Form 20-F
PECHINEY
filed 2003-03-25
CIK 1003467

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[  ]REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002
OR
[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File number: 1-14110

(Exact name of Registrant as specified in its charter)

N/A	France
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

7, Place du Chancelier Adenauer, 75116 Paris, France
Telephone: +33 (1) 56 28 20 00
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class:	on which registered
Common Shares "A", nominal value	New York Stock Exchange
15.25 Euros per Common Share
American Depositary Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares "A", nominal value € 15.25 per share	...................................................................................................................................................	81,422,639
Preferred Shares "B", nominal value € 15.25 per share	...................................................................................................................................................	1,091,044

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes:[X]	No: [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17: [ ]	Item 18: [X]

»Tables of Contents

»Presentation of Information

The Company publishes its Consolidated Financial Statements in euros ("euros" or "€"). However, the Company’s financial statements for 1998 were originally prepared in French francs, and have been translated into euros for purposes of this document at the rate of FF 6.55957 = € 1.00, the applicable rate established on January 1, 1999. The euro did not exist during 1998, and the conversion rate used may not reflect the FF/euro exchange rate that would have applied if the euro had existed at such times. Solely for the convenience of the reader, this document contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been (at the relevant date) converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate published by the European Central Bank (the "ECB Rate") of € 1.00 = $1.0487 (or $1.00 = € 0.9536) on December 31, 2002, the last trading day for the year 2002. See "Item 3. Key Information - Exchange Rate Information" for information regarding the euro/U.S. dollar exchange rate from January 1, 2002 to the present.

In this document, references to "United States" are to the United States of America, references to "U.S. dollars" or "$" are to United States dollars and references to "tons" or "t" are to metric tons (1,000 kilograms or 2,204 pounds). References to "Euronext Paris" are to the integrated national dealing system through which listed securities are traded in France. References to "LME quotations" are to three-month forward quotations on the London Metal Exchange.

As used herein, the term "Company" refers to Pechiney without its consolidated subsidiaries and the terms "Pechiney" and "Group" refer to the Company together with its consolidated subsidiaries. References to "Common Shares "A"" are to the Company’s Class "A" shares, nominal value 15.25 per Share, and references to "Preferred Shares "B"" are to the Company’s Class "B" Shares, nominal value € 15.25 per Share. References to "share capital" are to the nominal amount of Common Shares "A" and Preferred Shares "B" and references to "voting rights" are to the rights to vote in general meetings of the holders of Common Shares "A" or Preferred Shares "B" (see "Item 10. Additional Information - Description of Share Capital").

As used herein, the term "Consolidated Financial Statements" refers to the Company’s audited consolidated financial statements as at and for the three years ended December 31, 2002.

Various amounts and percentages set out in this document have been rounded and, accordingly, may not total.

Except as otherwise noted herein, references to "Europe" do not include Russia or Turkey. Data regarding primary aluminum production in the "Western World" refers to worldwide production excluding China, CIS, and Eastern and Central European countries.

»Cautionary Statement Regarding Forward Looking Statements

Certain of the statements contained in this document that are not historical facts, including, without limitation, certain statements made in the sections entitled "Item 3. Key Information - Risk Factors", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects", are statements of future expectations. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "is expected to", "will", "will continue", "should", "would be", "seeks" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

  changes in exchange rates, including particularly the exchange rate of the euro to the U.S. dollar;
  changes in aluminium prices;
  changes in economic trends and seasonality;

  increasing levels of competition in France and other international aluminum markets;
  customers and market concentration;
  pricing and availability;
  changes in laws and regulations;
  risks and uncertainties attendant to doing business in numerous countries which may be exposed to, or may have recently experienced, economic or governmental instability;
  general competitive and market factors on a global, regional and/or national basis;
  raw materials and energy.

Readers are urged to carefully review and consider the various disclosures made by the Company that attempt to advise interested parties of the factors affecting the Company’s business, including the disclosures made under the captions "Item 3 Key Information - Risk Factors", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" in this annual report, as well as the Company’s other periodic reports on Form 6-K filed with the Securities and Exchange Commission.

»Cautionary Statement Regarding Market shares

Unless otherwise indicated, statistical and market trend information, as well as statements related to market position and competitive data, are based on the Company’s internal statistics and/or estimates, which are in turn based on the Company’s own research and various publicly available sources.

»Identity of Directors, Senior Management and Advisers	Item 1

Not Applicable

»Offer Statistics and Expected Timetable	Item 2

Not Applicable

»Key Information	Item 3

Selected Financial Data

The following table sets forth selected consolidated financial data for the Group for the periods indicated. These data were derived from the Consolidated Financial Statements of the Group prepared in accordance with French generally accepted accounting principles ("GAAP"), which differ in certain significant respects from U.S. GAAP. This information is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements, the related Notes thereto, and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this Annual Report.

Beginning with the financial statements for fiscal year 2001, Pechiney has prepared its financial statements in accordance with French GAAP only, and provides a description of the principal differences between French GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of consolidated net income and shareholders’ equity. The use of a single set of accounting principles prevents any confusion that may be generated by the simultaneous publication of two different sets of financial statements and notes and comments thereto. The application of French GAAP is consistent with the standards used by the Company’s internal reporting system.

The impact of the differences between French GAAP and U.S. GAAP is presented in Note 25 to the Consolidated Financial Statements for a description of the principal differences between French GAAP and U.S. GAAP, as they relate to the Company and its consolidated subsidiaries and for a reconciliation to U.S. GAAP of net income and shareholders’ equity.

In addition, the Company has changed its presentation of goodwill amortization in its Consolidated Financial Statements for the 2002 fiscal year with respect to previous years, impacting several line items on the Company’s income statement. Accordingly, income from operations and other line items for the fiscal years 2001, 2000 and previously have been reclassified in this Annual Report to conform to the new accounting treatment

»Key Information

SELECTED CONSOLIDATED DATA

Year ended and as at December 31	(1)2002	(1)(2)2002	(1)2001	(1)2000	(1)1999	(1)1998
(in millions, except per share, per cip
and per ads data)	(€)	($)	(€)	(€)	(€)	(€)

Income Statement Data:
Net sales	11,909	11,253	11,054	10,679	9,507	9,836
Other operating revenues	144	136	150	148	139	176
Cost of goods sold (excluding depreciation)	(10,611)	(10,027)	(9,615)	(9,217)	(8,147)	(8,442)
Selling, general and administrative expense	(610)	(576)	(615)	(559)	(529)	(529)
Research and development expense	(90)	(85)	(97)	(90)	(79)	(92)
Depreciation and amortization	(335)	(316)	(328)	(303)	(311)	(318)
Long-lived assets writedown	(102)	(97)	(19)	(13)	(13)	(8)
Restructuring expense	(43)	(40)	(56)	(16)	(25)	(7)
Other income (expense)	(98)	(93)	12	(11)	(193)	(3)

Income (loss) from operations	164	155	486	618	349	613
Financial expense, net	(49)	(46)	(68)	(68)	(95)	(142)

Income (loss) before income taxes	115	109	418	550	254	471
Income tax (expense) benefit	(39)	(37)	(130)	(172)	15	(98)

Income (loss) from consolidated companies	76	72	288	378	269	373
Equity in net earnings of affiliates	3	3	24	(13)	41	10
Minority interests	0	0	(28)	(31)	(11)	(20)

Income (loss) from continuing operations	79	75	248	334	299	363
Goodwill amortization	(129)	(122)	(51)	(20)	(39)	(52)
Discontinued operations	-	-	-	-	-	-
Cumulative effect of accounting changes	-	-	-	-	-	-
Net income (loss)	(50)	(47)	233	314	260	311

Per Share "A", Share "B"/CIP and ADS Data:(3)
Net income (loss) available for distribution	(50)	(47)	233	314	260	311
- Per Common Share "A"	(0.66)	(0.62)	2.92	3.90	3.17	3.80
- Per Preferred Share "B"/CIP	0.79	0.75	4.37	5.35	4.62	5.25
- Per ADS	(0.33)	(0.31)	1.46	1.95	1.58	1.90
Cash dividends declared(4)
- Per Common Share "A"	1.00	1.05	1.00	1.00	0.81	0.80
- Per Preferred Share "B"/CIP	1.65	1.73	1.79	3.31	0.81	1.96
- Per ADS	0.50	0.52	0.50	0.50	0.40	0.40

Amounts in accordance with U.S. GAAP
Net sales	11,918	11,261	11,043
Income from operations	180	170	440
Net income	(4)	(4)	194

Balance Sheet Data:
Cash and marketable securities	436	458	434	461	468	1,033
Property, plant and equipment - net	2,832	2,970	2,997	2,476	2,381	2,770
Total assets	8,234	8,636	8,683	8,073	7,687	9,282
Long-term debt less current portion	1,465	1,537	971	734	903	1,307
Shareholders’ equity (Group share)	3,014	3,161	3,395	3,273	3,026	2,624
Minority interests	149	156	169	169	153	149
Share capital (in billions)	1.26	1.32	1.25	1.25	1.25	1.25
Number of shares	82,513,683	82,513,683	81,626,190	81,585,190	81,576,212	81,560,387

(1)	Derived from the Group’s audited Consolidated Financial Statements prepared in accordance with French GAAP. For the year ended December 31, 1998 amounts have been translated from French francs to euros using the official rate as of January 1, 1999.
(2)	The U.S. dollar amounts in this column have been translated solely for the convenience of the reader at an exchange rate of € 1.00 = $0.9449 (the average of the daily ECB Rates for the conversion of euros into U.S. dollars during 2002) for income statement data and of € 1.00 = $1.0487 (the ECB Rate for the conversion of euros into U.S. dollars at December 31, 2002) for balance sheet data and cash dividents declared.
(3)	Per Share data is calculated based upon the weighted average number of Shares outstanding during each period presented (see Note 12(h) to the Consolidated Financial Statements).
(4)	Does not include the French avoir fiscal.

»Key Information	Item 3

Exchange Rate Information

Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the 12 member states of the European Union in early 1992, a European Monetary Union (known as the "EMU") was implemented on January 1, 1999, and a single European currency, known as the "euro", was introduced. The following 12 member states participate in the EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The legal rate of conversion between French francs and euros was established on January 1, 1999 at FF 6.55957 = € 1.00.

For a discussion of the impact of currency fluctuations on the Group’s financial condition and results of operations, see "Item 5. Operating and Financial Review and Prospects - General Information - Currency Fluctuations".

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for cable transfers:

  in French francs for 1998 (expressed in French francs per $1.00, and converted for informational purposes into U.S. dollars per € 1.00 at the French franc/euro conversion rate established on January 1, 1999);
  in euros for subsequent periods (expressed in U.S. dollars per € 1.00).

These rates are provided solely for the convenience of the reader and are not the rates used by the Company in the preparation of its Consolidated Financial Statements included elsewhere n this Annual Report. The Group uses the ECB Rate for its internal financial reporting and for the presentation of certain U.S. dollar/French franc and U.S. dollar/euro translations set forth herein (see "Presentation of Information"). No representation is made that French francs or euros could have been, or could be, converted into U.S. dollars at these rates or at any other rate.

	Period-end rate		(1)Average rate		Euro High Point		Euro Low Point
	($/€)	(FF/$)	($/€)	(FF/$)	($/€)	(FF/$)	($/€)	(FF/$)

February 2003	1.08	-	1.08	-	1.09	-	1.07	-
January 2003	1.07	-	1.06	-	1.09	-	1.04	-
December 2002	0.95	-	0.98	-	1.01	-	0.95	-
November 2002	1.01	-	1.00	-	1.01	-	0.99	-
October 2002	1.01	-	1.02	-	1.03	-	1.01	-
September 2002	1.01	-	1.02	-	1.03	-	1.00	-

2002	1.05	-	0.95	-	1.05	-	0.86	-
2001	0.89	-	0.89	-	0.95	-	0.84	-
2000	0.94	-	0.92	-	1.03	-	0.83	-
1999	1.01	-	1.06	-	1.18	-	1.00	-
1998	1.17	FF 5.62	1.11	FF 5.90	1.22	FF 5.39	1.06	FF 6.21

(1)	The yearly averages of the Noon Buying Rates for French francs or euros, as the case may be, were calculated using the average Noon Buying Rate on the last business day of each month during the relevant period. The monthly averages were calculated using the average of the daily Noon Buying Rates for euros within each month.

»Key Information

Risk Factors

Risk factors relating to our industry and markets

Our business is subject to fluctuations in world aluminum prices which could negatively affect our earnings.

We are exposed to the risk of fluctuations in the price of aluminum on the London Metal Exchange (LME) (see "Item 5. Operating and Financial Review and Prospects - General Information - Volatility of World Aluminum Prices"), which determines the price at which we are able to sell aluminum in the market. If the price of aluminum on the London Metal Exchange declines substantially, our operating results may deteriorate. Since the world price of aluminum (quoted on the LME) is denominated in U.S. dollars, and a substantial portion of our Primary Aluminum sales is linked to U.S. dollars, the negative impact on our operating results of a decline in the world price of aluminum is generally amplified when the U.S. dollar declines in value vis-à-vis the euro, while it is usually attenuated if the U.S. dollar is strong vis-à-vis the euro. Conversely, the positive impact of a rise in the world price of aluminum on Primary Aluminum’s earnings from operations can be significantly attenuated by a weak U.S. dollar vis-à-vis the euro. In addition to the effort made to reduce our sensitivity to the effects of currency fluctuations, we may occasionaly, through specific short-term hedging operations, anticipate fluctuations in the world price of aluminum (see "Item 5 - Operating and Financial Review and Prospects -General Information - Sensitivity of the Group’s Industrial Operations to Fluctuations in Aluminum Prices - Primary Aluminum"). Even when we have entered into hedging arrangements to protect ourselves from this fluctuation risk, we may cease to engage in hedging arrangements in the future, and any existing or future hedging arrangements may not be successful. Fluctuations in aluminum prices could thus result in lower profits and a reduction in any dividends, and could cause the trading price of our shares to decline.

Our business is subject to the price and availability of other raw materials.

The principal raw materials we use in manufacturing our products are alumina, aluminum and plastics. The prices of many of the raw materials we use depend on supply and demand relationships at a worldwide level, and are therefore subject to variation. The price of aluminum and other raw materials that we use, and demand for aluminum volumes, depend upon a number of factors, including general economic conditions, cyclical trends in our end-use markets and imbalances in supply. Prices for the raw materials we require may increase and, if they do, we may not be able to pass on the entire cost of the increases to our .customers, which may cause our profitability to decline.

There is a potential time lag between changes in prices under our purchase contracts and the point when we can implement a corresponding change under our sales contracts with our customers. As a result, we cannot necessarily protect ourselves from fluctuations in raw materials prices since during the time lag period we may have to temporarily bear the additional cost of the change under our purchase contracts, which could have a temporary negative impact on our profitability.

Our business is subject to fluctuations in energy prices.

We consume large volumes of energy, mainly electricity, particularly in producing aluminum and ferroalloys. Aluminum smelters generally require an uninterrupted supply of intense electrical energy, and any interruption of more than four hours, whatever the cause, may have a major technical, commercial and financial impact on the activities of the facility concerned.

If energy costs were to rise, or if energy supplies or supply arrangements were disturbed, our profitability may decline, which could lead to a reduction in any dividends and cause the trading prices of our shares to decline.

»Key Information	Item 3

We may be subject to unforeseen environmental costs and liabilities that could adversely affect our financial condition and results.

We are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards on us that relate, among other things, to air emissions, wastewater discharges, the use and handling of hazardous materials, waste disposal practices, and cleanup of environmental contamination. Such laws and regulations expose us to the risk of substantial costs and liabilities, including liabilities associated with assets that we have sold and activities that we have discontinued.

It is our policy to identify and, to the extent possible, quantify the costs associated with the potential clean-up of sites where we could incur liability. There can be no assurance, however, that the amounts we have budgeted and provisioned will enable us to satisfy our environmental obligations, especially in light of several factors: the rapid development of increasingly stringent environmental laws and regulations and of their interpretation by the courts; governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress; and potential liability of the Group to remediate sites for which provisions have not been established. Our accounting reserves may not be sufficient to cover future environmental liabilities. The amounts of these liabilities could result in lower profits, lead to a reduction in any dividends and cause the trading prices of our shares to decline.

In addition, future developments, such as changes in law or new information regarding environmental conditions, could result in increased environmental costs and liabilities that could have a material adverse effect on our future financial condition and results of operations or our consolidated financial position.

We may be subject to liability related to the use of hazardous substances in production.

We use a variety of materials and chemicals in our manufacturing activities. In the event that any of these substances, such as aluminum or solvents such as glycol ethers, proves to be toxic, we may be liable for increased costs for health-related claims or removal or retreatment of such substances.

 Although we do not currently use asbestos or its derivatives as raw materials in our manufacturing process, there is some risk of asbestos exposure associated with the use of consumer goods in the manufacturing process, as well as with maintenance work on our buildings or ovens. We have implemented a strict system by which residual asbestos materials, such as fibrocement, are identified. We have also implemented a program that assures the protection and medical surveillance of the workforce. In the event that the provisions we have set aside to eliminate asbestos in our facilities is insufficient, our financial condition and results of operations could be harmed.

Risk Factors Relating to our Group

Fluctuations in the euro/U.S. dollar exchange rate may lead our financial results to decline.

Fluctuations in the euro/U.S. dollar exchange rate could result in lower profits and a reduction in any dividends, and could cause the trading prices of our shares to decline.

In 2002, 40% of our production was located in North America and in countries whose currency is linked to the U.S. dollar. In addition, a substantial portion of Primary Aluminum sales is denominated in or linked to U.S. dollars and is therefore subject to fluctuations in the euro/U.S. dollar exchange rate. Since most of our sales are denominated in currencies other than the euro, foreign exchange rate fluctuations have a significant impact on our operating income. We strive to reduce our sensitivity to the effects of currency fluctuations, in particular the fluctuations between the euro and the U.S. dollar or between the euro and currencies linked to the U.S. dollar, by financing our foreign investments in the currency of the country in question, on the one hand, and by hedging our foreign exchange risks, primarily through centralized management of such risks, on the other (see "Item 5 - Operating and Financial Review and Prospects -General Information - Derivative Financial Instruments -CurrencyFluctuations").

We are exposed to market and credit risk in derivatives.

We use derivatives both to hedge our exposure to changes in exchange rates, interest rates and metals prices, among other things, and in our trading activities. With respect to our use of derivatives, we bear the risk of market movements and the risk of default by our counterparties. We have in the past experienced losses with respect to our use of derivatives. For further discussion of these matters, please refer to "Item 5. Operating and Financial Review and Prospects - General Information - Derivative Financial Instruments". Future losses of this nature nature could result in lower profits, which could lead to a reduction in any dividends and cause the trading prices of our shares to decline.

»Key Information

We are exposed to risks in trading.

We engage in substantial trading activities, including the purchase and sale of forwards, futures and options, both on and off exchanges. Although we believe we have established appropriate risk management procedures, trading activities involve elements of forecasting, and we bear the risk of market movements and the risk of default by our counterparties. For further discussion of our trading activities, please refer to "Item 4. Information on the Company - International Trade". Any of these risks could result in lower profits, which could lead to a reduction in any dividends and cause the trading prices of our shares to decline.

Changes in interest rates could increase our cost of borrowing.

A major portion of our financial debt is subject to variable interest rates. This results in exposure to interest rate fluctuations, which we strive to anticipate by using certain interest rate derivative instruments. (See "Item 5. Operating and Financial Review and Prospects - General Information - Derivative Financial Instruments - Interest Rate Fluctuations".) There can be no

assurance that our risk management initiatives can adequately compensate for adverse changes in interest rates. An increase in interest rates could increase the cost of financing our existing debt and make future borrowings more expensive, which could harm our financial condition and results of operations.

Uninsured damage to or loss of industrial property could have a negative impact on our financial results.

Our ability to insure against the risk of industrial property damage or loss is subject to prevention audits commissioned by our insurance companies. Insurance companies evaluate the quality of risk control at industrial facilities to determine appropriate insurance premiums and coverage. Negative evaluations resulting from these prevention audits could limit the availability of our insurance coverage, or significantly increase the cost of our premiums. The percentage of physical assets designated as Highly Protected Risks decreased this year from 68% as of January 1, 2002 to 55% as of January 1, 2003, with the loss of rating of six major facilities in 2002.

While we have implemented action plans for 2003 designed to regain Highly Protected ratings for our facilities, there can no assurance that these efforts will be successful in increasing the coverage or decreasing the cost of insurance, or in reducing the probability and seriousness of financial loss in the event of an accident.

Increased cost or other difficulties in obtaining insurance could harm our financial condition and results of operations.

We are exposed to risks in developing countries,
which could lower our profitability and affect the value of our assets there.

Our operations in developing countries may be more vulnerable to risks of war, civil disturbances and adverse governmental action than our operations in the rest of the world. Governmental action, for example, may disrupt or impede operations and markets, restrict the movement of funds, impose limitations on foreign exchange transactions or result in the expropriation of assets. Certain of the countries in which we operate have been subject to economic instability in recent periods. Any of these factors could adversely affect our operations in those countries and result in lower profits, which could lead to a reduction in any dividends and cause the trading prices of our shares to decline.

Certain of our business areas have a relatively small number of customers.
The loss of one or more of them could result in lower sales.

Certain of our business areas rely, to varying degrees, upon a relatively small number of major customers for a significant portion of their sales. Although we believe we have good working relationships with these customers, if our existing relationships with them are discontinued in the future, or we do not replace them if we lose them as customers, our financial results may be harmed, which could lead to a reduction in any dividends and cause the trading prices of our shares to decline.

Our technology may become obsolete.

We are committed to protecting our trade secrets and investing in research and development in order to maintain the benefits of our technology in the future. However, we may not be able to protect, or continue to develop, some of our proprietary information in the future. In addition, we may be subject to litigation in the future regarding the use of proprietary information that we have developed. For further discussion of our investments in technology, please refer to "Item 4, Information on the Company - Business Overview - Intellectual Property" and "- Litigation".

»Key Information	Item 3

Risk factors relating to our shares and ADSs

We may not be able to pay dividends on our common shares.

Whether we are able to pay dividends in the future, and if so, at what time, will depend upon our future earnings and financial condition. In addition, the holders of our Preferred Shares "B" are currently still entitled to a cumulative preferential dividend of € 1.45 per share per year, together with additional priority dividends based on the Company’s net income excluding certain nonrecurring items, and these payments must be made from available funds before we can make any decision whether to pay dividends to holders of our Common Shares "A" and the corresponding ADSs. For further discussion of these rights, please refer to "Item 10, Additional Information - Description of Share Capital - General Provisions Applicable to Shareholders - Dividend and Liquidation Rights". The number of outstanding Preferred Shares "B" is much smaller than the number of outstanding Common Shares "A" and corresponding ADSs, and certain holders of Preferred Shares "B" have proposed a resolution which, if adopted, would lead to the conversion of the remaining Preferred Shares "B" into Common Shares "B" and the consequent disappearance of the preferential and priority dividend rights associated with the Preferred Shares "B". Unless and until that resolution is approved, however, the rights associated with our Preferred Shares "B" could, under certain circumstances, lead us to declare reduced dividends or no dividends to holders of our Common Shares "A" and the corresponding ADSs, which could cause the trading prices of our Common Shares "A" and the corresponding ADSs to decline.

The trading prices of our ADSs depend in part on the U.S. dollar exchange rate.

Our Common Shares "A" trade in euros and our ADSs trade in U.S. dollars. Any dividends we declare are also denominated in euros. As a result, the trading prices of our ADSs in U.S. dollars may fluctuate as the U.S. dollar/ euro exchange rate fluctuates, and any material decrease in the value of the euro in relation to the U.S. dollar may cause the trading prices of our ADSs to decline.

Moreover, there is currently a resolution proposed by two of the Pechiney's shareholders to convert Preferred Shares "B" into Common Shares "A" after the payment date of the dividend proposed in respect of the 2002 fiscal year, and this resolution will be presented to the annual General Shareholders' Meeting scheduled to take place on April 3, 2003. For a more detailed description of this proposed resolution, see "Item 9" - The Offer and Listing - Price History of the Shares - Preferred Shares "B"

In addition, for a discussion of our business exposure to fluctuations in currency exchange rates, please refer to "– Risk factors relating to our group – Fluctuations in currency exchange may lead our financial results to decline".

»Key Information

»Information on the Company	Item 4

Overview of the Pechiney Group

The Pechiney Group operates in two core businesses, in which it ranks among the global market leaders(1): the production of primary aluminum and fabricated aluminum products and the production of packaging materials. The Group believes that it is Europe’s second and the world’s fifth largest producer of primary aluminum on the basis of 2002 obtainable production capacities and one of the leading European producers of flat-rolledaluminum products on the basis of 2002 sales volume, with strong positions in aerospace, cansheet, automotive and foil & thin foil markets. Its aluminum technology is recognized as some of the most efficient in the world. The Group believes that it is also one of the world leaders in the production of packaging materials for the food, healthcare and beauty industries on the basis of 2002 sales. It is the world’s largest producer of collapsible tubes. The Group’s other activities include the production of ferroalloys and international trade.

Through its unrelenting efforts to reduce indebtedness and improve competitiveness over the last few years, Pechiney believes it has the resources it needs to finance its development. Since April 2000, the Group committed, on an average annual basis, more than € 500 million per year to growth projects, in addition to maintenance expenditures. This strategy is primarily designed to ensure the Group of leading positions in each of its businesses in terms of market share and technological expertise. Nevertheless, this strategy will only be fully effective if the Group makes improving its cost position a constant priority. The Continuous Improvement System, whose mechanisms and objectives were presented in December 2001, is the cornerstone of profitable growth and the priority of Pechiney.

The figures relating to the fiscal years 2000, 2001 and 2002 presented in this document were prepared in euros.

(1) Positions and market shares presented in this item or based on internal estimates.

»Information on the Company

Selected Consolidated Financial Data

millions of euros (except net income, adjusted net income	2002	2001	2000
and dividend paid per share in euros )

Net sales	11,909	11,054	10,679
Earnings from operations(1)	407	549	658
Net income	(50)	233	314
Adjusted net income(2)	211	297	384
Adjusted net income before goodwill amortization	242	326	404

Basic net income per common share "A"	(0.66)	2.92	3.90
Adjusted net income per common share "A"	2.69	3.76	4.78
Net income per common share "A" before goodwill amortization	3.11	4.12	5.03

Net cash provided by operating activities	629	577	398
Net cash used in investing activities	580	947	545
Dividend paid for the year per common share "A" (net)	1.00	1.00	1.00

Capital stock	1,258	1,245	1,244
Shareholders’ equity (Group share)	3,014	3,395	3,273
Shareholders’ equity and minority interests	3,163	3,564	3,442
Net indebtedness	1,437	1,484	869
Non-current assets	4,840	5,031	4,258

Total Assets	8,234	8,683	8,073

(1)	Earnings from Operations consists of Net Sales, Other Operating Revenues, Cost of Goods Sold (excluding depreciation), Selling, General and Administrative Expense, Research and Development Expense and Depreciation and Amortization (excluding Goodwill Amortization). Earnings from Operations does not include Goddwill Amortization, Long-lived Assets Writedown, Restructuring Expense or Other Income (expense). These items are considered to be operating income/expenses.

(2)	Published net income restated to reflect the impact, after taxes, of restructuring expense, other (expense) income and other non-recurring items.

Aluminum

The Group’s Aluminum sector is comprised of two segments: Primary Aluminum and Aluminum Conversion.

Primary Aluminum is Europe’s second and the world’s fifth largest producer of primary aluminum on the basis of 2002 obtainable production capacity (1,240,000 metric tons). It also holds interests in companies that produce bauxite and alumina. Primary Aluminum also licenses alumina and aluminum production technology and related equipment and believes that approximately 80% of world smelting capacity recently put into operation in Western World uses the Group’s technology.

»Information on the Company	Item 4

Aluminum Conversion includes the activities of four divisions, which regroup activities organized around industrial or commercial goals shared in common:

  The Aerospace, Transport, Industry division regroups the production of aluminum rolled products for transport markets (aerospace, sea and ground, excluding automotive) and industry, as well as the production of hard alloy extrusions;
  The Cans, Automotive, Standard Rolled Products division regroups the production of aluminum rolled products at Neuf Brisach for the can, automotive and standard rolled products market;
  The Foil and Thin Foil / Specialty Products division includes Pechiney

  Eurofoil’s foil and thin foil activities at Dudelange, Flémalle and Rugles, as well as different specialty activities (circles, precoated sheets, etc.);
  The Extrusions, Casting Alloys, Automotive division manufactures and markets aluminum soft alloy sections for the construction, transport and equipment markets, as well as casting alloys used almost exclusively in the automotive market. The division is also in charge of Pechiney Automotive, a cross-division structure specially dedicated to the automotive market.
On the basis of 2002 production, the Group believes it is one of the main European producers of aluminum rolled products.
Packaging

In 2002, the Group’s Packaging sector regrouped the following activities:

  Plastic Packaging, an important North American and European producer of flexible packaging for the food, healthcare and specialty markets;
  Cebal Tubes Europe and Cebal Tubes Americas, which together are the world leader in the manufacture of flexible plastic, laminated and aluminum tubes for the cosmetics, personal care and healthcare markets on the basis of 2002 production.

  Cebal Aerosols, the world’s largest manufacturer of seamless aluminum aerosol and spray cans;
  Techpack International (TPI), one of the world’s principal producers of plastic packaging for makeup, perfume and cosmetics on the basis of 2002 sales;
  Pechiney Capsules, which produces caps and overcaps for wines and spirits.

Ferroalloys and Other Activities

Pechiney Electrométallurgie, a wholly-owned subsidiary of the Group, mainly produces silicon and ferroalloys as well as abrasives and refractories.

International Trade

International Trade operates three lines of business: a worldwide network of sales agencies which market products manufactured by the Group and	third parties; trading of non-ferrous metals and other basic materials; and the distribution of semi-finished aluminum products.

New organization

In order to ensure that the organization of the Pechiney Group reflects its different businesses, it was decided, as announced in December 2002, to divide aluminum activities into two distinct sectors:

  the Primary Aluminum sector, which now regroups in a single entity bauxite-alumina-aluminum production activities and ferroalloys;
  the Aluminum Conversion sector, comprised of rolled products, extrusions and casting alloys used in a wide variety of markets: aerospace, automotive, sea transport, rail, industry, industrial equipment, construction and beverage cans.

This new organization of aluminum activities in two sectors, each of which has expertise to share, illustrates the Group’s business-based strategy - the two sectors are distinct and respond to very different industrial and commercial approaches.

The Group expects this organization to provide more simplicity and responsiveness through the continued deployment of the Pechiney Continuous Improvement System and profitable growth projects. The new organization took effect as of February 1, 2003.

»Information on the Company

The following table sets forth the Net Sales of each of the Group’s segments for the periods indicated.

			Year ended December 31

net sales by segment (millions of euros)
	2002		2001		2000

Primary Aluminum	1,605	13.5%	1,851	16.8%	2,039	19.1%
Aluminum Conversion	2,618	22.0%	2,676	24.2%	2,600	24.4%
Packaging	2,342	19.7%	2,418	21.9%	2,085	19.5%
Ferroalloys and Other Activities	308	2.6%	358	3.2%	377	3.5%
Net Sales from Industrial Operations	6,873	57.8%	7,303	66.1%	7,101	66.5%
International Trade	5,036	42.2%	3,751	33.9%	3,578	33.5%

Total Net Sales	11,909	100.0%	11,054	100.0%	10,679	100.0%

The following table sets forth the Net Sales of the Group by geographic region of production for the periods indicated.

net sales by geographic region of production (1)			Year ended December 31

(millions of euros)	2002		2001		2000

France	4,972	41.7%	4,719	42.7%	4,725	44.2%
Rest of Europe	1,830	15.4%	1,834	16.6%	1,576	14.8%
North America	3,546	29.8%	3,695	33.4%	3,598	33.7%
Rest of the World	1,561	13.1%	806	7.3%	780	7.3%
Total	11,909	100.0%	11,054	100.0%	10,679	100.0%

(1)	The breakdown of Net Sales by geographic region of sales in 2002 was as follows: 14% in France, 35% in the rest of Europe , 25% in the United States and 26% in the rest of the world.
The following table sets forth the Earnings from Opérations of each of the Groups segments for the period indicated.
		Year ended December 31

earnings from opérations by segment(1)(millions of euros)	2002	2001	2000

Primary Aluminium	276	423	509
Aluminium Conversion	16	23	78
Packaging	129	136	100
Ferroalloys and Other	3	0	0
International Trade	73	55	64
Holdings	(90)	(88)	(93)

Total	407	549	658

(1)	Earnings from Operations takes into account Net Sales, Other Operating Revenues, Cost of Goods Sold (excluding depreciation), Selling, General and Administrative Expense, Research and Development Expense and Depreciation and Amortization (excluding Goodwill Amortization).
Earnings from Operations do not take into account Goodwill Amortization, Long-lived Assets Writedown, Restructuring Expense and Other Income (Expense). These items are considered to be operating income/expenses.

»Information on the Company	Item 4

The following table sets forth the EBITDA of each of the Groups segments for the period indicated.

EBITBA by segment (1)(millions of euros)	2002	2001	2000

Primary Aluminium	366	510	594
Aluminium Conversion	112	114	156
Packaging	253	261	212
Ferroalloys and Other	21	18	20
International Trade	76	58	67
Holdings	(86)	(84)	(88)

Total	742	877	961

(1)	EBITDA takes into account Net Sales, Other Operating Revenues, Cost of Goods Sold (excluding depreciation), Selling, General and Administrative Expense, Research and Development Expense.
EBITDA does not take into account Depreciation and Amortization, Long-lived Assets Writedown, Restructuring Expense and Other Income (Expense). These items are considered to be operating income/expenses.

EBITDA is a non-GAAP measurement that Pechiney defines as Income (loss) from operations, excluding Depreciation and Amortization, Long-lived Assets Writedown, Restructuring Expense and Other Income (Expense). This measure does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss) as an indicator of Pechiney’s operating performance or as an alternative to cash flows as a source of liquidity. Pechiney’s EBITDA may not be comparable with EBITDA as defined by other companies. Pechiney believes EBITDA is commonly used by financial analysts and others in the aluminum industry.

The data presented above reflects the company’s holdings at the relevant time, and includes the following:

  in Primary Aluminum and Aluminum Conversion, the contribution of

  Workington and Eurofoil, respectively since April 2001 and June 2001, and the contribution of the additional 15.5% equity interest in Tomago acquired in October 2001;
  in Packaging, the contribution of companies acquired in 2000, 2001 and 2002 (mainly Anchor Cosmetics, JPS Packaging and Metalpack in 2000, Soplaril and Molplastic in 2001, and Phoenix Healthcare and Avenir Print Service in 2002);
  in Ferroalloys and Other Activities, the contribution in 2000 and 2001 of activities since deconsolidated (mainly Marignac and the plants transferred to the SKW joint venture);
  in International Trade, the contribution of the brokerage business of Brandeis Brokers Ltd. until its sale on March 1, 2000, and the contribution of Pechiney Far East, which was consolidated as of January 1, 2002.

»Information on the Company

History and Development of the Group

Pechiney is the successor company of Pechiney Ugine Kuhlmann, itself created through the merger of two French manufacturing companies, Compagnie Pechiney and Ugine Kuhlmann, which for over a century had been developing new technologies for the conversion of natural resources and basic materials into a wide range of metal and chemical products.

At the end of the 19th century, Pechiney developed a technique for the production of aluminum by electrolysis, to which it dedicated an increasing portion of its capital expenditures. To be more competitive in the post World War Environment, Pechiney reorganized its production activities by merging with Société Electrométallurgique Française. Beginning in 1950, due to the need to access new energy sources and raw materials, Pechiney decided to participate in the consolidation of the chemical industry in France, to integrate more closely its non-ferrous metal conversion activities and to work in foreign countries to develop its upstream aluminum activities.

Compagnie Pechiney and Ugine Kuhlmann merged in 1971, creating an industrial group with diversified and complementary activities.

Included in 1982 in the nationalization plan adopted by the French State, Pechiney Ugine Kuhlmann sold its specialty steel and chemical activities in 1982 and 1983 respectively, and adhered to a strategy of concentrating the Group’s resources in those areas in which its technical and market positions enabled it to rank among the world’s leaders. In 1983, after the reorganization of its activities, the Company readopted the name "Pechiney". In 1987, Pechiney sold its copper conversion activities.

As part of this strategy, Pechiney also made certain acquisitions, including, most notably, the acquisition of American National Can (ANC) at the end of 1988, which enabled the Group to become one of the world’s largest packaging manufacturers. Following the acquisition of ANC, the Group consolidated its packaging activities, turbine component activities and principal international aluminum assets in its subsidiary Pechiney International, 25% of which was then sold on the Paris Bourse in 1989 in an initial public offering.

In 1992, the Group implemented a program aimed at rebalancing its portfolio of activities, part of which included the transfer from Pechiney International to Pechiney of its Aluminum and International Trade activities. Concurrently, Pechiney’s shareholding in Pechiney International was further reduced to 67%. That same year, the Group sold its nuclear fuel assembly and zirconium/titanium activities.

In 1995, upon the completion of an extensive strategic internal analysis, Pechiney restructured its portfolio of activities around two core sectors -Aluminum and Packaging - and implemented a disposition program which significantly reduced its financial indebtedness. Following the sale of a controlling stake in Carbone Lorraine and Ugimag at the end of June 1995, the Group disposed of three business segments: Food Metal and Specialty North America, Beverage Glass North America and Turbine Components, in July, September and December 1995, respectively. The combined divestitures allowed the Group to reduce its indebtedness by 1.6 billion euros.

Pechiney was privatized in December 1995 through an offering of shares. In addition, two public exchange offers were undertaken for the Certificats d’Investissements Privilégiés (CIP) and shares in Pechiney International. On December 16, 1997, Pechiney International, of which the Group had held 97.3% since January 1996, was merged into Pechiney. The French State sold its remaining interest in Pechiney in April 1998, retaining only the shares necessary to grant free shares to Group employees on February 5, 1999.

In July 1999, Pechiney launched an initial public offering on the New York Stock Exchange of the majority of the capital of its worldwide Beverage Cans activities. This transaction generated additional financial resources enabling the Group to pursue the selective and profitable development of its activities.

Since the end of 1999, in addition to continuing to implement its cost control policy, Pechiney has targeted an active strategy of internal and external growth, with the objective of strengthening the Group’s leadership in high value added segments and expanding its geographic coverage. This strategy of profitable growth has been illustrated by many acquisitions since April 2000, including the following notable examples:

  in Primary Aluminum, the acquisition of an additional 15.5% equity interest in Tomago, which makes Pechiney the main partner of one of the world’s most efficient primary aluminum smelting operations;
  in Aluminum Conversion, the acquisition of Workington and Eurofoil;
  in Packaging, the acquisition of Anchor Cosmetics (a subsidiary of Moll Industries), JPS Packaging and Soplaril, which allows the Group to strengthen its positions in different growth markets in the packaging sector and expand its geographic coverage.

In December 2001, Pechiney announced the effective launch of the Pechiney Continuous Improvement System, a program which targets not only cost reductions but also improved product quality, the multiplication of customer services, the optimization and heightened reliability of production tools and processes, safety, etc.

By making processes more reliable and reducing costs, the Group aims to attain annual Continuous Improvement Gains, gross of inflation, of € 450 million by 2004.

»Information on the Company	Item 4

Pechiney is a société anonyme à conseil d’administration (a corporation with a board of directors) incorporated under the laws of France. It is governed by the provisions of Titles I to IV of Book II of the legislative part of the new French Commercial Code (previously provisions of the French Companies Law no. 66-537 of July 24, 1966, now codified pursuant to Decree (ordonnance) no. 2000-912 of September 18, 2000) and the provisions of Decree no. 67-236 of March 23, 1967, by other applicable provisions of French law, as well as by its by-laws (statuts).

Pechiney was incorporated on November 17, 1922. The duration of the corporation, which was extended on November 10, 1951, will expire on November 30, 2051, unless an Extraordinary General Meeting of Shareholders decides to extend the duration or wind up the Company. Pechiney’s registered office is located at 7, Place du Chancelier Adenauer, 75116 Paris, France, and the telephone number is +33 1 56 28 20 00.

Capital expenditures in Aluminum totaled € 263 million in 2002, compared with € 188 million in 2001 and € 150 million in 2000. Capital expenditures in Packaging totaled € 196 million in 2002, compared with € 177 million in 2001 and € 106 million in 2000. For the Group’s other activities and Holdings, capital expenditures represented € 20 million in 2002, compared with € 24 million in 2001 and € 31 million in 2000. These expenditures principally related to the modernization of existing facilities, in particular:

  in Primary Aluminum, the increase of production capacity in existing facilities;
  in Aluminium Conversion, the expenditures related to the modernization plan for industrial facilities, especially the Ravenswood plant in the United States;
  in Packaging, the modernization of production facilities, especially in plastic packaging.

In 2002, proceeds from divestitures totaled € 43 million and principally concerned the sale of investments in non consolidated companies. In 2001, proceeds from divestitures totaled € 30 million and principally concerned the sale of Société de Gerzat. In 2000, proceeds from divestitures totaled € 496 million and mainly included proceeds from the sale of the residual interest in the ANC Group, Inc. held by Pechiney.

»Information on the Company

Strategy

Create value for Shareholders: profitable growth and the Pechiney Continuous Improvement System

During the period 2000-2002, many acquisitions were finalized, made possible by the Group’s low level of indebtedness and its solid cash flow. Pechiney’s strategic acquisitions included Eurofoil in thin foil, Soplaril in flexible packaging in Europe, and acquisitions targeting products or markets which are complementary to Pechiney’s own, such as Alufin (technical alumina), Euromin (trading), Envaril and Molplastic in South America (packaging), Tiger in Indonesia (cosmetics packaging), Harken’s production lines and Phœnix’s assets in medical packaging in the United States.

These acquisitions may be considered as successes for the Group - teams have been integrated; know-how has been transferred; and synergies identified at the time of acquisition have taken concrete form. This has produced visible results at the level of each of the activities concerned and therefore of the Group itself.

Improve profitability: the Pechiney Continuous Improvement System

One of the two major focuses of Pechiney’s strategy is the constant improvement of the Group’s performance in all fields through the	implementation of the Pechiney Continuous Improvement System throughout the Company.

Objectives of the Pechiney Continuous Improvement System

The Pechiney Continuous Improvement System targets four main objectives:

  to enhance safety, since the safest plants are the most efficient;
  to ensure the reliability of production processes and reduce controlled costs;
  to provide quality customer service;
  to improve the performance of acquisitions by standardizing and sharing best practices.

The Pechiney Continuous Improvement System is implemented in all the Group’s activities, applying a common point of reference and indicators to monitor performance. The progress achieved is regularly measured and reported savings have been published quarterly since January 1, 2002. In

2002, two-day Continuous Improvement evaluations were conducted at 48 facilities which are representative of all of the divisions. Focused on the priorities defined by the divisions, the Pechiney Continuous Improvement System reviews make it possible to verify that implementation and results are in line with commitments, and to identify best practices, which will be incorporated into the frequently consulted Continuous Improvement Intranet base.

With €130 million in cumulated Continuous Improvement Gains, gross of inflation, at the end of 2002, Pechiney believes it is well on the way to achieving its objective: € 450 million euros in savings on a full year basis by the end of 2004.

»Information on the Company	Item 4

Cumulated Continuous Improvement Gains at the end of 2002 (millions of euros)

Continuous Improvement Gains as of December 31, 2002 (millions of euros)

Gains linked to the increase in volume in Primary Aluminum(aluminum and metallurgical alumina)	1
Reduction (net of inflation) of controlled costs	75
Estimated impact of inflation on the basis of controlled costs	54

Total cumulated Continuous Improvement Gains	130

More growth, more efficiency: the Pechiney Continuous Improvement System is the ideal way to achieve the Group’s objectives of sustained and profitable growth over the long term.

The Pechiney Continuous Improvement System is based on the mobilization of expertise and the commitment of all our people in a learning, responsive organization focused on satisfying customers’ needs. It fosters industrial excellence by sharing best practices and applying the highest standards, especially with regard to safety and environmental protection. It promotes a corporate culture based on initiative and excellence that is open and stimulated by change.

» Information on the Company

The foundation of the Pechiney Continuous Improvement System

People mobilization and employee involvement are the foundation of the Pechiney Continuous Improvement System. Continuous Improvement success will be driven by management’s commitment to unleash the potential of the workforce. In 2002, a common set of Human Resources standards were defined to drive the people mobilization needs of the organization. The five new Roadmap elements (visual communication, the role of management, the development of expertise and technical skills, suggestion systems and employee recognition) are based on best practices throughout the Pechiney organization.

Training

Training is a key component in the deployment of the Pechiney Continuous Improvement System. It allows employees to improve their performance and develop skills so that they can contribute to the success of the Group’s strategy, and to rally teams around shared values, methods and objectives. In 2002, Pechiney continued to adapt training programs to the needs of its different businesses and their developmental needs.

1,000 managers to be trained in Pechiney Continuous Improvement System management

To facilitate effective implementation of the Pechiney Continuous Improvement System, Pechiney launched a program for plant managers, from unit heads to supervisors. Training takes place at production sites. It lasts a week and is organized in groups of 16 people.
Alternating theory and practice, it teaches managers how to analyze situations, draw up an action plan and lead projects. The plant’s basic issues and priorities are focuses from the beginning and practical applications are important. Two- and three-day projects are undertaken in small groups with the participation of the plant’s operating staff. One-third of the managers targeted took this course in 2002.

PCIS Reviews

Pechiney Continuous Improvement System (PCIS) reviews will be organized at all of the Group’s industrial facilities. Fifty plants will be concerned in 2003, and an PCIS review frequency of two years is targeted. These PCIS reviews are conducted using standards of industrial excellence in the Company’s businesses. The first objective is to evaluate the pertinence of action plans in line with the plant’s priorities. The PCIS review helps identify best practices at the facilities and in the divisions and contributes to the use of Pechiney Continuous Improvement System standards.

The PCIS reviewers and the plant’s management work together to prepare the PCIS review, which lasts two full days. During this time, improvement suggestions are collected; the main recommendations are circulated throughout the unit and monitored quarterly.
The PCIS reviewers are confirmed managers, who represent the Group’s operating and functional divisions, coordinated by the Pechiney Continuous Improvement System division. Its standards will be improved in 2003, in order to better account for the Group’s priorities, as well as practices already developed by the most advanced facilities.

Best practices and standards

Best practices in the framework of review standards are systematically detected and described in PCIS reviews. They are communicated to all of the Group’s workforce over the Intranet. Successive PCIS reviews enrich this data base, which thus becomes a real deployment assistance tool. In priority areas concerning both technical (e.g., process control, equipment maintenance) and operating (recognition systems, the role of production supervisors) issues, groups of experts have defined common standards for all the entities. Their deployment is piloted in the divisions and systematically verified during PCIS reviews. Individual improvement objectives are defined for managers concerning their implementation.

»Information on the Company	Item 4

Safety and the Pechiney Continuous Improvement System

The safest plants are the most efficient. Improving health and safety conditions is a major priority in the Pechiney Continuous Improvement System. This effort is based on a risk prevention policy that applies standardized practices for priority risks, involves employees at all levels and promotes multi-year action plans with objectives defined in each facility. The Group aims to reduce the Lost Time Rate (LTR) per million hours worked to 2, and the Total Incidence Rate (TIR) per million hours to 7 (based on the French reporting system).

The Success Stories trophy rewards the unit or department that achieved the best implementation of the Pechiney Continuous Improvement System during the year. In 2002, the winner was Cebal Tubes Europe’s Kolin facility in the Czech Republic, which has not reported an accident in two years. The mobilization of the unit’s 300 employees enables them to find a solution for any problems. Practical solutions include protection guards on all the machines, Plexiglas barriers to keep fingers out of the polisher motors, safety wire to facilitate the emergency shutdown of welding equipment, activated on simple contact, ergonomics, systematic wearing of hearing protection devices, standard and shared tools, and ecological washing solvents. These solutions are often not expensive and ensure protection and productivity at the same time.

A selective and profitable growth strategy

The second focus of Pechiney’s strategy is to ensure selective and profitable growth. The criteria which guide this growth strategy are simple:

  selectivity: growth must be based on the Group’s strong points, in profitable markets; it must help strategically bolster Pechiney’s positions and business portfolio;
  profitability: each project must correspond to strict profitability levels applied to the investment. Pechiney targets internal profitability of more than 13% after taxes.
Each of the Group’s activities represents different challenges in terms of growth. In aluminum rolling, alumina and primary aluminum, the size of the investment required leads to relatively few individual growth projects. As a leader in primary aluminum production technology, Pechiney plans to promote and operate a new AP50 technology smelter in the years to come, and to ensure that its needs in alumina are covered. The project to build the first AP50 smelter in South Africa continues to move forward; a certain number of major contracts have been finalized or are being finalized, and partners have expressed an affirmed interest in investing in the project. With a front-ranking position in technical rolled products, Pechiney aims to strengthen its global position, particularly in the aerospace and transport markets.

In plastic packaging, growth opportunities are more numerous and often of smaller size. They may aim to consolidate positions, expand the product line or access new geographic markets, in particular regions with low labor costs. Pechiney is determined to participate in the consolidation of this industrial sector - which it believes is a sure way to create value - while focusing on specialty products.

Internal growth is primarily based on selectivity in the choice of markets, customers and products. This selectivity presupposes a thorough understanding of the markets, which the Challenge Revenues program helped build. Ongoing innovation in the range of products offered, particularly in the packaging sector, where customers are stepping up the pace of their product launches, also provides opportunities for growth, since these launches, which are organized on broader geographic bases, lead to an increasingly demanding selection of suppliers.

This dynamic, which aims to strengthen ties with the Group’s customers, whether they be on a contractual basis, co-development, integrated logistics or "Just in Time", is a fundamental thrust in all the Group’s businesses. Pechiney believes it is positioned to meet these needs.

» Information on the Company

»Information on the Company	Item 4

Primary Aluminum

Primary Aluminum was comprised of two operating segments as of December 31, 2002:

  Bauxite Alumina;
  Aluminum Metal.

As announced in December 2002, the Ferroalloys division, presented at the end of Item 4, became part of the Primary Aluminum sector in February 2003.

Primary Aluminum specializes in the production and sale of primary aluminum, and also produces bauxite and alumina. The Group believes that its industrial and commercial positions, together with its smelter technology, place it at the forefront of the aluminum industry. The Group believes that it is Europe’s second and the world’s fifth largest producer of primary aluminum on the basis of 2002 obtainable production capacity.

The following table sets forth certain selected Primary Aluminum data

Selected Primary Aluminum Data	2002	2001	2000

Consolidated Net Sales (millions of euros)	1,605	1,851	2,039
Earnings from Operations (millions of euros)	276	423	509
Assets Excluding Cash and Cash Equivalents (millions of euros) (1)	1,984	2,019	1,935

Number of Employees (as of December 31)	6,495	6,151	5,877

Primary aluminum (thousands of metric tons) (2)
Production capacity at year end	1,240	1,230	1,145
Production controlled by the Group	1,182	1,140	1,122
Consolidated production(3)	876	820	807
Bauxite/alumina production (thousands of metric tons)(2)
Bauxite	2,448	2,457	2,521
Alumina	2,050	2,032	2,042

Net sales by business (millions of euros, before elimination of intragroup sales)

Primary aluminum
Sale of consolidated production	1,430	1,506	1,566
Other sales(4)	513	744	685

Alumina(5), sale of technology and other activities(6)	300	260	424

Total consolidated net sales	2,238	2,505	2,674

(1)	French accounting standards. The definition of Assets is not equal to the item "Capital Employed" used by Pechiney in calculating Return on Capital Employed.
(2)	On the basis of percentage of output obtained , before elimination of intragroup sales.
(3)	Production from fully consolidated facilities (plus Bécancour and Tomago).
(4)	Sales of aluminum produced by Aluminium Dunkerque and Alucam, purchased and resold to third parties by Aluminium Pechiney, as well as income from trading activities (metal purchased from third parties and resold in different locations and /or in different forms, sometimes after conversion).
(5)	Income from the sale of alumina to third parties (primarily technical alumina) or to Group facilities accounted for by the equity method.
(6)	Income from the sale of alumina and aluminum production technology and from ECL (Electricité Charpente Levage).

»Information on the Company

In the Primary Aluminum segment, the bauxite mines send their output to the alumina plants. This output for the most part satisfies the plants’ aluminum production requirements. A portion of the production of alumina is used in non-metallurgical applications. Such technical alumina is primarily used in the production of various chemical products, refractory materials and ceramics.

Primary Aluminum produced by smelting is cast into a number of different products, from basic aluminum ingots, rolling ingots, extrusion billets and wire for conductors, to specialized products such as mechanical wire and welding wire.

Finally, Primary Aluminum also licenses alumina and aluminum production technology, know-how and equipment.

In 1999, Pechiney created two new divisions, Bauxite-Alumina and Aluminum Metal. Each division has responsibility to adopt best practices in cost reduction in its business on a systematic basis and to consolidate and increase the Group’s market share by applying all profitable and possible developments.

The operating units that report to these two divisions were broken down as follows:

  Bauxite-Alumina division: the Aluminium Pechiney plant in Gardanne (France), the bauxite-alumina activities of Aluminium de Grèce (Greece), the Alufin unit acquired in 2002, the Group’s equity interest in Queensland Alumina (Australia) and in Compagnie des Bauxites de Guinée, alumina technology sales activities and Sogerem (fluorspar);
  Aluminum Metal division: the facilities of Aluminium Pechiney at Saint-Jean-de-Maurienne and in the Pyrénées (France), Pechiney Nederland (Netherlands), the primary aluminum and casting activities of Aluminium de Grèce (Greece), the Group’s equity interest in Tomago (Australia), Aluminerie de Bécancour (Canada), Aluminium Dunkerque (France) and Alucam (Cameroon), smelter technology sales activities and ECL.
Each unit is individually responsible for meeting customer needs in its respective market sector and has autonomy in operations, marketing and human resources.

Bauxite - Alumina

Bauxite

In 2002, the Bauxite-Alumina division obtained approximately 2.4 million metric tons of bauxite from the bauxite mines in Greece and Guinea in which it has an equity interest (see "- Primary Aluminum - Selected Data). These facilities supplied all of the bauxite requirements of the Gardanne (France) alumina refinery, and a significant portion of the requirements of the Saint-Nicolas (Greece) refinery. The average utilization rate of these mines in 2002 was 95%.

In addition to the Group’s share of output from these mines, the Bauxite-Alumina division purchases bauxite, pursuant to long-term supply contracts, for the supply of Aluminium de Grèce (“ADG“) from Greek mines and suppliers of tropical bauxite, and for the Gladstone refinery (Australia) from Comalco, one of the Group’s partners in the Gladstone refinery.

»Information on the Company	Item 4

Production Facilities
The following table sets forth certain bauxite mine data.

Bauxite Mine Data
	Total Production Capacity at the End of 2002	Equity Interest of the Group in Operating Companies	Share of Output Obtained by the Group in 2002	Share of Capacity Obtainable by the Group as of December 31,2002(1)
	(thousands of metric tons per year)	(%)	(%)	(thousands of metric tons per year)

Guinea
Boké mine (owned by Compagnie des Bauxites de Guinée - CBG”)(2)	12,700	5.1%	12.2%	1,550

Greece
Parnasse mines (owned by Delphi-Distomon)(3)	970	60.2%	100.0%	970
Total				2,520

(1)	On the basis of obtainable production capacity, including bauxite purchased pursuant to long-term contracts with mining companies in which the Group holds an indirect equity interest and, in certain cases, bauxite that the Group obtains for its own use or for resale as manager of a mine.
(2)	The Group owns 10% of Halco Mining Inc., which in turn holds 51% of CBG (with the remaining 49% held by the Republic of Guinea). The Republic of Guinea has granted to CBG a long-term bauxite mining concession. Pursuant to a long-term contract expiring in 2011, CBG has agreed to sell 12.2% of its bauxite output to Aluminium Pechiney.
(3)	The Group owns 60.2% of ADG, which in turn owns 100% of Delphi-Distomon. As the majority shareholder and manager of ADG, the Group obtains all of the production of Delphi-Distomon ’s Parnasse mines.

Alumina Production

The share of capacity obtainable by the Bauxite/Alumina division from the alumina refineries which it owns or in which it has an equity interest amounts to approximately 2.2 million metric tons per year. Its production of metallurgical alumina is generally sufficient to satisfy more than 80% of the alumina requirements of its smelters (with the balance supplied pursuant to long-term contracts). The average utilization rate of these facilities in 2002 was 95%. In addition, part of Aluminum Metal’s share of alumina produced at Gardanne is sold to third parties as non-metallurgical alumina.

» Information on the Company

Production Facilities
The following table sets forth certain alumina refinery data.

Alumina Refinery Data	Total Production Capacity at the End of 2002	Equity Interest of the Group in Operating Companies	Share of Output Obtained by the Group in 2002(1)	Share of Capacity Obtainable by the as of December 31, 2002
	(thousands of metric tons per year)	(%)	(%)	(thousands of metric tons per year)

Australia
Gladstone (owned by Queensland Alumina Ltd.)(1)	3,750	20%	20%	750
France
Gardanne (owned by Aluminium Pechiney)	650	100%	100%	650
Greece
Saint-Nicolas (owned by ADG)(2)	750	60.2%	100%	750
Total				2,150

(1)	Through its Australian subsidiary, Pechiney Resources Pty Ltd., the Group holds a 20% equity interest in Queensland Alumina Ltd. (QAL). QAL operates, as a cooperative for the benefit of its shareholders, the tolling activities of the Gladstone refinery. The Group’s share of QAL’s production is principally used to supply alumina to the Tomago and Bécancour smelters. Consequently, the Group’s share in the results of QAL is included in the Group’s cost of goods sold.
(2)	As the majority shareholder and manager of ADG, the Group obtains all of the alumina production of Saint-Nicolas.

In 2002, deployment of the Pechiney Continuous Improvement System was pursued in the BXA division. The focus on standard and technical PCIS audits was broadened to include process control and employee mobilization.

At ADG (Greece), improved performance led to a new production record, with an increase of 5% over 2001.

At Gardanne (France), technical difficulties at the beginning of the year resulted in a 2% decline in production compared with 2001. Sales of technical alumina again increased, rising 3% from 2001.

The QAL plant (Australia) was not able to maintain its level of production (- 1.3%) in 2002, owing to the accidental interruption of the facility’s electricity supply at the end of the year. The investment in new calcination furnaces will help improve the plant’s environmental performance in 2003.

Sale of Alumina Technology

Pechiney believes it is one of the world leaders in the sale of technology and in technical assistance for alumina production facilities. Its main achievements in this area in 2002 were as follows.

  The debottlenecked installations at the Pingguo alumina facility in China were successfully started up. Guaranteed performances were achieved and the reception of the contract was obtained without reserve. The construction of the plant’s second unit is under way, and a new licensing agreement was signed in 2002. The technology chosen remains that developed by Aluminium Pechiney for attack and decomposition;
  The startup of the new Guizhou attack unit in China took place at the beginning of 2002;

  The feasibility study commissioned by the government of Vietnam for an integrated bauxite/alumina/aluminum facility in the province of Lam Dong was completed in the third quarter of 2002;
  The third potline at the Nalco alumina plant in India was started up in the first quarter of 2002, and nominal capacity of 1,575,000 metric tons per year was attained by mid-2002. The technical reception of the oxalate removal unit took place at the end of September;
  The conditions precedent to the realization of the agreement signed with CVG in 2000 for the modernization of the Bauxilum complex in Venezuela were satisfied in 2002. The full agreement is retroactively in effect. Technical assistance continued and led to a rise in production. Debottlenecking studies advanced.

»Information on the Company	Item 4

Markets and distribution

The alumina market (1)

Unless otherwise indicated, statistical and market trend information are based on the Company’s own statistics, which are in turn based on the Company’s own research and various publicly available sources.

In 2002, the production of alumina in the western world totaled 43.5 million metric tons, up 1.2 million metric tons from the previous year.

During the year, the alumina market, which had experienced a considerable surplus in 2001, progressively returned to a more balanced level, owing to significant purchases by Chinese buyers. The reductions in production introduced the previous year were partially lifted. A new production line was started up at a plant in India. Improvement was reported in the utilization rate of many facilities, particularly in Latin America.

Spot prices rose moderately, from U.S.$130 per metric ton at the beginning of the year to U.S.$160 per metric ton in December. This situation nevertheless had a limited impact on medium-term contracts which cover most of the volume of alumina traded and are generally indexed on the price of aluminum on the London Metal Exchange (LME).

Aluminum Metal

Primary Aluminum production

At the end of December 2002, primary aluminum obtainable capacity (expressed in tons of metal under control) amounted to approximately 1,240,000 metric tons per year.

Approximately 40% of the Group’s primary aluminum production capacity is located in France at facilities owned by Aluminium Pechiney (a wholly-owned subsidiary of the Company and Aluminum Metal’s principal operating company in France) and Aluminium Dunkerque (a 35%-owned affiliate). The remaining aluminum production capacity is located in Greece, the Netherlands, Australia, Canada and Cameroon.

The following table sets forth selected data regarding the aluminum smelters in which the Group has an interest. The average utilization rate of these facilities in 2002 was approximately 95% of capacity.

(1) Based on Pechiney’s internal estimates.

» Information on the Company

Primary Aluminum Smelter Data	Equity Interest of the Group in Operating Companies	Total Capacity in at Year End 2002	Share of Output Obtained by the Group	Share of Capacity Obtainable by the Group at Year End 2002 (1)	Year of Start-up of Current Structure	Year of last Major capacity Increase or Modernization
	(%)	(thousand of	(%)	(thousand of
		metric tons per		metric tons per
		year)		year)

France
Auzat (owned by
Aluminium Pechiney)100%	100%	50	100%	50	1973	1981

Lannemezan (owned by
Aluminium Pechiney)	100%	50	100%	50	1978	--

Saint-Jean-de-Maurienne
(owned by Aluminium Pechiney)	100%	132	100%	132	1980	1986

Dunkerque (Aluminium
Dunkerque, partly ownedby	35%	245	100%	245	1992	--
Pechiney)(2)(4)

Total France				477

Rest of the World
Saint-Nicolas (owned by ADG,	60%	163	100%	163	1966	1971
Greece)(3)

Vlissingen (owned by PNL C.V.,	85%	192	85%	163	1971	--
Netherlands)

Edéa (owned by Alucam,	47%	95	100%	95	1980	--
Cameroon)(3)(4)

Tomago (owned by Tomago	51.5%	470	51.5%	242	1983	1998
Aluminium Pty., Australia)

Bécancour (owned by Aluminerie	25%	400	25%	100	1986	1990
de Bécancour, Canada)(5)

Total Rest of the World				763

Total				1,240

(1)	Includes the entire output of wholly-owned facilities in addition to, in the case of partly-owned facilities, aluminum purchased pursuant to long-term contracts with the operating companies of the facilities (entered into in connection with the Group’s indirect equity interest in such companies) and, in certain cases, aluminum that Aluminum Metal obtains for its own use or resale as manager of a smelting facility (the total of the foregoing being the "obtainable" production capacity of a facility).
(2)	Pechiney owns 35% of the capital of Aluminium Dunkerque, which owns the Dunkerque facility. The Group has entered into a long-term contract pursuant to which it is obligated to purchase the entire output of Aluminium Dunkerque. The assets of Aluminium Dunkerque are subject to pledges and other liens in favor of certain of the lenders that financed the construction of its smelters (see "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Contingencies -Option on Affiliate - Aluminium Dunkerque").
(3)	As the majority shareholder and manager of ADG and the major industrial shareholder and manager of Alucam, the Group effectively controls the marketing and sale of the aluminum production of their smelters.
(4)	Accounted for by the equity method.
(5)	The Group owns 50% of Pechiney Reynolds Quebec Inc. (PRQ), which in turn owns 50.1% of the Aluminerie de Bécancour which operates the Bécancour facility as a cooperative. PRQ is obligated to take its share of Bécancour’s output and to cover its share of Bécancour’s expenses, as a result of which the Group’s share of PRQ’s results are included in the Group’s cost of goods sold.

»Information on the Company	Item 4

The division pursued its efforts to base the management of its activities on the Pechiney Continuous Improvement System. The principal focuses are production systems and employee mobilization, within the more general framework of an approach that targets significant improvement in safety.

  The standardization of work methods received special attention. This is achieved through the effective deployment of many standardized operating modes which are frequently audited on site, and through training (in 2002, the division significantly increased the number of hours of training each employee received);
  In addition, the division’s units pursued and developed Pechiney Continuous Improvement System projects by focusing on priority objectives, particularly the control of raw materials and equipment reliability.

Pechiney’s share of total production increased by 42,000 metric tons between 2001 and 2002.

Highlights of the year included the following.

  The Saint-Jean-de-Maurienne plant, where production was affected by a strike in August, continued to develop the production of wire for electrical and mechanical applications;
  The Pechiney Nederland unit encountered operating difficulties in August and a series of problems due to exceptional weather conditions which struck the north of Europe at the end of October, causing an interruption of the energy supply for several hours. However, the point feeding cell conversion project went ahead as planned, and a potline had already been converted by the end of the year;
  The Alucam facility in Cameroon was again affected by a lack of energy linked to poor hydraulics and the bad condition of the facilities operated by the local electricity producer. It nevertheless set new records for intensity and efficiency;
  Despite labor difficulties caused by the introduction of an ambitious cost reduction program, the Tomago smelter increased production by more than 10,000 metric tons and launched a project to achieve a 10% rise in production within existing scheduling and budget limits.

AP 50 technology and project

Development teams attained the targeted objective of ensuring stable operating conditions for very high intensity (500kA) AP50 cells, acquiring sufficient experience to plan for the study and construction of an industrial unit with a capacity of at least 460,000 metric tons per year. The construction of the whole smelting facility around this technology aims to reduce the cost of investment per ton by 15%. In addition, operator safety will be enhanced through a new organization of flows within the plant.

A new unit was created and teams mobilized to complete this project. After the signing of an electricity supply agreement with Eskom in March 2002, the AP50 project focuses on South Africa, where advanced negotiations are being conducted with the South African government, potential partners and local elected officials. The feasibility of other locations continued to be examined throughout 2002.

ECL

Electricité Charpente Levage (ECL), a wholly-owned subsidiary of Aluminum Pechiney, markets equipment for aluminum smelters. The Group believes that it is the world leader in its activity with more than 90% of its production exported throughout the world. ECL supplies all the major producers of primary aluminum. In 2002, the company did record business, in particular supplying equipped superstructures for electrolysis cells in the expansion of the Mozal facility in Mozambique. ECL pursued the development of its service business through its subsidiaries (Canada, South Africa, Australia, Netherlands), which allow the company to make its expertise available to its main customers.

»Information on the Company

Sale of Aluminum Technology

Primary Aluminum is active in the sale and licensing of primary aluminum smelting technology and know-how to third parties, an activity in which the Group believes it is the world leader. Major technology transfer contracts executed in 2002 include the following.

  The startup of the extension of 80 AP18 cells at Talum (Slovenia) took place at the beginning of 2002 and was successfully completed in May;
  The startup of the Alma plant in Quebec (Alcan), which has one and a half potlines of AP30 cells, was successfully completed. Performance test results were excellent. The mission of two experts was extended by four months in 2002; all the experts have now returned from this assignment;
  The new Mozal facility in Mozambique, where the first AP30 potline was started up in 2000, launched a project to double capacity. Startup of the AP30 extension is scheduled for 2003;
  The contract for an extension of 144 AP30 cells at Hillside in South Africa (Billiton), which was signed in 2000, was activated in April 2002. Construction is moving forward rapidly;

  Technical assistance continued at Alba (Bahrein) and a contract for an extension of more than 300,000 metric tons per year was signed and activated in May 2002;
  In July, Alouette signed a contract for a 330 cell extension of its Sept-Iles facility in Quebec. The contract also includes a license for the second phase of the anode furnace;
  A contract to modernize furnaces at Alro (Romania) was signed in May 2001 and work has begun at the site;
  Technology licensing contracts for a furnace at Hydro Aluminium / VAW Kurri Kurri (Australia) and for a furnace at Almahdi (Iran) were signed and activated in August and November, respectively.

In addition, the Chinese company Lanzhou Aluminium Co. and Aluminium Pechiney signed a preliminary agreement to develop major technical cooperation in China. The agreement provides for a detailed preliminary study on an aluminum smelting project of 260,000 metric tons per year with an integrated electric power plant. If the profitability of the project can be demonstrated, the parties will create a joint venture in 2004.

Markets and distribution

The global aluminum market (1)

Unless otherwise indicated, statistical and market trend information are based on the Company’s own statistics, which are in turn based on the Company’s own research and various publicly available sources.

The economic recovery, which had gotten off to a good start in 2002, particularly in the United States, lost momentum during the year. Compared with 2001, growth again slowed in Europe and remained close to zero in Japan. Asian economies (excluding Japan) reported strong growth owing to an upswing in world trade and significant internal demand. This was particularly the case in China, which demonstrated persistent economic dynamism.

The consumption of primary aluminum benefited from the moderate improvement in the world economy and picked up in 2002. Despite the continued shutdown of certain production capacities in North America, production rose significantly in 2002, especially in China. Overall, the market surplus observed in 2001 carried over into 2002 and continued to weigh on the price of aluminum, which decreased by 6% to U.S.$1,365 per metric ton (three month quotation on the LME). Expressed in euros, the average price decreased by 10% to € 1,457 per metric ton.

Demand for Primary Aluminum

 Global demand for primary aluminum, which had been affected by the slowdown in the world economy in 2001, rose in response to the economic recovery in 2002. At the global level, it increased by approximately 6% to 25.3 million metric tons.

  Global performance owes much to the rise in consumption in China (+17.5%), backed by strong growth in industrial production;
  In Asia (excluding Japan), consumption grew rapidly;
  In Japan, on the contrary, aluminum consumption stagnated at a depressed level. Although down slightly, automobile production boosted aluminum consumption in the transport sector, while business in the construction sector further eroded in 2002;
  Europe, where the decline in aluminum consumption had been limited in 2001, experienced no marked recovery in aluminum consumption in 2002. In the transport sector, the penetration of aluminum in the automotive market continued, offsetting the drop in automobile production. Construction activities generally stagnated. Aluminum consumption in packaging showed a moderate rise;
  In the United States, the consumption of primary aluminum, which had fallen drastically in 2001, rose again in 2002. The increase in automobile production and a sustained high level of activity in the construction sector, at least in the residential segment, contributed to this upturn in aluminum consumption.

(1) Based on Pechiney’s internal estimates.

»Information on the Company	Item 4

Supply of Primary Aluminum

In 2002, primary aluminum production rose significantly (+6.9% to 26.1 million metric tons). Trends were contrasting in the different regions.

  Production in the West was marked by a moderate increase (+3.3% to 17.2 million metric tons). In Canada, the new smelter started up in 2001 reported its first calendar year of production at full capacity. In Brazil, after the end of energy rationing, all the smelters were restarted in the first quarter. In the United States, capacities shut down during the energy crisis were partially restarted. At the end of the year, despite these restarts, 1.3 million metric tons of installed capacity were temporarily stopped in North America due to energy supply issue;

  In the East, production in Russia and central European countries increased moderately, whereas China’s production jumped 30% to 4.4 million metric tons, owing to the rapid startup of new smelting capacity.

Distribution

Shipments by Geographic Region and by Aluminum Source

The products marketed by Primary Aluminum are principally sold in the world’s three major regions of consumption (Europe, Asia/Pacific and North and South America). This international presence is made possible by the Group’s local facilities and its efficient international sales network. In the case of Alucam, ADG and Aluminium Dunkerque, in addition to selling its own share (based on equity interests in the operating companies) of the production output of the smelting facilities, the Group obtains, for its own use or for resale, the production output share of the other shareholders of these facilities.

In addition, in order to enhance the geographic efficiency of its operations and to meet customer requirements, the Group may purchase ingots from third parties for resale in different locations and in different shapes. Therefore, the Group’s sales of primary aluminum generally exceed its obtainable share of the annual production output of the smelting facilities in which it has an interest. In 2002, sales of primary aluminum originating from third parties represented 1% of total shipments.

Shipments by Geographic Region of Production	2002		2001
	(thousands of metric tons	%	thousands of metric tons	%
	per year)		per year)

Europe	859	71	905	73
Canada	106	9	100	8
Australia	236	20	228	19

Total	1,201	100	1,233	100

Shipments by Aluminum Source
Output from smelters controlled by the Group
Aluminum Metal	1183	99	1140	92
Trading, metal conversion	18	1	93	8

Total	1,201	100	1,233	100

Shipments by Product

Aluminum Metal distributes a full range of primary aluminum products, from the most standard, such as aluminum and alloy ingots, slabs and	billets, to highly technical and specialized products such as welding and mechanical wire, high purity metals and thixotropic aluminum.

Shipments by Product	2002		2001
	(thousands of metric tons	%	(thousands of metric tons	%
	per year)		per year)

Ingots	299	25	369	30
Slabs	429	36	379	31
Billets	321	26	322	26
Other	152	13	163	13

Total	1,201	100	1,233	100

»Information on the Company

In 2002, the product mix was enhanced by the production of slabs, compared with 2001, as the Challenge Revenues program was pursued. Over the past several years, this program has involved refocusing the product mix to concentrate on value added cast products.

Shipments by Customer Segment

The majority of the primary aluminum requirements of the Group’s European conversion activities are supplied by Aluminum Metal at prevailing market prices. From one year to the next, the corresponding volumes fluctuate based on changes in activity levels. They have historically accounted for 26% to 38% of Aluminum Metal’s annual production during the period 1992-2000. In 2002, intragroup sales accounted for approximately 40% of total shipments, or 476,000 metric tons.

In 2002, Aluminum Metal’s shipments made to companies outside the Group were spread among a large number of customers. More than three-quarters of such shipments are purchased by customers representing individually less than 1% of annual production volume. No single customer accounts for more than 5% of sales to third parties. Aluminum Metal will generally enter into long-term supply contracts with those customers requiring such arrangements (for a discussion of the Group’s policy with respect to forward sales and locking in of sales prices, see "Item 5. Operating and Financial Review and Prospects - General Information -Sensitivity of the Group’s Operations to Future Fluctuations in Aluminum Prices").

Shipments by Customer	2002		2001

	(thousands of metric	%	(thousands of metric	%
	tons per year)		tons per year)

Shipments to customers outside the Group	725	60	754	61
Shipments to Group companies	476	40	479	39

Total	1,201	100	1,233	100

Competition

Internationally, Aluminum Metal’s principal competitors are the main North American industrial groups such as Alcoa, Alcan and Kaiser Aluminum, as well as other major aluminum producers such as BHP Billiton, Rio Tinto, Russky Aluminiy and Sual (Russia), Dubal (UAE) and Alba (Bahrain). The Company’s principal competitors in Europe, in addition to Alcoa and Alcan, are Hydro Aluminium (which acquired VAW in 2002) and Corus.

Aluminum products also compete in many markets with steel, copper, plastic and other materials for which aluminum may substitute in downstream applications.

Aluminum Conversion

Selected Aluminium Conversion Division Data	2002	2001	2000

Consolidated Net Sales (millions of euros)	2,618	2,676	2,600
Earnings form operations (millions of euros)	16	23	78
Assets Excluding Cash and Cash Equivanlents (millions of euros)*	1,937	2,004	1,727

Number of Employees (as of December 31)	7,967	8,254	7,653

(*)	The definition of Assets is not equal to the item "Capital Employed" used by Pechiney in calculationg Return on Capital Employed.

»Information on the Company	Item 4

The Group believes that it is one of the world’s leading producers of aluminum semi-finished products. The Group believes it is the second leading producer of hard alloy flat-rolled products and extrusions in the world and the third largest European manufacturer of rolled products. Its activities are organized in four divisions.

  The Aerospace, Transport, Industry division groups the production of aluminum rolled products for transport markets (aerospace, sea and land, excluding automotive) and industry, as well as the production of hard-alloy extrusions;
  The Cans, Automotive and Standard Rolled Products division groups the production of aluminum rolled products for the can, automotive and standard rolled products market of Neuf Brisach;

  The Foil and Thin Foil / Specialty Products division includes Pechiney Eurofoil’s foil and thin foil activities at Dudelange, Flémalle and Rugles, as well as different specialty activities (circles, precoated sheets, refined products, etc.);
  The Extrusions, Casting Alloys, Automotive division manufactures and markets aluminum soft alloy sections for the construction, transport and equipment markets, as well as casting alloys used almost exclusively in the automotive market. The division is also in charge of Pechiney Automotive, a cross-division structure specially dedicated to the automotivemarket.

Aerospace, Transport, Industry

Selected Aerospace, Transport, Industry Data	2002	2001	2000

Net sales (millions of euros)(1)	973	1,013	1,186
Shipments (thousands of metric tons)(2)	281	267	340

(1)	Figures for 2000 not restated subsequent to the transfer, as of 2002, of the Mercus, Froges and Goncelin plants from the Aerospace, Transport, Industry division to the Foil and Thin Foil / Specialty Products division.
(2)	Including intragroup sales.

Activities

At its facilities located in France, the United Kingdom and the United States, the Aerospace, Transport, Industry division converts aluminum alloys into rolled products, extrusions and cast products. It serves four main technical markets: aerospace, industry, transport and heat exchangers for use in the automotive sector.

In 2002, the division sold 281,000 metric tons.

The average utilization rate of the division’s facilities in 2002 was approximately 68%, which is close to the average in the conversion industry.

The Aerospace, Transport, Industry division is organized by activities:

  technical rolled products in North America (Pechiney Rolled Products with Ravenswood, West Virginia, and its subsidiary Pechiney Cast Plates in Vernon, California and an Aluminium Lithium foundry in Chicago);
  technical rolled products in Europe (Pechiney Rhenalu facility at Issoire);
  hard alloy extrusions (Pechiney Aviatube with facilities at Montreuil-Juigné and Carquefou in France, Issoire’s extrusions and Workington in the United Kingdom);
  cast parts (Société des Fonderies d’Ussel).

»Information on the Company

Facilities(*)	Products	Markets

Issoire	Plate	Aerospace, industrial equipment
	Shates and sheets	Aerospace, tanks, dumpers, boats, high-speed ships, boilers
	Wide coils	Shipping containers, trucks, buses, trailers
	Bars and wide sections	Aerospace, transport, mechanical engineering

Ravenswood (**)	Plate	Aerospace, industrial equipment
	Sheets	Boats, high-speed ships, rail, trailers
	Wide coils	Shipping containers, trucks, buses, trailers
	Brazed products for exchangers	Heat exchangers (automotive)
	Standard rolled products	Construction, transport

Vernon (**)	Cast plate	Industrial equipment

Chicago (**)	Aluminum lithium sheets and billets	Aerospace

Montreuil-Juigné	Bars, sections, tubes, wire	Bar-machining, aerospace, mechanical
engineering, transport, sports and leisure equipment

Carquefou	Precision tubes	Automotive, aerospace, spor ts equipment

Workington (***)	Sections, bars	Aerospace, mechanical engineering, transport

Ussel	Cast parts	Aerospace, transport, energy

(*)	Société Métallurgique de Gerzat was sold on May 31, 2001, and the refined products facilities (Mercus, Froges and Goncelin) have been consolidated in the Foil and Thin Foil / Specialty Products division since September 1, 2001.
(**)	American facilities; Aluminum lithium cast products, facilities acquired in May 2002 from McCook Metals.
(***)	British facilities.

Markets

The year 2002 was marked by an unfavorable economic environment linked to the combined effect of the low phase of the aerospace cycle and the consequences of the September 11, 2001, terrorist attacks on the general economy.

After a record year in 2001, the global aerospace market slid downhill in 2002, declining more than 30% from the previous year.

Nevertheless, the situations of Airbus and Boeing cannot be compared. In addition, Pechiney's relative exposure is greater vis-à-vis Airbus, which was much less affected by this environment than Boeing.

In 2002, there were contrasting trends in the North American market.

  Markets for heat exchangers and standard rolled products reported growth with, respectively, an increase in automobile production in North America and the rebuilding of inventories by distributors.

  However, the transport market (road, rail) is still at the low point of the cycle and the industrial equipment market is still penalized by the lackluster situation in the electronics sector.

This difficult environment had an impact on the Group’s North American competitors - certain of them ceased their activity definitively (Scotsborro, McCook Metals), and others chose to file for bankruptcy under Chapter 11 (Kaiser).

This situation enabled Pechiney Rolled Products to increase its market share in the heat exchanger and industrial equipment segments, and to acquire some equipment from McCook Metals. Pechiney believes that this equipment allows it to become a world leader in the production of aluminum lithium for civil and defense aerospace applications. In addition, Pechiney has strengthened its relations with its large North American customers by supplying products for Lockheed Martin’s F16 program.

»Information on the Company	Item 4

Operating priorities in 2002

Confronted by such an environment, Pechiney’s Aerospace, Transport, Industry facilities adjusted production capacities and reduced fixed costs, without, however, lessening their ability to respond to the coming upturn in the aerospace cycle.

- Two restructuring plans were implemented at the extrusion plants of Aviatube France and Workington, leading to a total staff cut of approximately 130 people.

- At Ravenswood, an ambitious recovery plan was launched:

  approximately 200 jobs were eliminated;
  the plant’s labor contract was extended for two years;
  a task force was created in October 2002 to increase the plant’s productivity in all areas (production, administration, marketing and sales, support functions, etc.);
  finally, the business reorganized its product / customer portfolio to focus on the most profitable segments and on those in which its differentiation potential is the greatest.

In 2002, Issoire decided to invest in new casting equipment to secure and ensure the reliability of sheet production for its customers and increase production capacity in anticipation of the coming upturn in the aerospace cycle.

All of the division’s facilities also launched a plan to reduce working capital requirements and set ambitious objectives to be met by the end of 2003. For example, significant results have already been achieved at SFU, and Issoire has taken advantage of the plan to improve respect for shipping deadlines and enhance customer service.

To speed the accomplishment of its strategic and operating objectives, the Aerospace, Transport, Industry division continued to apply new work methods based on the Pechiney Continuous Improvement System. This initiative focused on safety, employee mobilization, constant adaptation to change, process control and the reliability of the logistic chain.

Development of new products

Research and development activities continued to focus on conversion products and processes (casting, rolling and heat treatments). New modern methods promoting teamwork were introduced to facilitate exchanges within the Company or with customers and to accelerate the development of new products.

In the aerospace sector, the division continues to work in partnership with Airbus, Boeing, Dassault and other aerospace manufacturers. Focused efforts have been made to identify innovative solutions for future programs

(particularly with aluminum lithium). SFU launched production of the passenger door of Dassault’s Falcon jet; the first door was mounted in December 2002.

The alloys developed for the land and sea transport industry (industrial vehicles and high-speed ships) respond to customer demand for more resistant mechanical characteristics before and after welding, reduced thickness and easier cutting and forming. In 2002, Pechiney launched Sealium, an alloy for marine applications.

Competition

The division’s principal competitors are Alcoa and Alcan worldwide, Kaiser and Michigan Avenue Partner in the American market.

» Information on the Company

Cans, Automotive, Standard Rolled Products

Selected Cans, Automotive, Standard Rolled Products Data	2002	2001	2000

Net sales (millions of euros)	721	734	685
Shipments (thousands of metric tons)(1)	307	293	294.2

(1) Including intragroup sales.

The Cans, Automotive, Standard Rolled Products division regroups four activities: can stock for cans,automotive parts, heat exchangers and	standard rolled products. These activities areconducted at a single production facility, Neuf Brisach.

Activities	Products	Markets

Cans	Can stock, varnished and degreased ends	Food packaging, beverage packaging
Automotive	Car bodies, automotive parts, suspension systems	Automotive
Heat exchangers	Heat exchangers	Automotive, construction, industry
Standard rolled products	Standard coils and sheets, OAB and pre-anodized products	Construction, industry, distribution

In 2002, the division consolidated its position as the leader in the European can market. Good conditions in the European market enabled the division to take full advantage of the partnership relations forged with its major customers (Rexam, Schmalbach-Lubeca and Crown Cork & Seal) to increase the volume of can stock shipped in 2002.

With a good position in the pet food segment, which reported strong growth in 2002, the division won market share in aluminum cans, confirming its role as a major player in this market segment, in partnership with customers such as Impress Metal Packaging.

The automotive business reported further growth in volume shipped in 2002 (+27%). Pechiney signed a long-term agreement with Daimler Chrysler, whose Class E has made it one of the largest aluminum consumers in the automotive market. Pechiney confirmed its position as the main supplier of PSA and Renault by providing most of the volume of aluminum parts for the new models Vel Satis, Espace and 807.

The heat exchangers business diversified its client portfolio and in this manner managed to increase its sales volumes.

In 2002, the standard rolled products business reported an increase of more than 17% in sales volume over 2001. The activity continued to promote high value added products (pre-anodized, OAB-AID, Laminium brand, etc.). By systematically focusing on high value added products and exploiting commercial inventories, the business was able to maintain a good level of profitability, in spite of a relatively depressed economic environment. During 2002, the standard rolled products business also developed its sales of rolled products made from recycled scraps from the heat exchangers business.

Finally, in 2002 the division continued to implement the strategic modernization of its manufacturing base with the acquisition of a new duplex furnace at Neuf Brisach which will provide additional production capacity of 53,000 metric tons per year. Startup took place in November 2002.

»Information on the Company	Item 4

Markets

In Europe, the aluminum can stock market rose significantly (+6%), reflecting good market conditions for beverage cans and increased market share for aluminum vis-à-vis steel. In particular, growth was very strong in central Europe and Russia, which are 100% aluminum regions. The penetration of aluminum exceeded 58% in 2002 for a can stock market of 344,000 metric tons for all of Europe (including Turkey and eastern European countries).

Prospects for growth in the consumption of beverage cans in Europe remain strong (3% to 4% per year). However, the can stock market is expected to remain stable in light of the conversion to steel at Rexam’s Spanish facility.

In addition, the introduction of packaging deposit requirements in Germany poses a threat for the beverage can market. The impact should nevertheless be minimized for the aluminum sector, given its low level of penetration in the beverage can market in Germany (approximately 10%).

Demand for varnished and degreased products (ends) for beverage cans in 2002 is estimated at 133,000 metric tons with an average annualized growth rate of 2% between 2002 and 2005 in light of the many thickness reduction projects under way.

For food cans, the market for varnished and degreased products, was approximately 67,000 tons in 2002 and is expected to continue to grow regularly at a rate of 2-3% per year.

In the automotive sector, car manufacturers confirmed their choice of aluminum as the best material to lightweight car bodies. The market for aluminum rolled products used in car bodies more than doubled in two years, from 35,000 metric tons in 2000 to 78,000 metric tons in 2002. The use of aluminum in the automotive sector continues at a sustained pace.

After growth of more than 8% per year in the European market between 1999 and 2002, demand for heat exchangers is expected to increase by approximately 5% per year, owing to the development of automobile air conditioning systems.

In the markets for construction and industry, demand for standard rolled products in Europe was moderate (approximately 2.5% in 2002). However, certain countries like Germany were more seriously affected, particularly in the construction sector.

Research and development

Research and development pursued its efforts to develop: products, in partnership with major customers, in applications for cans (thickness reduction, varnishes), automotive products (qualification of alloys for car bodies), heat exchangers (qualification of new long-life anticorrosion alloys) and thin sheets (high resistance alloys);

  traditional conversion processes (casting, rolling and heat treatments).

Competition

Pechiney’s main competitors in the European market are Alcan, Hydro Aluminium, Alcoa and Corus.

»Information on the Company

Foil and Strip / Specialties

Selected Foil and Strip / Specialties Data	2002	2001	2000

Net sales (millions of euros)(1)	415	354	158
Shipments (thousands of metric tons)(2)	141	111	78.3

(1)	Figures for 2000 not restated subsequent to the transfer, as of 2002, of the Mercus, Froges and Goncelin plants from the Aerospace, Transport, Industry division to the Foil and Strip / Specialties division.
(2)	Including intragroup sales.

The Foil and Strip / Specialties division groups the manufacture of foil and strip, circles, precoated sheets, Rubanox refrigeration panels, heat exchangers, refined aluminium and foil and the sale of technology (Pechiney Aluminium Engineering). It operates eight production facilities located in France (Annecy, Chambéry, Froges, Goncelin, Mercus, Rugles), Belgium (Flémalle) and Luxembourg (Dudelange).

With plants at Rugles, Dudelange and Flémalle, Pechiney Eurofoil is a major player in the foil and thin foil market in Europe. The Group believes it is Europe’s third largest manufacturer of this type of product.

In addition, the Foil and Strip / Specialties division confirmed its position as the European leader in the refrigeration panel and circle markets. Pechiney Aluminium Engineering (PAE) believes it is the world’s leading supplier of continuous casting technology.

Lastly, with its Mercus, Froges and Goncelin facilities, Pechiney is the only global manufacturer to possess a full line of activities linked to the production of foil for electrolytic capacitors.

Activities	Products	Markets	Facilities

Foil and thin foil	Foil and thin strip	Food, industriel and	Rugles
	Thickness 5 to 200 µ	pharmaceutical	Dudelange
		packaging	Flémalle

Circles, precoated sheets, Rubanox	Circles, precoated sheets,	Domestic appliances,	Annecy
panels	aluminum panels	construction, automotive,	Chambéry
	thickness 0.3 to 6 mm	industry

Heat exchangers	Coated and uncoated sheets	Automotive, construction,	Rugles
	thickness 60 to 200 µ	industrie	Dudelange

Sale of technology	Continuous casting, processing	Aluminum conversion,	Voreppe
	of liquid metal, technical assistance	industry

Refined products	High-purity aluminum, etched	Electronics, lighting	Froges
	and formed foil for capacitors, Bandoxal		Goncelin
Mercus

»Information on the Company	Item 4

Foil and Strip

The integration of Eurofoil’s activities, acquired in June 2001, has begun to bear fruit. Technical synergies have prompted a recovery at the Rugles facility.

In 2002, Pechiney produced 95,000 metric tons of foil and thin foil with the majority of sales volume reported in western Europe. Demand in the

European market is evaluated at approximately 725,000 metric tons per year with annual growth estimated for the period 2002-2005 at 2%.

Pechiney’s main competitors in the European market for foil and thin foil are Alcan and Hydro Aluminium.

Specialties

Sales volume of specialty products was stable in 2002 in comparison with 2001:

  Production of Rubanox refrigeration panels totaled 5,200 metric tons in 2002. Pechiney is the second largest operator in the European market, which grows at a rate of 2% per year. Pechiney has a market share of approximately 30%;
  Production of circles represented 16,000 metric tons in 2002. Demand in this market remained generally stable;
  The Satma facility at Goncelin, which produces etched and formed sheets sold to capacitor manufacturers mainly located in Asia, has a world market share of 4%. Competition is mostly Japanese, but also Italian (Becromal). New Chinese competitors have also recently entered the market;
  In the high purity aluminum market, which is very cyclical although it has an average rate of historical annualized growth of 7%, Froges sold 2,300 metric tons of high purity alloys in 2002 (market share between 8% and 20% depending on the type of alloy). Competition is mainly from Japanese companies and Hydro Aluminium. Almost half of sales are reported in Europe;
  As for technology sale, Pechiney sold two continuous casters in 2002.

»Information on the Company

Extrusions, Casting Alloys, Automotive

Selected Extrusions and Casting Alloys Data	2002	2001	2000

Consolidated Net Sales (millions of euros)	509	575	571
Shipments (thousands of metric tons)
Extrusions	82	86	91
Casting alloys	133	137	141

Extrusions

The Extrusions division is involved in the manufacture and sale of aluminum alloy extrusions (precoating, anodizing, thermal brake and mechanical finishing).

In 2002, sales by French extrusions companies accounted for 53% of total gross sales, and the remaining 47% was accounted for by sales of German companies.

The Extrusions division has six production facilities, three located in France and three in Germany.

Facilities	Capacity	Markets
	(thousands of metric tons per year)

France - Pechiney Softal
Ham (Somme)	20	Construction
Nuits-Saint-Georges (Côte-d’Or)	23	Transport, industry
Aubagne (Bouches-du-Rhône)	9	Construction, distribution

Germany - PAP
Landau	10	Construction, transport
Crailsheim	20	Transport, industry
Burg	14	Construction, industry

The Group’s Extrusions business manufactures and sells soft alloy extrusions which are used in a number of different applications in the construction industry, including doors, windows, curtain walling systems and interior building frames, as well as applications in other industries, including truck siding, mechanical applications and billboards.

The Group believes that Extrusions is a major producer in the European market for soft alloy extrusions on the basis of 2002 tonnage sold, and has a particularly strong position in France (through its wholly-owned subsidiary, Pechiney Softal) and in Germany (through its wholly-owned subsidiary, Pechiney Aluminium Presswerk - PAP).

After a period of growth between 1996 and 2000 (average annual growth of 10% in France and 8% in Germany), 2001 and 2002 were marked by a downturn. The French market was down 5% in 2001 and 4% in 2002, for a total of 9%. The decrease was even greater in the transport and industry markets, which dropped 14% in two years, while the construction market remained at a relatively high level, with a decrease of only 4% in two years.

In Germany, demand declined even more: 10% in 2001 and 3% in 2002, for a total of 13%. This trend was mostly due to poor conditions in the construction market, in which demand for extrusions fell 19% in two years. At the same time, the transport and industry markets were down 6% between 2000 and 2002.

Tonnage sold by Pechiney (85,600 metric tons in 2001 versus 82,000 metric tons in 2002) decreased by 4%. Between 2000 and 2002, sales volume fell 6% in France and 12% in Germany, whereas, during this period, the market declined 9% and 13%, respectively. Although the trend in sales was negative, the division gained market share and in this manner remained satisfactory.

»Information on the Company	Item 4

The introduction of the Pechiney Continuous Improvement System began to bear fruit. Industrial efficiency increased and gains are close to the objective. In addition, several extruded parts were started up in 2002 automotive applications, including for PSA, Renault and the new Audi A8. A major supply contract was signed with Renault and new preliminary studies were launched with PSA, Renault and Daimler Chrysler.

Primary and secondary casting alloys

The casting alloys business produces and sells primary and secondary aluminum alloys in the form of ingots or liquid metal used to manufacture cast parts, as well as forged billets.

The business operates two facilities in France.

Facilities	Capacity	Markets
	(thousands of metric tons per year)

Aluminium Pechiney
Sabart(Ariège)	45	Automotive, forge

Affimet
Compiègne(Oise)	105	Automotive

The casting alloys business addresses the needs of the automotive market which absorbs approximately 80% of its production. The remainder is sold to many other sectors, principally linked to the transport and aerospace markets.

In 2002, in a depressed automotive market (car registration was down 5% in France), the good performance of Peugeot-Citröen and, to a lesser extent, Renault, maintained business volume at a satisfactory level, as aluminum continued to pursue its penetration into the automotive sector. The casting operations of PSA and its national and foreign subcontractors benefited from the joint production of diesel engine blocks for PSA and Ford (1.4 l and soon 1. 6 l).

With regard to secondary aluminum alloys, margins were, however, affected by the lack of aluminum waste available for recycling. This phenomenon pushed up the relative price of this commodity compared with the LME price for primary aluminum. As for primary aluminum alloys, 30% to 40% of production is exported and the business supplies approximately 50% of the French market. The business provides approximately 25% of the French market’s secondary aluminum alloys and exports less than 10% of its production.

Pechiney Automotive

Pechiney Automotive coordinates the development of sheets, profiles and casting alloys in partnership with car makers and parts manufacturers.

In 2002, Pechiney consolidated its activities with the principal car makers and parts manufacturers:

  continued work on car bodies: aluminum hoods and door components (Renault’s Vel Satis and Espace, Peugeot’s 807);
  Numerous developments in other applications: suspension systems (Peugeot), interior parts and energy absorption components;
  successful launch of the PSA/Ford diesel engine block (Pechiney supplies a significant percentage of the aluminum alloys used).

In 2002, strong growth was reported in sales in Germany, consecrating development efforts at a certain number of German car makers and parts manufacturers:

  supply of 38% of the aluminum sheet used in Daimler Chrysler’s Mercedes Class E car bodies;
  supply of structural profiles for the new Audi A8 (formed by Thyssen Krupp);
  supply of semi-finished products for many parts manufacturers (Wagon, Bilstein, Bos, etc.).

»Information on the Company

Packaging

The Packaging sector is comprised of the following divisions: Plastic Packaging (Flexible Packaging Europe, Flexible Packaging North America,	Bottles), Cebal Tubes Europe, Cebal Tubes Americas, Cebal China, Cebal Aerosols, Techpack International and Pechiney Caps and Overcaps.

Selected Packaging Data	2002	2001	2000

Net Sales (millions of euros)	2,342	2,418	2,085
Earnings from Operations (millions of euros)	129	136	100
Assets Excluding Cash and Cash Equivalents (millions of euros) (*)	2,120	2,396	2,065

Number of Employees (as of December 31)	16,154	16,494	14,142

(*) The definition of Assets is not equal to the item "Capital Employed" used by Pechiney in calculating Return on Capital Employed.

Plastic Packaging

Plastic Packaging is a worldwide business, encompassing flexible packaging and plastic bottle operations in North America and Europe, where Pechiney considerably strengthened its position in 2001 through the acquisition of Soplaril, one of Europe’s largest manufacturers of flexible packaging. The Plastic Packaging division also has a base in South America, where it acquired Envaril Plastic Packaging Srl in Argentina in 2001. It is also active in New Zealand through Danaflex Packaging.

As one of the major manufacturers of flexible packaging for the food, healthcare and specialty markets in North America and Europe, the Plastic Packaging division also produces single- and multi-layer plastic bottles in North America, the United Kingdom and Continental Europe.

Plastic Packaging Data	2002	2001	2000

Net Sales (millions of euros)	1,291	1,237	1,021
Breakdown of sales by product line (% of Total Division Sales)(1)
Flexible Packaging	86	85	82
Plastic Bottles	14	15	18

Breakdown of sales by country (% of Total Division Sales)(1)
United States	68	76	80
France	15	11	7
Rest of Europe	17	13	13

(1) Including intragroup sales.

»Information on the Company	Item 4

Products

The Plastic Packaging division manufactures high value added flexible packaging and plastic bottles characterized by its high barrier properties, which enhance product shelf life. In the United States and Europe, the division produces a wide range of single- and multi-layer films and laminations, pouches, bags, lidstock and thermoformed trays. Flexible Packaging’s product line includes more than 2,000 products, which are continually updated and improved to meet evolving customer demand. In addition, Plastic Packaging activities include the production of a wide range of single- and multi-layer polyolefin and PET barrier bottles.

The division’s capacity for innovation, which is supported by very structured research and development teams, is critical to competitiveness, allowing the division to maintain a strong position in the field of co-extruded multi-layer barrier films and coated aluminum foil.

The Plastic Packaging division also has significant proprietary technology and expertise in extrusion blow molding of high-barrier containers. During 2002, the Plastic Packaging division continued to develop and commercialize its co-injection molding technology to manufacture high-barrier PET plastic preforms. The preforms are later blown into bottles suited for products requiring oxygen-barrier protection, such as natural juices, beer, sauces and ketchup. The Group believes the plastic bottle offers important advantages for products requiring high oxygen-barrier protection and has major potential for venues where glass is prohibited or not desirable. In 2002, the division commercialized two internally designed high output polyolefin lines at its Canadian facility in Brampton.

Production Facilities

Plastic Packaging currently operates 37 production facilities.

Plastic Packaging	Number of plants	Plastic Bottles	Number of plants

North America		North America
United States	(1)(2)(3)14	United States	(2)3
		Canada	1

Europe		Europe
France	(6)6	United Kingdom	(5)1
Spain	3	France	1
Italy	2
Portugal	1
Germany	1
Czech Republic	1

South America
Argentina	2
Australasia
New Zealand	(4)1

(1)	Including the two JPS Packaging plants acquired in December 2000 and the Milwaukee plant (formerly Phoenix Healthcare Products) acquired in January 2002.
(2)	Of which one is a combined flexible packaging and plastic bottle facility.
(3)	These figures include a flexible packaging plant in Cleveland, Ohio, which was closed in 2002 due to competitive reasons and its operations were consolidated into other existing facilities.
(4)	Unconsolidated.
(5)	UK operations were consolidated into one site in 2002 and the second facility was closed.
(6)	Includes Avenir Print Serve, acquired in November, 2002.

»Information on the Company

The Plastic Packaging division also benefits from a research and development center in Neenah, Wisconsin. A second research facility in Voreppe, France, was closed in 2002 and its activities were distributed among the Group’s European flexible packaging manufacturing facilities. The division also operates graphics centers in Dijon, France, and Barcelona, Spain. In 2002, a graphics center located in Neenah, Wisconsin, was closed and its activities outsourced to a company that specializes in graphics operations.

Recent strategic acquisitions

Reflecting its strategy to expand business in activities with potential for profitable growth, the Plastic Packaging division benefited from major financial investments:

  In August 2001, the Group acquired Soplaril, a European manufacturer of film, laminated products and pouches for food, medical and consumer products. Soplaril’s experience and expertise in multi-layer blown films and stand-up pouches, as well as its capacity for innovation, will strengthen the Group’s flexible packaging business in Europe, which has become the fifth largest flexible packaging activity in Europe;
  In October 2001, the acquisition of industrial assets from Harken Products, an American manufacturer of flexible packaging for the healthcare and dental hygiene market, allowed Pechiney to strengthen its presence in this segment;
  In November 2001, the Group acquired Envaril Plastic Packaging Srl (Envaril), an Argentine manufacturer of films, processed meat casings and barrier bags for meat and cheese products. In 2001, Envaril reported sales of U.S.$18 million.

In 2002, the division pursued its strategy of internal and external profitable growth:

  In February 2002, Pechiney Plastic Packaging acquired Phœnix Health Care Products, LLC, a manufacturer of flexible packaging products for the medical market with sales of U.S.$16 million. This acquisition broadens the Group’s line of medical packaging products;
  In July 2002, the group completed its acquisition of Danaflex Packaging Corporation, in which it had acquired a majority interest in 1998. At its Wellington, New Zealand, facility, Danaflex Packaging manufactures plastic packaging materials and packaging systems for the meat, dairy and food industries. Of particular note is the global technology for a proprietary system, the Danaflex Multi-bagger system that increases the efficiency and traceability of meat vacuum packaging for our clients;
  In August 2002, the Bottles business opened its first plastic bottles manufacturing facility in continental Europe. Located at Uchaux in southern France, it will serve the French private-label condiment market;
  In December 2002, Pechiney acquired Avenir Print Service, a French company specializing in small runs of plastic films for health and beauty packaging. The company operates a new manufacturing facility located in Montreuil-Bellay, France;
Investments

Industrial investments made it possible to improve the efficiency of existing lines and promote modernization while increasing production capacity.

In September 2002, Pechiney Plastic Packaging announced its plans to modernize operations at its flexible packaging facility in Menasha, Wisconsin. This U.S.$17 million expansion will increase the plant’s capacity and includes the creation of a printing cell and an upgrade to extrusion lamination equipment to support new technologies.

The business also announced plans to expand blown film production capacity at its flexible packaging plant in Neenah, Wisconsin. Startup is scheduled for the first quarter of 2003.

In September 2002, Envaril Plastic Packaging launched a shrink bag capacity expansion to improve service to the Argentine market and boost exports within South America.

Pechiney Soplaril Flexible Europe also made major investments in 2002 with the acquisition of a new press in Darmstadt, Germany, and of a triplex laminator in Garbagnate, Italy. It also acquired Doypack® cap-fitting and bag-making machines for the facility in Moreuil, France.

North American activities
In 1999, the Plastic Packaging division launched an ambitious Continuous Improvement program that produced results as of 2001 in terms of cost reductions and improved competitiveness.

Continuous Improvement initiatives and their systematic deployment remain a major focus of the division’s manufacturing strategy. The priority is to select and transfer best practices in order to anchor an environment for change and continuous improvement in performance. Experts in key areas such as Policy Deployment, Safety, Workplace Organization and Standard Work routinely come together to refine best practices, tools and procedures.

In 2001, Continuous Improvement initiatives also moved into the support groups, such as Sales and Marketing, Research and Development, Human Resources and Information Services. In 2002, Continuous Improvement initiatives grew in scope and effectiveness. During the year, Pechiney Plastic Packaging created a cultural diagnostic designed to ensure that Continuous Improvement remains an ongoing part of the business’s foundation. This diagnostic tool allows the business to identify areas of opportunity and develop action plans for embracing and sustaining Continuous Improvement. The business is also refining its business processes through the use of cross-functional teams. A cross-functional commercialization team has refined the process for bringing new products to market, introducing more accountability and discipline while giving greater attention to customer requirements, design, and process capability. In addition, pilot projects are nearing completion for developing best practices in specific manufacturing processes and the development of Statistical Problem Solving tools.

Information on the Company	Item 4

European activities In Europe, Pechiney Soplaril Flexible Europe implements the Pechiney Continuous Improvement System by promoting the sharing of best	practices. The division exploited major synergies between safety initiatives developed by Pechiney and Soplaril’s expertise in the realm of hygiene.
Markets and Distribution

In North America, the Plastic Packaging division’s customers include Abbott Laboratories, Bar S Foods, Cargill (Excel), ConAgra, Inc., H. J. Heinz Company, Hormel Foods Corporation, Keebler Co., Kraft Foods (a division of Philip Morris Companies, Inc.), Land O’ Lakes, Inc., Minute Maid (The Coca-Cola Company), Mott’s Company (Cadbury-Schweppes), Plastipak, Pepsi Cola, SSE, Schreiber and Welch Foods, The Procter & Gamble Co., The Smithfield Companies and Unilever N.V. The American division’s five largest customers accounted for approximately 41% of its sales in 2001. Over the last few years, customers in the United States food industry have tended to reduce the total number of their suppliers in favor of developing more stable, long-term relationships. This trend offers advantages for the large supplier with a wide product portfolio and global operations. However, it has also placed significant pressure on prices in the corresponding markets, making the acceleration of Continuous Improvement projects an even greater priority.

In South America, the integration of Envaril into the group continues. Exchange of technology has strengthened the company’s position in the global fresh meat packaging market.

In Europe, Pechiney Soplaril Flexible Europe was organized regionally into four business units - France, Spain/Portugal, Italy and Germany/central Europe - that focus on their own customers and markets, and operate their own sales, manufacturing and research and development resources. The main customers of Pechiney Soplaril Flexible Europe include (i) in the food industry, Bel, Cadbury Schweppes plc, The Danone Group, H.J. Heinz Company, Kraft International, Lactalis, Nestlé S.A. and Senoble, and (ii) in home and personal care, Aventis, Unilever N.V., Novartis AG, The Procter & Gamble Co. and The Roche Group.

With respect to the Plastic Bottles business, recently developed polyolefins and PET barrier bottles for food products and fruit juices have experienced significant growth. The Group believes that this market should continue to grow and benefit from the use of plastic as a substitute for glass, especially in venues where replacing glass by plastic can heighten product differentiation, convenience and safety.

The Plastic Packaging division distributes the majority of its products through its own sales network directly to its customers.

Competition

The Group estimates that there are more than 300 participants in the North American flexible packaging market. Principal competitors in the flexible packaging market include Bemis, Cryovac (a division of Sealed Air Corporation), Printpack Inc. and Rexam. In the bottle market, the main competitors are Owens Illinois and Graham Packaging.

In Europe, the flexible packaging market is equally fragmented, with approximately 400 companies operating in the sector. However, the consolidation trend which was initiated in 2001, continued in 2002. In April, Amcor (which had merged with Danisco & Akerland in 2001) acquired the Tobepal (Spain) and Rexam (United Kingdom) plants; Bemis took over Walki in October; and Alcan Packaging reached a non-binding agreement in principle with Norsk Hydro to purchase VAW Packaging in November 2002. Wipak also acquired Covex (formerly Wolf-Bayer).

»Information on the Company

Cebal Tubes Europe

Cebal Tubes Europe is one of the four divisions created by the reorganization of Cebal. With Cebal Tubes Americas, it is, in the Group’s	opinion, the world leader in the market for collapsible plastic, laminated and aluminum tubes.

The following table sets forth selected Cebal Tubes Europe data.

Selected Cebal Tubes Europe Data	2002	2001	2000

Net Sales (millions of euros)	240	271	282

Sales, gross, by market (% of Total Division Sales)(1)
Beauty	63	62	59
Personal care - dental hygiene	2	9	14
Healthcare	13	10	12
Other (food, household and industrial)	22	19	15

Sales, gross, by geographic region (% of Total Division Sales)(1)
France	45	49	41
Germany	25	23	17
Italy	11	11	9
Eastern Europe	9	5	5
Rest of Europe	-	2	23
Other	10	10	5

Sales, gross, by product (% of Total Division Sales)(1)
Plastic tubes	70	67	63
Laminated tubes	6	9	13
Aluminum tubes	24	24	24

(1)	Including intragroup sales.

Products

Cebal’s collapsible laminated, plastic and aluminum tubes mainly target the cosmetics, personal care and healthcare markets. Its packaging products are some of the most commonly used by mass-market and selective distribution brands in light of the good value they represent for the price and the sophistication of the printing and finished techniques employed by Cebal Tubes Europe.

Tubes are popular in western countries and the Group believes that they have high growth potential in emerging countries, especially in Eastern Europe, where per capita consumption is increasing rapidly. Cebal Tubes Europe is also present in Poland and the Czech Republic.

Cebal Tubes Europe places great emphasis on product innovation, since it is an increasingly important differentiation factor. In 2001, the division won two prizes awarded by the European Association of Tube Manufacturers. It also presented three new products at the Luxe Pack deluxe packaging fair in Monaco. These products effectively address current cosmetics issues and were acclaimed by the professional press and customers alike. The division presented an airbackless tube, which is particularly content-protective, an elliptical tube with a very attractive serving cap, and a dual tube for the mixture of two components just before use. In 2002, as Cebal continued to innovate (two-colored service cap, very transparent tubes, 3D tubes, tubes with pointillist hotstamping, embossed tubes), the division began to commercialize the innovations presented in 2001 - Tandem for a cosmetics manufacturer and airbackless tubes for a pharmaceutical and skin cosmetics laboratory (Zeta-Pharm).

»Information on the Company	Item 4

Production Facilities

The following table sets forth Cebal Tubes Europe’s 16 production facilities.

Cebal Tubes Europe	Aluminum	Plastic	Laminated

France(1)	1	4	(2)1
Germany		1
Italy	1	1
Poland		1
Czech Republic(3)	1		1
Morocco(4)	1
China		1	1

(1)	Cebal Tubes Europe has four additional facilities in France that are not mentioned in this table: Cotuplas (mechanical construction), Sefimo (molds for plastic materials), DM Photogravure (photography) and Carrillon (adhesive labels).
(2)	Combined plastic tube and laminated tube facility.
(3)	Combined aluminum tube and laminated tube facility.
(4)	Tubes, flexible packaging and household articles.

Cebal Tubes Europe continued to restructure its industrial base in 2002:

  After the closing of three facilities in 2000 and the refocusing of the lamination unit at the Ste-Menehould facility in France on complex tubes for the cosmetics market in 2001, the division sold its aluminum tubes business in Finland;

  Industrial investment continued with a very targeted focus: development of production capacities in Eastern Europe, investments in productivity, development of production capacity for Cebalcap service caps;
  Implementation of the Pechiney Continuous Improvement System was pursued, particularly through the introduction of European networks to share best practices.

Markets and Distribution

After a year in 2001 marked by a focus on "Quality and Service" through the introduction of customer service representatives and the creation of a quality department, the division addressed the following issues in 2002:

  It developed its resources in line with the achievements of the previous year by bolstering quality control, introducing preventive measures (process reliability and zero error systems) and focusing on logistic improvements;

  It reaped the first benefits in terms of quality (15% decrease in customer returns for plastic tubes and 40% decrease for aluminum tubes compared with 2001);
  It reaped the first benefits in terms of service (late deliveries were cut by an average factor of 2.5).
Cebal Tubes Europe was also innovative in its marketing tools with the launch of an electronic catalog that allows clients to have permanent and current access to its tubes’ product offerings.

Competition

In plastic and aluminum tubes, Cebal Tubes Europe’s principal competitors tend to be local producers whose output is sold principally in	a single region or country. In specialty laminated tubes, a key target of Cebal Tubes Europe, there is no real leading manufacturer.

»Information on the Company

Cebal Tubes Americas

Cebal Tubes Americas is one of the four divisions created by the reorganization of Cebal in June 2000. With Cebal Tubes Europe, it is, in the	Group’s opinion, the world leader in the market for collapsible plastic, laminated and aluminum tubes.

The following table sets forth selected Cebal Tubes Americas data.

Selected Cebal Tubes Americas Data	2002	2001	2000

Net Sales (millions of euros)	242	251	205

Sales, gross, by market (% of Total Division Sales)(1)
Beauty	26	22	24
Personal care - dental hygiene	52	53	48
Healthcare	18	20	23
Other (food, household and industrial)	4	5	5

Sales, gross, by geographic region (% of Total Division Sales)(1)
North America (USA, Canada, Mexico)	94	92	99
South America (Brazil)	6	8	1

Sales, gross, by product (% of Total Division Sales)
Plastic tubes	36	34	33
Laminated tubes	64	66	65

(1)	Including intragroup sales.

Products

Cebal Tubes Americas manufactures collapsible plastic and laminated tubes, as well as aluminum tubes in Brazil, for the cosmetics, personal care and healthcare markets. Its packaging products are some of the most commonly used by mass-market and selective distribution brands. Tubes are very popular in western countries, and the Group believes that they have significant growth potential, especially in Latin America.

Recognized for the excellence of its laminated tubes which are widely used to pack toothpaste and also in the pharmaceutical market, the Cebal Tubes Americas division launched a program for the sophistication of plastic tubes and provided the North America market with high value added products (tubes with designed service caps, complex printing and finishing).

Equipped with a new-generation rolling mill installed at its new plant in Brampton (near Toronto), Canada, the Cebal Tubes Americas division focuses its laminated tubes activities on products with higher added value, for example, for the personal care and pharmaceuticals markets.

The division is committed to enhancing customer service and improving its competitiveness in its different markets. It therefore works to make its facilities more specialized through implementation of the Pechiney Continuous Improvement System.

»Information on the Company	Item 4

Production Facilities

The following table sets forth Cebal Tubes Americas’ 7 production facilities.

Cebal Tubes Americas	Aluminum	Plastic	Laminated

United States		4	(1)3
Canada			1
Mexico			1
Brazil(2)	1		1

(1)	Combined plastic tube and laminated tube facility.
(2)	Combined aluminum tube and laminated tube facility.

The new Brampton facility, which started operations in November 2001, progressively increased the production capacity of its new extrusion-lamination machine in 2002 to meet the need for the web to be used in the manufacture of the division’s laminated tubes. In Brazil, the division, which has efficient machinery for the manufacture of laminated tubes, pursued the reorganization of its aluminum tubes business and launched the production of plastic tubes to respond to strong growth in the cosmetics market.

In 2002, the division’s investment strategy focused on improving capacities and processes, particularly in plastic tubes activities.

Markets and Distribution

In North America, sales of plastic tubes increased compared with 2001. In order to broaden the product mix, the division’s marketing and sales strategy focused on more sophisticated, high value added tubes for which Cebal’s know-how and synergies between American and European activities provide a significant advantage.

In the laminated tubes segment, in both the United States and Canada, sales rose slightly in comparison with the previous year. However, certain significant laminated tubes sales contracts will come to an end in the first quarter of 2003, which will impact turnover negatively in 2003.

Competition

In plastic and aluminum tubes, Cebal’s principal competitors tend to be local producers whose output is sold principally in a single region or	country. In laminated tubes, the two most important competitors are Essel-Propack and Betts.

»Information on the Company

Cebal Aerosols

The Group believes Cebal Aerosols is the world leader in the market for aluminum bottles and seamless aluminum aerosol cans (on the basis of	2002 Worldwide production) and the second largest manufacturer in Europe after Boxal (Alcan Group).

The following table sets forth selected Cebal Aerosols data.

Selected Cebal Aerosols Data	2002	2001	2000

Net Sales (millions of euros)	89	108	93
Sales, gross, by market (% of Total Division Sales)(1)
Personal care	69	76	-
Pharmaceuticals	11	9	-
Other (perfume, hygiene, beverages, etc.)	20	15	-

Sales, gross, by geographic region (% of Total Division Sales)(1)
France	19	23	25
Germany	15	16	9
United Kingdom	24	21	12
Italy	8	6	11
Spain	5	5	14
Eastern Europe	7	6	-
North America	10	9	-
Other	12	10	29

(1)	Including intragroup sales.

Products

Seamless aluminum aerosol cans and bottles meet the needs of various markets. The principal market is personal care (deodorant, hair care and hygiene), which is complemented by a wide range of specialty niches, such as perfume, pharmaceuticals, decoration products and promotional samples).

Despite generally weaker demand in 2002, aluminum aerosol cans are appreciated for their technical and aesthetic qualities and are often used in product launches. The division created a technically complex aerosol with grips for the brand Axe / Lynx (Lever-Fabergé). This product was given an award by Aerobal (Association Européenne de Fabricants d’Aérosols en Aluminium - European Association of Aluminum Aerosol Manufacturers). The division’s creativity and the quality of its innovations were also demonstrated in the market for specialty products. Its aluminum bottles have had a particular impact, and the division shared a Packaging Oscar with Heineken for a very innovative beer bottle.

The year was also marked by the startup of a new facility in Velim, Czech Republic, with a very favorable cost base to serve markets in Northern Europe, Germany and Eastern Europe.

»Information on the Company	Item 4

Production Facilities

The following table sets forth Cebal Aerosols’ five production facilities in Europe (plus a unit operated by a subcontractor in Finland). The facility in Velim, Czech Republic, is a "green field" which started operations in April 2002.

Aerosols Europe

France(1)	1
Spain	1
Finland (unit operated by a subcontractor)	unit
Italy	1
United Kingdom	1
Czech Republic	1

(1) Aerosols Europe also owns the company Copal (aluminum slugs).

The division has made a major effort to rationalize and modernize its production facilities since 2000. Highlights include:

  the closing of the Nürnberg aerosol unit at the end of 2000;
  the sale, through an MBO at the end of February 2002, of the majority of the equipment of the Hanko plant in Finland;
  the construction at the end of 2001 of the Velim plant in the Czech Republic, which started operations in April 2002;
  the introduction of cost and capacity adjustment measures at the facilities in Cividate, Italy, and Badalona, Spain.

Specialization was reinforced at the division’s facilities to satisfy very different needs, including, on the one hand, specialty products for high value added niches (perfume, pharmaceuticals, decoration, etc.) and, on the other, personal care and hygiene products (deodorants, hair care, etc.), which reflect mass-market trends.

The satisfactory startup of production at the Velim plant was one of the year’s major highlights. The facility is expected to have a workforce of 150 and in three years to operate six production lines with a capacity of 180 million aerosol cans per year. The plant was designed to integrate international standards in terms of safety, environmental protection and quality. It already participates in the Pechiney Continuous Improvement System. It was awarded ISO 9001 and ISO 14000 certification in December 2002.

Markets and Distribution

After a good year in 2001, western European manufacturers experienced a significant contraction in shipments in Western Europe. This unfavorable trend reflected customers’ inventory depletion, especially in Germany, as well as transfers of procurement and restocking volume to Eastern Europe.

While reorganizing its manufacturing base, the division adopted a marketing organization to serve customers efficiently and to introduce innovations which could be industrialized rapidly. It optimized its customer/

product portfolio on a European basis, adjusted prices to reflect the services offered, signed multi-year contracts, invested in the development of specialty products and bolstered research and development.

In the last two years, the division has striven to increase its penetration of large multinational accounts. It supplies most of the market leaders and works with both the restocking branches of large groups and smaller inventory specialists.

Competition

Cebal Aerosols competes with major groups such as US Can, Crown Cork, Impress and Alcan in the market for aluminum and steel aerosol cans. In	aluminum, it is also in competition with small and medium-sized companies in western and Eastern Europe.

» Information on the Company

Techpack International

The Techpack International group (Techpack) is one of the world’s leading producers of high value added plastic packaging for perfume and	cosmetics. Techpack also has an international network of sales and marketing companies.

The following table sets forth selected Techpack data.

Selected Techpack Data	2002	2001	2000

Net Sales (millions of euros)	388	460	405

Sales by product line (% of Total Division Sales)
Cosmetics	55	54	50
Perfumes	21	20	23
Skin care	18	18	17
Hair care, personal care and other	6	8	10

Sales by geographic area (% of Total Division Sales)
France	36	36	42
Rest of Europe	23	19	22
United States	38	40	33
Rest of the world	3	5	3

Products

Techpack’s product development strategy targets high value added markets - makeup, perfume, personal care and hair care. It offers customers a wide range of packaging products, including lipstick tubes, mascara cases, boxes, caps, bottles, promotional items, jars and dispensers, etc.

In order to support its active focus on innovation, the division launched an Innovation Center in Paris in 2002. The center has state-of-the-art equipment that will enable Techpack to broaden its line of stock products that can be personalized and to form active strategic partnerships with its major customers and suppliers.

In 2002, Techpack again demonstrated its creativeness and technological expertise and participated in the launch of many major products, including:

  in perfume, Gucci’s "Solo", LVMH’s "Dior Addict";
  in personal care, the "Montblanc" bath line for women, Issey Miyake’s body lotion;
  in makeup, Guerlain’s "Terracotta" line, two mascaras: Lancôme’s "Flextencils" and Dior’s "Maximeyes", and Clarins "Rouge" line;
  in blow-molding, Yves Saint Laurent’s "Nu" bath line, Victoria’s Secret "Pink" line;
  in mass-market promotional samples, Azzaro’s toilet kit, Yves Rocher’s makeup palette and Estée Lauder’s "blockbuster".

»Information on the Company	Item 4

Production and Sales Facilities

In order to respond to the increasing internationalization of its customers and be present in emerging markets, Techpack has set up a worldwide	industrial and commercial network made up of 22 industrial facilities and 12 marketing units.

Industrial facilities(1)	Perfume	Makeup	Blow-molding	Number of facilities

Europe
France	X	X	X	9
Italy		X		4
Spain		X		1
Americas

North America	X	X		5
Latin America	X	X	X	2

Asia/Pacific	X	X		1

Total				22

(1) Certain production facilities are joint ventures with other manufacturers.

In the framework of Pechiney’s general strategy to develop business in markets with strong growth potential and to complete its geographic coverage, Techpack International chose to install an industrial base in Asia by acquiring the cosmetics business of the Indonesian group Tiger. Located in a region with favorable labor costs, this acquisition will allow the division to accompany its major customers in their effort to develop in Asia.

In North America, two facilities were closed (Watertown and Yaphank) and production of mascara cases and compacts for the selective makeup market was regrouped at the Melville plant. Mass-market mascara and perfume packaging were concentrated at the Mexican units of Matamoros (TACP) and TPI Mexicana to benefit from a more advantageous cost base, confirming the successful integration of Anchor Cosmetics (now Techpack America Cosmetic Packaging - TACP), just one example over the last two years. In Europe, Käsmacher, the German subcontractor subsidiary, was sold.

The deployment of the Pechiney Continuous Improvement System continued at a steady pace. Implementation was facilitated by a new comprehensive training program for supervisors, named Pechiney’s "best HR initiative" in 2002. Significant savings were obtained in terms of procurement and production. In safety, Techpack International made remarkable progress - the Lost Time Rate per million hours worked was down almost two-thirds in 2002 (6.2 versus 17 in 2001) (based on the French reporting system).

Markets

Techpack International works in partnership with the main French groups (L’Oréal, LVMH, Sanofi, Clarins, Chanel, etc.) and international groups (Estée Lauder, Unilever, Procter & Gamble, Revlon, Shisheido, etc.). Techpack’s ten largest customers in 2002 represented 60% of its sales.

The crisis which followed the events of September 11, 2001 weighed on the selective makeup and perfume market, particularly in the United States and in duty-free shops. For the Group’s customers, the decrease in sales volume was offset by an increase in value. The market contraction linked to significant destocking affected Techpack sales volume.

Competition

Techpack International is a world leader in the deluxe plastic packaging industry, together with Rexam, Qualipac and Crown Cork and Seal. In the	last few years, competition has grown from Asian companies such as Hsing Chun Plastics.

»Information on the Company

Caps and Overcaps

Activities are focused on the manufacture of caps and overcaps for the global wine, alcohol and spirits market. There are three production facilities	in France, a unit in the United States (Pechiney Cork & Seal of California) (*) and since November 2000, a unit in Canada (Pechiney Capalux).

Selected Data	2002	2001	2000

Net Sales (millions of euros)(1)	92	91	79

(1) Excluding division activities which are not consolidated.

In 2002, the division reported growth in sales of caps, particularly as a result of the development of its subsidiary Pechiney Capalux. In overcapping, there were contrasting trends: sales of champagne caps and caps in complex increased, while sales of stamped caps, particularly those made of tin, declined, owing to a contraction in the American market, in addition to the replacement of these top-of-the-line caps by middle-range caps.

The year 2002 was marked by the ongoing consolidation of the Canadian subsidiary Pechiney Capalux, which has developed as planned to attain a good level of profitability. The development of capping activities at this facility will be boosted by additional investment to bolster the plant’s already considerable industrial efficiency.

The division undertook a review of the organization of its facilities based on the Pechiney Continuous Improvement System, and created a customer service unit to reinforce its ties with its clients.

(*) Since January 1, 1998, Cork & Seal of California has not been consolided by the Group, since it does not meet consolidated criteria.

»Information on the Company	Item 4

Ferroalloys and Other Activities

The Ferroalloys and Other Activities sector regroups the activities of the Ferroalloys division and of the Voreppe Research Center.

Selected Ferroalloys and Other Activities Data	2002	2001	2000

Net Sales (millions of euros)	308	358	377
Earnings from Operations (millions of euros)	3	0	0
Assets Excluding Cash and Cash Equivalents (millions of euros)(*)	380	388	345
Number of Employees (as of December 31)	2,153	2,427	2,433

(*) The definition of Assets is not equal to the item "Capital Employed" used by Pechiney in calculating Return on Capital Employed.

Ferroalloys

The following table sets forth selected Ferroalloys data.

Selected Ferroalloys Data	2002	2001	2000

Net Sales (millions of euros)	308	358	377

Sales by market(1)
Steel	17	23	22
Foundry	14	12	11
Chemicals	26	26	25
Light alloys	27	25	29
Abrasives and refractories	16	14	13

(1) Including intragroup sales

»Information on the Company

Products

Specialized in electric kiln reduction and high-temperature fusion techniques, Pechiney Electrométallurgie manufactures silicon, ferroalloys, specialty metals and electrofused products specially designed to upgrade

Its principal products and markets are the following.

the performance of steel and cast iron, light alloys, silicones, abrasives and refractories.

Products	Markets
Ferroalloys (FeSi, CaSi, CaC2)	Steel (automotive, aerospace, electric, packaging and construction)

(inoculants, nodularizers)	Foundry (automotive, water conveyance)

Silicon and metals (Mg, Sr, Ca)	Chemicals (silicone, electronics) Light alloys (automotive, aerospace and packaging) Steel

Silica fumes	Construction and public works

Fused alumina (white and brown)	Abrasives (grinding wheels, cloths and papers, surface treatment) Refractories

In 2002, Ferroalloys pursued its strategic focus on high value added products by consolidating its long-term relationships with customers, including manufacturers of grain-oriented sheets, stainless steel, cast iron pipes, cast automotive parts, silicone and abrasives.

In the framework of its innovation policy in the profitable market for inoculants used in the cast foundry industry, Pechiney Electrométallurgie formed new technical development partnerships with major customer foundries. These special ties led to the development of innovative solutions to ensure production quality for sensitive parts and reduce manufacturing scrap significantly.

With the support of the Chedde Research Center, Invensil developed very high purity metallurgical silicon qualities for use in new markets such as the photovoltaic silicon segment.

Production Facilities

In each of its three principal businesses, Ferroalloys uses production processes that have high electricity requirements. The price of hydroelectric energy, pursuant to Article 8 of the Nationalization Law of 1946 from which Pechiney Electrométallurgie benefits, is a key element in maintaining a competitive position in all of the division’s markets (see "Dependence on the Economic Environment - Raw Materials and Energy").

In 2002, Ferroalloys refocused on its strategic activities (silicon and alloys for cast foundry), in which it benefits from competitive advantages, and discontinued the production of magnesium, calcium and calcium carbide.

In magnesium, Pechiney Electrométallurgie began talks with labor representatives in 2001 about the future of the business at the Marignac, France, facility, and in the absence of any economically viable solution, it decided to close the plant. An activity to recycle magnesium alloy waste and product production scrap was started at Marignac in cooperation with an external partner.

In the steel industry, efforts to create alliances met with success in January 2002 when Pechiney Electrométallurgie (PEM) and SKW Metallurgie combined their calcium carbide, calcium and calcium alloys activities, as well as their equity interests in Affival, the world leader in covered wire for the steel industry, in a joint subsidiary called SKW Stahl Holding (SSH). PEM has a 25% interest and SKW Metallurgie a 75% stake in the company.

In 2002, plant performance significantly improved and the bases of the Pechiney Continuous Improvement System have been laid. Continuous Improvement initiatives focused on increasing productivity and

»Information on the Company	Item 4

implementing the new standard in process management. A special effort was also made to reduce quality defaults. A site piloting system using key performance indicators was also introduced.

Considering that listening to customers and meeting their needs are key priorities, PEM and Invensil upgraded their quality programs at the end of

2001, and were awarded in 2002 ISO 9001v2000 quality certification for their silicon, steel and foundry activities. The new version implies a regrouping under the same certification of most customer-related services in order to improve efficiency and reduce costs. In 2000, activities linked to the automotive sector had already been awarded the ISO/TS 16949 certification requested by manufacturers.

Markets and Distribution

Pechiney Electrométallurgie sells most of its products in the European market. Since Pechiney Electrométallurgie is a supplier to large heavy industries, its activity levels reflect trends in its markets.

The year 2002 was marked by a sharp downturn in the world economy, which particularly affected the division’s silicon and abrasives-refractories activities. The decline in the demand for silicon in the chemicals market and in the American metallurgical market resulted in a significant drop in Invensil’s sales volume. The results of the South African silicon plant at

Polokwane increased significantly, bolstered by the very favorable trend in the parity of the U.S. dollar and the rand, but did not manage to offset the decline in profitability in France. The abrasives-refractories business also reported a significant decrease in orders of white fused alumina, offset by a notable rise in the sale of refractories. In such an environment, only foundry activities reported satisfactory results. Inoculants consolidated their position with increased orders from French automobile manufacturers.

Competition

The principal competitors of Pechiney Electrométallurgie in the ferroalloy and silicon markets are Elkem and Fesil in Norway and Globe in the United States. Norsk Hydro (Norway and Canada) remains the major manufacturer of magnesium since Dow Chemical (United States) decided to stop production. Treibacher (Austria), which was acquired by the Imerys Group in 2000, is the principal European manufacturer of fused alumina.

In several markets, the division also has to face competition from a certain number of producers, especially in Russia and China.

»Information on the Company

International Trade

International Trade consists of three principal businesses: a global sales agency network through which the Group’s products and certain complementary products are sold, trading activities and since 1999, the distribution of semi-finished aluminum (and some stainless steel) products in France, Germany, Switzerland, Austria and Belgium.

Selected International Trade Data	2002	2001	2000

Net Sales (millions of euros)	5,036	3,751	3,578
Earnings from operations (millions of euros)	73	55	64
Assets Excluding Cash and Cash Equivalents (millions of euros)(1)	665	824	711

Number of employees (as of December 31)	770	783	823

Agency sales by geographic region (% of Total Division Sales)(2)
Europe	62	45	48
Asia	21	43	39
North America	9	5	7
Latin America	6	4	4
Rest of World	2	3	2

(1) The definition of Assets is not equal to the item "Capital Employed" used by Pechiney in calculating Return on Capital Employed . (2) Including intragroup sales.

Shipments by product source

Group products	55	68	77
Non-Group products	45	32	23

Sales Agency Network

International Trade’s sales agency network maintains an extensive international presence through its 40 agencies operating in more than 60 countries around the world. The sales agency network offers its principals a wide range of services, and is structured to keep pace with the evolution of their manufacturing strategies. Through this network, International Trade distributes a variety of industrial products for the Group’s other activities and also for third parties.

After the events of September 11, 2001, the sluggishness of the American economy affected the world economy. Throughout 2002, this unfavorable situation weighed on the activities of the sales network, which nevertheless remained generally satisfactory. In fact, the diversity of the services the network provides and the good resistance demonstrated in southern Europe made it possible to minimize the lesser performances of certain agencies (Japan, Germany).

»Information on the Company	Item 4

Trading

International Trade’s trading activities are carried out through five companies: Pechiney World Trade USA in the United States; in Europe, Pechiney Trading Company (Switzerland), Pechiney Trading France (France) and Pechiney Trading Ltd. (London, formerly Brandeis Ltd.); and in Asia, Pechiney Far East Limited (Hong Kong).

International Trade specializes in the trading of bauxite, primary aluminum and metallurgical grade alumina. It maintains a global presence and is active both in intermediary markets and end-user markets. The Group believes that International Trade ranks as one of the largest traders worldwide, present at each stage of aluminum production, from bauxite mining to metal conversion.

International Trade is also active in refined copper trading, a business which benefits from synergies among the sales network and trading activities. Finally, operating from the United States, the ores and concentrates activity remains one of the world’s major participants for copper, zinc and lead concentrates.

In 2002, the acquisition of Euromin’s trading activities strengthened International Trade’s presence in the former Commonwealth of Independent States (particularly Russia, Ouzbekistan and Kazakhstan). This acquisition also boosted the zinc metal business with trading volume of almost 200,000 metric tons per year.

Results in 2002 were up significantly from 2001 and were not affected by the generally depressed environment in the market for raw materials. Trading of aluminum, copper and concentrates made substantial contributions to the traditional good performance of alumina trading.

Distribution

The Almet distribution network operates in Austria, Belgium, France, Germany and Switzerland.

Specialized in semi-finished aluminum products, the network also distributes stainless steel items, primarily in France, to round off its product line. Together with the Aerospace, Transport, Industry division, Almet is particularly active in the aerospace, mechanical engineering and transport markets, as well as in boilermaking and construction. Operations are conducted through a network of sales outlets, which is being reorganized and modernized, and five service centers that ensure finishing (splitting, cutting and machining). Almet companies’ supply requirements are purchased from the Pechiney Group at prevailing market prices and on standard market terms.

Business in 2002 followed the trend observed at the end of 2001. The economic environment, characterized by a sharp decline in demand, led to a significant decrease in sales volume, selling prices and margins. This was true in all markets throughout the distribution network, and was particularly felt in the aerospace sector.

The restructuring and cost reduction program implemented in France at the end of 2001 made it possible to limit the impact. In light of the economic situation, these measures will be intensified.

Trading Risks Assumed by the Group

Trading activities conducted by International Trade involve managing a certain number of risks inherent in this type of operation. In connection with these activities, International Trade purchases and sells forwards and futures, as well as options (physical and paper) both on (LME) and off exchanges.

Price risks (price fluctuations) are systematically hedged, to stay within exposure limits authorized by the Group. Structure risks (gap between the spot price and the forward price) and premium risks (fluctuations in geographic premiums) are also subject to strict limits set by the Group’s executive management.

These limits are set by product and type of exposure. Daily monitoring of these limits involves immediate notification of the division’s management in the event of non-compliance.

Counterparty credit risks (default of counterparties or suppliers) are limited to lines of credit granted on a case by case basis, with credit insurance policies subscribed in certain countries. These lines are reviewed periodically.

There is no material seasonal variation in aluminum production and sales.

»Information on the Company

Dependence on the Economic Environment

Supply of Raw Materials

Bauxite

In 2002, the Group consumed approximately 4.6 million metric tons of bauxite, the basic raw material for the production of alumina and, in turn, aluminum. Depending on the quality of the bauxite ore (i.e. the level of alumina oxide content), the amount of bauxite required to produce one metric ton of alumina varies from two to four metric tons. All raw materials are purchased at prevailing market prices and on standard market terms.

In 2002, approximately 53% of the Group’s bauxite requirements were extracted from mines in which the Group has an interest, with the balance supplied pursuant to long-term contracts (see "- Business of the Pechiney Group - Aluminum Sector - Primary Aluminum - Production Facilities -Bauxite Production").

Alumina

The Group’s share of alumina capacity from alumina refineries it owns or in which it has an interest amounts to approximately 2.2 million metric tons per year (see "- Business of the Pechiney Group - Aluminum Sector -Primary Aluminum - Production Facilities - Alumina Production"). A part of this share of alumina is sold to third parties as non-metallurgical alumina, creating a need for external purchases in order to meet the Group’s alumina requirements. These external purchases generally amount to approximately 20% of the Group’s internal consumption.

Aluminum

The aluminum tonnage used by the Group’s European aluminum conversion activities increased compared with 2001 to approximately 620,000 metric tons of aluminum (excluding scrap metal). The rise was mainly linked to the 2001 acquisition of Eurofoil’s two facilities in Belgium and Luxembourg. Most of this aluminum was procured directly from Aluminum Metal, pursuant to long-term supply contracts entered into at prevailing market prices and on standard market terms.

Plastics

Plastic packaging activities in the United States and Europe consumed approximately 295,000 metric tons of films and resins in 2002, as compared	with 305,000 metric tons in 2001. These films and resins are purchased from major European and American producers.

»Information on the Company	Item 4

Energy

The Group’s aluminum electrolysis and ferroalloys activities consume large quantities of electrical energy. The cost of energy is one of the most significant components in the overall production cost of primary aluminum and thus proves to be a determining factor in deciding the location of new smelters.

The ferroalloys and aluminum electrolysis plants located in France are supplied with electrical energy by Electricité de France (EDF). Approximately 25% of the Group’s electricity requirements in France, and essentially relating to the needs of Ferroalloys (see "- Business of the Pechiney Group - Ferroalloys and Other Activities - Ferroalloys"), are supplied under Article 8 of the French Nationalization Law of 1946, under which the Group has been given the right to obtain electricity from EDF at prices and quantities equivalent to those which it would have obtained from such hydroelectric facilities prior to their nationalization. The agreements implementing Article 8 expired at the end of 1996 and were renewed on similar terms effective as of January 1, 1997.

EDF supplies Aluminium Dunkerque’s energy requirements pursuant to a 25-year contract. In addition, EDF contributes to the financing of the working capital requirements of Aluminium Dunkerque and is entitled to a share of Aluminium Dunkerque’s results. The balance of the electricity consumed by the facilities located in France in which the Group has an interest is supplied pursuant to separate contractual arrangements with EDF.

Since the end of its contract on March 31, 2001, Pechiney Nederland NV has supplied its aluminum production facility in Vlissingen, Netherlands, with electricity bought on the open Dutch market. Pechiney Nederland NV is currently investigating various electricity supply alternatives, which may prove to be more competitive.

Bécancour (Canada), Tomago (Australia), Aluminium de Grèce (Greece) and Alucam (Cameroon) obtain energy pursuant to long-term contracts, expiring between 2006 and 2017, with Hydro Québec, Macquarie Generation, DEH and AES-Sonel, respectively. The arbitration rendered in 2002 on Aluminium de Grèce’s energy contract (see "- Legal Proceedings") has made it possible to secure this contract until it expires, with the provision of certain additional payments. Each energy contract includes pricing formulas indexing electricity prices to LME aluminum quotations.

Fluctuations in Prices of Raw Materials

Primary Aluminum

In addition to energy (see "- Energy"), the principal raw materials of this division are bauxite, alumina, coke and soda ash. A substantial portion of the division’s bauxite and alumina raw material requirements is supplied by the Group, with the balance of bauxite and alumina as well as the coke and soda ash being supplied pursuant to long-term supply contracts entered into with third parties.

Aluminum Conversion

The principal raw materials consumed are aluminum and, to a lesser extent, additive metals used in aluminum alloys.

To protect against fluctuations in the price of aluminum, the policy of the Aluminum Conversion divisions is to hedge aluminum prices as orders for semi-finished products are recorded, as well as all of the firm commercial commitments taken by these divisions.

»Information on the Company

Cebal

The principal raw material consumed by Cebal in the production of aerosols and aluminum tubes is, by definition, aluminum.

Cebal generally limits its exposure to fluctuations in the price of aluminum by matching, to the degree possible, its contracts to supply cans to its customers with forward purchase contracts for aluminum supply on the same terms.

In 2002, almost all of Cebal’s aluminum requirements were supplied by Pechiney Trading France and Aluminium Pechiney. To the extent Cebal has not procured a sufficient supply of aluminum to meet its obligations under its sales contracts, it hedges its exposure to fluctuations in the price of aluminum by entering into a variety of hedging commodity contracts in the same manner as described above with respect to Aluminum Conversion.

Plastic Packaging, Cebal and Techpack International

With respect to the production of flexible packaging, plastic bottles, plastic tubes and deluxe plastic packaging, the primary raw materials consumed by these three activities are resins for plastics and, to a lesser extent, thin aluminum foil, plastic films and paper. These activities enter into purchase contracts for these raw materials on prevailing market terms.

In some cases, these activities protect themselves from fluctuations in raw materials prices by including escalator clauses in their sales contracts. Such provisions allow them to pass on increases or decreases in resin prices to their customers, although there can be a time lag between a change in prices under their purchase contracts and the corresponding change under their sales contracts. During such lag, they bear the temporary additional cost or benefit resulting from the change in prices under their purchase contracts.

Energy

Aluminum smelters generally require an uninterrupted supply of intense electrical energy, and any interruption of more than four hours, whatever the cause, may have a major technical, commercial and financial impact on the activities of the facility concerned. Smelters that depend on hydroelectric power may also, in certain cases, be affected by a persistent decrease in the rain gage level when such an occurrence results in a drop in the electrical intensity supplied at certain periods of the year (this explains the seasonal nature of primary aluminum production capacity sometimes observed at certain facilities). Nevertheless, in light of the technical, commercial and financial implications an interrupted supply of intense electrical energy has for the Group’s smelters, the contracts signed by the Group for these facilities generally contain provisions to ensure priority access to the electric power produced by the suppliers of electricity.

»Information on the Company	Item 4

Industrial and Environmental Risks

Pechiney’s Environment and Industrial Risk Management Department is responsible for defining Group policy in these areas. The Group’s industrial divisions are responsible for its implementation.

Environmental Regulation and Policy

The Group is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations impose increasingly stringent environmental protection standards on the Group regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous materials, waste disposal practices, and the remediation of environmental contamination.

Each year, the Group commits significant capital resources and expenditures towards its environmental regulation compliance requirements. The Group believes its facilities and activities are generally in accordance with applicable environmental laws and regulations.

Pechiney applies the international standard ISO 14001 as the benchmark for its environmental protection management. This system, which is based on the standards of prevention, compliance with regulations and the Pechiney Continuous Improvement System, is complemented by a comprehensive training program. The objective is to certify the Group’s main facilities by 2004. In 2002, the plants at Saint-Jean-de-Maurienne (smelting), Sogerem

(fluorspar mines), Compiègne (aluminum recycling), Dudelange (Eurofoil), Arenzano, Badalona and Velim (packaging) were certified, bringing to 25 the number of ISO 14001 facilities. Several other units have undertaken similar initiatives. In addition, the Group’s American facilities comply with the MACT standard (Maximum Achievable Control Technology).

In 2002, the major improvements concerned the reduction of atmospheric emissions of fluorine (smelters), COV (aluminum conversion and packaging plants) and dioxides (Affimet), as well as recycling programs for bauxite scrap (Gardanne and ADG) and carbonaceous electrolysis cell linings.

For its customers, the Group develops solutions that contribute to sustainable development. AP18 and AP30 electrolysis cells are the most economical in the world in terms of the consumption of electrical energy, and emissions of greenhouse gases are two times lower than the world smelting average. The new generation of AP50 cells will make it possible to reduce PFC emissions even further.

(millions of euros)	2002	2001	2000

Environmental provisions	77.0	76.0	85.8

The aggregate amount of provisions made to ensure environmental compliance as well as the risk of environmentally related legal proceedings totaled approximately € 77 million as of December 31, 2002.

Environmental protection obligations included in the provisions are those which the Group may be obliged to meet with respect to certain current and past activities as well as for disposal sites it owns or that belong to third parties, notably when it agreed to continue to bear all or part of the environmental responsibility involved upon the sale of these activities or disposal sites. In the United States, the Group’s activities are subject to both federal and state laws. Certain laws allow for the financial liability of certain categories of specifically named individuals for the remediation of polluted sites with no obligation to prove that they may have committed any particular offense or failed to comply with environmental standards applicable to the activity alleged to have caused the pollution.
It is the Group’s policy to identify and, to the extent possible, quantitatively budget for the costs associated with the potential remediation of sites where the Group could incur liability. The Group makes provisions no later than when the occurrence of an event makes costs probable and reasonably estimable, such as the issuance by competent authorities of an order to perform remedial work. In keeping with this policy, the Group believes it has covered all the expenses relating to environmental remediation activities that it has determined were probable and reasonably estimable as of December 31, 2002.

There can be no assurance that the amounts the Group has budgeted and provisioned will enable it to satisfy its environmental obligations, especially in light of the following factors:

  The rapid development of increasingly stringent environmental laws and

  »Information on the Company
    regulations and of their interpretation by the courts, especially if minority shareholders of companies being liquidated were to be made liable;
    Governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress; and potential liability of the Group to remediate sites for which provisions have not been established;
    In addition, future developments, such as changes in law or new information regarding environmental conditions, could result in increased environmental costs and liabilities that could have a material adverse effect on the Group’s future financial condition and results of operations or its consolidated financial position.

  Between 1990 and 2000, Pechiney reduced emissions of greenhouse gases at its aluminum facilities in France by 41% in line with its commitment, while increasing production by 30%.

  In 2000, the Group broadened this voluntary commitment to reduce greenhouse gas emissions in all its activities throughout the world. The objective is a 15% reduction (direct emissions only) by 2012 compared with the 1990 level with ambitious growth in business. The reduction achieved in 2001-2002 totaled approximately 11% (subject to verification by an independent audit), with a mediocre year in 2002 owing to serious operating problems at three facilities. New initiatives will be taken to improve the situation, in particular in the framework of the agreement on voluntary reduction that Pechiney is going to propose to French authorities for the period 2003-2007 together with other committed companies in the AERES organization, which was created for this purpose.

  The impact of products on the environment

  Pechiney must meet the most stringent environmental protection standards. For this reason, the Group closely follows the introduction of environmental regulations in which it actively participates along with European manufacturers.

  Recycling products after use and reducing waste are priorities for the European Commission and the European Parliament.

  The Group expanded its recycling capacity. In line with its efforts to promote the recycling of its can customers’ aluminum scrap, the Neuf Brisach facility is now able to reuse a major portion of its automotive customers’ production scrap (PSA Citroën, Renault and Daimler Chrysler

  Mercedes). In aerospace, the Issoire plant introduced a system in 2002 that makes it possible to recast machining scrap from Airbus. Almost € 4 million were invested in this project to recycle 11,000 metric tons of aluminum alloy per year. Pechiney also develops solutions to limit raw materials consumption and facilitate the recycling of post-consumer packaging.

  The use of aluminum in automobiles makes a direct contribution to the attainment of this objective. Pechiney is closely associated with automobile manufacturers and involved in the recovery of cars that are no longer operable to find solutions that will optimize the recovery and recycling of their aluminum content.

  Industrial property risks

  Pechiney advocates an advanced policy for the prevention of industrial property risks.

  Insurance companies evaluate the quality of risk control at industrial facilities to determine appropriate insurance premiums and coverage.

  As of January 1, 2003, 55% of physical assets in production units insured by the Group (assets plus annual gross margin) were designated Highly Protected Risks, compared with 68% as of January 1, 2002. Six major facilities lost their rating in 2002, subsequent to prevention audits by prevention engineers commissioned by the Group’s insurance companies.

  In 2003, action plans will be implemented at these facilities to enable them to regain their HPR rating. In addition, different improvement points have been identified and, in particular fire protection upgrades, which should make it possible to have at least 70% of the Group’s facilities designated Highly Protected Risks by the end of 2003. These efforts will reduce the probability and seriousness of financial loss in the event of an accident, as well as the cost of insurance.

  In this way, the Pechiney group demonstrates its capacity to meet or even exceed the prevention criteria established by the National Fire Protection Association in the United States, which maintains some of the strictest property protection standards in the world.

  After a methodological study of industrial hazards, the six Group facilities recently classified Seveso 2 met regulatory requirements which reinforce the industrial property risks prevention system.

»Information on the Company	Item 4

  Safety

  A top priority for Pechiney, safety is one of the important criteria according to which the quality of management is measured at all levels of the Group. Pechiney implements a very active risk prevention policy at work that is based on a visible commitment of the management and committed employee mobilization to clear principles of organization.

  Annual and multi-annual action plans are designed, monitored and implemented by safety committees in each operational division and for each facility.

  Two mechanisms contribute decisively to the improvement of safety conditions:

    standards that determine the minimum requirements for a task or a specific risk;
    internal reviews that cover safety systems, standards and practices in the work environment.

Groups of security coordinators assigned to the aluminum and packaging sectors assist the facilities in implementing these mechanisms and encouraging the exchange of information as to good practices and	significant incidents. Positive results are incentivized through compensation.

Lost Time Rate per million hours worked - LTR
2002	2001	2000	1999	1998

6.8	9.7	10.1	11.0	12.9

Total Incidence Rate per million hours worked - TIR
2002	2001	2000	1999	1998

18.1	23.9	24.6	28.5	31.8

  Health

  An independent medical and toxicological council, chaired by Dr. Maurice Tubiana, advises executive management on work-related and public health issues related to the Group’s manufacturing activities and products. In particular, it is monitoring studies on the possible toxicity of aluminum. The protocol agreement signed in 2001 with the French National Institute of Health and Medical Research (INSERM) took concrete form in 2002 through the organization of scientific monitoring of solvents such as glycol ethers. In addition, impact studies at the main risk category facilities in France made it possible to verify the absence of health risks in their environment

  To the best of their knowledge, neither Pechiney nor any of its subsidiaries has, in the past, extracted asbestos or utilized asbestos as a raw material in the manufacture of its products, or marketed products containing asbestos, with the one known exception of Cefilac Saint-Etienne (part of Carbone Lorraine), whose production included some joints made of asbestos.

  The only exposure of Pechiney employees to asbestos has been principally due to asbestos contained in consumer goods, such as gloves, joints, weaves and consumable asbestos slabs or resulting from maintenance work on asbestos-containing products contained in buildings or in the ovens (insulation).

  The number of employees exposed to asbestos is therefore very limited compared to that of manufacturers of asbestos-containing products.

  In July 2002, common asbestos standards were adopted by the sectors of the Group. They reiterate that the use of consumable asbestos has been forbidden in the Pechiney Group since 1993, and set up a strict management system to identify any residual asbestos materials, such as fibrocement, through permanent inventory, labeling, regular measurement of asbestos particles in the atmosphere and the adoption of remediation procedures.

  » Information on the Company

  Insurance

  The Pechiney Group’s companies are insured through centralized global packages. The coverage provided by these packages and the amounts of their guarantees are comparable to those of industrial groups of the same size and in the same sector throughout the world. These policies cover risks involving property and resulting operating losses, transport and liability related to operations or products. The risk of accidental pollution is also covered.

  In order to preserve basic guarantees and adequate coverage, and at the same time to optimize the Group’s premium budget in one of the least flexible insurance markets in decades, Pechiney opted for a higher deductible for property damage and operating losses. This deductible has been raised to € 15 million per claim.

  In November 2002, the bad weather that ravaged northern Europe caused major damage at the Group’s Dutch plant. Deposits of sea salt seriously damaged the substation’s electrical installations, affecting the electrolysis cells. The damage caused will result in several months of operating losses estimated at more than € 25 million.

  Intellectual Property

  Intellectual property (patents, models, know-how, trademarks, etc.) constitutes an important asset for the Group.

  As of December 31, 2002, the Group had a portfolio of 815 basic patents in several countries (a total of approximately 3,400 patents). The Group filed 80 new patent applications in 2002.

  The patents granted to the Group in 2002 in Europe and the United States include the following noteworthy processes and products:

    several processes linked to the construction of new-generation smelters;

    a process to distribute alumina on electrolysis cells;
    polycrystalline fused alumina and realization process;
    an alloy for brazed heat exchangers;
    an alloy for aircraft fuselages;
    an aerosol with a threaded neck;
    several new processes for food and cosmetics packaging products.

  No Group activity is threatened by the expiration of a patent within the next few years.

  Legal Proceedings

    In 1990, the U.S. environmental protection authorities commenced proceedings against the Group regarding environmental liabilities relating to several mines and manufacturing facilities in the United States operated by a former Group subsidiary between 1940 and 1962. In connection with the sale of the mines in 1960, the Group agreed to indemnify the purchaser against certain environmental liabilities.
    In 1991, the Group commenced proceedings in the New Jersey state courts seeking to recover its costs and legal expenses from its insurers under former insurance policies.
After accounting for remediation work already carried out, the Group believes that its provision amounting to U.S.$20.4 million as of December 31, 2002, is adequate. The Group cannot evaluate its risks more accurately until the extent of the necessary remediation work has been fully determined.
    In March 1997, Howmet Turbine Corp., a former Group subsidiary sold in 1995, notified Pechiney of the existence of polychlorbiphenyls (PCBs) at its facility in Dover, New Jersey. In accordance with an agreement entered into in April 1997 with the New Jersey authorities, Howmet undertook investigations to determine an acceptable means of remediation. The solution has not yet been determined by the authorities.

  In June 1998, Howmet notified Pechiney that remediation work may also be necessary at its facility in Combe Fill South, New Jersey. Similar remediation work relating to operations prior to 1995 may also be necessaryfor other facilities.

    In connection with the sale of its Turbine Components in 1995, the Group agreed to indemnify the purchaser against certain environmental liabilities. The Group may be liable to bear a substantial portion of remediation expenses under this indemnity. This guarantee is effective, after allocation

»Information on the Company	Item 4

  of insurance indemnities, from the first dollar exceeding the provision determined contractually with the buyer at the cumulated amount of U.S.$6 million. The December 31, 2002, estimate of the risks of loss or damage for all the facilities covered by this guarantee totals U.S.$11 million (including attorneys’ fees). In light of the deductible sum stipulated in the contract in the amount of U.S.$6 million which is the responsibility of the buyer, the provision made by the Group as of December 31, 2002, totaled U.S.$5 million. The Group believes this provision is sufficient and it is not possible to make an accurate assessment of the definitive risks related to these proceedings until the extent of the necessary remediation work at the two locations (Dover and Combe Fill South) has been fully determined.

    At the end of December 1999, DEH, which supplies electric power to Aluminium de Grèce’s Saint Nicolas aluminum production facility in Boetia, delivered to the Group a request for arbitration. The request for arbitration seeks approval of the following changes in its electricity supply contract:
      an increase in the thermal tranche price of electricity supplied as of January 1, 1999, and a re-examination of the contract to ensure compliance with Greek legislation transposingthe European directive No. 96/92 relating to the deregulation of the electricity market in the European Union.

  Since January 1, 1999, the price of electricity for the thermal tranche continues to be billed temporarily by DEH on the basis of the formula in the initial contract, with the difference between this price and the price asked for in the arbitration procedure representing, for the years 1999 and 2000, a total of approximately U.S.$12 million on the basis of actual consumption.

  The Group rejected these two requests, and was opposed to any increase in the various price components before the expiration of the contract which is scheduled for the end of 2006. The arbitration panel met at the end of June 2000. The arbitration rendered in June 2002 rejected DEH’s second request, which was for a re-examination of the contract to ensure compliance with Greek legislation transposing the European directive relating to the deregulation of the electricity market. On the other hand, in their capacity as arbitrators, the members of the panel partially acquiesced to DEH’s first request, for an increase in the thermal tranche price of electricity. The outcome of these proceedings represented an additional payment to DEH (capital plus interest) of € 12.8 million, determined on the basis of the new price formula set by the arbitrators and covering the whole period in dispute.

    Other than the foregoing, the Group has no knowledge of any claims or legal proceedings which may, beyond existing provisions, substantially affect its consolidated financial condition and results of operations.

  » Information on the Company

»Operating and Financial Review and Prospects	Item 5

  The following discussion and analysis should be read in conjunction with the Group’s Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report.

  The Company has changed its presentation of goodwill amortization in its Consolidated Financial Statements for the 2002 fiscal year with respect to previous years, impacting several line items on the Company’s income statement. Income from operations published in the Group’s 2001 Annual

  Report on Form 20-F and in prior years reflected goodwill amortization. In 2002, Income from Operations no longer includes goodwill amortization, which is now presented as the last item on the income statement before net income. Accordingly, income statements of previous years have been reclassified in this year’s Annual Report to conform to the new accounting treatment. This change in presentation was made to facilitate comparisons with U.S. companies that no longer amortize goodwill, in conformity with recent changes to U.S. GAAP rules.

  Results of Operations

  Year Ended December 31, 2002,
  Compared with Year Ended December 31, 2001

  Net Sales

Contributions to the Group’s Net Sales by segment after elimination of intragroup sales for the years ended December 31, 2002 and 2001, and the percentage change between the periods were as follows.

Year Ended December 31 (millions of euros)	2002	2001	Percentage Change

Primary Aluminum	1,605	1,851	-13.3%
Aluminum Conversion	2,618	2,676	-2.2%
packaging	2,342	2,418	-3.1%
Ferroalloys and other	308	358	-14.0%
Net Sales from Industrial Activities	6,873	7,303	-5.9%
International trade	5,036	3,751	34.3%

Total Net sales	11,909	11,054	7.7%

  The Group’s consolidated Net Sales increased by 7.7% to € 11,909 million in 2002, compared with € 11,054 million in 2001. This growth was mainly linked to the consolidation as of January 1, 2002, of Pechiney Far East, an International Trade subsidiary.

  »Operating and Financial Review and Prospects

  Aluminum

  Primary Aluminum

  In 2002, Primary Aluminum reported Net Sales of € 1,605 million, representing a decrease of 13.3% from 2001 (€ 1,851 million).

  This trend reflected two factors:

    a decrease in selling prices, which were negatively impacted by the combined decline in the price of aluminum on the LME and in geographic and form premiums, as well as by the significant depreciation of the U.S. dollar vis-à-vis the euro;

    a decrease in sales volume to third parties due, on the one hand, to production difficulties encountered at facilities belonging to Alucam (a hydroelectric energy supply problem resulting from the drought) and PNL (consequence of bad weather conditions in northern Europe in October) and, on the other hand to the greater percentage of internal sales to the aluminum conversion sector.
These negative elements were only partially offset by a rise in the net sales of ECL, which benefited from the shipment of superstructures for the second potline at Mozal and the third potline at Hillside.

  Aluminum Conversion

  Net Sales from Aluminum Conversion activities totaled € 2,618 million in 2002, compared with € 2,676 million in 2001, down 2.2%. In 2002, this figure included the contribution of the companies consolidated during 2001 Workington and Eurofoil. On a comparable basis, the decrease was 6%.

  The contributions of the different divisions to Net Sales from Aluminum Conversion activities for the years ended December 31, 2002 and 2001, and the percentage change between the periods were as follows.

Year Ended December 31 (millions of euros)	2002	2001	Percentage Change

Aerospace, Transport, Industry	973	1,013	-3,9%
Cans, Automotive, Standard Rolled products	721	734	-1,8%
Foil and Strip / Specialties	415	354	17.2%
Extrusions, Casting Alloys, Automotive	509	575	-11.5%
Transformation	2,618	2,676	-2.2%

  Net Sales of the Aerospace, Transport, Industry division decreased by 3.9% to € 973 million in 2002, compared with € 1,013 million in 2001. In Europe, the division was primarily affected by the crisis in the aerospace market, which resulted in a very significant drop in shipments of technical rolled products and hard alloy extrusions. In the division’s other markets, the environment remained sluggish, with a general decline in sales volume. Nevertheless, at the end of the year there was a slight recovery in shipments in aerospace markets, reflected by a marked increase in orders of technical rolled products in the fourth quarter of 2002.

  In the United States, a major rise in the production volume of standard rolled products, linked to an upswing in demand during the year and to more efficient use of equipment, offset the low aerospace volume caused by the crisis in this sector in the United States.

  Net Sales of the Cans, Automotive, Standard Rolled Products division decreased by 1.8% in 2002. This trend reflected a decline in selling prices as a result of the lower price of aluminum on the LME, which was offset to a large extent by increased sales volume in the automotive and heat exchanger markets.

  Net Sales of the Foil and Strip / Specialties division increased by 17.2%, due mainly to the full year contribution of Eurofoil, which was consolidated in 2001.

  Net Sales of the Extrusions, Casting Alloys, Automotive division totaled € 509 million in 2002, down € 66 million from 2001. The division was confronted by a significant drop in sales volume, in both extrusions and casting alloys, linked to a general decrease in demand in Germany and France. In addition, the division was affected by the erosion of its sales margins, due to increased pressure from competition.

»Operating and Financial Review and Prospects	Item 5

  Packaging

  Net sales of Packaging totaled € 2,342 million in 2002, compared with € 2,418 million in 2001, representing a decrease of 3.1%. In 2002, Net Sales included the sales, on a full year basis, of Soplaril, acquired in 2001. On a comparable basis, the decrease was 9%.

The respective contributions of activities for the years ended December 31, 2002 and 2001, and the percentage changes between periods were as follows.

Year Ended December 31 (millions of euros)	2002	2001	Percentage Change

Flexible Packaging Europe	372	260	43.1%
Flexible Packaging North America	734	786	-6.6%
Bottles	185	191	-3.1%
Cebal Tubes Europe(*)	240	271	-11.4%
Cebal Aerosols	89	108	-17.6%
Cebal Tubes Americas	242	251	-3.6%
Techpack International	388	460	-15.7%
Caps	92	91	1.1%
Packaging	2,342	2,418	-3.1%

  (*) Net Sales of the Cebal China division are included in those of Cebal Tubes Europe.

  Net sales of Plastic Packaging (flexible packaging and bottles) rose to € 1,291 million in 2002 from € 1,237 million in 2001. This rise reflected the contribution, on a full year basis, of Soplaril, which was acquired in 2001. This offset the impact of the depreciation of the U.S. dollar vis-à-vis the euro from one year to the next. On a comparable basis, net sales in this division were down 7%.

  Cebal reported Net Sales of € 571 million in 2002, compared with € 630 million in 2001. The respective decline in net sales at Cebal Tubes Europe and Cebal Aerosols was mainly due to lower sales volume in these divisions. At Cebal Tubes Americas, increased sales volume offset the negative parity impact.

  Techpack International reported Net Sales of € 388 million in 2002, down € 72 million from 2001.

  The decline mainly reflected lower sales volume, mainly in the makeup and perfume markets, as the environment in these markets was particularly unfavorable. Net Sales in this sector were also affected, though to a lesser degree, by the depreciation of the U.S. dollar vis-à-vis the euro.

  Net sales from the Caps and Overcaps division totaled € 92 million in 2002, practically stable compared with 2001. This stability nevertheless masked a significant increase in sales volume in the final quarter, which compensated for a first quarter marked by lower demand, particularly in the champagne cap market.

  »Operating and Financial Review and Prospects

  Ferroalloys and Other Activities

Net sales from Ferroalloys and Other Activities totaled € 308 million in 2002, down € 50 million from 2001. The decrease mainly reflected the deconsolidation of the activities	transferred to the SKW joint venture in 2001, as well as the shutdown of magnesium production at the Marignac plant. In addition, the division experienced a significant drop in the price of silicon.

  International Trade

  In 2002, Net Sales from International Trade activities totaled € 5,036 million, compared with € 3,751 million in 2001, representing an increase of 34%. The increase was related, first, to the consolidation of Pechiney Far East as of January 1, 2002, and second, to a major increase in sales volume linked to the development of copper activities in Europe and the integration of the Euromin contracts that Pechiney acquired in February 2002. These factors were partially diminished by a negative parity impact, mainly due to the depreciation of the U.S. dollar, and by a decline in selling prices, especially in alumina.

  In 2002, International Trade was engaged in three principal activities:

    marketing the products of the Group and other producers on an agency basis;
    nonferrous metal trading;
    LME brokerage (see "Item 4. Information on the Company - Business of the Pechiney Group - International Trade"). The bulk of Net Sales from International Trade activities are contributed by its trading operations, which are conducted through Pechiney Trading Company, Brandeis (USA) and the Minemet group of companies. A far smaller portion of International Trade’s Net Sales comes from agency and distribution operations. Because the sales of International Trade reflect only a portion of its activities and because sales are not a good indicator of the International Trade’s contribution to Earnings from Operations, the Group does not consider the reported sales of the International Trade to be a meaningful indicator of the development of International Trade’s business.

  International Trade’s marketing activities, when conducted on a pure agency basis, are not reflected in Net Sales. International Trade offers "re-invoicing" as a service to its principals, which consists of the purchase and resale to a previously identified purchaser of products. Such "re-invoicing" activities, when conducted between a third party seller and a third party customer, are included in International Trade’s Net Sales. "Re-invoicing" activities are not reflected in Net Sales (because they are eliminated upon consolidation) when the Group is either the purchaser or seller of the products.

  Trading activities are reflected in Net Sales to the extent that such sales represent International Trade sales to third parties of products produced by third parties. Sales to the Group or sales to third parties of the Group’s products are not reflected in International Trade’s Net Sales. Consequently, reported Net Sales from International Trade activities are influenced primarily by the volume of third party sales versus Group sales made through trading operations. Reported sales are also affected by fluctuations in the price of metals.

»Operating and Financial Review and Prospects	Item 5

  Earnings from Operations

  Earnings from Operations take into account Net Sales, Other Operating Revenues, Cost of Goods Sold (excluding depreciation), Selling, General and Administrative Expense, Research and Development Expense and Depreciation and Amortization. Earnings from Operations do not take into account Goodwill Amortization, Long-lived Assets Writedown, Restructuring Expense and Other Income (Expense); such items are, under U.S. GAAP, considered to be operating income/expenses. The Earnings from Operations measure has been used by the Group for many years in its public reporting and is closely monitored by financial analysts in France. The Group believes that the exclusion of Goodwill Amortization, Long-lived Assets Writedown, Restructuring Expense and Other Income (Expense) results in a measure that reasonably reflects recurring operating results and facilitates comparison with the Group’s competitors.

  Contributions to the Group’s Earnings from Operations by segment after elimination of intragroup transactions, which are included as inventory under the Holdings line items, for the years ended December 31, 2002 and 2001, and the percentage change between the periods were as follows.

Year Ended December 31 (millions of euros)	2002	2001	Percentage Change

Primary Aluminium	276	423	-34.8%
Aluminium Conversion	16	23	-30.4%
Packaging	129	136	-5.1%
Ferroalloys and Other	3	0	-
International Trade	73	55	32.7%
Holdings	(90)	(88)	2.3%

	407	549	-25.9%

  In 2002, the Group’s Earnings from Operations totaled € 407 million, compared with € 549 million in 2001, representing a decrease of € 142 million or 25.9%.

  In 2002, the Group was confronted by a difficult economic environment -mainly a decrease in the price of aluminum and the U.S. dollar, as well as, to a lesser degree, a significant decline in sales volumes in certain Aluminum Conversion (aerospace) and Packaging markets. These negative factors were partially offset by:

    the positive impact of the scope of consolidation, mainly due to the acquisition in 2001 of Eurofoil, Soplaril and an additional 15.5% equity interest in Tomago;
    a notable reduction in raw materials costs, primarily in packaging, as a result of the lower price of resins;
    the good performance reported in terms of costs in the Aluminum Conversion and Packaging segments, linked to the rapid implementation of the Pechiney Continuous Improvement System.

  Pechiney does not report Other Operating Revenues, Cost of Goods Sold (excluding depreciation), Selling, General and Administrative Expense, Research and Development Expense or Depreciation and Amortization (excluding Goodwill Amortization) by segment. For the Group as a whole, Other Operating Revenues decreased by 4% to income of € 144 million in 2002, compared with € 150 million in 2001; Cost of Goods Sold (excluding depreciation) increased by 10.4% to an expense of € 10,611 million in 2002, compared with an expense of € 9,615 million in 2001; Selling, General and Administrative Expense decreased to € 610 million in 2002, compared with 615 million in 2001; Research and Development Expense decreased by 7.2% to an expense of € 90 million in 2002, compared with an expense of € 97 million in 2001; and Depreciation and Amortization (excluding Goodwill Amortization) increased by 2.1% to an expense of € 335 million in 2002, compared with an expense of € 328 million in 2001 (see "the Consolidated Statement of Income").

  » Operating and Financial Review and Prospects

  Aluminum

  Primary Aluminum

  Primary Aluminum Earnings from Operations decreased by € 147 million to € 276 million in 2002, compared with € 423 million in 2001.

  This decline reflected an unfavorable trend in external factors: the division’s operating results were affected by a decline in the price of aluminum, as well as, to a lesser degree, the depreciation of the U.S. dollar vis-à-vis the euro. The average price of aluminum on the LME realized by Pechiney in 2002 (U.S.$ 1,358 per metric ton) was down 8.4% from 2001).

  The negative impact from these external factors could only partially be compensated by the progress made otherwise by the sector:

  Production of primary aluminum was increased due, in particular, to the acquisition of its additional 15.5% equity interest in the Tomago facility in October 2001;

  Several successes were reported in the sale of technology (winning all the large smelter expansion contracts on the market in 2002) mainly Alba, Hillside, Alouette and Mozal 2. These successes reinforce Pechiney’s technological leadership.

  Production costs for the sector were kept under control despite several technical incidents in different factories of the Group and higher maintenance costs during 2002.

  Aluminum Conversion

  Aluminum Conversion Earnings from Operations totaled € 16 million in 2002, compared with € 23 million in 2001. This result at first obscures otherwise good performances in European activities, which at € 70 million succeeded in maintaining earnings from operations at the level of 2001. This demonstrates a certain resistance to the economic slump, a rapid adaptation of production capacity to weak demand and good performancesin terms of cost reductions. At the same time, the Ravenswood plant in West Virginia reported a loss of € 54 million in 2002, compared with € 47 million in 2001.

  European activities of the Aerospace, Transport, Industry division were principally affected by the aerospace crisis, with a significant decrease in shipments of heavy plate and hard alloy extrusions in this market. Nevertheless, the stability of sales margins and satisfactory performance in terms of costs made it possible to limit the impact of this situation. After a period of major inventory depletion, there seemed to be a slight upswing in shipments at the end of the year in the aerospace market, reflected in a significant increase in orders for technical rolled products in the fourth quarter of 2002.

  In the United States, despite the rise in sales volume for standard rolled products, the Ravenswood plant was confronted with a significant erosion of its product mix, linked to slow sales to the aerospace industry. The persistence of losses in this business led the Group to launch a dynamic recovery plan, including a 17% cut in the workforce and a complete overhaul of the facility’s marketing and sales policy, focusing sales on profitable customers and segments. Finally, the business was six months early in negotiating a two-year renewal of the labor agreement at the plant, on more favorable terms.

  The Cans, Automotive, Standard Rolled Products division reported strong growth in sales volume, good industrial and technical performances at the Neuf Brisach plant and a marked reduction in the division’s production and operating costs, which generated a major increase in operating results in 2002 compared with 2001. In addition, the environment remains favorable in most of the division’s markets: automotive, heat exchangers and can stock.

  In 2002, the Foil and Strip / Specialties division benefited from the full contribution of Eurofoil’s plants, acquired in 2001. In addition, the integration of these facilities into the division made it possible to generate major industrial and commercial synergies with the Rugles plant, which reported considerable improvement in operating performance in 2002, particularly in terms of production volume and costs.

  Lastly, in the Extrusions, Casting Alloys, Automotive division, Extrusions suffered in both Germany and France from the persistent unfavorable economic environment, with a marked decline in sales volume. As for Casting Alloys, in addition to the decrease in shipments, business was penalized in recycling by the sharp rise in aluminum waste.

  Aluminum Conversion’s Earnings from Operations as a percentage of Net Sales decreased to 0.6% in 2002, compared with 0.9% in 2001. The decrease was mainly due to lower shipments of heavy plate and hard alloy extrusions in the aerospace market.

»Operating and Financial Review and Prospects	Item 5

  Packaging

  Earnings from Operations in Packaging decreased slightly from € 136 million in 2001 to € 129 million in 2002.

  The decline reflected good resistance to the low sales volume recorded in most of the markets in this sector. The impact of this difficult environment exerted on earnings from operations was largely offset by the decrease in raw materials costs and cost reductions secured through the Pechiney Continuous Improvement System.

  In flexible packaging, results continued to improve and benefited, in particular, from the successful integration of Soplaril. This activity more than offset the decrease in sales volume and selling prices by reducing production costs and raw materials costs, the latter decrease linked to lower resin prices and procurement synergies generated by the integration of Soplaril. In addition, earnings from operations in 2002 included the impact of the change in the scope of consolidation linked to the full year contribution of Soplaril, consolidated as of August 2001.

  Whether the result of inventory depletion or of the significant downturn in the luxury packaging market, the sharp decline in sales volume and selling prices in the beauty and cosmetics markets was not offset by the nevertheless marked improvement in production costs.

  The general decrease in sales volume, related to particularly unfavorable market conditions, did not allow the sector to increase its operating results. Nevertheless, the difficult economic environment was accompanied by good performances in terms of production costs linked to the implementation of the Pechiney Continuous Improvement System in the sector.

  Packaging’s Earnings from Operations as a percentage of Net Sales was stable at 5.5% in 2002, compared with 5.6% in 2001.

  Ferroalloys and Other Activities

  Earnings from Operations in Ferroalloys and Other Activities rose from € 0 million in 2001 to € 3 million in 2002.

  The increase in operating results in 2002 was mainly linked to the deconsolidation of the facilities transferred to the SKW joint venture and the shutdown of the Marignac plant in France, activities which reported a loss in

  2001, and to good performance in terms of costs. Nevertheless, the significant decrease in selling prices for silicon continued to weigh on the division’s results.

  Ferroalloys and Other Activities’ Earnings from Operations as a percentage of Net Sales increased to 1% in 2002, compared with 0% in 2001. This evolution reflects the increase in operating results.

  International Trade

  International Trade reported strong growth in Earnings from Operations to € 73 million in 2002 from € 55 million in 2001.

  The increase reflected:

    a significant rise in sales volume in trading of copper and aluminum, in particular in Europe, and of concentrate, linked to the integration of the contracts acquired from Euromin in February 2002;
    to a lesser degree, the consolidation of Pechiney Far East as of January 1, 2002.

  Earnings from Operations of brokerage and trading activities are impacted primarily by the volume of sales and purchases in the various metals brokered and traded by the Group, which is affected by several market conditions, and by the level of quotations of such metals on the LME. Broadly speaking, improved demand in the market tends to cause International Trade’s volume to increase, while spreads and commissions tend to increase as prices increase. The Earnings from Operations of agency business generally result from commissions calculated as a percentage of the principal’s sales. Consequently, such Earnings from Operations are also impacted primarily by the price and volume in the market generally.

  »Operating and Financial Review and Prospects

  Other Statement of Income Items

  Income from Operations

Income from Operations takes into account Earnings from Operations, Goodwill Amortization, Restructuring Expense and Long-lived Assets	Writedown, and Other Income (Expense). The following table presents these items for the years ended December 31, 2002 and 2001.

Year Ended December 31 (millions of euros)	2002	2001

Earnings from Operations	407	549
Restructuring Expense and Long-lived Assets Writedown	(145)	(75)
Other Income (Expense)	(98)	12

Income from Operations	164	486

  The € 322 million decrease in Income from Operations was the result of the € 142 million decline in Earnings from Operations, and of the trend in other income items discussed below.

  Restructuring Expense and Long-lived Assets Writedown totaled € 145 million, compared with € 75 million in 2001. The € 70 million increase was mainly due to restructuring expense and long-lived asset writedown (calculated in accordance with the new US GAAP SFAS 144) for certain activities in the Packaging sector, in particular the activities of Techpack International in Europe and the United States and the activities of Cebal in Asia, and of certain activities in the Aluminum Conversion sector, especially in the United States, which were higher than the expenses recorded in 2001, and which mainly concerned the shutdown of primary magnesium production (Ferroalloys and Other Activities).

  Other Income (Expense) fell from net income of € 12 million in 2001 to a net expense of € 98 million in 2002. This negative change of € 110 million was mainly the result of the depreciation of securities and receivables of entities linked to the brokerage business sold in 2000, in large measure owing to the settlement of a legal dispute related to this activity, and due to the taking out of an insurance policy to cover the environmental remediation costs linked to the past operation of a mine in the United States. This negative change was reduced by income from the positive settlement of a legal dispute concerning violation of a patent registered by the Group. The net income reported in 2001 came from the reversal of provisions following the definitive settlement of the Viskase litigation.

  Income before Income Taxes

Income before Income Taxes totaled € 115 million in 2002, compared with € 418 million in 2001. The decrease of € 303 million mainly reflected the € 322 million decline in Income from Operations.

  Net financial expense totaled € 49 million in 2002, compared with € 68 million in 2001. This trend was due to the reduction in the average cost of the Group’s financing (3.8% in 2002, compared with 5.7% in 2001), linked to the decline in interest rates on euro- and U.S. dollar-denominated debt between 2001 and 2002.

»Operating and Financial Review and Prospects	Item 5

  Income from Consolidated Companies

  Income from Consolidated Companies totaled € 76 million in 2002, compared with € 288 million in 2001. This € 212 million decrease was due to the € 303 million decline in Income before Income Taxes, offset in the amount of € 91 million by the change in Income Tax, which went from a tax expense of € 130 million in 2001 to a tax expense of € 39 million in 2002.

The change in Income Tax was primarily the result of the decrease in Income before Income Taxes in 2002.

  Net Income excluding Goodwill Amortization

  In 2002, Net Income excluding Goodwill Amortization totaled € 79 million, compared with € 284 million in 2001. This € 205 million decrease was due to the € 212 million decline in Income from Consolidated Companies and to the € 21 million decline in the Net Earnings of Equity Affiliates, offset in the amount of € 28 million by the reduction of minority interests in consolidated net income.

  The Group’s share of the Net Earnings of Equity Affiliates decreased by € 21 million, from € 24 million in 2001 to € 3 million in 2002. This change was mainly due to the impact of the drop in the price of aluminum on the income of aluminum-producing companies.

  Minority interests in consolidated net income totaled € 0 million in 2002, compared with € 28 million in 2001; this trend was mainly due to the results of Cebal Asia.

  Net Income (Loss)

  In 2002, the Group reported a Net Loss of € 50 million, compared with Net Income of € 233 million in 2001. The € 283 million decrease was due to the € 205 million decline in Net Income excluding Goodwill Amortization and to the € 78 million increase in goodwill amortization.

  Recurring goodwill amortization increased by € 2 million, from € 29 million in 2001 to € 31  million in 2002. Extraordinary goodwill amortization increased by € 76 million, from € 22 million in 2001 to € 98 million in 2002. This change was mainly due to the extraordinary amortization of a part of the goodwill of the activities of Techpack International (Packaging sector) and of all of the goodwill of the American activities of the Aluminum Conversion sector (calculated in accordance with the new US GAAP SFAS 142).

  »Operating and Financial Review and Prospects

  Year Ended December 31, 2001, Compared with Year Ended December 31, 2000

  Net Sales

Contributions to the Group’s Net Sales by segment after elimination of intragroup sales for the years ended December 31, 2001 and 2000, and the percentage change between the periods were as follows.

Year Ended December 31 (millions of euros)	2001	2000	Percentage Change

Primary Aluminum	1,851	2,039	-9.2%
Aluminum Conversion	2,676	2,600	2.9%
Packaging	2,418	2,085	16.0%
Ferroalloys and Other	358	377	-5.0%

Net Sales from Industrial Activities	7,303	7,101	2.8%
International Trade	3,751	3,578	4.8%

Total Net Sales	11,054	10,679	3.5%

The Group’s consolidated Net Sales increased by 3.5% to € 11,054 million in 2001, compared with € 10,679 million in 2000. This growth was mainly	linked to the consolidation in 2001 of the companies acquired in 2000 and 2001.

  Aluminum

  Primary Aluminum

  In 2001, Primary Aluminum reported Net Sales of € 1,851 million, representing a decrease of 9.2% from 2000 (€ 2,039 million).

  This trend reflected three main factors:

    a decrease in the price of aluminum on the LME and a decline in geographic and form premiums;
    lower technology sales due to the termination of the Alma and Mozal contracts;

    the transfer of the alumina trading activity from the Primary Aluminum sector to International Trade.
These negative elements were only partly offset by a rise in the average parity of the U.S. dollar negotiated by Primary Aluminum from one period to the next (+7.4%) and by an increase in the volume of aluminum metal and alumina sold by the segment.

»Operating and Financial Review and Prospects	Item 5

  Aluminum Conversion

  Net Sales from Aluminum Conversion activities totaled € 2,676 million in 2001, compared with € 2,600 million in 2000. In 2001, this figure included the contribution of the companies consolidated during the year, Workington and Eurofoil. Conversely, Société Métallurgique de Gerzat, which had been consolidated in 2000, was sold in May 2001.

  The contributions of the different divisions to Net Sales from Aluminum Conversion activities for the years ended December 31, 2001 and 2000, and the percentage change between the periods were as follows.

Year Ended December 31 (millions of euros)	2001	2000	Percentage Change

Aerospace, Transport, Industry	1,013	(*)1,186	-14.6%
Cans, Automotive, Standard Rolled products	734	685	7.2%
Foil and Strip / Specialties	354	(*)158	124.1%
Extrusions, Casting Alloys, Automotive	575	571	0.7%
Transformation	2,676	2,600	2.9%

  (*) Figures not restated subsequent to the transfer, as of 2002, of the Mercus, Froges and Goncelin plants from the Aerospace, Transport, Industry division to the Foil and Strip / Specialties division.

  Net Sales of the Aerospace, Transport, Industry division decreased by 14.6% to € 1,013 million in 2001, compared with € 1,186 million in 2000. In Europe, a favorable environment in the aerospace market, the maintenance of a good level of selling margins and the consolidation of Workington’s sales generated significant growth in Net Sales, in spite of a sharp drop in sales volume (excluding aerospace). Conversely, in the United States, Net Sales were down owing to a substantial decline in sales of standard rolled products and to the impact on the aerospace market of the events of September 11, which occurred more rapidly than in Europe, where the first effects of the tragedy on the aerospace market were felt at the end of the year with a significant decrease in orders.

  Net Sales of the Cans, Automotive, Standard Rolled Products division rose 7.2% in 2001, reflecting:

    an increase in selling prices as a result, in particular, of passing through to customers the rise in the price of aluminum expressed in euros (the appreciation of the parity of the U.S. dollar more than offset the fall in the price of aluminum);

    improvements in the product mix due to the progressive discontinuing of standard rolled products activities to the benefit of cans, a market in which demand remains strong, and the automotive segment.

  Net Sales of the Foil and Strip / Specialties division increased by € 196 million mainly as a result of the acquisition of Eurofoil and improved manufacturing performances at certain facilities like Rugles and Annecy in France, which in 2000 had to deal with technical problems.

  Net Sales of the Extrusions, Casting Alloys, Automotive division totaled € 575 million in 2001, almost stable compared with 2000. The division was confronted by a drop in sales volume, particularly in Germany, in a difficult market environment. Only in the French construction market was sales volume relatively stable. In the casting alloys market, sales volume was down slightly from one year to the next. The decline in sales volume was offset by higher selling prices due, in part, to success in passing through to customers the rise in the price of aluminum expressed in euros.

  » Operating and Financial Review and Prospects

  Packaging

  Net sales of Packaging totaled € 2,418 million in 2001, compared with € 2,085 million in 2000, representing an increase of 16.0%.

  In 2001, Net Sales included the sales, on a full year basis, of the companies acquired in 2000 (JPS Packaging, Anchor Cosmetics and Metalpack), as well as the partial contributions of the companies consolidated in 2001 (Soplaril, Molplastic, Capalux, etc.).

The respective contributions of the activities of Food, Healthcare and Beauty for the years ended December 31, 2001 and 2000, and the percentage changes between periods were as follows.

Year Ended December 31 (millions of euros)	2001	2000	Percentage Change

Flexible Packaging Europe	260	173	50.3%
Flexible Packaging North America	786	668	17.7%
Bottles	191	180	6.1%
Cebal Tubes Europe(*)	271	282	-3.9%
Cebal Aerosols	108	93	16.1%
Cebal Tubes Americas	251	205	22.4%
Techpack International	460	405	13.6%
Caps	91	79	15.2%
Packaging	2,418	2,085	16.0%

  (*) Net Sales of the Cebal China division are included in those of Cebal Tubes Europe.

  Net sales of Plastic Packaging rose to € 1,237 million in 2001 from € 1,021 million in 2000. This rise mainly reflected the contribution of the activities acquired at the end of 2000 and in 2001 (primarily JPS Packaging and Soplaril). The increase in Net Sales was also linked, to a lesser degree, to the appreciation of the parity of the U.S. dollar from one year to the next.

  Cebal reported an increase of 8.6% in Net Sales (€ 630 million in 2001, compared with € 580 million in 2000). Net Sales in 2001 included the contribution of the activities acquired at the end of 2000 and in 2001 (primarily Metalpack).

  Excluding this impact, the rise in sales was due to higher sales volume, reflecting very contrasting trends. Cebal Americas and Cebal Aerosols Europe reported strong growth during the year, while Cebal Tubes Europe was affected by a decline in sales volume linked to the end of a laminated tube contract with a major customer and by sluggish demand. Cebal also benefited, to a lesser degree, from higher selling prices in Europe, subsequent to the introduction a new marketing strategy at the end of 2000 as well as from the impact of a favorable U.S. dollar exchange rate.

  Techpack International reported Net Sales of € 460 million in 2001, compared with € 405 million in 2000.

  The rise mainly reflected the consolidation in 2001 of the sales of companies recently acquired (in particular, Anchor Cosmetics and Molplastic). The business also benefited from higher sales, especially in the markets for accessories and promotional samples, perfume and makeup.

  Net sales from Caps & Overcaps Activities totaled € 91 million in 2001, compared with € 79 million in 2000. The increase was the result, on the one hand, of the acquisition of Capalux, and on the other, of increased sales volume reflecting growth in the capping and overcapping segments, particularly in export markets. The consolidation of Capalux thus allowed the division to enter the North American market and expand its customer portfolio.

»Operating and Financial Review and Prospects	Item 5

  Ferroalloys and Other Activities

  Net sales from Ferroalloys and Other Activities totaled € 358 million in 2001, compared with € 377 million in 2000.

  The decrease mainly reflected lower sales volume in several markets, particularly in steel, silicon and especially magnesium, which was the result of the shutdown of the Marignac plant in May 2001.

Conversely, selling prices remained stable, as opposed to the trend reported in 2000, in particular in the metallurgical silicon and calcium carbide markets.

  International Trade

  In 2001, Net Sales from International Trade activities totaled € 3,751 million, compared with € 3,578 million in 2000, representing an increase of 4.8%. The increase was related to the appreciation of the U.S. dollar and to increased operating volume, particularly in alumina and aluminum trading activities, where an increase in volume more than offset a decline in prices.

  Earnings from Operations

  Earnings from Operations take into account Net Sales, Other Operating Revenues, Cost of Goods Sold (excluding depreciation), Selling, General and Administrative Expense, Research and Development Expense and Depreciation and Amortization. Earnings from Operations do not take into account Goodwill Amortization, Long-lived Assets Writedown, Restructuring Expense and Other Income (Expense); such items are, under U.S. GAAP, considered to be operating income/expenses. The Earnings from Operations measure has been used by the Group for many years in its public reporting and is closely monitored by financial analysts in France. The Group believes that the exclusion of Goodwill Amortization, Long-lived Assets Writedown, Restructuring Expense and Other Income (Expense) results in a measure that reasonably reflects recurring operating results and facilitates comparison with the Group’s competitors.

  Contributions to the Group’s Earnings from Operations by segment after elimination of intragroup transactions for the years ended December 31, 2001 and 2000, and the percentage change between the periods were as follows.

Year Ended December 31 (millions of euros)	2001	2000	Percentage Change

Primary Aluminium	423	509	-16.9%
Aluminium Conversion	23	78	-70.5%
Packaging	136	100	36.0%
Ferroalloys and Other	0	0	-
International Trade	55	64	-14.1%
Holdings	(88)	(93)	-5.4%

Total	549	658	-16.6%

  » Operating and Financial Review and Prospects

  In 2001, the Group’s Earnings from Operations totaled € 549 million, compared with € 658 million in 2000, representing a decrease of € 109 million. A decrease in sales volume, which mainly affected primary aluminum and aluminum conversion activities, higher raw materials and energy costs and a rise in the average price of aluminum and the level of geographic and form premiums had a negative effect on the Group’s results.

  Nevertheless, good industrial performances in the packaging sector, with increased sales volume, a positive foreign exchange impact linked to the appreciation of the U.S. dollar from one period to the next, and the contribution of the acquisitions made at the end of 2000 and in 2001 helped limit the consequences of what proved to be a particularly difficult economic environment in 2001.

  Pechiney does not report Other Operating Revenues, Cost of Goods Sold (excluding depreciation), Selling, General and Administrative Expense,

  Research and Development Expense or Depreciation and Amortization (excluding Goodwill Amortization) by segment. For the Group as a whole, Other Operating Revenues increased by 1.4% to income of € 150 million in 2001, compared with € 148 million in 2000; Cost of Goods Sold (excluding depreciation) increased by 4.3% to an expense of € 9,615 million in 2001, compared with an expense of € 9,217 million in 2000; Selling, General and Administrative Expense increased to € 615 million in 2001, compared with € 559 million in 2000; Research and Development Expense increased by 7.8% to an expense of € 97 million in 2001, compared with an expense of € 90 million in 2000; and Depreciation and Amortization (excluding Goodwill Amortization) increased by 8.3% to an expense of € 328 million in 2001, compared with an expense of € 303 million in 2000 (see "the Consolidated Statement of Income").

  Aluminum

  Primary Aluminum

  Primary Aluminum Earnings from Operations decreased by € 86 million to € 423 million in 2001, compared with € 509 million in 2000.

  This decline reflected:

    a drop in sales volume linked to production difficulties in the first half of the year at certain smelters and to a decrease in technology sales due to the termination of the Alma and Mozal contracts;
    a rise in the price of raw materials and energy, which mainly affected alumina production activities (bauxite, gas, heating oil and soda ash);
    a temporary rise in costs (linked to the launch of certain projects, in particular AP50);

    a decrease in the price of aluminum and in geographic and form premiums.

  These elements were partly offset by:

    a rise in the average parity of the U.S. dollar from one period to the next;
    the consolidation of the additional 15.5% equity interest in Tomago acquired in October 2001.

  Aluminum Conversion

  Aluminum Conversion’s Earnings from Operations decreased by € 55  million to € 23 million, from € 78 million in 2000.

  European activities of the Aerospace, Transport, Industry division benefited from a favorable environment in Europe during most of the year, particularly in the aerospace segment, a market in which sales volume and margins were maintained at a good level. Nevertheless, there was a decrease in orders at the end of the year in this market, the first effect of a downturn in the aerospace cycle accelerated by the events of September 11. In the United States, on the other hand, business was characterized, in spite of favorable conditions in the aerospace segment, by a very difficult market environment in standard rolled products and by production problems at Ravenswood linked to the industrial restructuring of this plant in the first nine months of the year. In addition, exceptional cost overruns partly related to the economic environment (provisions for non-performing loans, etc.) weighed on the results of the division’s American activities.

  In the Foil and Strip / Specialties division, sales volume declined owing to a drop in demand in the market for refined products (high-purity aluminum) and to lower sales of technology (Jumbo 3CM continuous casting) than in 2000, which benefited from the Norandal contract.

  Conversely, the Cans, Automotive, Standard Rolled Products division succeeded, under difficult market conditions, in maintaining the level of sales, in particular owing to the fact that it withdrew from the standard rolled products market and concentrated on automotive applications and can stock. This improved product mix also enabled the division to increase its margins compared with 2000. Nevertheless, non-recurring charges in 2001 did not allow the division to maintain the good level of results reported in 2000.

»Operating and Financial Review and Prospects	Item 5

  Lastly, the Extrusions, Casting Alloys, Automotive division suffered in both Germany and France from the economic downturn which occurred in the second half of the year, in the market for extrusions (construction and industry) and cast products. In addition, sales volume and costs were affected in France by technical problems at two manufacturing facilities. These negative elements were partly offset by maintaining margins at a good level, in particular for cast products.

  Aluminum Conversion’s Earnings from Operations as a percentage of Net Sales decreased to 0.9% in 2001, compared with 3% in 2000. The decrease was due to difficult market conditions related to the deterioration of the economic environment and by production problems at Ravenswood linked to the industrial restructuring of this plant in the first nine months of the year.

  Packaging

  Earnings from Operations in Packaging increased by € 36 million to € 136 million in 2001 from € 100 million in 2000.

  The sector benefited from increased sales volume, particularly in the following markets:

    flexible packaging for food products in the United States, where demand remained strong throughout the year;
    the healthcare and beauty sector in North America (Tubes Americas division) with a significant improvement in the product mix and gains in market share (a result of marketing strategy and the launch of new products);
    aerosol cans in Europe, with sustained strong demand in a market characterized by under-capacity and the development of specialty products by the division;
    packaging for the perfume and makeup markets, which benefited in 2001 from a considerable increase in demand.

  The rise in Earnings from Operations in this sector was also linked to the good manufacturing performance of Plastic Packaging and certain of Cebal’s activities. Continuous Improvement workshops led to a notable improvement in industrial efficiency throughout the year in the United

  States and are beginning to have an impact in Europe. Conversely, Techpack International had to deal with technical and productivity problems linked to the overloading of certain lines and to the launch of many new products.

  Higher raw materials costs (resins and film) observed at the start of the year, partly offset by an increase in prices negotiated at the end of the first half of the year, nevertheless weighed on the sector’s results. In certain activities, strong competitive pressure obliged the divisions to make concessions to major customers. The trend in raw materials costs was, however, favorable in the second half of the year. Finally, there was also a rise in structure costs, particularly in North America, linked to the launch of e-business projects.

  Packaging’s Earnings from Operations as a percentage of Net Sales increased to 5.6% in 2001, compared with 4.8% in 2000. The increase was mainly due to the good manufacturing performance of Plastic Packaging and certain of Cebal’s activities.

  Ferroalloys and Other Activities

  Earnings from Operations in Ferroalloys and Other Activities were stable in comparison with 2000.

  This business was affected by a very sharp drop in sales volume, particularly in steel and magnesium (linked to the shutdown of the

  Marignac plant), and a significant increase in the price of raw materials and energy. Conversely, it benefited from a significant improvement in production costs and the positive impact of the appreciation of the U.S. dollar and the South African rand.

  » Operating and Financial Review and Prospects

  International Trade

  International Trade reported a decrease in Earnings from Operations to € 55 million in 2001 from € 64 million in 2000.

  The division’s volume of business, which reflects fluctuations in the economic environment, mainly recorded a significant drop in sales volume,

  particularly in trading and distribution. These activities were penalized throughout the year by the weak demand reported in the United States and by the slowdown observed in Europe in the second half of the year. This decrease in the volume of business was, however, partially offset by a major reduction in structure costs and good performance in alumina trading.

  Holdings

  The change in Earnings from Operations of the holdings mainly reflected drastic cost reductions introduced as of the summer of 2001 to respond to the erosion of the European economic environment, particularly in the aluminum market, as well as the first results of Continuous Improvement initiatives at the holdings.

»Operating and Financial Review and Prospects	Item 5

  Other Statement of Income Items

   Income from Operations

Income from Operations takes into account Earnings from Operations, Goodwill Amortization, Restructuring Expense and Long-lived Assets	Writedown, and Other Income (Expense). The following table presents these items for the years ended December 31, 2001 and 2000.

Year Ended December 31 (millions of euros)	2001	2000

Earnings from Operations	549	658
Restructuring Expense and Long- lived Assets Writedown	(75)	(29)
Other Income (Expense)	12	(11)
Income from Operations	486	618

  The € 132 million decrease in Income from Operations was the result of the decline in Earnings from Operations, in the amount of € 109 million, and of the trend in other income items commented below.

  Restructuring Expense and Long-lived Assets Writedown increased by € 46 million. This change was mainly due to the writedown of a part of the goodwill on the TPI Group and to restructuring expense and long-lived assets writedown linked to the shutdown of primary magnesium production at the Marignac plant in France (Ferroalloys and Other Activities) and the closing of the Cleveland, Ohio, facility (Packaging), the amounts of which were greater than the charges of the same nature recorded in 2000, which mainly concerned the restructuring of the brokerage activity of the subsidiary Brandeis Brokers Limited and a Cebal UK plant.

  Other Income (Expense) went from a net expense of € 11 million in 2000 to net income of € 12 million in 2001. This positive change of € 23 million was mainly the result of a reversal of provisions in the amount of € 48 million following the definitive settlement of the Viskase litigation.

  Income before Income Taxes

Income before Income Taxes totaled € 418 million in 2001, compared with € 550 million in 2000. The decrease of € 132 million reflected the € 132 million decline in Income from Operations.

  Net financial expense totaled € 68 million in both 2001 and 2000. The reduction in the average cost of the Group’s financing (5.7% in 2001, compared with 6.5% in 2000) linked to the decline in interest rates on euro and U.S. dollar-denominated debt offset the rise in the Group’s average indebtedness between 2000 and 2001.

  Income from Consolidated Companies

  Income from Consolidated Companies totaled € 288 million in 2001, compared with € 378 million in 2000. This € 90 million decrease was due to the € 132 million decline in Income before Income Taxes, offset in the amount of € 42 million by the change in Income Tax, which went from a tax expense of € 172 million in 2000 to a tax expense of € 130 million in 2001.

The change in Income Tax was primarily the result of the decrease in Income before Income Taxes in 2001, the impact of which was partly offset by a slight increase in the average tax rate.

  » Operating and Financial Review and Prospects

  Goodwill Amortization

Goodwill Amortization increased by € 31 million, owing to: an exceptional amortization of goodwill at Techpack International; the goodwill recorded in 2001 on recent acquisitions (mainly Techpack	America Cosmetic Packaging L.P., the Soplaril Group, the companies Eurofoil S.A. and Eurofoil Belgium S.A., and the additional 15.5% equity interest acquired in Tomago Aluminium Company Pty Ltd).

  Net Income

  Net Income in 2001 totaled € 233 million, compared with € 314 million in 2000.

  The Group’s share of the net earnings of equity affiliates increased by € 37 million from an expense of € 13 million in 2000 to income of € 24 million in 2001. This trend mainly reflected the recognition in 2000 of a loss of € 46 million corresponding to the Group’s share in the non-recurring amortization of goodwill on ANC.

  At € 28 million, minority interests in consolidated results remained stable.

  For information as to the impact of foreign currency fluctuations and the extent to which impacted investments are hedged, see section on "Derivative Instruments - Currency Fluctuations".

»Operating and Financial Review and Prospects	Item 5

  Liquidity and Capital Resources

  In 2002, the Group’s principal source of liquidity was cash provided by operating activities.

  The funds obtained were used primarily to fund capital expenditures and financial investments, payment of pensions and other employee benefits. The Group believes that currently available sources of liquidity will provide sufficient financial resources for the Group’s ongoing operations for the near term.

The Group’s cash flow from operating activities, investing activities and financing activities for each of the years in the three-year period ended December 31, 2002, were as follows.

(millions of euros)	2002	2001	2000

Net cash provided by operating activities	629	577	398

- Investments	(580)	(947)	(546)
- Divestitures	43	30	496
Net cash used in investing activities	92	(917)	(50)

  Cash Flows from Operating Activities

  Net cash provided by operating activities increased by € 52 million in 2002 to € 629 million, compared with € 577 million in 2001 and € 398 million in 2000.

  The increase in net cash provided by operating activities in 2002 compared with 2001 was mainly due to a € 144 million improvement in the change in working capital requirements, for € 85 million in trade payables and to a lesser extent in trade receivables and inventories.

  The increase in net cash provided by operating activities in 2001 compared with 2000 was mainly due to the following factors:

    a decline in cash from operations, which decreased by € 30 million to € 750 million in 2001 from € 780 million in 2000, reflecting the trend in the Group’s operating results;
    change in working capital requirements, which improved by € 234 millions in 2001 versus 2000;
    expenditures related to restructuring, pensions and the environment, which increased by € 25 million to € 197 million in 2001, compared with €  172 million in 2000.

  »Operating and Financial Review and Prospects

  Cash Flows from Investing Activities

  Capital expenditures for acquisitions of property, plant and equipment totaled € 479 million in 2002, compared with € 389 million in 2001 and € 287 million in 2000.

  Capital expenditures in Aluminum totaled € 263 million in 2002, compared with € 188 million in 2001 and € 150 million in 2000. Capital expenditures in Packaging totaled € 196 million in 2002, compared with € 177 million in 2001 and € 106 million in 2000. For the Group’s other activities and Holdings, capital expenditures represented € 20 million in 2002, compared with € 24 million in 2001 and € 31 million in 2000.

  These expenditures principally related to the modernization of existing facilities, in particular:

    in Primary Aluminum, the increase in the capacity of existing smelters and replacement of industrial equipment;
    in Aluminum Conversion, further expenditures related to the launch of a modernization plan for industrial facilities, especially at the Ravenswood plant in the United States (€ 43 million);
    in Packaging, the modernization of production facilities, especially in Plastic Packaging.

  Financial and other long-term investments totaled € 101 million in 2002, compared with € 558 million in 2001 and € 259 million in 2000.

  The 2002 amount concerned:

    the acquisition of equity interests in the amount of € 42 million with the acquisition of Phœnix, Envaril and APS, in the packaging sector, as well as the buyout of minority interests in Danaflex;
    an increase in fixed assets in the amount of € 38 million, € 17 million of which was linked to the acquisition of computer licenses.

  In 2001, financial investments concerned the acquisition, in the packaging sector, of Soplaril and, in the aluminum sector, of Eurofoil in Belgium and Luxembourg and of AMP’s equity interest in Tomago in Australia. The 2000 amount concerned investments in the packaging sector, i.e. the acquisition of JPS Packaging and Anchor Cosmetics, both in the United States, Metalpack in Brazil and Capalux in Canada.

  In 2002, proceeds from divestitures totaled € 43 million, € 25 million of which was proceeds from the sales of equity interests and fixed assets and € 18 million received from the repayments of long-term loans within the framework of the Group’s contribution to the financing of working capital requirements at Aluminium Dunkerque. In 2001, proceeds from divestitures totaled € 30 million and were mainly composed of proceeds from the sale of Gerzat shares. In 2000, proceeds from divestitures totaled € 496 million and mainly included proceeds from the sale of the residual interest held by Pechiney in the ANC Group, Inc.

  Indebtedness

  As of December 31, 2002, Pechiney’s long-term indebtedness (excluding the current portion) totaled € 1,465 million, compared with € 971 million as of December 31, 2001, and € 734 million as of December 31, 2000. The increase in the long-term portion of the Group’s indebtedness was due to the issue of "Océanes" convertible bonds in May 2002 for a total of € 595 million(1), which enabled the Group to refinance its short-term debt.

  The maturities of the Group’s long-term debt range from 2003 to 2013. Debt, before currency hedges, is denominated in euros (82%) and in U.S. dollars (17%) (see "Note 15 to the Consolidated Financial Statements").

  As of December 31, 2002, the Group’s bank overdrafts totaled € 390 million (€ 912 million as of December 31, 2001, and € 592 million as of December 31, 2000) and the current portion of long-term debt totaled an additional € 39 million (€ 37 million as of December 31, 2001, and € 31 million as of December 31, 2000). As of December 31, 2002, the Group had a total of € 436 million in cash and marketable securities (€ 434 million as of December 31, 2001, and € 461 million as of December 31, 2000) and € 821 million in non-utilized committed medium-term and long-term lines of credit (€ 967 million as of December 31, 2001, and € 860 million as of December 31, 2000). These short-term investments and non-utilized committed lines of credit covered 293% of Pechiney’s total short-term financial debt (bank overdrafts, short-term borrowings and current portion of long-term debt) in 2002, 148% in 2001 and 208% in 2000.

  The Group’s net financial debt totaled € 1,437 million as of December 31, 2002, compared with € 1,484 million as of December 31, 2001, and € 869 million as of December 31, 2000.

  The decrease in 2002 principally reflected the following factor:

  • In 2002, the Group generated excess net cash (before changes in indebtedness) of € 92 million, representing the sum of € 629 million in net cash provided by operating activities minus € 537 million in net cash used in investing activities, to which should be added the impact on the debt of foreign currency variations in the amount of € 134 million (mainly linked to the U.S. dollar), the impact of the capital increase reserved for employees in the amount of € 36 million, minus the impact of cash dividends paid (€ 122 million) and the cost of the acquisition of the Company’s own shares (€ 40 million).

  1 - Excluding amortization premium of € 9 millions.

»Operating and Financial Review and Prospects	Item 5

  The increase in 2001 principally reflected the following factor:

    In 2001, the Group generated a need for net cash (before changes in indebtedness) of € 533 million, representing € 577 million in net cash provided by operating activities minus € 917 million in net cash used in investing activities, € 134 million in cash dividends paid and € 59 million in share buyback and other changes in capital.

  The decrease in 2000 principally reflected the following factor:

    In 2000, the Group generated excess net cash (before changes in indebtedness) of € 227 million, representing the sum of € 398 million in net cash provided by operating activities and € 50 million in net cash used in investing activities, minus € 72 million in cash dividends paid.

  With total shareholders’ equity and minority interests of € 3,163 million, € 3,564 million and € 3,442 million (French GAAP) at the end of 2002, 2001 and 2000, respectively (€ 3,061 million, € 3,406 million and € 3,344 million respectively in U.S. GAAP), the Group’s net financial debt to equity and minority interests ratio was 0.45, 0.42 and 0.25 (French GAAP) at the end of 2002, 2001 and 2000, respectively (0.47, 0.43 and 0.26 respectively in U.S. GAAP).

  The main currencies, in which cash and cash equivalents are held by Pechiney, are the euro and the U.S. dollar.

  Contingencies

  The Group’s contingent liabilities include sales to financial institutions of selected receivables with limited recourse, pension and retirement indemnity liabilities, obligations for post-retirement benefits other than pensions, variable interest rate loans, guarantees, unresolved litigation liabilities and environmental expenses (see "Notes 11, 14, 15 and 20 to the Consolidated Financial Statements").

  Option on an affiliate

  Aluminium Dunkerque

  In June 1990, the Group entered into an agreement pursuant to which the shareholders of Aluminium Dunkerque other than the Group (representing in the aggregate 65% of its capital) were granted an option to sell their shares of Aluminium Dunkerque. This put option will become exercisable in part beginning on September 1 following the date at which 80% of Aluminium Dunkerque’s project financing indebtedness is reimbursed, which, according to present estimates, should occur in 2003. The option will thereafter remain open for a period of five years. The options may be exercised each year in an amount up to 30% of the part of the share capital held by the other shareholders of Aluminium Dunkerque.

  In the event that this put option is exercised in full, the Group could become the majority shareholder of Aluminium Dunkerque as early as the first year of exercise. As a result, the Group would be required to consolidate Aluminium Dunkerque, including all of its project financing indebtedness then outstanding (which could represent up to 20% of the original amount, or approximately U.S.$135 million). The exercise price of the put option is the fair market value of the shares as determined each year during the exercise period by independent experts.

  Other Contingencies

  Aluminium Dunkerque

  The Group held an equity investment of € 99 million in Aluminium Dunkerque as of December 31, 2002, (€ 98 million as of December 31, 2001, and € 85 million as of December 31, 2000) which is recorded as Investment in Equity Affiliates in the Consolidated Balance Sheet. This amount corresponds to an initial total investment of € 91 million, subsequently increased by the Group’s participation in a capital increase in 1996 and decreased by an amount corresponding to the Group’s share of Aluminium Dunkerque’s accumulated losses since its inception.

  In addition, the Group has extended to Aluminium Dunkerque a long-term loan which as of December 31, 2002, totaled € 33 million, compared with € 50 million as of December 31, 2001. Moreover, Aluminium Dunkerque had extended short-term advances to the Group (recorded as "Short-Term Bank Loans" in the Consolidated Balance Sheet), the net amount of which, as of December 31, 2002, totaled € 19 million, compared with € 40 million as of December 31, 2001, and € 9 million as of December 31, 2000.

  »Operating and Financial Review and Prospects

  Finally, in June 1990, in the framework of the agreements relating to the creation of Aluminium Dunkerque, the Group committed itself to take off the facility’s total production and to finance a share of the plant’s working capital requirements.

As of December 31, 2002, Aluminium Dunkerque had statutory shareholders’ equity of € 205.5 million, compared with € 189.2 million as of December 31, 2001, and € 130 million as of December 31, 2000.

  Bauxilum Project

  In April 2001, Pechiney Aluminium SPV, a wholly-owned Group subsidiary, entered into a technical, commercial, financial and management support agreement ("Investment and Liquidation Agreement") with CVG Bauxilum ("Bauxilum"), a subsidiary of the Venezuelan state holding company Corporacion Venezolana de Guyana (see "Acquisitions"). The purpose of this agreement is to modernize Bauxilum’s bauxite and alumina production facility so as to increase in a lasting manner its annual alumina production from 1.7 million to 2 million metric tons and to ensure compliance of the installations in environmental matters. Within the framework of this agreement, the Group will provide equipment, technology, technical assistance and other services to Bauxilum for a total value of approximately U.S.$228 million which shall be financed, on the one hand by two loans of a maximum amount of U.S.$110 million granted by a banking syndicate to Aluminium Pechiney SPV, and for the remainder, by the Group. Reimbursements of the loan amounts shall be carried out through the sales of alumina which shall be taken off by the Group. In light of the project’s structure, the credit risk incurred by the Group should not exceed an estimated U.S.$120 million. Within the framework of this project, it is provided that the Group will deliver several guarantees, in particular as to performance and that it will subcontract, under its responsibility, a part of the project. This project also calls for a feasibility study of the expansion of the facility so as to allow the increase of annual alumina production from 2 million to 3 million metric tons. As of December 31, 2002, the conditions precedent to the closing of the transaction contemplated by the Investment and Liquidation Agreement were satisfied, and the amounts determined in the agreement have been made available to Aluminium Pechiney SPV. As of December 31, 2002, the expenses incurred by the Group within the framework of the Bauxilum project amounted to € 17 million, and drawdowns on the loans granted by the banking syndicate totaled € 14 million.

  General Information

  Trends and Prospects

  In the course of 2002, the global economic situation did not witness the expected recovery. In the United States, the economy remained hesitant. In spite of successive decreases in interest rates by the Federal Reserve, the prospect of a short-term economic recovery in the United States remains uncertain, according to most economists.

  The decrease in the value of the dollar with respect to the euro from 0.88 to 1.05 during the course of 2002 reinforced the stagnancy of the economic situation.

  In Europe, the economic situation is hardly more encouraging and a recovery has proven difficult. The following trends characterized the Group's principal markets.

    The demand for primary aluminum grew significantly in 2002, rising 6 % to 25.3 million metric tons, mainly owing to increased consumption in Asia (excluding Japan). Production rose even more, by 6.9 % to 26.1 million metric tons, a fact which explains the persistence of a surplus in the world aluminum market. This marked increase in the supply of aluminum can be attributed to the sharp rise in Chinese production, linked to the startup of new smelting capacity at a rapid rate. The increase in inventories resulting from this imbalance between supply and demand explains the decrease in the price of aluminum on the LME – the year's average stood at U.S.$ 1,356 per metric ton, down 6.1 % from 2001 and 12.9 % from 2000.

    In aluminum conversion, the European situation showed contrasting trends in the different markets served. As the level of consumption remained relatively high in spite of the lackluster economic environment, consumption-oriented markets remained profitable, contrary to those related to investment. European can and automotive markets therefore benefited from the increased penetration of aluminum compared with steel, while the foil and thin foil market profited from high sustained demand. In the United States, most aluminum conversion markets continued to be affected by the low level of industrial production. Nevertheless, the rise in shipments of standard rolled products in the middle of 2002, compared

»Operating and Financial Review and Prospects	Item 5

  with the particularly difficult situation in 2001, was most likely due to the combined effect of an upswing in demand and efforts to rebuild inventories by large aluminum consumers in North America.

  Finally, in Europe as well as in the United States, the low end of the aerospace cycle was compounded by the consequences on the air transport industry of the terrorist attacks of September 11, 2001,. Demand in this marked dropped significantly compared with 2001. Nevertheless, in Europe, shipments seemed to pick up at the end of the fourth quarter.

    Packaging markets suffered from persistent sluggish demand, due, first, to the difficult economic environment and the direct consequences of the terrorist attacks of September 11, 2001, and, second, to the impact of inventory depletion and changes in marketing strategy by major customers in this sector, who were confronted with the erosion of end-user markets and therefore focused on high value added products to the detriment of sales volume. The beauty and luxury market was particularly vulnerable in both the United States and Europe.

  The year 2003 has begun in an environment marked by major political and economic uncertainty which affects all of the Group’s activities, in particular the impact of the very unfavorable trend in the parity of the U.S. dollar and current market conditions. In Aluminum Conversion and Packaging, sales should, nevertheless, benefit from the end of the destocking phase observed in 2002, with pressure on prices which will remain strong in certain segments. In such an environment, the Group’s priority is to continue to achieve the benefits of the Pechiney Continuous Improvement System, in line with the objectives defined a year ago. These efforts will be complemented by the restructuring, and on some occasions the closing, of activities which are unable to demonstrate their viability. These measures, though often difficult, are necessary to allow the Group to preserve its competitive position and continue to grow.

  Volatility of World Aluminum Prices

  World aluminum prices as quoted on the London Metal Exchange (LME) are marked by high volatility. The evolution of the price of aluminum is strongly influenced by supply and demand conditions in the market, while the consumption of aluminum is strongly linked to the state of the economy. Aluminum is used for a multitude of activities throughout the world. Many of the end-user markets served by the Group, such as the construction and transport industries, are cyclical and are significantly affected by changes in general and local economic conditions. These include employment levels, interest rates, consumer confidence and housing demand. Changes in these conditions significantly affect the demand for aluminum. Over the years, the cyclical nature of the demand for aluminum has decreased with the increase in the importance of more stable industries, such as packaging.

  Aluminum producers are not able to adapt to short-term fluctuations in demand by stopping and starting aluminum production due to the nature of the production process and the heavy costs this would imply. On the other hand, aluminum can be easily stored. In the medium term, mismatches in supply and demand resulting from the startup of new production operations may also affect the market.

  Prices of aluminum as quoted on the LME may likewise be affected by participants in the aluminum trading markets anticipating the market impact of developments in the industry and the world economy and by speculative trading in the aluminum markets.

  Sensitivity of the Group’s Industrial Operations to Fluctuations in Aluminum Prices

  Primary Aluminum

  With respect to aluminum prices, the pricing of most commercial transactions is linked to the LME. Therefore, fluctuations in LME aluminum quotations directly impact Aluminum revenues and earnings.

  The Group estimates that, on a consolidated basis, its sales to third parties of primary aluminum and aluminum semi-finished products contributing directly to its Earnings from Operations are approximately 876,000 metric tons per year, excluding sales by affiliates accounted for under the equity method. Of this amount, a large majority is accounted for by sales of primary aluminum on which the Group is fully exposed to any change in the price of aluminum, except to the extent it is partly offset by certain costs, principally electricity, which are indexed on LME aluminum quotations. This slightly reduces the degree to which the Group’s operating results are directly exposed to LME fluctuations.

  Since 1995, the Group has implemented a policy to reduce its exposure to fluctuations in the market price of aluminum. This policy consists of:

    not entering into long-term and medium forward sales contracts except on a limited basis where special circumstances warrant such treatment (e.g. , project financing);
    occasionally covering the risk of an aluminum price decrease by entering into put options, having recourse to such options only at satisfactory cost and aluminum price levels.

  »Operating and Financial Review and Prospects

  Other Industrial Activities

  In order to reduce their exposure to fluctuations in the market price of aluminum, Aluminum Conversion activities and Cebal either enter into aluminum purchase contracts which match their respective sales contracts or use commodity hedge instruments (principally aluminum forward purchase and sale contracts) (see "Item 4. Information on the Company -Dependence on the Economic Environment").

  On the basis of the open positions of all the Group’s industrial companies on aluminum hedge instruments as of December 31, 2002, Pechiney believes that an immediate and adverse 10% movement in the price of aluminum would have an adverse impact of approximately € 23 million on the fair value of such instruments. Since the Group’s objective in entering into these contracts is to cover its purchase and sale transactions, this adverse impact would offset all or some of the positive effect of changes in aluminum prices on the contracts being covered.

  Sensitivity of the Group’s Trading Operations to Fluctuations in Metal Prices

  The Group’s results of operations from trading activities conducted by International Trade are influenced by fluctuations in metal prices. In connection with its activities, International Trade purchases and sells forward and futures contracts as well as options for the purchase and sale of metal, both on organized exchanges (principally) and in over-the-counter transactions with counterparties. In addition, it operates within specific risk limits, which attenuate sensitivity to metal prices.

  On the basis of the Group’s trading activities’ exposure to fluctuations in metal prices as of December 31, 2002, International Trade estimates that an immediate and adverse 10% fluctuation in the price of each metal in which it deals would have a cumulative adverse impact of approximately € 4.7 million on the aggregate fair value of its contracts.

  Derivative Financial Instruments

  In order to reduce the Group’s exposure to the risks of currency and interest rate fluctuations, the Group manages the hedging operations of its principal subsidiaries, to the extent permitted by local laws, on a central basis through its treasury department. The Group uses various derivative financial instruments, such as rate and currency swaps, collars, caps and forward rate agreements, to hedge currency and interest rate fluctuations on assets, liabilities and future commitments, in accordance with guidelines established by Pechiney’s Executive Committee. All foreign exchange and interest rate derivative instruments are either quoted on recognized exchanges or represent over-the-counter transactions with highly rated counterparties. Income or loss on these instruments is accounted for in the same manner and period as the loss or income on the hedged transaction. If, in very limited cases, the instruments do not constitute a hedge, they are marked to market with the income or loss immediately recorded in the statement of income (see "Notes 1(l) and 19 to the Consolidated Financial Statements").

  The Group’s positions on derivative financial instruments are managed using various techniques, including fair value approach, sensitivity analysis and impact on consolidated results of operations.

»Operating and Financial Review and Prospects	Item 5

  Currency Fluctuations

  For the fiscal year ended December 31, 2002, Pechiney’s consolidated financial statements were prepared in euros. The Group operates in many geographic regions (notably France, the rest of Europe and North America) and many currencies (see "Note 22(b) to the Consolidated Financial Statements").

  Approximately 58% of Pechiney’s Consolidated Net Sales in 2002 were generated by subsidiaries located outside of France, primarily in North America and in other countries whose currencies are linked to the U.S. dollar. In addition, a substantial portion of Aluminum Net Sales are denominated in U.S. dollars or linked to the U.S. dollar as well as in currencies other than the euro and are sensitive over time to changes in exchange rates. Because a majority of Pechiney’s Consolidated Net Sales are generated in foreign currencies, currency fluctuations have a significant effect on Pechiney’s consolidated financial results of operations. The two primary effects are:

    the effect on the results of operations of those subsidiaries that incur costs in currencies not linked to the U.S. dollar while all or part of their revenuesare denominated in or determined by reference to the U.S. dollar;
    to a lesser extent, the effect on translations into euros of revenues, costs and values of assets and liabilities in other currencies to be reported in Pechiney’s consolidated statements of income and balance sheets.

  In general, an appreciation of the euro relative to other currencies has an adverse effect on the translation into euros of the Net Sales and Income (Loss) from Operations generated in foreign currencies. Conversely, this effect is offset by reductions in the value in euros of the costs, interest expenses and depreciation and tax charges incurred in foreign currencies. Similarly, an appreciation of the euro relative to other currencies has an adverse effect on the translation into euros of the value of assets denominated in foreign currencies, with this negative effect being offset by the positive effect of reductions in the euro value of liabilities denominated in foreign currencies. Such translation effects are greatest at the level of Net Sales and Earnings from Operations and are progressively less at the levels of Income (Loss) from Operations, Income (Loss) Before Income Tax and Net Income (Loss). The Group attempts to reduce its sensitivity to the translation effects of currency fluctuations by financing assets located in foreign countries with debt denominated in the corresponding local currency.

  A significant portion of the Group’s consolidated indebtedness is denominated in foreign currencies, particularly U.S. dollars. As of December 31, 2002, net consolidated indebtedness totaled € 1,437 million, of which approximately € 345 million was denominated in U.S. dollars (without accounting for hedging operations).

  The average exchange rates for 2002, 2001 and 2000 were € 1.00 = $ 0.94, $ 0.90 and $ 0.92, respectively. The depreciation of the U.S. dollar vis-à-vis the euro between 2001 and 2002 had a negative effect on the Group’s consolidated results of operations when translated into euros.

  The Group’s policy is to cover the commercial foreign exchange risks of its subsidiaries on exports and imports by systematically hedging firm commitments of less than one year, at the time customers’ orders are recorded, through centralized risk management. Hedging of exposure on commitments of more than one year may be undertaken with the approval of the members of the Company’s Executive Committee. The principal currencies for which the Group hedges are, in order of importance, the U.S. dollar, the British pound and the Japanese yen (see "Note 19 to the Consolidated Financial Statements").

  The aggregate amount of derivative foreign exchange instruments handled by the Group’s treasury department and its principal subsidiaries represents on average $32.7 billion per year with respect to covering various exchange rate guarantees granted by the Company to its operating subsidiaries. Although from time to time the Group purchases or sells currencies forward to hedge currency risk in liabilities or receivables, the Group’s policy is not to take speculative positions through forward currency contracts. In 2002, 2001 and 2000, the Group did not experience significant gains or losses as a result of its hedging activities through the use of derivative foreign exchange instruments. The Group’s strategies to reduce exposure to fluctuations in exchange rates have made it possible to mitigate, but not eliminate, the positive or negative impact of such fluctuations.

  The Company has utilized a sensitivity approach to determine the maximum potential one-day loss, on the basis of the Group’s aggregate exposure to foreign exchange rate fluctuations as of December 31, 2002. The method used includes all foreign exchange derivative instruments as well as all debt, accounts receivable and accounts payable denominated in its principal foreign currencies (U.S. dollar and British pound). Anticipated transactions (including firm commitments) denominated in such currencies which certain of these derivative instruments are intended to hedge were excluded from the sensitivity analysis. The estimated maximum potential one-day loss in fair value of these instruments resulting from an adverse 10% fluctuation in the U.S. dollar and British pound is € 17 million. However, since the Group utilizes currency sensitive derivative instruments for hedging anticipated foreign currency transactions (including firm commitments), a loss in the fair value of these instruments is generally offset by an increase in the fair value of the underlying anticipated transactions.

  Fluctuations in the value of other currencies do not materially affect Pechiney’s consolidated results.

  »Operating and Financial Review and Prospects

  Interest Rate Fluctuations

  Approximately 38% of the Group’s financial debt is indexed on variable interest rates. This results in exposure to interest rate fluctuations which the Group hedges by using interest rate derivative instruments.

  Taking into account the effect of hedging instruments, the interest rate payable on approximately 51% of the Group’s indebtedness is variable.

  Fees and interest rate spreads are accounted for as financial income or expense over the life of the relevant instruments.

  On the basis of average interest rates prevailing at the end of 2002 and of its aggregate exposure to interest rate fluctuations, taking into account all market sensitive debt and derivative interest rate instruments, the Company estimates that a 1% increase in interest rates, used as a reference for euro and dollar denominated borrowings, would increase the Group’s annual financial expense by approximately € 9 million.

  Research and Development

  Research and development activities are conducted at the central R&D laboratory in Voreppe, France, and at six specialized laboratories (alumina,primary aluminum production, ferroalloys, tubes and aerosols and flexible packaging) located in France and the United States.

The following table sets forth information regarding Pechiney’s research centers, their division and location.

Sector	Division	Research center

Aluminum	Bauxite – Alumina	CRG Gardanne (France)
	Aluminum Metal	LRF St-Jean-de-Maurienne (France)
(primary aluminum)

Packaging	Tubes Aerosols Europe	CRM Sainte-Menehould (France)
	Tubes Aerosols USA	Washington, N.J. (USA)
	Plastic Packaging	NTC Neenah, Wis. (USA)
	Techpack	Centre d’Innovation Chevilly Larue (France)

Group R&D	Pechiney CRV	CRV Voreppe (France)

  The Group’s research and development expenses totaled € 90 million in 2002, € 97 million in 2001 and € 90 million in 2000.
  Research and development projects are managed by the corporate   divisions. Placed under the responsibility of operating managers, they are conducted in cooperation with the Group’s customers and production units.Approximately 80% of these projects are integrated into industrial programs and 20% are dedicated to maintaining and developing expertise and promoting exploratory investigation.

  Co–development, which is intrinsic to packaging, has also become the rulein aluminum. Pechiney conducts research programs with its major customers in aerospace, automotive and packaging markets. Examples include:

    the development of new alloys to meet the requirements of new aerospace programs such as Airbus’s A380;
    the development of new applications for automobile bodies and structural parts in the automotive industry with the main manufacturers and European subcontractors;

    the definition of new alloys with a much longer service life for use in heat exchangers (Evalife ®).

  All these developments require resources and new skills in order to recognize and anticipate customer needs better. The Voreppe Research Center therefore acquired the following equipment and expertise in 2002:

    a press to bend aluminum sections to meet the needs of automotive manufacturers and subcontractors;
    a scientific supercalculator which is capable of conducting 64 billion operations per second (13 times more powerful than the previous model) and accessible online from Group facilities; it is used to study mechanical resistance, shock absorption and corrosion resistance;
    greater expertise in design and calculation for automotive and aerospace applications.

  In environmental protection, further efforts were accomplished in 2002:

    continued research on new inert materials for use in an alternative processes to replace carbonaceous anodes in electrolysis cells;

»Operating and Financial Review and Prospects	Item 5

    new odorless rolling oils and new effluent processing solutions to limit the use of kerosene and reduce scrap;
    new varnishes for can stock to reduce the consumption of chemical products and scrap at the Neuf Brisach facility;
    new initiatives to recycle the aluminum contained in packaging and waste from automobile crushing and demolition operations by using new optical sorting technology.

  Finally, Pechiney pursued its active participation in European projects. In particular, it was the leader of two projects launched in 2002:

     AGEFORM on the forming during tempering of heavy and thin plate for aerospace applications;
    ALUMOPLA on the development of injection molds for plastic.

  For information relating to the Company’s patents, see "Item 4 - Information on the Company - Intellectual Property".

  Divestitures

  Direct Divestitures

In 2002, Pechiney did not itself undertake any divestitures, which would have significantly modified the Group’s scope of consolidation or the extent of its activities.

  Indirect Divestitures

  In April 2002, Almet, a Group subsidiary specialized in the distribution of semi-finished aluminum and stainless steel, sold its equity interest in Etablissements Lafay et Cie, based in Sassenage, France, and specialized in the manufacture of signing and signaling plates, particularly for the construction and automotive (license plate) sectors.

  In May 2002, Cebal, a Pechiney subsidiary, sold its equity interest in its Finnish subsidiary Cebal Printal Oy, which owns an aluminum tube and aerosol production facility at Hanko, in the south of Finland, through a management buyout (MBO). The former subsidiary took back its original name (Printal Oy) and kept all its aluminum tube equipment and related activities in the Scandinavian market. In aerosols, its second manufacturing focus, Printal Oy is expected to continued to work closely with Cebal’s aerosols division by providing technical and development assistance and production subcontracting. Some of the aerosol equipment is planned to be acquired by Cebal’s aerosols division, particularly for its new plant in Velim, Czech Republic, the construction of which began in September 2001. The facility is now operational. While avoiding job loss at the Finnish plant, this divestiture is an example of Cebal’s strategy to focus on a number of optimized facilities.

  On October 23, 2002, Techpack Deutschland, a German subsidiary of the Techpack division, sold its equity interest in the German companies Kaesmacher Verwaltung and Kaesmacher GmbH, specialized in the manufacture of packaging products for the cosmetics market.

  Acquisitions

  At the beginning of 2002, Pechiney Plastic Packaging, Inc., Pechiney’s North American subsidiary, acquired Phœnix Healthcare Products, specialized in flexible packaging for the medical sector. Phœnix Healthcare operates a plant in Milwaukee, Wisconsin, where it manufactures a diversified range of products, including packaging for surgical gloves, hospital jackets and gowns, catheters, syringes, bandages and other medical and hospital equipment. This acquisition expands the line of products offered by the Healthcare and Specialty unit of the Group’s Pechiney Plastic Packaging division.

  On February 4, 2002, Pechiney announced the acquisition of the German company Alufin GmbH Tabularoxid, specialized in the production of tabular alumina by high temperature sintering. This firm operates from its production base in Teutschenthal, near Leipzig, with an annual capacity of approximately 18,000 metric tons, a figure which will soon be doubled. This acquisition should allow Pechiney to penetrate a new market for the technical alumina produced by its subsidiary Aluminium Pechiney in Gardanne, France - high performance refractories. This operation is expected to strengthen the position of Gardanne’s Altech technical alumina business, which is a leader in Europe with an annual capacity of approximately 340,000 metric tons. In addition to refractories, Altec specialty alumina is used to make ceramics, tile and enamel and in polishing.

  »Operating and Financial Review and Prospects

  On April 2, 2002, Pechiney announced the signing of a letter of intent with the local partners Dubai Investments PJSC and Al-Ghurair LLC to create a new aluminum thin foil rolling facility in the Emirate of Dubai. It is expected that Pechiney will be the operator of the new company (Emiroll), in which it would have a 30% equity interest. It is also contemplated that the new facility would use Pechiney’s state-of-the-art continuous casting and rolling technology. Construction of the new plant is scheduled to begin once the agreement will have been finalized, and the facility should be operational some two years later. It would have an annual capacity of approximately 33,000 metric tons of aluminum foil, thin foil and rolls for the local market and export.

  In July 2002, the Group’s International Trade division, Pechiney World Trade (PWT) acquired the Belgian distribution company S.A. De Cleene -Vereecken, with positions in the Benelux market for cast products, which is specialized in the sale of consumable goods (resins, refractories, inoculants and nodularizers), capital goods and spare parts (molding machines and dust removal installations). It is expected that this acquisition will allow PWT to bolster, within Pechiney Belgium, the distribution of PEM casting products in Benelux and to extend the scope of its commercial and technical expertise in casting throughout northern Europe.

  On September 17, 2002, the Techpack division signed an agreement with the aim to allow it to strengthen its presence in South East Asia by acquiring the cosmetics assets of the Indonesian group Tiger, a recognized specialist in plastic injection, coating and metalizing, with which Techpack has worked closely for more than ten years through its Promotions and Accessories business. It is expected that the acquisition vehicle will be based in Semarang on the island of Java and named Techpack Asia; Techpack would own a 95% equity interest and the remaining 5% would be held by the present owners of Tiger, who would become part of the executive management of Techpack Asia. This operation should provide Techpack with a major industrial base in Asia for makeup cases, lipstick and beauty cream jars in the division’s Promotions and Accessories business, with competitive facilities for short and medium runs. This operation should also enable Techpack to increase its penetration of the South East Asian market, which is very profitable in the areas of makeup and personal care. This agreement remains subject to certain conditions precedent to the closing of the transaction. Within the framework of this operation, the equity interest in the joint venture PT Cosmetech Tigermandiri Packaging was sold to the Indonesian partner.

  On October 23, 2002, Pechiney announced the signing of a preliminary agreement for the acquisition by Pechiney of the aluminum conversion activities of the British-Dutch group Corus. The planned acquisition was defeated by the supervisory board of Corus' Dutch Subsidiary, which decision was upheld by the Amsterdam Enterprise Court on an appeal brought by the management board of Corus Group plc. As a consequence, Corus Group plc is required to pay Pechiney an agreed break-up fee of € 20 million, according to its contractual obligations.

  In December 2002, Pechiney Emballage Flexible Europe, a Group subsidiary, acquired Avenir Print Service (APS), based at Montreuil Bellay (France), which operates a recent facility specialized in the production of plastic film for pharmaceuticals and cosmetics. This acquisition should facilitate the integration into the Group of a business that is a leader in short runs for cosmetics samples and promotional items as well as pharmaceutical pouches. It should enable the business acquired to benefit from synergies with the Group’s research and development and marketing and sales teams in packaging for the healthcare and beauty sector. It should also lead to a strengthened position in Europe for this segment of the Group’s packaging activities in the market for short runs.

»Operating and Financial Review and Prospects	Item 5

  Other operations

  In April 2001, Pechiney Aluminium SPV, a wholly-owned Group subsidiary, signed an Investment and Liquidation Agreement with CVG Bauxilum, a subsidiary of the Venezuelan national holding company Corporacion Venezolana de Guyana. This agreement, which involves technical, commercial, financial and management support aspects, concerns modernization and increased output at the Bauxilum bauxite (at Los Pijiguados) and alumina (at Puerto Ordaz) production complex in Venezuela. The project targets a durable increase in the facility’s annual production of alumina from 1.7 million metric tons to 2 million metric tons and, at the same time, compliance with environmental standards. The project would be financed through Pechiney’s sale of the supplemental aluminum production. 45% of the basic engineering necessary for the realization of the project has been completed. The agreement took effect as of December 23, 2002. It also contemplated to complete a feasibility study on an expansion of the facility to increase production from 2 million to 3 million metric tons of aluminum.

  In December, 2002, Pechiney announced, through its subsidiary Aluminium Pechiney, the signing of an agreement with the South African company Eskom for the long-term supply of electricity to an aluminum smelter in the industrial development area of Coega, near Port Elizabeth, South Africa. This agreement is an important step towards the construction of a new aluminum smelter using AP50 technology developed by Aluminium Pechiney, and opens the way to more advanced discussions with the South African government and provincial authorities, potential partners and local governments. Such advanced discussions remain a perequisit to the realization of a project to build a new aluminum smelter using AP50 technology in South Africa. In addition to the electric power made available locally, the discussions precedent to the realization of such a project particularly pertain, whatever the country concerned, to the conditions locally proposed to welcome the project and the possibilities offered in terms of port infrastructures and road and rail connections. This initiative reflects Pechiney’s consistent strategy - as a leader in smelting technology, to promote and operate new smelters using AP50 technology in the coming years and to ensure that its needs in alumina are covered. In 2002, the technical development teams achieved their objective of ensuring stable operation of AP50 cells at very high intensity (500,000 amperes), with sufficient experience to envisage the study and construction of a first industrial unit with a future annual production capacity of at least 460,000 metric tons This new technology aims to reduce per-ton investment costs by 15% and is also more environmentally friendly.

  On April 29, 2002, Pechiney and its partners in the Tomago aluminum smelter (in which Pechiney has an equity interest of 51.55%, Gove 36.05% and Hydro Aluminium 12.4%) announced they had approved a project to augment the facility’s production capacity by upgrading the productivity of the electrolysis cells (Pechiney AP18 technology) through an increase in the electric intensity utilized from 194,000 to 225,000 amperes. The project, which would provide for the production of supplemental metal in the form of ingots, aims to increase the smelter’s production from 460,000 to 530,000 metric tons per year. An initial increase in tonnage is planned for 2004, and the objective of 530,000 metric tons is scheduled for 2006. All the partners in this joint enterprise have approved the project, but Gove must decide by November 2003 whether it will participate. If this partner decides not to participate the other two partners, Pechiney and VAW will share the corresponding supplemental tonnage, proportionally to their respective equity interests in the joint venture.

  On May 1, 2002, Pechiney finalized the acquisition of certain assets of McCook Metals, a North American company based near Chicago, Illinois. The assets so purchased are mainly industrial equipment for the manufacture of heavy plate for the aeronautic market and industry. This equipment is expected to make it possible to accompany a future rise in the need for capacity by the Group’s Aerospace Transport Industry division in these markets. The assets thus acquired also include industrial casting equipment for the production of aluminum lithium sheets and billets for the aeronautic, aerospace and defense markets. This industrial equipment should enable the division to strengthen its relations with large customers in North America in these sectors.

  »Operating and Financial Review and Prospects

»Directors, Senior Management and Employees	Item 6

  Directors and Senior Management

  Board of Directors

  For a discussion of certain powers of the directors of the Company, see "Item 10 - Additional Information - Memorandum and Articles of Association - Directors".

  The Company’s by-laws provide that the Board of Directors must be composed of no fewer than 11 and no more than 22 directors. The Company’s Board of Directors currently consists of 12 directors: nine directors were elected by the Shareholders at the meeting held on March 28, 2002. Anne Lauvergeon whose appointment to the Board of Directors was renewed by the Shareholders at the March 28, 2002 meeting, resigned on December 16, 2002. The other three current directors were elected by the employees of the Group’s French companies on June 11, 2002. They officially took up their posts on July 24, 2002 at the first meeting of the Board following the announcement of the results of their election (in accordance with article 15 (A) 2 of the by-laws).

  The Board of Directors cannot increase the number of members of the Board. Each director must be a Shareholder of the Company and, according to the Company’s by-laws, hold at least 200 Shares. Under French law, a director may be an individual or a corporation, but the Chairman must be an individual. The Company’s by-laws provide that each director shall serve for a term of office of four years. Directors serve until the expiration of their respective terms, or until their resignation, death or removal, with or without cause, by the Shareholders. The Board of Directors may, under certain conditions, fill vacant seats on the Board for directors elected by the Shareholders pending the next Shareholders’ General Meeting. Except as may otherwise be provided by a company’s by-laws, French law requires that no more than one-third of the directors be over 70 years old.

  Under French law, the role of the Board of Directors is to determine the orientations of Pechiney’s activities and to oversee their implementation. Except for those powers expressly reserved under the law for the Shareholders’ General Meeting or the Chairman and Chief Executive Officer, or the Chief Executive Officer if his or her duties are not assumed by the Chairman of the Board of Directors, and within the limits of the purpose of the Company, the Board of Directors takes up all questions involving the smooth working of the Company and settles all issues concerning the running of the Company. It carries out the monitoring it considers appropriate. Generally, the Board of Directors makes all of those decisions, which fall under its domain by virtue of law, current regulations or by the by-laws of Pechiney. Meetings of the Board of Directors of the Company are normally convened and presided over by the Chairman, who is elected by the Board of Directors among its members.

  A quorum of the Board of Directors consists of the presence of one-half of its members and decisions are taken by a vote of the majority of the members present or represented by other members of the Board of Directors. Pursuant to the by-laws, the Chairman has the ability to cast a deciding vote. A director may give a proxy to another director but a director cannot represent more than one other director at any particular meeting. Members of the Board of Directors represented by another director at meetings do not count for purposes of determining the existence of a quorum.

  Under French law,directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes ,violations of the Company 's by-laws or mismanagement.Directors may be held liable for such actions both individually and jointly with other directors.

  » Directors, Senior Management and Employees

  Board of Directors

  Members of the Board of Directors

  The Board of Directors is currently composed of 12 directors, of which 9 directors were appointed by the shareholders on March 28, 2002(1) and 3 directors were elected by the employees of Pechiney’s French companies(2).

  The following table sets forth the names of the current directors of the Company, their principal occupation or employment, the dates of their initial appointments and the number of Common Shares "A" they held as of December 31, 2002.

Name (age)	Principal Occupation or Employment	Initially Appointed	Number of Common Shares "A" held (3) (4)

Jean-Pierre Rodier (55)	Chairman and Chief Executive Officer, Pechiney	1994	(5)2,038

François Ailleret (66)	President, AFNOR and Honorary Chief Executive	1996	210
	Officer, Electricité de France

Etienne Davignon (71)	President, Compagnie des Wagons-Lits et de Sibeka,	1996	205
	and Vice President, Société Générale de Belgique

Jean-François Dehecq (64)	Chairman and Chief Executive Officer,	1994	410
	Sanofi-Synthélabo

Germaine Gibara (58)	President, AVVIO Management Inc.	2002	250

Jean-Paul Jacamon (55)	Independent Consultant, and non-executive	2002	250
	director, AMEC plc.

Yves Mansion (53)	Chairman and Chief Executive Officer,	1994	1,250
	Société Foncière Lyonnaise

Baudouin Prot (52)	Director and Deputy Chief Executive	1994	551
	Officer, BNP Paribas

H. Onno Ruding (64)	Vice Chairman and director, Citibank	1996	207
Members elected by Employees(2):
Gérard Bouvier (56)	Production technician at the Pechiney	2002	(5)708
	Rhenalu factory in Cran-Gevrier (Annecy)

Antoine Nordberg (52)	Operations director of Pechiney Trading Company	2002	(5)209

Tony Zanello (43)	Product development assistant at the Pechiney	2002	(5)200
	Electrométallurgie factory in Château Feuillet

(1)	Mrs. Anne Lauvergeon, whose appointment to the Board was renewed by the shareholders on March 28, 2002, resigned as a director of Pechiney on December 16, 2002.
(2)	These directors took up their posts on July 24, 2002, the date of the first meeting of the Board of Directors held after the announcement of the results of their election (Article 15(A) 2 of Pechiney’s by-laws).
(3)	As at December 31, 2002. Pursuant to Article 16 of the by-laws, each director must own at least 200 Common Shares "A" for the duration of his term of office.
(4)	The beneficial shareholdings of each member of the Board of Directors (including any outstanding options to purchase Shares) represent less than 1% of Pechiney’s Common Shares "A".
(5)	Common Shares "A" held either directly or through the Group’s employee mutual investment fund (FCPE).

»Directors, Senior Management and Employees	Item 6

  Antoine Bied-Charreton, General Counsel, serves as the secretary of the Board of Directors and the Board’s committees (see "- Corporate Governance" below).

  Jean-Pierre Rodier has been Chairman of the Board of Directors since July 1994; he has held the title of Pechiney’s Chairman and Chief Executive Officer since March 28, 2002 (see "- Executive Officers" below). He also chairs three associations (Eurometaux; Entreprises pour l’Environnement; Entreprise & Personnel). He can be contacted at 7, place du Chancelier Adenauer, 75116 Paris (France).

  François Ailleret is Chairman of the Board of Directors of AFNOR (France), Honorary Officer of Electricité de France (France), and a director of Pechiney (France), EDF International (France), C.I.E. (Côte-d’Ivoire) and MIB (MBA de l’ENPEC) (France). He was previously Chairman of EDF International (France), and a director of Electricité de France (France), Edelfi (France), Lydec (Maroc) and SMEG (Monaco). He can be contacted at 151, boulevard Haussmann, 75008 Paris (France).

  Gérard Bouvier is a director of Pechiney (France) and a production technician at the Pechiney Rhenalu in Cran-Gevrier (France). He can be contacted at Pechiney Rhenalu, 74, avenue de la République, 74961 Cran Gevrier (France).

  Etienne Davignon is President of Compagnie des Wagons-Lits (Belgium), SIBEKA (Belgium) and of the Palais des Beaux-Arts (Belgium). He is Vice President of Société Générale de Belgique (Belgium), Umicore (Belgium), Petrofina (Belgium), Fortis (Belgium), Tractebel (Belgium) and Accor (France). He is a director of Pechiney (France), Sofina S.A. (Belgium), Solvay S.A. (Belgium), Recticel (Belgium), Compagnie Maritime Belge (Belgium), Suez (France) and Gilead (United States). He is also a member of the supervisory board of BASF (Germany). He was previously Vice President of Arbed (Luxembourg) and a director of Sidmar (Belgium) and Anglo American (United Kingdom). He can be contacted at 30, rue Royale, 1000 Bruxelles (Belgium).

  Jean-François Dehecq is Chairman and Chief Executive Officer of Sanofi-Synthélabo (France) and President and representative director of Sanofi-Synthélabo Daiichi Pharmaceuticals Co. Ltd (Japan). He is also a director of Pechiney (France), Air France (France), Finance et Management (France), Financière Yves Rocher (France) and Laboratoires Daiichi Sanofi-Synthélabo (France), permanent representative of Sanofi-Synthélabo at the Board of Sanofi-Synthélabo Recherche (France), and a director of Fusijawa Sanofi-Synthélabo (Japan) and Sanofi-Synthélabo Inc. (United States). He was previously a director of Balmain (Belgium). He can be contacted at 174, avenue de France, 75635 Paris Cedex 13 (France).

  Germaine Gibara is President of AVVIO Management, Inc. (Canada). She is also a director of Pechiney (France), Sun Life (Canada) and Corel Corporation (Canada). She was previously a director of Clarica (Canada). She can be contacted at 1470 Peel Street, Suite 200, Montréal H3A ITI (Canada).

  Jean-Paul Jacamon is a director of Pechiney (France), Le Carbone Loraine (France) and STACI (France). He is also a non-executive director of AMEC plc (United Kingdom). He was previously a director of Rexecode (France). He can be contacted at 64, route de l’Etang-la-Ville, 78750 Mareil Marly (France).

  Yves Mansion is Chairman and Chief Executive Officer of Société Foncière Lyonnaise (France). He is a director of Pechiney (France) and an alternate director of ERAP (Entreprise de Recherches et d’activités pétrolières) (France). He is also a member of the supervisory board of EULER (France) and Hermès (France). He was previously a director of Caisse Centrale de Réassurance (France). He can be contacted at 9, rue Montorgueil, 75001 Paris (France).

  Antoine Nordberg is a director of Pechiney (France) and Operations director at Pechiney Trading Company. He can be contacted at Pechiney Trading Company, Chamerstrasse 52, 6300 Zug (Switzerland).

  Baudouin Prot is Director and Deputy Chief Executive Officer of BNP Parisbas (France). He is Chairman of the Board of Directors of BNP Paribas E3 (France). He is a director of Pechiney (France) and BNP Intercontinentale (France), and a member of the supervisory board of Pinault-Printemps-Redoute (France) and Cetelem (France). He is also permanent representative of BNP Paribas at the Board of Accor (France). He was previously Chairman of the Board of Directors of Compagnie Immobilière de France (France), a member of the supervisory board of Fonds de Garantie des Dépôts (France) and permanent representative of BNP Paribas at the Board of Directors of Banque Petrofigaz (France) and Answork (France). He can be contacted at 16, boulevard des Italiens, 75009 Paris (France).

  H. Onno Ruding is Vice-Chairman and director of CITIBANK (United States). He is a director of Pechiney (France), Corning Inc. (United States), and RTL Group (Luxembourg). He is also International advisor of Robeco Group NV (The Netherlands). He was previously a director of Unilever N.V. (The Netherlands) and Unilever Plc (United Kingdom). He can be contacted at 263g boulevard Général Jacques, 1050 Bruxelles (Belgium).

  Tony Zanello is a director of Pechiney (France) and Préparateur Bureau de Méthodes (Product development assistant) at the Pechiney Electrométallurgie factory in Château Feuillet. He can be contacted at Pechiney Electro-métallurgie factory in Château-Feuillet, 73260 Aigueblanche (France).

  Of these 12 Board members, three do not have French citizenship.

  »Directors, Senior Management and Employees

  Executive Officers

  In its March 28, 2002 meeting, the Board of Directors decided, in accordance with the second paragraph of article L. 225-51-1 of the French Commercial Code, that the general management of the Company is assumed by the Chairman of the Board of Directors, acting as Chief Executive Officer, under the title of Chairman and Chief Executive Officer (Président Directeur Général). As a result, the Chairman and Chief Executive Officer of Pechiney:

    in his capacity as Chairman is responsible for representing Pechiney’s Board of Directors, organizing its work and presenting it to the Shareholders’ General Meeting, ensuring the proper operation of the various corporate bodies of the Company and ensuring, in particular, that directors are able to fulfill their tasks;
    in his capacity as Chief Executive Officer, has all powers under French law to act on behalf of the Pechiney and represent the Company toward third parties, within the limits imposed by applicable laws and regulations.
The following table sets forth the names of the executive officers of the Company and their responsibilities within the Group as of February 1, 2003. Each of these executive officers is a member of the Group’s Executive Committee.

Name (Age)	Responsibility	Member of Executive Committee Since

Jean-Pierre Rodier (55)	Chairman and Chief Executive Officer(2)	1994

Christel Bories (38)	Packaging Sector (Food, Healthcare and Beauty).	1998
	Also supervises Procurements

Gilles-Pierre Lévy (55)	Human Resources	1995

Olivier Mallet (46)	Chief Financial Officer.	2001
	Also supervises International Trade(3)

Jean-Dominique Senard (49)	Primary Aluminum Sector (Bauxite-Alumina, Aluminium Metal, Ferroalloys).	1996
	Also supervises Energy, Environment and Industrial Safety and Information Systems

Pierre Vareille (45) (1)	Heads the Aerospace, Transport and Industry Division	2002
	and from July 1, 2003, the Aluminium Conversion Sector(2)

Philippe Varin (49)	Previously Head of Aluminum Sector (Primary Aluminum,	1999
	Aluminium Conversion and International Trade)(4).
	Currently advisor to the Chief Executive Officer.

(1)	Since December 13, 2002.
(2)	Jean-Pierre Rodier temporarily heads the Aluminium Conversion Sector from February 1, 2003 until June 30, 2003.
(3)	Since February 1, 2003.
(4)	Until January 31, 2003.

-Directors, Senior Management and Employees	Item 6

  Christel Bories is a graduate of Hautes Etudes Commerciales. In 1986, she joined Booz Allen & Hamilton as a consultant. From 1987 to 1993 she was a consultant and then manager of Corporate Values Associates. From 1993 to 1995, she was Senior Vice-President of Strategy and Control and member of the Executive Committee of Union Minière (Belgium). She joined Pechiney in April 1995 as Senior Vice-President of Strategy and Control, and Secretary to the Executive Committee. In 1998 she became Executive Vice-President, member of the Executive Committee. Since January 1, 1999, she has been in charge of the Packaging Sector of Pechiney. She also supervises the Company’s General Procurement activities.

  Gilles-Pierre Lévy graduated from the Ecole Nationale d’Administration. He began his career at the Cour des Comptes in 1973. From 1978 to 1980, he worked at the Ministry of Industry, where he was successively Deputy Director of Hydrocarbons, Deputy Director General of Industry and Director of General Administration. In 1993, he became Director General of Administration and Finance at the Ministry of Industry, Post Office and Telecommunications. In 1995, Mr. Lévy became the head of Pechiney’s Human Resources division. He is a member of the Executive Committee.

  Olivier Mallet is a graduate of the Ecole Nationale d’Administration and Institut des Sciences Politiques. He began his career in 1981 as an Inspecteur des Finances. He held various positions from 1988 to 1993 as counselor to the Minister of Finance, Minister of Budget and Prime Minister. He joined Thomson Multimedia in 1993 as General manager in charge of Planning, then became Vice-President in charge of Planning and Control and from 1995 to 2001 was Chief Financial Officer and member of the executive commitee. He joined Pechiney in May 2001. He has been the Company’s Chief Financial Officer since June 2001 and also supervises the International Trade Sector.

  Jean-Dominique Senard began working with the Pechiney Group as Chief Financial Officer and member of the Executive Committee on October 1, 1996. He is a graduate of Hautes Etudes Commerciales. Mr. Senard began his career with the French oil company Total as controller at its financial headquarters. He then was appointed Manager of Financial Risks within Total’s Treasury Department. He joined the Saint-Gobain Group in 1987 and was appointed Group Treasurer in 1989 and, in 1995, Financial Director for Saint-Gobain in Germany and Central Europe and member of the Management Committee of the glass manufacturing company VEGLA GmbH. He is in charge of Pechiney’s Primary Aluminum Sector and supervises the Company’s Energy, Environment and Industrial Safety and Information Systems departments.

  Pierre Vareille is a graduate of the Ecole Centrale de Paris, an engineering school, and the Institut d’Etudes Politiques de Paris. He also holds various degrees in Economics and Finance (Sorbonne University). Mr. Vareille worked for 13 years in the Vallourec Group (steel and titanium tubes for high-tech industries) as an engineer, and then as a general manager of several subsidiaries mainly involved in the aerospace and automotive industries. In 1995 he became President then CEO of GFI Aerospace, a company specialized in fasteners for Aerospace and High Tech industries based in Europe, the USA and China. He joined Faurecia in 1999 as a member of the Executive Committee and served as the CEO of the Exhaust Systems Business Group, the world leader for exhaust systems for the automotive industry. Since 2002, Pierre Vareille has served as Senior Vice President of the Aerospace, Transportation and Industry Division of Pechiney. From July 1, 2003, he will be in charge of the Aluminium Conversion sector of Pechiney.

  Philippe Varin, a graduate of Ecole Polytechnique and Ecole des Mines has spent his entire career with the Pechiney Group. As a researcher from 1978 to 1980, then as Vice-President, Engineering and Research, from 1984 to 1988, he contributed to the design and development of aluminum smelters. From 1981 to 1983, he was in charge of strategic studies for the aluminum branch. In 1989, Mr. Varin was appointed Project Director for the construction of the aluminum smelter in Dunkerque (France). As Managing Director of Aluminium Dunkerque from 1990 to 1992, he achieved the plant’s start-up. In 1993, he became Group Financial Controller, based first in Paris and then from 1994 in Chicago at American National Can’s headquarters. In 1995, he became Vice-President of the Rhenalu division, one of Europe’s leading producers of aluminum mill products. In March 1999, Mr. Varin was appointed Senior Executive Vice-President of the Aluminum Sector and a member of Pechiney’s Executive Committee. He currently advises the Chief Executive Officer.

  Fabienne Herlaut, in charge of Strategy, has served as secretary of the Executive Committee since September 1, 2000.

  As of December 31, 2002, the current members of the Group’s Executive Committee held 14,968 Common Shares "A" directly or through the Group’s employee mutual investment fund (FCPE).

  Each member of the Executive Committee beneficially owns Common Shares "A", although, in each case, these shareholdings (including any outstanding options to purchase Shares) represent less than 1% of Pechiney’s Common Shares "A".

  » Directors, Senior Management and Employees

  Corporate Governance

  The Board of Directors has taken certain measures to improve the efficiency of its work, following the recommendations on corporate governance issued in July 1995 and July 1999 by the commission chaired by Mr. Marc Viénot, and in the September 2002 report (Bouton Report)

  issued by the French working group set up by AFEP-AGREF and MEDEF and chaired by Mr. Daniel Bouton, and taking also into account the corporate governance rules in force in the United States as of December 31, 2002.

  Functioning of the Board of Directors

  The Board of Directors adopted in March 1996 internal rules (under the form of a règlement intérieur) regarding its functioning and setting forth the rights and obligations of the directors, beyond those imposed by applicable laws and regulations. The Board amended its internal rules in March 2002, so as to permit the participation of directors in certain of its meetings by videoconference, within the limits set forth in paragraph 2 of article L. 225-37 of the French Commercial Code. It was then amended in January 2003, mainly to take into account the recommendations outlined in the Bouton Report on the one hand and the corporate governance rules in force in the United States at December 31, 2002.

  The Board of Directors met five times in 2002. On average, more than 10 of the 12 directors attended these meetings. Its internal rules now require a minimum of five meetings per year, including one during which its internal functioning and achievements, as well as those of its specialized committees, are assessed. See "- Specialized Committees of the Board of Directors" below.

  The internal rules reinforce the directors’ access to information necessary to perform their task, in particular for the directors who are not executive officers or employees of the Group, and impose confidentiality obligations going beyond the obligation of secrecy imposed by art. L. 225-37 of the French Commercial Code.

  Powers of the Board of Directors

  In accordance with applicable law and Pechiney’s by-laws, the Board of Directors determines the orientations of Pechiney’s activities and oversees their implementation. Within the limits of the corporate purpose of the Company and without prejudice to the powers expressly assigned by law, regulations or its by-laws to decisions to be made at shareholders’ meetings or by the Chief Executive Officer, it addresses all questions and makes all decisions relating to the Company’s affairs. It undertakes all controls and verifications it deems appropriate. As a general matter, the Board of Directors makes all decisions and uses all powers to which it is entitled pursuant to applicable laws and regulations or Pechiney’s by-laws.

  In addition, the Board’s internal rules provide that the Board must be consulted prior to certain transactions (acquisition or divestitures for an amount equal to, or higher than, € 100 million, loan for an amount equal to, or higher than, 300 million, except if through an issuance of debt instruments). It also mandates the consultation of the Board prior to any significant transaction that would diverge from the Company’s activity orientations determined by the Board of Directors.

»Directors, Senior Management and Employees	Item 6

  Members of the Board of Directors

  The Board’s internal rules set forth the conditions that a director has to meet to be considered independent. These conditions for determining independence are based on the recommendations of the Bouton Report and the corporate governance rules in force in the United States as of December 31, 2002. Those conditions may be summarized as follows:

  A director is independent if:

    he is not, and has not been during the past five years: (i) an executive officer or employee of a company of the Group, (ii) associated with a statutory auditor of Pechiney or (iii) an employee of a company that does not belong to the Group and has set up an appointment and compensation committee (or the equivalent thereof) of which an executive officer or employee of the Group is a member;
    he has no relationship whatsoever with Pechiney, its executive officers or any of its direct or indirect subsidiaries which could impair his independence and does not receive any compensation from any company of the Group other than directors’ attendance fees;
    he does not own or manage, alone or in concert with others, more than 10% of Pechiney’s share capital or voting rights at shareholders’ meetings;
    he has not been a director of Pechiney for more than 12 years.

  The definition of director independence in the Board’s internal rules may not be entirely consistent with the definition of independence proposed by the SEC for audit committee members on January 8, 2003, which would prohibit both indirect and direct payments of consulting, advisory or other compensatory fees to audit committee members as well as bar affiliated persons of the issuer from serving on the audit committee.

  As of January 29, 2003, the 12 members of Pechiney’s Board of Directors can be grouped into the following three categories:

    the Chairman is an executive officer of the Group (Jean-Pierre Rodier);
    eight members qualify as independent directors in accordance with the conditions set by the internal rules of the Board (François Ailleret, Etienne Davignon, Jean-François Dehecq, Germaine Gibara, Jean-Paul Jacamon, Yves Mansion, Baudoin Prot and H. Onno Ruding);
    three directors were elected by the employees of the French companies of the Group (Gérard Bouvier, Antoine Nordberg and Tony Zanello).

  Specialized Committees of the Board of Directors

  Three committees were created in March 1996 to assist the Board of Directors in carrying out its tasks: an Audit Committee, an Appointments and Compensation Committee and a Strategy and Development Committee. The Board of Directors’ internal rules set out the composition and the responsibilities of the Audit Committee and the Appointments and Compensation Committee.

  Audit Committee
  The Audit Committee of Pechiney’s Board of Directors, created in March 1996, is exclusively composed of independent directors, according to the definition of independence set by its internal rules (which may not overlap completely with the SEC definition recently proposed). It is currently composed of Messrs. Mansion, Prot (Chairman of the Committee) and Ruding.

  In January 2003, the responsibilities of the Audit Committee were expanded to take into account both the recommendations in the Bouton Report as well as the new rules resulting from the Sarbanes-Oxley Act of 2002.

  The Audit Committee is primarily responsible for:

    analyzing the Group’s annual financial statements as they are prepared, reviewing and issuing an opinion as to the adequacy of accounting principles and methods used, discussing the foregoing with the Group’s statutory auditors and reviewing the Company’s exposure to risks and Pechiney’s significant off-balance sheet commitments;
    reviewing with the Group’s statutory auditors the nature, extent and results of the controls performed by the Company’s statutory auditors,

    actively participating in the choice of the Company’s statutory auditors proposed by the Board of Directors to the General Shareholders Meeting in relation to their appointment or renewal, as well as ensuring the compliance with regulations concerning the independence of the Company’s statutory auditors and making recommendations regarding their compensation;
    ensuring the handling of claims, if any, received by Pechiney on one or another of these issues in accordance with the Sarbanes-Oxley Act.
The Audit Committee is also responsible for reviewing internal audit procedures and advising on the organization of Pechiney’s Internal Audit Department. The role of this department is to ensure, at all the Group’s facilities, that any situation not in conformity with the laws, regulations and internal rules of the Group is detected, that the Group’s assets are protected and that operational risks are under control. In order to guarantee the independence of the Internal Audit Department in carrying out its tasks, its director is placed under the direct authority of the Chief Executive Officer, and reports directly to him as well as to the Audit Committee of the Board of Directors regarding the work completed by the Internal Audit Department. The intervention program of the Internal Audit Department is decided upon each year by Pechiney’s Executive Committee on the basis of a proposal made by the department’s director, and then approved by the Audit Committee of the Board of Directors. A summary of the work completed by the Internal Audit Department is submitted each year to the Audit Committee of the Board of Directors, which interviews its director, assesses the resources necessary to carry out

  »Directors, Senior Management and Employees

  its task and makes any comments and suggestions which it deems necessary.

  There were four meetings of the Audit Committee of the Board of Directors in 2002. During 2002, the Audit Committee primarily carried out a detailed analysis of the Group’s annual and semi-annual financial statements and interviewed, at each one of these meetings, the Company’s statutory auditors, the Company’s Chief Financial Officer and the director of

  Pechiney’s Internal Audit Department. In addition, during 2002, this Committee reviewed the establishment of internal procedures in relation to Pechiney’s preparation of its annual report, which Pechiney makes available to its shareholders in France (document de référence) and the United States (Form 20-F), as those internal procedures (disclosure controls and procedures) are provided for by section 302 of the Sarbanes-Oxley Act of 2002.

  Nomination and Compensation Committee

  The Nomination and Compensation Committee of Pechiney’s Board of Directors, created in March 1996, is composed of a majority of independent directors fullfiling the conditions of independence set by its internal rules. It is currently composed of Mrs. Gibara and Messrs. Davignon and Dehecq (Chairman of the Committee). All three are independent directors in accordance with the internal rules.

  The responsibilities of the Nomination and Compensation Committee were also expanded to take into account both the recommendations of the Bouton Report, as well as the rules proposed by the New York Stock Exchange in addition to the Sarbanes-Oxley Act of 2002.

  The Nomination and Compensation Committee is responsible for:

    reviewing each year the personal situation of Pechiney’s directors in order to assess their independence (in acordance with the criteria of independence explained above in "Members of the Board of Directors");
    making recommendations to the Board of Directors regarding nominations of new directors of Pechiney or renewals of directors of Pechiney;
    making recommendations to the Board of Directors regarding compensation and retirements benefits for the Chairman and Chief Executive Officer;
    reviewing proposals regarding the establishment of stock option plans as well as issuing recommendations to the Board of Directors;

    advising the Chairman and Chief Executive Officer with respect to the appointment or replacement and compensation of other members of the Executive Committee.

  The Chairman and Chief Executive Officer may occasionally take part in the deliberations of the Nomination and Compensation Committee in respect of matters not related to his individual situation, although he is not a member of this committee.

  This committee met twice in 2002 to:

    issue a recommendation to the Board of Directors;
    propose to the Board of Directors the persons whose appointment or renewal as a director of Pechiney was submitted by the Board of Directors to the General Shareholders’ Meeting of March 28, 2002;
    issue a recommendation to the Board of Directors as to the membership of specialized committees;
    review a proposed stock option plan submitted for approval to the Board of Directors in March 2002;
    set the fixed base salary of the Chairman and Chief Executive Officer for 2002 and his variable compensation paid in 2002 in respect of 2001;
    advise the Chairman and Chief Executive Officer on certain points relating to the personal situation of other members of Pechiney’s Executive Committee.

  Strategy and Development Committee

  The Strategy and Development Committee of Pechiney’s Board of Directors, created in June 1997, is composed of members of the Audit Committee (Messrs. Mansion, Prot and Ruding), members of the Nomination and Compensation Committee (Mrs. Gibara and Messrs. Davignon and Dehecq) and chaired by Pechiney’s Chairman and Chief Executive Officer. The purpose of the Strategy and Development Committee is to prepare, using thorough analysis, and to submit to the Board of Directors, proposals of long-term strategies for Pechiney and the other companies of the Group.
  The Strategy and Development Committee met once in 2002 to examine the continuation of certain actions of the Company pertaining to its internal and external growth, in particular, the main development projects in some of its principal lines of business.

»Directors, Senior Management and Employees	Item 6

  The Supervisory Board of the Company’s Employee Mutual Investment Funds (FCPE)

  Of the twenty members of the Supervisory Board (conseil de surveillance) of each employee mutual investment funds of the Company, through which employees of certain companies of the Group hold Common Shares "A", five members are chosen among the employees of such companies by the Chairman of the Board of Directors, while the fifteen other members are elected directly by the employees of the companies who hold Shares in the relevant FCPE. Prior to each Shareholders’ General Meeting, the Supervisory Board examines the proposed resolutions, and decides how the Chairman of the Supervisory Board will vote the Shares with respect to each resolution at the Shareholders’ General Meeting.

  The minority representation within the Supervisory Board, consisting of the employees appointed by the Chairman of the Board of Directors of Pechiney, helps to ensure the independence of the votes cast at Shareholders’ General Meetings of the Common Shares "A" held by the employees through the Company’s employee mutual investment funds.

  Compensation of Directors and Officers

  Directors’ Compensation

  General

  At their general meeting on May 18, 1998, the Shareholders voted to set aside an annual aggregate of € 347,583.76 (i.e 2,280,000 French francs) per year as attendance fees until further notice for the compensation of the Company’s directors.

  In March 2002, the Board of Directors resolved to set individual compensation for attendance at meetings of the Board at € 22,000 and at 27,000 for directors who are members of the Audit Committee or of the Nomination and Compensation Committee. The directors who chair the Audit Committee or the Nomination and Compensation Committee are each paid € 32,000 for attendance. There is no additional compensation for members of the Strategy and Development Committee.

  The Board of Directors also decided that the compensation to be paid for attendance by the directors would be paid as follows:

    one-half at a flat rate at the close of the first half of the year (including, if appropriate, the additional compensation due for the members and Chairman of the Audit Committee or Nomination and Compensation Committee);
    the remainder at the end of the year on the basis of actual attendance by the directors at meetings of the Board (and of the committees, for those who are members or Chairman).

  This resulted in the payment of an aggregate amount of € 323,601.59 in 2002, as compared with € 273,036.19 in 2001. The maximum authorized by the Shareholders’ Meeting amount is € 347,583.76.

  During 2002, the Company and the Group entered into agreements in the ordinary course of business with companies with which certain directors and officers of the Group are related parties, namely BNP Paribas and Assurances Générales de France and their respective subsidiaries. No agreement outside the ordinary course of business was entered into between the Group and Pechiney’s directors, between the Group and any of the above mentioned companies, between the Company and any of its Shareholders holding at least 5% of the voting rights of the Company or between the Company and any entity controlling such Shareholder.

  The annual compensation and all other advantages (in cash or in kind) paid by Pechiney, or by companies controlled by Pechiney, within the meaning of article L.233-16 of the French Commercial Code, to directors of the Company other than the Chairman of the Board of Directors were as follows for 2002 (Article L. 225-102-1 of the French Commercial Code):

  »Directors, Senior Management and Employees

(euros)	Pechiney		Companies controlled by Pechiney (within the meaning of article l.233-16 of the french commercial code)
	Annual	All other	Annual	All other
	Compensation	compensation	Compensation	compensation

François Ailleret	19,800.00	0.00	0.00	0.00
Anthony Bouthelier(1)	7,700.00	0.00	0.00	0.00
Gérard Bouvier (2)	12,100.00	0.00	32,468.00	0.00
Pierre-Michel Chabaud (3)	9,900.00	0.00	64,812.00	0.00
Etienne Davignon (4)	23,142.86	0.00	0.00	0.00
Jean-François Dehecq (5)	29,714.29	0.00	0.00	0.00
Germaine Gibara (6)	19,800.00	0.00	0.00	0.00
Rainer E. Gut (7)	7,700.29	0.00	0.00	0.00
Jean Paul Jacamon (8)	19,800.00	0.00	0.00	0.00
Anne Lauvergeon (9)	27,000.00	0.00	0.00	0.00
Yves Mansion (10)	27,000.00	0.00	0.00	0.00
Albert Mastrot (11)	9,900.00	0.00	30,307.00	0.00
Antoine Nordberg (12)	12,100.00	0.00	123,165.00	0.00
Baudouin Prot (13)	28,444.44	0.00	0.00	0.00
H. Onno Ruding (14)	25,500.00	0.00	0.00	0.00
Gérard Ruffier (15)	9,900.00	0.00	35,193.00	0.00
Tony Zanello (16)	12,100.00	0.00	36,237.00	0.00

(1)	Director of Pechiney until March 29, 2002.
(2)	Employee of Pechiney Rhenalu. Director of Pechiney until July 24, 2002.
(3)	Employee of Pechiney Rhenalu. Director of Pechiney until March 29, 2002.
(4)	Member of the Appointments and Compensation Committee.
(5)	Chairman of the Appointments and Compensation Committee.
(6)	Director of Pechiney since March 28, 2002. Member of the Appointments and Compensation Committee since January 29, 2003.
(7)	Director of Pechiney until March 28, 2002.
(8)	Director of Pechiney since March 28, 2002.
(9)	Director and Member of the Audit Committee and the Appointments and Compensation Committee until December 16, 2002.
(10)	Member of the Audit Committee.
(11)	Research technician, Pechiney Research Center in Voreppe (CRV). Director of Pechiney until March 29, 2002.
(12)	Employee of Pechiney Trading Company. Director of Pechiney since July 24, 2002.
(13)	Member of the Appointments and Compensation Committee until March 28, 2002. Chairman of the Audit Committee since April 1, 2001.
(14)	Member of the Audit Committee since March 28, 2002.
(15)	Employee of Pechiney Electrométallurgie. Director of Pechiney until March 29, 2002.
(16)	Employee of Pechiney Electrométallurgie. Director of Pechiney since July 24, 2002.

  There are currently no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

»Directors, Senior Management and Employees	Item 6

  Compensation of the Chairman and Chief Executive Officer

  The Chairman and Chief Executive Officer generally receives a fixed base salary plus a variable amount of compensation which may not represent more than 60% of the base salary. This amount is composed of two parts:

    an individual part, dependent on the attainment of yearly goals;
    a collective part, dependent on the attainment of Group targets with respect to the budget, measured in terms of earnings from operations corrected for the impact of variations in the exchange rate of the dollar and in the price of aluminum.

  Each of these parts represents a maximum of 30% of the fixed base salary. The variable compensation for a fiscal year is determined at the end of each fiscal year by the Board of Directors acting on the recommendation of the Nomination and Compensation Committee. The gross base salary of the Chairman and Chief Executive Officer was fixed during the fiscal year 2002 at 690,000; the amount of variable compensation received by the Chairman in 2002 for the fiscal year 2001 totaled € 207,000. Moreover, the amount of directors’ fees received in 2002 by the Chairman with respect to his attendance at meetings of the Board of Directors totaled €22,000. The amount of directors’ attendance fees received by him is identical to the amount received by the other directors who are not members of a specialized committee of the Board, with respect to both the fixed portion thereof and the portion related to the number of meetings actually attended. The total amount of all other benefits received by the Chairman of the Board of Directors during the course of fiscal year 2002 totaled € 4,391.

  In 2002, the Chairman and Chief Executive Officer received no compensation or particular advantages from companies controlled by Pechiney, within the meaning of article L. 233-16 of the French Commercial Code.

  There was no amount paid by the Company and its subsidiaries in 2002 to provide for pension, retirement or similar benefits for the members of the Board of Directors serving as at December 31, 2002 other than the legally required social and retirement expenses.

  Furthermore, the Chief Executive Officer benefits from a discretionary supplemental pension guaranteeing him a total income, inclusive of other pension plans, of 50% of the average of his total annual fixed and variable compensation over the past five fiscal years.

  Executive Officers

  Each member of the executive committee receives a fixed base salary plus variable compensation, which may not represent more than 60% of base salary. Variable compensation is composed of two elements: a maximum of 50% of the bonus is paid when financial indicators at the end of the year satisfy the Group’s objective set by the executive committee at the beginning of the year; the other 50% is calculated on the basis of an individual’s success in achieving personal objectives.

  In 2002, the aggregate compensation of the members of the Group’s executive committee employed as at December 31, 2002 (seven members), amounted to € 3.196 million. Of this amount, € 2.449 million represented fixed base salaries and € 0.747 million variable compensation, linked to results of the fiscal year 2001 and the attainment of personal objectives. The corresponding amounts in 2001 (six members) were € 2.14 million for fixed base salaries and € 0.48 million for variable compensation linked to results of the fiscal year 2000 and attainment of personal objectives.

  There was no amount paid by the Company and its subsidiaries in 2002 to provide for pension, retirement or similar benefits for the Chief Executive Officer and the members of the executive committee employed as at December 31, 2002 other than the legally required social and retirement expenses.

  Furthermore, the members of the Executive Committee benefit from a discretionary supplemental pension guaranteeing them a total income, inclusive of other pensions plans, equal to a percentage of the average of their last total annual compensations.

  At December 31, 2002, seven members of the executive committee held options to subscribe for or purchase Common Shares "A" granted by the Board of Directors in 1996, 1997, 1998, 1999, 2000, 2001 and 2002 (See Note 12 to the Consolidated Financial Statements). These options represent rights to subscribe for or purchase 845,609 Common Shares "A".

  »Directors, Senior Management and Employees

  Options to Purchase Securities

  General

  The options granted by Pechiney in 2002 consist of options to purchase Common Shares "A". These options were granted by the Board of Directors on March 28, 2002 pursuant to the authorization given by the twelfth resolution of the Shareholders’ General Meeting held on March 29, 2001. The beneficiaries of these options, numbering 449 at December 31, 2002, of these options are executives or "high potential" managers of the Group. As in previous years, these options were granted by the Board of Directors following the recommendations of the Nomination and Compensation Committee and represent at December 31, 2002 a total of 915,500 options to purchase. The options granted in 2002 are in general exercisable for six years starting on the fourth anniversary of the date of grant. Beneficiaries having a tax residence in the United States at the time of the exercise may also cumulatively exercise up to one-fourth of the options as from the first anniversary of the attribution date, one-half as from the second anniversary of the attribution date and three-fourths as from the third anniversary of the attribution date.

  Pursuant to each of the Company’s existing option plans, the exercise prices range between € 26.69 and € 60.06 (after adjustment pursuant to the rights provided for by Article 174-12 and 174-13 of Decree No. 67-236 of March 23, 1967 due to the payment of a dividend from reserves in accordance with the fifth resolution of the Shareholders’ Meeting of March 30, 2000), and the options are exercisable at the end of an initial period of three, four or five years, as applicable, prior to which times they cannot be exercised (unless they are declared exercisable earlier by the Board of Directors or, starting in 2001, in specific cases as decided by the Board of Directors or in the case where the beneficiaries have their tax residence in the United States at the time of exercise). Options are generally valid only if the recipient remains an employee of the Group.

  The total number of Shares that may be issued upon the exercise of subscription options granted by the Company between January 1, 1996 and December 31, 2000 and outstanding at December 31, 2002 totaled 2,489,150 Common Shares "A" (after adjustment pursuant to the rights provided for by Article 174-12 and 174-13 of Decree No. 67-236 of March 23, 1967 due to the payment of a dividend from reserves). The total number of Shares that may be purchased upon exercise of options granted by the Company starting on January 1, 2001 and outstanding at December 31, 2002 totaled 995,800 Common Shares "A". None of the beneficiaries of Pechiney’s stock option plan, including the Group’s directors and executive officers, hold options that would, in combination with any Shares they already own, entitle them to beneficially own 1% or more of any class of Pechiney Shares. The detailed characteristics of all the options granted to purchase the Company’s Shares are described in Note 12 to the Consolidated Financial Statements.

  The options that may be exercised at December 31, 2002 are those granted on June 26, 1996, June 27, 1997 and September 16, 1997. These options have been exercisable since June 26, 1999, June 26, 2000 and September 16, 2002, respectively, by each relevant beneficiary, up to the total number of options respectively granted to each of them. Added to these are the subscription options granted on December 22, 2000 and the purchase options granted on July 25, 2001, which have been exercisable since December 23, 2002 and July 26, 2002, respectively, by beneficiaries having their tax residence in the United States at the time of exercise, in an amount up to one-half the number of options granted (in the case of the December 22, 2000 options) and in an amount up to one-fourth (in the case of those granted on July 25, 2001). The total number of exercisable rights outstanding at December 31, 2002 totalled 722,344 subscription options and 825 purchase options.

  32,216 new Common Shares "A" were issued through the exercise of options during 2002. In 2002, a total of € 999,340.32 was received by the Company as payment for these new Shares, of which 491,294 represented an increase in capital and 508,046.32 represented an issuance premium. In accordance with the provisions of Article L. 225-178 of the French Commercial Code, the Board of Directors, on January 29, 2003, at its first meeting following the end of the fiscal year 2002, took notice of the amount and par value of the Shares issued in 2002 and made the necessary modifications to the by-laws of the Company relating to the amount of share capital and the number of Shares representing such capital. The Board of Directors noted that, during the fiscal year 2002, the share capital of the Company was increased by 491,294, from 1,257,842,371.75 to 1,258,333,665.75. On December 31, 2002, the share capital was represented by a total of 82,513,683 Shares (of which 81,422,639 Common Shares "A" and 1,091,044 Preferred Shares "B") with a par value of € 15.25 each.

  Directors

  The Chairman of Pechiney’s Board of Directors is one of the beneficiaries of options to subscribe for Common Shares "A" granted by the Board of Directors in 1996, 1997, 1998, 1999, 2000 and 2002. The amount of Common Shares "A" that may be subscribed to or purchased through the exercise of the options granted to him is set forth below. At the date hereof, none of these options have been exercised.

»Directors, Senior Management and Employees	Item 6

Plan of June 26, 1996	20,509 Common Shares "A" may be subscribed for until June 25, 2006 at a per Share price of € 31.02. (of which 10, 254 vested from June 26, 2002);

Plan of June 27, 1997	15,382 Common Shares "A" may be subscribed for until June 25, 2007 at a per Share price of € 29.25;

Plan of September 16, 1997	35,890 Common Shares "A" may be subscribed for at a per Share price of € 38.14 between
September 16, 2002 and September 5, 2007;

Plan of May 18, 1998	15,382 Common Shares "A" may be subscribed for at a per Share price of € 41.27 between
May 19, 2003 and May 18, 2008;

Plan of June 2, 1999	71,779 Common Shares "A" may be subscribed for at a per Share price of € 37.47 between
June 3, 2004 and June 2, 2009;

Plan of December 22, 2000	100,000 Common Shares "A" may be subscribed for at a per Share price of € 46.35 between
December 23, 2005 and December 22, 2010; and

Plan of March 28, 2002	75,000 Common Shares "A" may be purchased at a per share price of € 59.84 between
March 29, 2006 and March 28, 2012.

  No options to subscribe for or purchase Shares were granted to any other executive officers of the Company.

  Options granted to non-executive officer employees of the Company

  The following table sets forth the number and average purchase or subscription price of the options to purchase Common Shares "A" granted by the Board of Directors in 2002 (See "Note 12 to the Consolidated Financial Statements") to the 10 non-executive officer employees who received the greatest number of options among employees of theCompany and subsidiaries included in the options program:

Plan of that may be purchased upon exercice	Number of Common Shares "A" per Common Share "A"	Average Purchase Price

March 28, 2002	190,300	€ 59.84

  »Directors, Senior Management and Employees

  The following table sets forth the number and average price of the options to purchase or subscribe for Common Shares "A" granted since 1996 by the Board of Directors (See Note 12 to the Consolidated Financial Statements) which were exercised by the 10 individuals who as at

December 31, 2002 were non-executive officer employees who exercised the greatest number of options among employees of the Company and subsidiaries included in the options program:

plans of	Number of Common Shares "A" acquired	Average purchase orsubscription price per Common Share "A"

June 26, 1996	7,150	€ 31.02
June 27, 1997	-	-
September 16, 1997	-	-
May 18, 1998	-	-
November 25, 1998	-	-
June 2, 1999	-	-
November 8, 1999	-	-
December 22, 2000	-	-
July 25, 2001	-	-
March 28, 2002	-	-

  No company of the Group other than Pechiney has granted in 2002, or in previous years, options to purchase Shares.

»Directors, Senior Management and Employees	Item 6

  Employees

  Employees by Geographic Region, Business Segment, and Professional Category

The following table sets forth, by geographic region and business sector, the number of employees of the Group’s consolidated companies over the last three years.

employees by geographic region as of December 31(1)	2002	2001	2000

France	16,898	17,198	16,150
Rest of Europe	6,613	6,745	5,441
North America	6,679	7,965	7,412
Asia/Pacific	1,064	1,010	909
Rest of World	2,746	1,577	1,360

Total	34,000	34,495	31,272

  (1) Not adjusted to reflect changes in the Group’s structure.

employees by business segment as of December 31(1)	2002	2001	2000

Primary Aluminium	6,495	6,151	5,877
Aluminium Conversion	7,967	8,254	7,653

Packaging	16,154	16,494	14,142

Feroalloys and Other Activities	2,153	2,427	2,433
International Trade	770	783	823
Holdings	461	386	344

Total	34,000	34,495	31,272

  (1) Not adjusted to reflect changes in the Group’s structure.

  The reduction in overall headcount in 2002 compared with 2001 does not represent the net effect of changes in the Group’s scope of consolidation. Acquisitions of companies by the Group during 2002 resulted in a slight increase in headcount, although this was more than offset by headcount reductions resulting from disposals during the year.

  This reduction resulted principally from improvements in productivity and from adjustments reflecting the economic situation. The principal workforce reductions took place primarily in the lamination segment in the United States (Pechiney Rolled Products), the extrusions and casting alloys segment in Europe (Pechiney Aviatube and Pechiney Aviatube UK), the cosmetics packaging segment in the United States and the ferroalloys segment in France.

  In contrast, the workforce increased in primary aluminum due to sales techniques and the preparation of the AP 50 project.

  The following table sets forth, by geographic region, the breakdown of employees by professional category.

  »Directors, Senior Management and Employees

Employees by professional category as of December 31, 2002	France	Other countries	Group total

Engineers and management	11%	8%	9%
Technicians	16%	10%	13%
Other employees	15%	15%	15%
Plant workers	58%	67%	63%

  Labor Policy

  A significant percentage of the Group’s employees in Europe and the United States are members of labor unions. As required by French and European law, the Company’s management holds annual meetings with a delegation of French union representatives and a delegation of employee representatives of Group entities in Europe in order to respond to questions regarding the Group’s economic and employment situation. Management also conducts other meetings with employee representatives (for a description of employee representation on the Board of Directors of the Company, see "- Board of Directors").

  Significant events involving labor relations during 2002 were as follows:

    in early 2002, the last of the employee demonstrations took place relating to the discontinuation of magnesium production in 2001;
    in the second half 2002, a new collective bargaining agreement was signed, for a validity of two years, between the management and the Pechiney rolled products division at Ravenswood.

  In January 2003, three French subsidiaries of the Group undertook an information gathering mission in which they consulted with representatives of their employees on new industrial restructuring plans, which could result in the suppression of approximately 600 jobs. The sites which potentially could be impacted are:

  • Aluminium Pechiney in Auzat and Sabart (Ariège) and the central business headquarters for Casting Alloys;

    Pechiney Softal in Aubagne (Bouches du Rhône);
    Lir-France, a subsidiary of Techpack International, in Avallon (Yonne) and Provins (Seine et Marne).

  Profit Sharing Plans

  In accordance with the regulation (ordonnance) No. 86-1134 of October 21, 1986 concerning profit- sharing plans, almost every French company of the Group has, over the past few years, entered into or renewed profit sharing agreements with their employees. Such arrangements allocate a portion of the profits to employees based partly on financial results and partly on specific performance criteria, such as cost reduction and quality of products or services provided to the customer. The employees’ share of the profits may be invested in various employee mutual funds included in the Group’s employee shareholding plans.

  The employees’ share of the profits that is invested in the employee shareholding plans of the Pechiney Group, as well as personal investments in such employee shareholding plans by employees, benefit from an additional contribution by the Company.

  The following table sets forth the payments made by the Group pursuant to the different profit sharing plans during the last five years:

(in millions of €)	(1)2002	2001	2000	1999	1998
Profit sharing	21.2	16.9	16.8	21.6	27.0
Participation	3.3	4.9	5.5	6.4	5.0
Financial contribution of the group	0.8	0.8	(2)1.6	(2)0.8	(2)1.4

(1)	Forecast.
(2)	Including the financial contribution of the Group to the acquisition of Pechiney Shares by its employees (Action 2 program from 1998 to 2000).

»Directors, Senior Management and Employees	Item 6

  A performance management program, applicable since 1997 to the entire management team of the Group, aims at increasing the focus of the management on specific targets. The program includes bonus payments that vary depending on individual and collective performance. The amount of bonuses paid in 2002 for the year 2001 totaled €10 million for the French companies in the Group, i.e., an average of 9% of the fixed compensation of the relevant managers. In the United States, such variable compensation may be much more significant. For a manager at the level of factory manager or higher, variable compensation may represent approximately 40% of fixed compensation.

  Some employees also benefit from stock options plans or "Stock Appreciation Rights" (see Note 12 to the Consolidated Financial Statements).

  Employee Shareholding

  Employee Share Subscription and Purchase Program

  Action 2
  Since September 1998, within the framework of the system established by regulation (ordonnance) No. 86-1134 dated October 21, 1986, the Company has offered a program, called Action 2, for employees of the Group’s French companies with at least six months of service which gives them the opportunity to purchase Common Shares "A" on Euronext Paris. These purchases occur at the beginning of each quarter within the framework of the Company’s shareholding plan (articles L. 443-1 et seq. of the French Labor Code).

  In order to allow employees to optimize their investment and to minimize related transaction costs for both Pechiney and the employees, employees invest through the Group’s employee mutual investment funds, established within the framework of the Group’s employee shareholding plans.

  Employee participation in Action 2 is generally accompanied by financial incentive in the form of a cash contribution from the employer, which is added to the personal investment made by the employee. In 2000, this employer contribution amounted to 35% of the employees’ personal investment up to 1,219.60, and 20% if the employee’s investment was between € 1,219.61 and 4,573.47. The amount of the employer contribution is capped at 1,097.63 per employee per year.

  The Action 2 program, as well as its proposed extension to other European countries where the Group operates, was suspended provisionally in 1999. Action 2 was restarted in 2000.

  Capital Increases Reserved to Employees
  During fiscal year 2001, Action 2 was again suspended to permit a capital increase consisting of an investment program and a leveraged investment plan aimed at the employees of the countries where the Group operates. This transaction took place in accordance with articles L. 225-138-.IV. of the French Commercial Code and L. 443-5 of the French Labor Code, after adoption of the thirteenth resolution by the Shareholders’ General Meeting on March 29, 2001. Pechiney also set up various Group shareholding plans under the provisions of articles L. 443-1 et seq. of the French Labor Code to complement the shareholding plan already in effect.

  Employees of the Company and its direct and indirect subsidiaries located in France, Greece, Mexico, Spain, Italy, the Netherlands and the United Kingdom, in accordance with article L. 444-3 of the French Labor Code, were able to participate in the shareholding plan through one of two formulas proposed. Employees of the Group’s subsidiaries in Germany and the United States were able to participate in the plan through the traditional investment formula.

  In total, 855,277 new Common Shares "A" were issued, of which 736,325 Common Shares "A" were issued under the leveraged investment formula and 118,952 Common Shares "A" under the traditional investment formula. These new Shares were issued at a price per Share of 45.65 (i.e., an issuance premium of € 30.40 per Share purchased). These Shares were subscribed either directly or through the intermediary of the Group’s mutual investment funds (FCPE Actions Pechiney, FCPE Levier Actions Pechiney, FCPE Pechiney Classic, FCPE Pechiney Leverage and FCPE Pechiney Leverage Italia).

  All of these employee mutual investment funds are regulated by articles L. 214-24 and L. 214-40 of the French Financial and Monetary Code (Code monétaire et financier) and are registered with the COB. This capital increase was completed on January 24, 2002.

  Employee Participation in the Capital of the Company

  At December 31, 2002, the total number of Common Shares "A" held by the employees of the Group totaled 2,051,394 (in addition to Common Shares "A" purchased through stock options), representing at December 31, 2002 approximately 2.48% of the capital and 2.64% of voting rights. This number includes not only those Shares held by the Company’s employees within shareholding plans set up by the Company (pursuant to article L. 443-1 through L. 443-9 of the French Labor Code) or through the Company’s mutual investment funds but also those Shares directly held by employees that were acquired pursuant to the privatization law and that are currently freely transferable.

  As required under article L. 225-102 of the French Commercial Code, the Company has indicated that at December 31, 2002, the number of Shares held by employees of the Group within the framework of shareholding plans set up by Pechiney in accordance with articles L. 443-1 through L. 443-9 of the French Labor Code, or through the Company’s employee mutual investment fund, totaled 1,726,531 Common Shares "A", representing at December 31, 2002 approximately 2.09% of the share capital of Pechiney and 2.22% of the voting rights at Pechiney Shareholders’ meetings.

  »Directors, Senior Management and Employees

»Major Shareholders and Related Party transactions	Item 7

  Major Shareholders

  Information regarding the Company’s major shareholders and changes in the Company’s shareholding during the past three years is set forth in Note 12 to the Consolidated Financial Statements.

  The following table sets out to the best of the Company’s knowledge the Shareholders holding more than 5% of Pechiney’s stock capital at December 31, 2002:

	Common	% of Share	(1)% of Voting
	Shares "A"	Capital	Rights

Franklin Resources, Inc.(2)	5,396,777	6.54%	6.94%
AGF Assurances	5,081,067	6.16%	6.53%
Fidelity investments(3)	4,179,328	5.06%	5.37%

(1)	Consistent with local law, no voting rights attach to 982,669 Common Shares "A" held by Pechiney Nederland N.V., 1,163,642 Common Shares "A" purchased by the Company in 2000, 1,394,254 Common Shares "A" and 14,099 Preferred Shares "B" purchased by the Company in 2001 and 1,162,274 Common Shares "A" purchased by the Company in 2002.
(2)	Shares held by Franklin Resources, Inc. and its affiliates, including Templeton Worldwide Inc., and through investment funds and client accounts managed by Franklin Resources, Inc.
(3)	FMR Corp and Fidelity International Ltd, on behalf of funds managed by their subsidiaries.

  In February 2000, Electricité de France sold all of its Common Shares "A" of the Company which,at December 31,2001,amounted to 6,321,990 shares representing 7.75% of outstanding share capital and 8.10% of voting rights as of that date.

  As at January 29,2003,date of a meeting of the Board of Directors, Pechiney had not been notified of a change in the percentage ownership of the major shareholders listed above.

  There is no group of stable shareholders,the entire share capital of the Company (with the exception of Shares held by the Group or its employees) being considered floating.See Note 12 to the Consolidated Financial Statements.
  Shareholders holding more than 5%of the Company 's capital stock do not have different voting rights.

  As at January 29,2003,date of a meeting of the Board of Directors,no shareholders ' agreement regarding its share capital had been notified to the Company.

  There is no arrangement known to the Company, the operation of which may at any subsequent date result in a change of control of Pechiney. Pechiney is not directly or indirectly owned or controlled by another corporation, by any government or any other natural or legal person.

  To Pechiney’s knowledge, at December 31, 2002, 5,136,002 ADRs representing 2,568,001 Common Shares "A" were held in the United States through the Depositary by approximately 900 beneficial owners and 162 registered holders. In the United States, there were 279 record holders of the Common Shares "A" and, to the best knowledge of the Compagny no holders of the Preferred Shares "B" at December 31, 2002. Pechiney estimates that between 35% and 45% of its Common Shares "A" are held by U.S. persons.

  »Major Shareholders and Related Party Transactions

  Related Party Transactions

  In the ordinary course of business, the Group engages in transactions with various organizations in which certain of the Company’s directors and officers are interested, including BNP Paribas and Assurances Générales de France and their respective affiliates. These transactions were entered into on an arm’s length basis in accordance with the Company’s business practices.

  None of the individual transactions concluded during fiscal year 2002 between the Group and any one of its directors or organizations in which such directors may be interested, or between the Group and any of its significant shareholders, or organizations which may control such shareholders, are considered by the Company to be material.

  In addition, Pechiney has cash pooling arrangements with a number of its subsidiaries.

  At December 31, 2002, the Company had no outstanding loans to directors, executive officers or significant shareholders.

»Financial Information	Item 8

  Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements" for a list of the financial statements filed with this document. Total export sales (outside of France) for the Group for the year ended	December 31, 2002 amounted to 6.9 billion, which represented approximately 58.3% of total Group sales. See "Item 4. Information on the Company - Selected Consolidated Financial Data."

  Legal Proceedings

  Pechiney is involved in various routine legal proceedings, including tax proceedings, incidental to the ordinary course of its business. Management believes that the outcome of all legal pending legal and tax proceedings will not have a significant effect on Pechiney’s financial condition or results of operations, with the exception of the potential consequences of the proceedings described in "Item 4. Information on the Company - Legal Proceedings."

  Dividend Policy

  The declaration and amount of dividends to be paid on the Shares in respect of any period are subject to the decision of the Company’s shareholders at an Ordinary General Meeting. Pursuant to French law, the payment of dividends must be made within nine months following the end of the fiscal year to which they relate.

  Under French law and the Company’s by-laws, the Company’s net income in each fiscal year, as increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior year years less any contributions to legal reserves, is available for distribution to Shareholders of the Company as dividends, subject to the other applicable requirements of French law and the Company’s statuts. See "Item 10. Additional Information - Memorandum and Articles of Association - Dividend and Liquidation Rights."

  The following table sets forth, for the years indicated, both:

    the amount of dividends paid per Common Share "A", per ADS and per Preferred Share "B" without including the French avoir fiscal;
    the amount of such dividends paid including the French avoir fiscal (before deduction of applicable French withholding tax).

  Dividends declared in respect of a given year are paid in the following year. Any future dividends will depend on the Company’s earnings, financial condition and other factors.

  »Financial Information

		Dividend per Common				Dividend per ADS(2)			Dividend per CIP or Preferred
		Share "A"(2)							Share "B"(2)

Year to Which Dividend	Excluding Avoir Fiscal		Including Avoir Fiscal		Excluding Avoir Fiscal		Including Avoir Fiscal		Excluding Avoir Fiscal		Including Avoir Fiscal

Relates(1)
	(€)	($)	(€)	($)	(€)	($)	(€)	($)	(€)	($)	(€)	($)
1998	0.80	0.93	1.20	1.40	0.40	0.47	0.60	0.70	1.96	2.29	2.94	3.43
1999	0.81	0.77	1.21	1.15	0.40	0.38	0.60	0.57	0.81	0.77	1.21	1.15
2000	1.00	0.93	1.50	1.40	0.50	0.47	0.75	0.70	3.31	3.08	4.96	4.61
2001	1.00	0.89	1.50	1.34	0.50	0.45	0.75	0.67	1.79	1.59	2.68	2.39

2002(3)	1.00	1.05	1.50	1.57	0.50	0.52	0.75	0.79	1.65	1.73	2.47	2.59

(1)	Pursuant to French law, payments of dividends must be made within nine months following the end of the fiscal year to which they relate.
(2)	The Company has paid dividends in euros since 1999. The U.S. dollar amounts for dividends related to 1998 (paid in 1999) provided in the above table have been translated solely for convenience into dollars at the Noon Buying Rate (as defined under "- Exchange Rate Information") on the dividend payment date, or on the following business day if such date was not a business day in France or the United States. Avoir fiscal amounts have been converted into dollars at the same rates on the dividend payment dates, although such amounts are paid subsequent to such payment dates.
(3)	Subject to approval at the Shareholders’ General Meeting convened for April 3, 2003. The exchange rate used in this table for the year 2002 dividend is € 1.00 = $1.0487, the ECB Rate on December 31, 2002.

  Dividends paid to holders of ADSs, Common Shares "A", or Preferred Shares "B" who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Holders who qualify for benefits under an applicable tax treaty and who comply with the procedures for claiming treaty benefits may be entitled to a reduced rate of withholding tax and, in certain circumstances, an additional payment by the French Treasury (net of withholding tax) representing part of the French avoir fiscal, or part of the précompte, or tax credit, subject to the conditions provided for in the relevant treaty and under French law (see "Item 10. Additional Information - French Taxation - Taxation of Dividends"). Holders of ADSs,

  Common Shares "A" or Preferred Shares "B" should consult their own advisors with respect to the tax consequences of an investment in ADSs or Common Shares "A" or Preferred Shares "B".

  Holders of Preferred Shares "B" are entitled to a preferential dividend, which, pursuant to the Company’s by-laws, is prior in right to the payment of any dividend in respect of the Shares (see "Item 10. Additional Information - Memorandum and Articles of Association - Dividend and Liquidation Rights").

  Significant Changes

  For a description of significant changes after December 31, 2002, see Note 3 to the Consolidated Financial Statements.

»The Offer and Listing	Item 9

  Market Information

  General

  The Common Shares "A" have been listed on the Premier Marché of Euronext Paris S.A. (Euronext Paris, previously known as the Paris Bourse) under the Sicovam code 13290 since December 18, 1995. They are included in the SBF 120 index and also form the underlying security for certain options traded on the MONEP options market. On a European level, Pechiney’s Common Shares "A" are included in the Dow Jones Euro STOXX index.

  The SBF 120 index is compiled by Euronext Paris and consists of the 120 largest French companies, in terms of market capitalization, listed on Euronext Paris.

  The ADSs, each representing one half of one Common Share "A", are listed on the New York Stock Exchange (NYSE) under the symbol "PY". The Common Shares "A" are also traded in euros on SEAQ International under the symbol PECHaq.L. The Preferred Shares "B" are listed on the Premier Marché of Euronext Paris under the Sicovam code 3640.

  There have been no significant trading suspensions of Pechiney shares or ADSs in the past three years.

  Since Pechiney’s "A" and "B" shares have been quoted in euros since January 4, 1999, historical data presented in this report for periods prior to such date have been converted into euros.

  Euronext Paris

  On September 22, 2000, upon successful completion of an exchange offer, the ParisBourseSBF SA, or the "SBF", the Amsterdam Stock Exchange and the Brussels Stock Exchanges merged to create Euronext N.V., the first pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Stock Exchange and the Brussels Stock Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris SA. Securities quoted on exchanges participating in Euronext will be traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris’ trading markets as well as the regulation of those markets.

  Euronext N.V. has been listed on the Premier Marché of Euronext Paris since July 2001. In January 2002, Euronext N.V. acquired the London International Financial Futures and Options Exchange (LIFFE), London’s derivatives market. In February 2002, Euronext N.V. acquired Bolsa de Valores de Lisboa e Porto, the Portuguese stock exchange, and renamed it Euronext Lisbon.

  Securities approved for listing by Euronext Paris are traded in one of three markets. The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow companies seeking development capital to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marché Libre OTC.

  Admission to the Premier Marché is subject to certain capital adequacy and liquidity requirements determined by Euronext Paris. In addition, companies applying for listing on the Premier Marché are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities.

  Securities listed on Premier Marché are placed in one of two categories depending on the volume of transactions. The Common Shares "A" are currently listed in the category known as Continu, which includes the most actively traded securities. The minimum yearly trading volume required to be in Continu for a company already listed on a regulated market of Euronext Paris is 2,500 trades, i.e., on average approximately 10 trades per business day.

  » The Offer and Listing

  Securities listed on the Premier Marché are officially traded through authorized financial intermediaries that are members of Euronext Paris. Securities are traded continuously on each business day from 9:00 a.m. through 5:25 p.m., with a pre-opening session from 7:15 a.m. through 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m., during which transactions are recorded but not executed, and a closing auction at 5:30 p.m. (Paris Time). Any trade effected after the close of a stock exchange session is recorded on the next Euronext Paris trading day at the previous session’s closing price for the relevant security.

  Euronext Paris may suspend trading in an issuer’s listed securities if quoted prices exceed certain price limits defined by Euronext Paris regulations. In particular, if the quoted price of a Continu security varies by more than 10% from the previous day’s closing price, trading may be suspended for 4 minutes. Further suspensions for 4 minutes are also possible if the price again varies by more than 10% from the threshold at which the suspension was initiated. Trading may again be suspended for 4 minutes if the price varies by more than 2% from the last quoted price. Euronext Paris may also suspend trading of a listed security in certain other limited circumstances, including, for example, unusual trading activity in such security. In addition, in exceptional cases, the CMF and the COB may require Euronext Paris to suspend trading.

  Trades of securities listed on the Premier Marché are settled on a cash basis. Market intermediaries are also permitted to offer investors to place orders on a deferred settlement basis (ordre stipulé à réglement différé or OSRD) for a fee. The OSRD is only available for trades in securities which either (i) are a component of the SBF 120 index or (ii) have both a total market capitalization of at least € 1 billion and a daily average trading volume of at least € 1 million. The Company’s Shares are eligible for the OSRD. Investors can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month, or to pay an additional fee and postpone the settlement decision to the determination date of the following month.

  Equities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser’s account. In accordance with French securities regulations, any sale of shares executed on a deferred settlement basis during the month of a dividend payment date is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account is credited with an amount equal to the dividend paid and the seller’s account is debited by the same amount.

  Prior to any transfer of securities held in registered form on the Premier Marché, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France SA, a registered clearing agency. Transactions in securities are initiated by the owner giving instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Premier Marché of Euronext Paris are cleared and settled through Euroclear France SA using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

»The Offer and Listing	Item 9

  Price History of the Shares

  Common Shares "A"

  The following tables set forth, for the periods indicated, certain trading data for Pechiney’s Common Shares "A" on Euronext Paris:

(in euros)	2002	2001	2000	1999	1998

High	63.80	68.65	81.00	71.00	47.09
Low	24.50	30.04	37.90	26.70	23.23
Year end	34.82	57.90	48.69	70.95	27.82
Average value of daily trading
(in thousands of euros)	22,081	19,011	15,437	12,743	8,740

Year	Quarter ended	High (in euros)	Low (in euros)

2001	March 30	48.94	46.65
	June 29	68.65	45.22
	September 28	63.40	30.04
	December 31	59.40	40.35

2002	March 29	63.80	57.05
	June 28	61.85	45.20
	September 30	48.93	26.90
	December 31	39.60	24.50

  »The Offer and Listing

	Month	Monthly Volume of Shares	Average Daily Volume of Shares	Average Value of Daily Volume (in thousands of euros)	High (in euros)	Low (in euros)

2001	July	7,341,640	333,711	19,368	63.40	51.55
	August	4,633,242	201,445	11,279	61.70	53.00
	September	6,300,677	315,034	14,056	56.35	30.04
	October	6,971,097	303,091	14,068	51.45	40.35
	November	6,797,203	308,964	16,377	56.70	47.41
	December	5,515,999	306,444	17,070	59.40	52.60

2002	January	6,012,852	273,311	16,458	63.25	57.05
	February	14,662,373	733,119	43,580	63.80	57.20
	March	7,574,272	378,714	22,666	61.95	58.10
	April	15,532,589	739,647	42,260	61.85	53.65
	May	12,289,277	558,604	32,014	60.20	54.00
	June	8,669,944	433,497	21,991	57.90	45.20
	July	11,429,012	496,914	21,699	48.93	36.60
	August	10,236,656	465,303	17,537	42.00	34.00
	September	7,210,102	343,338	11,269	37.31	26.90
	October	9,842,303	427,926	12,617	33.95	24.50
	November	8,718,254	415,155	13,722	39.60	28.76
	December	6,040,148	302,007	10,609	39.50	30.50

2003	January	9,349,464	424,976	12,429	34.30	24.66
	February	9,588,791	479,440	11,863	27.30	21.02

  Source: Monthly activity reports of Euronext

»The Offer and Listing	Item 9

  American Depositary Shares ("ADSs")

  The Bank of New York serves as depositary with respect to the ADSs traded on the NYSE. The following table sets forth, for the periods indicated, the high and low sales price per ADS on the NYSE:

(in $)	2002	2001	2000	1999	1998

High	28.13	30.00	41.25	36.44	25.25
Low	12.17	16.05	16.38	15.69	13.63

Year		Quarter ended		High (in $)	Low (in $)

2001		March 30		21.30	20.92
		June 29		30.00	20.35
		September 28		26.80	16.05
		December 31		26.05	18.65

2002		March 29		28.13	25.25
		June 28		27.75	22.67
		September 30		24.10	13.58
		December 31		19.50	12.17

Year		Month		High (in $)	Low (in $)

2001		July		26.80	23.30
		August		26.20	23.80
		September		24.80	16.05
		October		23.00	18.65
		November		25.10	21.40
		December		26.05	24.00

2002		January		28.13	25.34
		February		27.55	25.25
		March		27.24	25.60
		April		27.20	24.25
		May		27.75	24.25
		June		26.90	22.67
		July		24.10	18.45
		August		20.10	16.68
		September		18.22	13.58
		October		16.25	12.17
		November		19.50	14.60
		December		19.45	16.55

2003		January		18.00	13.95
		February		14.35	11.52

  Source: Monthly activity reports of The Bank of New York

  »The Offer and Listing
The number of ADSs outstanding remained stable in 2002 at 5,136,002 ADSs on December 31, 2002 compared with 5,080,676 ADSs on December 31, 2001. As in 2001, the number of ADSs rose during the first	part of the year to reach 5,585,994 ADSs in July 2002 and then declined steadily in the second part of the year.

  Preferred Shares "B"

  Pechiney’s Preferred Shares "B" result from the distribution of voting right certificates (certificats de droit de vote) previously held by the French government to the holders of preferred investment certificates (certificats d’investissement privilégiés or "CIPs"). Since June 25, 1997, the Preferred Shares "B" have been listed on the Premier Marché of Euronext Paris under Sicovam code 3640.

The following tables set forth, for the periods indicated, certain trading data for Preferred Shares "B" traded on Euronext Paris:

(in euros)	2002	2001	2000	1999	1998

High	59.60	65.10	80.90	72.75	46.95
Low	26.40	30.10	39.57	30.80	28.36
Year end	36.70	54.40	48.00	72.75	30.95
Average value of daily trading
(in thousands of euros)	43	63	194	129	119

Year		Quarter ended		High (in euros)	Low (in euros)

2001		March 30		53.00	50.80
		June 29		65.10	49.55
		September 28		59.70	30.10
		December 31		54.55	39.52

2002		March 29		59.60	52.50
		June 28		59.05	43.51
		September 30		48.50	26.40
		December 31		40.40	26.63

»The Offer and Listing	Item 9

	Month	Monthly Volume of Shares	Average Daily Volume of Shares	Average Value of Daily Volume(in thousands of euros)	High (in euros)	Low (in euros)

2001	July	10,635	483	27	59.70	51.10
	August	19,018	951	44	57.60	51.90
	September	21,623	1,081	44	52.40	30.10
	October	14,672	638	29	48.09	39.52
	November	23,423	1,171	53	53.55	45.00
	December	24,242	1,347	69	54.55	48.50

2002	January	25,383	1,154	65	59.60	52.50
	February	10,899	545	31	58.50	53.00
	March	34,234	1,802	98	58.40	55.35
	April	13,671	651	36	59.05	51.15
	May	11,278	564	27	55.35	48.70
	June	6,114	340	15	54.00	43.51
	July	28,316	1,287	54	48.50	36.10
	August	21,768	989	36	41.76	33.90
	September	33,114	1,577	50	37.95	26.40
	October	48,763	2,217	62	33.50	26.63
	November	13,198	660	22	40.40	31.50
	December	9,581	479	18	39.86	34.00

2003	January	8,853	422	14	37.20	31.80
	February	34,597	1,730	53	33.49	29.50

  Source: Monthly activity reports of Euronext

  At the Shareholders' Meeting scheduled to take place on April 3, 2003 the Company's Shareholders will be requested to vote on a resolution proposed by two Shareholders. If approved by the Shareholders and subsequently by a special meeting of the holders of Preferred Shares "B", this resolution will result in the conversion of all Preferred Shares "B" into

  Common Shares "A" (save for four Preferred Shares "B" held by the Company, which will be cancelled). For further information, see "Item 10. Additional Information – Description of Share Capital – Capital Structure of the Company".

  » The Offer and Listing

  Other Listed Securities

  As of December 31, 2002, there are no securities representing a portion of the Company’s capital stock, which are not listed on the Paris stock exchange.

  Non-Equity Securities

  Pechiney has issued two series of debt securities authorized by the Board of Directors pursuant to authority granted by the Shareholders on November 6, 1995:
  (i) FF 1,500,000,000 (equivalent to € 228,673,526) in 5.10% bonds due May 11, 2005, in the form of 300,000 bonds with a nominal value of FF 5,000 (equivalent to € 762.25) issued on April 14, 1998. These bonds are listed on the Premier Marché of Euronext Paris (Sicovam code 20-909); and
  (ii) FF 350,000,000 (equivalent to € 53,357,156) in bonds due July 29, 2005 indexed on Pechiney’s Shares, in the form of 35,000 bonds with a nominal value of FF 10,000 (equivalent to € 1,524.49) issued on June 2, 1998. These bonds are listed on the Premier Marché of Euronext Paris (Sicovam code 20-943).

  These securities are described in Note 15 to the Consolidated Financial Statements.

  Securities Giving Access to the Company’s Share Capital

  Pursuant to the delegation granted in April 2002 by the Board of Directors in accordance with the authorization given by the General Shareholders Meeting held on March 28, 2002, the Chairman of the Board resolved on April 2, 3 and 8, 2002, to proceed with an issuance of convertible and/or exchangeable bonds (obligations convertibles et/ou échangeables en actions nouvelles ou existantes, or "OCEANE"). The aggregate amount of the OCEANE issuance was € 595,124,859 represented by 7,908,636 bonds with a nominal value of 75.25 each. Other than in the event of early redemption at the option of the issuer, the then outstanding OCEANE will be redeemable in full on January 1, 2007 (or the following business day), at up to an amount of € 82.21 per OCEANE, representing approximately 110.05% of their nominal amount. The OCEANE may be exchanged for existing Common Shares "A", or converted into new Common Shares "A" to be issued by Pechiney, from May 21, 2002, until December 20, 2006, at a ratio of one Common Share "A" per OCEANE (subject to the adjustment of the conversion or exchange ratio in the event of the adjustment events as set forth in the terms and conditions of the OCEANE). The terms and conditions of the OCEANE are set out in a final prospectus (note d’opération definitive), which received the visa number 02-306 from the COB on April 3, 2002. The OCEANE are listed on the Premier Marché of Euronext Paris S.A. (Sicovam Code 18840). During fiscal year 2002, no OCEANE were repurchased on the market or redeemed early by Pechiney, or exchanged or converted into shares.

  The following table sets forth, for the periods indicated, certain trading data for the OCEANE traded on Euronext Paris:

	Month	Monthly Volume of Shares	High (in euros)	Low (in euros)

2002	May	5,440	76.30	73.70
	June	13,740	76.00	71.00
	July	25,431	72.00	68.50
	August	12,312	70.00	63.00
	September	15,021	72.00	67.80
	October	77,268	75.00	66.55
	November	641	72.50	66.70
	December	1,532	74.00	70.50

2003	January	78,391	72.00	69.00

  For additional information on the OCEANE, please refer to "Item 10. Additional information."

»Additional Information	Item 10

  Description of Share Capital

  Capital Structure of the Company

  The Company currently has two outstanding classes of shares: Class A Common Shares (the Common Shares "A") and Class B Preferred Shares (the Preferred Shares "B"), each of which has a par value of € 15.25 per Share (collectively, the "Shares").

  As of December 31, 2002, there were 81,422,639 Common Shares "A" and 1,091,044 Preferred Shares "B" outstanding, for a total of 82,513,683 Shares, all of which are authorized, issued and fully paid. The Company’s share capital at December 31, 2002 amounted to 1,258,333,665.75. As of December 31, 2001, the Company’s share capital amounted to 1,245 million, divided into 81,626,190 Shares (80,535,146 Common Shares "A" and 1,091,044 Preferred Shares "B"). For details on changes in the Company’s share capital since 2001 and over the last three years, please see Note 12 to the Consolidated Financial Statements.

  At the meeting of the Company’s Board of Directors held on January 29, 2003, the Board noted the number and value of Shares issued during 2002 following the exercise of stock options granted in 1996, and adopted corresponding amendments to the articles of the Company’s by-laws relating to the share capital and the number of Shares outstanding. During 2002, 32,216 Shares were subscribed through the exercise of stock options, leading to the issuance of 32,216 Common Shares "A". A more detailed description of the stock options granted by the Company is set forth in Note 12 to the Consolidated Financial Statements.

  Pechiney Nederland N.V., a 100% subsidiary of Pechiney, holds 982,669 Common Shares "A" which, in accordance with article L. 233-31 of the French Commercial Code (Code de commerce), do not have voting rights. Pechiney Nederland N.V. received:

    982,320 of these Shares in December 1997 as a result of the merger of Pechiney International with and into Pechiney, in exchange for Pechiney International Shares held by it, and
    349 of these Shares in May 1998 when it purchased fractional entitlements to receive Pechiney International Shares resulting from the merger of Pechiney International with and into Pechiney under compensation and overcompensation transactions carried out by financial intermediaries after such merger.

  In addition, as of December 31, 2002, Pechiney held 3,734,269 of its own Shares, of which 3,720,170 were Common Shares "A" and 14,099 were Preferred Shares "B". In accordance with article L. 225-210 of the French Commercial Code, these Shares do not have voting rights or give right to dividends. These Shares were purchased as follows:

    1,163,642 Common Shares "A" during fiscal year 2000 pursuant to the authorization to purchase its own Shares granted by the Shareholders’ General Meeting held on June 2, 1999,
    1,394,254 Common Shares "A" and 14,099 Preferred Shares "B" purchased during fiscal year 2001 pursuant to the authorization granted by the Shareholders’ General Meeting held on March 29, 2001, and
    1,162,274 Common Shares "A" purchased during fiscal year 2002 pursuant to the authorization granted by the Shareholders’ General Meeting held on March 23, 2002.

  As a result, the number of voting rights attached to the 82,513,683 outstanding Shares amounts to 77,796,745 and the number of Shares "A" and "B" giving right to a dividend is 78,779,414 (77,702,469 Common Shares "A" and 1,076,945 Preferred Shares "B"). For details on the authorizations granted to the Board to issue equity securities and on the Company’s outstanding convertible/exchangeable debt instruments, see below "-- Memorandum and Articles of Association". For details on the Company’s stock options, see Note 12 to the Consolidated Financial Statements.

  On January 24, 2002, 855,277 Common Shares "A" were issued in connection with an employee offering pursuant to articles L. 225-138-IV of the French Commercial Code and L. 443-5 of the French Labor Code and pursuant to the authorization granted by the thirteenth resolution adopted by the Shareholders’ General Meeting held on March 29, 2001 and terms set by the Board of Directors on December 14, 2001. All of these Shares have been purchased, directly or through the Company’s employee mutual investment fund governed by articles L. 214-4 and L. 214-40 of the French Financial and Monetary Code, by employees of the Company and French and foreign affiliates, as defined in article L. 225-180 of the French Commercial Code, who participate in the group savings plan established by the Company pursuant to articles L. 443-1 et seq. of the French Labor Code.

  » Additional Information

  As a result of this employee offering (which is described in the prospectus dated December 14, 2001 which received the COB visa No. 01-1447 on December 14, 2001), the share capital of the Company increased to 1,257,842,371.75 on January 24, 2002. As of that date, there were 81,390,423 Common Shares "A" and 1,091,044 Preferred Shares "B" outstanding, each of which has a par value of € 15.25 per Share, for a total of 82,481,467 Shares. As a result, the number of voting rights attached to the 82,481,467 Shares then outstanding amounted to 78,926,803 as of that date and the number of Shares "A" and "B" giving right to a dividend was 79,909,472 (78,832,527 Common Shares "A" and 1,076,945 Preferred Shares "B").

  For details as to Pechiney’s stock option plans for directors, management and employees, see "Item 6. Directors, Senior Management and Employees-Options to Purchase Securities" and "- Employee Shareholding".

  In accordance with Articles L. 225-105 of the French Commercial Code and 128 of the French Decree no. 67-236 of March 23, 1967, two shareholders of Pechiney have requested to add a resolution to the agenda of the annual shareholders’ meeting scheduled to take place on second notice on April 3, 2003. The resolution, if approved, would result in the conversion of the

  Preferred Shares "B" into Common Shares "A" after the payment date of the dividend proposed in respect of the 2002 fiscal year. Pursuant to the proposed resolution, four Preferred Shares "B" currently held by the Company would be cancelled, and the remaining 1,091,040 Preferred Shares "B" would be converted into Common Shares "A" at a ratio of eleven Common Shares "A" for ten Preferred Shares "B", subject to the subsequent approval by a special meeting of the holders of Preferred Shares "B". If the conversion proposed by these two shareholders is approved by the General Shareholders’ Meeting and then by the special meeting of the holders of Preferred Shares "B", the 1,091,044 Preferred Shares "B" currently outstanding would no longer be listed on Euronext Paris and would be replaced by 1,200,144 newly issued Common Shares "A". Furthermore, the proposed conversion would lead to the cancellation of the preferential dividend rights currently conferred by the by-laws to the 1,091,044 Preferred Shares "B" currently outstanding. See "Item 10. Additional Information -Memorandum and Articles of Association - Dividend and Liquidation Rights." Thus, taking into account the cancellation of four Preferred Shares "B" held by the Company, the share capital would therefore be increased by an amount of 1,663,775 corresponding to the issuance of 109,100 new Common Shares "A", each with a nominal value of € 15.25.

»Additional Information	Item 10

  Memorandum and Articles of Association

  General

  The Company is a société anonyme, a form of limited liability company, established under the laws of France. The following is a summary description of the Company’s share capital and of certain provisions of its by-laws and applicable provisions of French law. This information does not purport to be complete and is qualified in its entirety by reference to the

  Company’s by-laws and to the applicable provisions of French law. You may obtain copies of the Company’s by-laws in French from the Greffe du Registre du Commerce et des Sociétés de Paris, France. An unofficial English translation of the by-laws is included as an exhibit to this document. Please refer to those full documents for additional details.

  Register, Object and Purpose of the Company

  The Company is registered with the Registre du Commerce et des Sociétés de Paris under number 562 095 166.

  Pursuant to article 3 of the Company’s by-laws, the purposes of Pechiney, in France and abroad, are the following:

    the manufacture, transformation and sale of any chemical, metallurgic, electrochemical, electrometallurgical products and of any wrapping products, and of their by-products, components, and raw materials;
    the manufacture and sale of any equipment necessary for the manufacture and transformation of these products;

    the prospecting, research, extraction and operation of any deposit of ore or ore substances and any source of energy; and
    any creation and operation of industrial firms or any industrial, commercial, financial, real estate operation with respect to the industry of these products.

  In general, the Company may perform any commercial, industrial, agricultural, real estate and financial operation with respect to the purposes stated above.

  Directors

  For a complete description of the Board of Directors’ powers under French law and Pechiney’s by-laws, see "Item 6. Directors, Senior Management and Employees - Directors and Senior Management - Board of Directors".

  Directors’ power to vote on agreements in which they are materially interested.

  In accordance with the by-laws of the Company and pursuant to article 225-38 of the French Commercial Code, any proposed agreement (except agreements in the ordinary course of business entered into on an arm’s length basis), either directly or indirectly, between (i) the Company and (ii) the Directeur Général (or Chief Executive Officer) or any Directeur Général Délégué (or Delegated Executive Officers), a member of the Board of Directors or any shareholder holding more than 5% of the voting rights of the Company or, if the shareholder is a company, with the company controlling directly or indirectly such shareholder, must be submitted to the Board for prior approval. Agreements in which such persons have an indirect interest must also follow the same procedure. If the interested party is a board member, such party is not entitled to vote on the issue. French law further requires such agreements to be submitted to the general meeting of shareholders for approval once entered into, upon presentation of a special report from the Company’s auditors. The interested party, directly or indirectly, may not vote on such a shareholders’ resolution.

  In case of equal votes, the President of the Board or the Director holding such position has a casting vote, except with respect to decisions approving related party transactions pursuant to article L. 225-38 et seq. of the French Commercial Code.

  Directors’ power to vote compensation

  The total compensation for all directors is voted by the Shareholders’ Meeting and is then allocated by the directors among themselves. The Board of Directors may also grant to some of its members exceptional directors’ fees in respect to a specific task or mandate. These special directors’ fees must correspond to actual work, or the director may be prosecuted under French criminal law. See "Item 6. Directors, Senior Management and Employees - Compensation of Directors and Officers -Directors’ Compensation".

  Borrowing powers exercisable by the directors

  In accordance with article L. 225-43 of the French Commercial Code, directors and executive officers may not borrow money or obtain a guarantee from Pechiney. Any such loan or guarantee would be void and may not be relied upon by third parties.

  »Additional Information

  Age requirements for retirement of directors

  In accordance with article L. 225-19 of the French Commercial Code, no more than one-third of the members of the Board of Directors may be more than 70 years old, unless the by-laws of the Company provide otherwise. Pechiney’s by-laws do not contain any provisions contrary to this age limit.

Number of Shares required for a director’s qualification Each director must, according to the Company’s by-laws, hold at least 200 Shares.

  Legal Characteristics of Common Shares "A" and Preferred Shares "B"

  Each Preferred Share "B" entitles its holder to receive a preferred dividend (see "- Dividend and Liquidation Rights"). Except for this right to receive a preferred dividend, Preferred Shares "B" are subject to the same statutory provisions as Common Shares "A", and their holders are entitled to the same rights. For details on the action necessary to change the rights of the holders of the stock and to amend the by-laws, please see "- Attendance and Voting at Shareholders’ Meetings".

  Article L.225-99 of the French Commercial Code requires that the Board of Directors convene a special general meeting of Holders of Preferred

  Shares "B" in order to approve all decisions taken by the Shareholders’ General Meeting that could result in a modification of rights of holders of Preferred Shares "B". Shareholders holding not less than 50% in the aggregate of the Preferred shares "B" (or 25% for a meeting held on second call) must be present in person or represented (by postal vote or proxy) at such special general meeting. Such meetings are generally conducted in accordance with the same procedural rules applicable to Extraordinary General Meetings of Shareholders (see "-- Attendance and Voting at Shareholders’ Meetings").

  Attendance and Voting at Shareholders’ Meetings

  General

  In accordance with French law, there are two types of Shareholders’ General Meetings, ordinary and extraordinary. A combined general meeting is a meeting of the Shareholders where matters pertaining to both Ordinary and Extraordinary General Meetings are addressed.

  Ordinary General Meetings of Shareholders are required for matters such as:

    appointing, replacing and removing directors,
    allocating fees to the Board of Directors,
    appointing statutory auditors,
    approving annual accounts,
    declaring dividends or authorizing dividends to be paid in Shares, issuing debt securities, and
    approving share repurchase programs.

  Extraordinary General Meetings of Shareholders are required for approval of matters such as:

    amendments to the Company’s by-laws;
    changes in the name or corporate purpose of the Company;
    approval of mergers in which the Company is not the surviving entity;
    approval of mergers in which the Company is the surviving entity but in connection with which the Company is issuing a portion of its share capital to the stockholders of the merged entity;
    increases or decreases in share capital (including a waiver of preferential subscription rights; see "-- Preferential Subscription Rights");
    creation of a new class of shares;

    authorization of the issuance of investment certificates or securities convertible or exchangeable into equity securities; and
    the liquidation of the Company prior to the end of its statutory term.

  Annual Ordinary Meetings

  The Board of Directors is required to convene an annual Ordinary General Meeting of all Shareholders for approval of the annual accounts within six months of the end of the Company’s fiscal year. This period may be extended by decision of the President of the Commercial Court (Tribunal de Commerce). Other ordinary or extraordinary meetings may be convened at any time during the year upon proper notice. Shareholders’ meetings may be convened by the Board of Directors or, if the Board of Directors fails to call a required meeting, by the Company’s statutory auditors or by a court-appointed agent. The court may be requested to appoint an agent:

    by one or more Shareholders holding in the aggregate at least 5% of the share capital of the Company, by any interested party including the workers’ committee in cases of emergency, or by certain duly qualified associations of Shareholders who have held their Shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of the Company.

  Notice of Ordinary and Extraordinary Shareholders’ Meetings

  At least 30 days before the date set for any general meeting, a preliminary notice (avis de réunion) must be published in France in the Bulletin des Annonces Légales Obligatoires (BALO) containing, among other things,

»Additional Information	Item 10

  the time, date and place of the meeting, the agenda for the meeting and a draft of the resolutions to be considered. A copy of the preliminary notice must be provided to the COB before publication. The COB also recommends that the preliminary notice be published in a newspaper of national circulation in France. Within 10 days of the announcement, additional resolutions to be voted on at the meeting may be proposed by:

    one or more Shareholders holding a specified percentage of Shares calculated on the basis of a formula relating to the Company’s share capital at the time, the workers’ committee, or
    a duly qualified association of Shareholders who have held their Shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of the Company.

  The Board of Directors must submit those resolutions to a vote of the Shareholders.

  At least 15 days prior to the date set for a general meeting on first call, and at least six days before any second call, a final notice (avis de convocation) must be sent by mail or, subject to certain conditions, by e-mail to all registered Shareholders who have held such Shares for more than one month prior to the issuance of the final notice. Notice of the meeting shall also be given in a newspaper authorized to publish legal announcements in the local administrative district (département) in which the Company is registered, as well as in the BALO, with prior notice to the COB. The notice must state, among other things, the type of meeting and the agenda, place, date and time for the meeting.

  No action may be taken at a meeting on any matter not listed on the agenda for the meeting other than the dismissal of members of the Board of Directors.

  Attendance and Voting at Shareholders’ Meetings
  Attendance at Ordinary and Extraordinary General Meetings and exercise of voting rights by holders of Common Stock "A" and Preferred Stock "B" are subject to certain conditions:

    a holder of registered Shares must have its Shares registered in its name in a Shareholder account maintained by BNP Paribas Securities Services on behalf of the Company;
    a holder of bearer Shares must obtain from the accredited financial intermediary with whom such holder has deposited its Shares a certificate indicating the number of Shares owned by such holder (certificat d’immobilisation) and stating that the such Shares are not transferable until the date and time fixed for the meeting. A holder of bearer Shares may attend the meeting and exercise such holder’s voting rights only upon transmission of the certificate to the Company.

  The foregoing formalities must be accomplished not less than five days prior to the relevant meeting. The Company’s by-laws provide that this five-day period may be reduced by the Board of Directors when it calls the meeting.

  Subject to the formalities referred to in the above paragraph, all Shareholders, upon proof of their identity, have the right to participate in general meetings - in person, by proxy, by mail or e-mail - and to vote the number of Shares they hold.

  In addition, any Shareholder who complies with the above-mentioned formalities may nonetheless sell all or part of his or her Shares while his or her registered Shares are registered with BNP Paribas Securities Services or while his or her bearer Shares are non-transferable, if such Shareholder notifies the accredited financial intermediary of the cancellation of such registration or non-transferability no later than 3:00 p.m. Paris time, on the day prior to the meeting, provided that, if he has requested an admission card or cast his vote by mail or proxy, he transmits to the accredited financial intermediary the elements allowing his vote or proxy to be cancelled or to modify the number of Shares and corresponding votes. If the cancellation occurs after 3:00 p.m. Paris time on the day prior to the meeting, the correcting information does not have to be transmitted. An amendment to the by-laws will be proposed at the next Shareholders’ meeting to conform such by-laws to new applicable regulations.

  The Board of Directors has the power, when it calls the meeting, to enable Shareholders to participate by videoconference or any other telecommunication means, to the extent permitted by law. Shareholders who participate by videoconference or by any other of these telecommunication means shall be deemed present for purposes of the quorum and majority.

  Since the General Meeting of the Shareholders held on March 29, 2001 (which adopted the fifth resolution amending article 36 of the by-laws), access to the general meetings of the Shareholders is no longer restricted to Shareholders holding at least 10 Shares.

  Proxies and Votes by Mail or E-mail
  Proxies will be sent to Shareholders upon request. In order to be counted, proxies must be received at the registered office of the Company or at the address indicated on the notice convening the meeting prior to the date of the meeting. Proxies may be granted by a Shareholder to his or her spouse, to another Shareholder or, in the case of a corporation, to a legal representative (who in turn may grant a proxy). Alternatively, Shareholders may send blank proxies (procurations en blanc) to the Company, in which case the chairman of the meeting will vote the relevant Shares in favor of all resolutions proposed or approved by the Board of Directors and against all others.

  With respect to voting by mail (vote à distance), the Company must send a ballot to all Shareholders who request one. The ballot must be returned to the Company at least three days before the meeting. Under French law, Shareholders at Ordinary and Extraordinary General Meetings may modify resolutions presented by the Board of Directors. In such case, Shareholders who have given prior instructions to vote in favor of the original resolution or blank proxies shall be deemed to have voted against the revised resolution. However, if the Board of Directors approves the

  »Additional Information

  revised resolution, Shareholders who have sent a blank proxy shall be deemed to have voted in favor of the revised resolution.

  Voting by electronic mail is subject to the same conditions, except that the ballots must be sent to the Company before 3:00 p.m., Paris time, the day before the meeting. The Company’s by-laws currently permits such a vote by electronic mail, if such vote by electronic mail is allowed by the Board of Directors at the time the General Meeting of Shareholders is convened by it.

  A Shareholder who is not a French resident may be represented at the general meeting by an intermediary who is acting on his or her behalf if:

    such intermediary has been registered, in the form of a collective account or in several individual accounts, with BNP Paribas Securities Services, as the accredited Company account administrator for Pechiney;
    such intermediary has declared, when opening one or several accounts with BNP Paribas Securities Services, as the accredited Company account administrator for Pechiney, that it is an intermediary holding Shares on behalf of a Shareholder, as required by law; and
    such intermediary represents that, upon Pechiney or BNP Paribas Securities Services’ request, it will disclose the identity of the nonresident holders of the Shares whose voting rights are exercised.

  An intermediary which complies with the above-mentioned requirements may exercise the voting rights or transmit the relevant proxies pertaining to the Shares for which it has received a general power of attorney. However, such voting rights or proxies will not be taken into account if the intermediary has not registered or has not disclosed the identity of the non-resident holders of the Shares for whom such voting rights or proxies are exercised.

  Quorum

  Under French law, a quorum requires the presence (in person, by video-conference, by mail or by proxy, as the case may be) of Shareholders holding at least 25% (in the case of an Ordinary General Meeting or an Extraordinary General Meeting deciding upon any share capital increase by capitalization of reserves, profits or share premium) or 33% (in the case of any other Extraordinary General Meeting) of the Shares entitled to vote.

  If a quorum is not present at any meeting, the meeting is adjourned. If an adjourned Ordinary General Meeting is reconvened, there is no quorum requirement. If an Extraordinary General Meeting is reconvened, the quorum requires the presence (in person, by videoconference or by proxy, as the case may be) of Shareholders having not less than 25% of the Shares entitled to vote, except when an increase in the Company’s share capital is proposed by capitalization of reserves, profits or share premium, in which case there are no quorum requirements when an adjourned Extraordinary General Meeting is resumed.

  Majority

  At an Ordinary General Meeting, or at an Extraordinary General Meeting deciding upon any share capital increase by capitalization of reserves, profits or share premiums, a simple majority of the votes cast is required to approve a resolution. At any other Extraordinary General Meeting, a two-thirdsmajority of the votes cast is required. However, a unanimous vote is required to increase liabilities of Shareholders. Abstention from voting is treated as a vote against a resolution submitted to a vote.

  Each Share confers on its holder the right to one vote. Under French company law, Shares held by the Company or entities controlled directly or indirectly by the Company are not entitled to voting rights and are not counted for quorum or majority purposes.

  Changes in the voting rights of share capital during 2000, 2001 and 2002 are set forth in Note 12 to the Consolidated Financial Statements.

  Dividend and Liquidation Rights

  Net income in each fiscal year (after applicable deductions for depreciation and provisions), as increased by any profit or loss carried forward from prior fiscal years less any contributions to legal reserves, is available for distribution as dividends, subject to the requirements of French law and the Company’s by-laws.

  Legal Reserve

  The Company is legally required to contribute a minimum of 5% of its annual net income to a legal reserve. This minimum contribution is no longer required if, and for so long as, the Company maintains a legal reserve equal to 10% of the aggregate nominal value of its issued share capital. The legal reserve is distributable to Shareholders only upon the liquidation of the Company.

  Distribution of Dividends

  Net income in each fiscal year, as increased or reduced by any profit or loss carried forward from prior fiscal years less any contributions to legal reserves, is available for distribution as dividends, subject to the requirements of French law and the Company’s by-laws. The annual Ordinary General Meeting of the Shareholders must allocate distributable amounts in the following order:

  (1) A first preferred dividend to holders of Preferred Shares "B" equal to 9.5% of the nominal net paid-in value of the Preferred Shares "B". This dividend is cumulative, i.e. if the amounts distributable for the fiscal year are not sufficient to allow its distribution in full, the unpaid amounts must be paid from the distributable amounts during the following years, prior to the payment of any other dividends;

»Additional Information	Item 10

  (2) An additional dividend to holders of Preferred Shares "B". This dividend, determined upon recommendation of the Board of Directors and based on the consolidated results of the Group, must be at least equal to 10% of the Company’s net profit divided by the number of outstanding Shares, excluding capital gains and losses on disposal of investments in equity interests, and must be paid on a pro rata basis to the holders of Preferred Shares "B";

  (3) An allocation of such amount as the Shareholders, upon recommendation of the Board of Directors, may approve to one or more reserve funds or to carry forward as retained earnings; and

  (4) Upon recommendation of the Board of Directors, a first dividend to holders of Common Shares "A", such per Share amount being no greater than the preferred dividend plus any additional dividend distributed to holders of Preferred Shares "B" on a pro rata basis.

  (5) Any amount outstanding after these distributions is divided among the holders of Common Shares "A" and Preferred Shares "B" in an amount proportional to the share capital represented by each type of Share.

  As discussed above, a resolution has been submitted to the Shareholders’ Meeting convened for April 3, 2003 which, if approved, will result in the conversion of all Preferred Shares "B" into Common Shares "A". For further information, see "Item 10. Additional Information - Description of Share Capital - Capital Structure of the Company". In such case, the order of allocations summarized above will be amended accordingly for distributions to be made in 2004 and following years.

  The Shareholders’ General Meeting may, upon recommendation of the Board of Directors, decide to distribute sums originally allocated to reserves over which it has control. In such case, the resolution must expressly indicate the reserves from which the sums are distributed. Except in the case of a decrease in the share capital, the Company may not distribute any amount to its Shareholders if the net assets are, or would become as a result of the distribution, less than the amount of capital plus the reserves that may not be distributed pursuant to French law.

  The methods of payment of the dividends are decided by the Shareholders’ General Meeting or, in the absence of such a decision, by the Board of Directors. Dividends in respect of any fiscal year must be paid within nine months of the end of that fiscal year unless otherwise authorized by a court order. Under French law, dividends not claimed within five years of the date of payment revert to the French State.

  Each Shareholder may be granted at the General Meeting, with respect to all or part of the dividend or interim dividend distributed, an option to be paid the dividend or interim dividend in cash or in Shares of the Company.

  Each Shareholder has an interest in the Company proportional to the nominal value of his or her holdings. In the event that the Company is liquidated, the assets of the Company remaining after payment of its debts, liquidation expenses and all of its remaining obligations must be distributed first to repay in full the nominal value of the Shares. Any surplus is distributed pro rata among the Shareholders based on the nominal value of their holdings.

  All the securities that constitute or will constitute the share capital are totally assimilated with regards to taxes. Therefore, any taxes that, for any reason whatsoever, may become due because the share capital is being paid back, and apply only to some of these securities, either during the existence of the Company or at its liquidation, will be divided between all the securities that constitute the share capital at the moment of reimbursement, in such a way that all the current or future securities will grant their owner the same advantages and entitle them to receive the same net amount.

  »Additional Information

  Changes in Share Capital

  Increases in Share Capital

  The share capital of the Company may be increased only with the approval of the Shareholders at an Extraordinary General Meeting upon recommendation of the Board of Directors. Increases in the Company’s share capital may be effected by:

    issuing additional Shares,
    creating a new class of equity securities,
    increasing the nominal value of existing Shares,

  Increases in share capital by the issuance of additional securities may be effected:

    for cash,
    in satisfaction of indebtedness incurred by the Company,
    for assets contributed in kind,
    by capitalization of reserves, profits or share premiums,
    upon conversion, exchange or redemption of securities convertible or exchangeable into equity securities issued by the Company, or upon the exercise of stock options, share warrants or other similar securities comprising rights to subscribe for equity securities.

  In addition, Share dividends may be distributed in lieu of payment of cash dividends (see "- Dividend and Liquidation Rights").

  Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an Extraordinary General Meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an Extraordinary General Meeting.

  The Shareholders may delegate to the Board of Directors, which may in turn delegate to the Chairman, the powers required to effect any increase in share capital primarily authorized by the Shareholders. Such increases may be effected in one or more stages (subject to the limitations provided by French law).

  Each time the Shareholders decide a capital increase or decide to delegate to the Board of Directors the right to carry out a capital increase, they must also decide whether or not to proceed with a capital increase reserved for employees of the Company and its subsidiaries and whether or not to delegate to the Board of Directors the right to carry out such reserved capital increase.

  Information with respect to capital increases of the Company carried out during the past five years is set forth below in the Consolidated Statement of Shareholders’ Equity and Note 12 to the Consolidated Financial Statements.

  The authorization to increase the capital granted by Shareholders to the Board of Directors of the Company are set forth in "Item 5. Operating and Financial Review and Prospects".

  Decreases in Share Capital

  The share capital of the Company may be decreased only with the approval of the Shareholders at an Extraordinary General Meeting. The specific conditions under which the share capital may be decreased will vary depending upon whether the decrease is attributable to losses incurred by the Company. All Shareholders must be treated equally. A decrease in the Company’s share capital can be made either by decreasing the nominal value of the Shares or by reducing the number of outstanding Shares. If the decrease is not attributable to losses incurred by the Company, the Company may reduce its share capital by purchasing and cancelling Shares.

  Preferential Subscription Rights

  According to the French Commercial Code, if the Company issues, for cash, shares or specific kinds of additional securities giving right to subscribe to Shares, Shareholders will have preferential rights to subscribe (droit préférentiel de souscription) on a pro rata basis to these securities. These preferential rights require the Company to give priority treatment to those Shareholders. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Premier Marché of Euronext Paris. Shareholders do not have such preferential rights with respect to securities issued for contributions in kind.

  A two-third majority of the Shares entitled to vote at an Extraordinary General Meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires that the Board of Directors and auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. Shareholders may also decide at an Extraordinary General Meeting to give the existing Shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time. Shareholders also may notify the Company that they wish to waive their own preemptive subscription rights with respect to any particular offering if they so choose.

»Additional Information	Item 10

  Purchase by the Company of its Shares

  Under French law the Company may not issue Shares to itself but it may, either directly or through a financial intermediary acting on its behalf, purchase its own Shares for one of three purposes:

    with the approval of the Shareholders at an Extraordinary General Meeting to reduce its share capital under certain circumstances, to provide Shares for distribution to employees under a profit-sharing or stock option plan, to acquire up to 10% of its share capital pursuant to a corporate repurchase program, provided that the Company’s Shares are listed on a regulated market (i.e., on the Premier Marché, the Second Marché or the Nouveau Marché), subject to the filing of a note d’information that has received the approval (visa) of the COB and after obtaining approval from the Shareholders at an Ordinary General Meeting. The Company may decide to (i) keep the Shares acquired, (ii) sell or transfer them (including to employees under a profit-sharing plan or stock option plan) or (iii) with the previous authorization of the Shareholders at an Extraordinary Meeting, cancel them.

  The Company may not cancel more than 10% of its outstanding share capital over any 24-month period. In addition, the Company may not repurchase an amount of Shares that would result in the Company holding, directly or through a person acting on its behalf, more than 10% of its outstanding share capital or 10% of Shares in each class. Furthermore, the

  Company must inform both the COB and the CMF, on a monthly basis, of any purchase, sale, transfer or cancellation of its own Shares. The CMF will then make this information public.

  Shares held by the Company must be held in registered form and be fully paid. Such Shares are deemed to be outstanding under French law but are not entitled to dividends or voting rights, and the Company may not itself exercise preferential subscription rights. The Shareholders, at an Extraordinary General Meeting, may decide not to take such Shares into account in determining the preferential subscription rights attached to the other Shares; in the absence of such a decision, the rights attached to Shares held by the Company must be either sold on the market before the end of the subscription period or distributed to the other Shareholders on a pro rata basis.

  French law generally prohibits a direct subsidiary of the Company from holding Shares and, in the event it becomes a holder of Shares, such subsidiary must transfer such Shares within one year following the date on which it becomes the holder thereof. An indirect subsidiary of the Company may only acquire Shares if such subsidiary demonstrates a business purpose for holding the Shares, but in no event will it be entitled to vote such Shares.

  »Additional Information

  Trading in the Company’s own Shares

  Under Regulation No 90-04 of the COB, as amended, the Company may not trade in its Shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

    trades during same business day must be executed on behalf of the Company by only one intermediary or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries provided that the issuer is able to ensure an appropriate coordination between these intermediaries, in each trading session;
    any block trades may not be made at a price above the current market price; and
    each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

  If a company’s shares are continuously quoted (cotation en continu), as Pechiney’s Shares are, then a trade must meet the following requirements to be considered valid:

    the trade must not influence the determination of quoted price before opening of trading, at the opening of trading, at the first trade of the shares, at the reopening of trading following a suspension, or as applicable, in the last half hour of any trading session or at the fixing of the closing price;
    the trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares; and
    the trade must not account for more than 25% of the total daily trading volume on the Premier Marché in the shares during the three trading days immediately preceding the trade for shares eligible for the OSRD.

  This third requirement does not apply to trades in blocks of shares. The first and third requirements do not apply to trades executed on behalf of the issuer by an intermediary acting in pursuance of a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the COB. A first code of ethics was adopted by the Association Française des Entreprises d’Investissement (AFEI) and approved by the COB on February 13, 2001.

  There are two periods during which the Company is not permitted to trade in its own securities:

    the 15-day period before the date on which the Company makes its consolidated or annual accounts public; and
    the period beginning on the date at which the Company becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities and ending on the date this information is made public.

  This requirement does not apply to trades executed on behalf of the issuer by an intermediary acting in pursuance of a contrat de liquidité complying with the charter of ethics approved by the COB, as discussed above.

  After making an initial purchase of the Company’s own shares, the Company must file monthly reports with the COB and the CMF that contain specific information about subsequent transactions. The CMF makes this information available to the public.

  Authorization granted to the Company to repurchase its own Shares

In accordance with the provisions of Articles L.225-209 et seq. of the French Commercial Code, the Company was permitted to intervene on Euronext	Paris to regulate the price of the Common Shares "A" and the Preferred Shares "B", on the terms set forth in the following table:

Grant of authority	Class of Shares	Maximum number of Shares(1)	Maximum purchase price	Minimum resale price	Expiration of authority

March 28,2002	Common	8,139,042 at March 28, 2002	€ 65.00	€ 40.00	September 27, 2003
	Shares "A"	8,142,263 at December 31, 2002

March 28,2002	Preferred	109,104	€ 67.00	€ 42.00	September 27, 2003
Shares "B"

  1) Since the maximum number of Shares that may be repurchased is determined as a percentage of the outstanding Shares (10%), the maximum number of Common Shares "A" that may be repurchased at any particular time depends upon the number of outstanding Common Shares "A", which in turn depends upon the number of options to subscribe for Common Shares "A" that have been exercised and the number of new Common Shares "A" issued during the period.
During 2002, 1,162,274 Common Shares "A" were repurchased at an average price of approximately 34.59 per Share. The fees for such purchases amounted to 110,110.14. Those Shares were repurchased between June 14, 2002 and November 15, 2002 in order to limit excessive variations in the Share price or to ensure the liquidity of the Common Shares "A", pursuant to the authorization granted by the Shareholders’ General

»Additional Information	Item 10

  Meeting held on March 28, 2002 and in accordance with the terms set forth in the information memorandum which received visa No. 02-189 from the COB on March 8, 2002.

  The Company did not resell these Shares. Therefore, after accounting for 1,163,642 Common Shares "A" repurchased in 2000 pursuant to the authorization granted by the Shareholders’ General Meeting held on June 2, 1999, and 1,394,254 Common Shares "A" and 14,099 Preferred Shares "B" repurchased in 2001 pursuant to the authorization granted by the Shareholders General Meeting held on March 29, 2001, the Company held at December 31, 2002 3,720,170 Common Shares "A" and 14,099 Preferred Shares "B", each with a par value of € 15.25, representing 4.51% and 0.02% of its share capital, respectively. Thus, on December 31, 2002 the Company held 3,734,269 Shares representing 4.53% of its share capital. The total value of these Shares, based on their purchase price, is € 149,137,415.39, as reflected in the financial statements of the Company as of December 31, 2002.

  Including the Shares acquired by Pechiney during 2001, the total amount of Shares held by Pechiney and its affiliates at December 31, 2002 was 4,702,839 Common Shares "A" and 14,099 Preferred Shares "B", representing 5.70% and 0.02% of the share capital of the Company, respectively. Thus, at December 31, 2002 the Company and its affiliates held a total of 4,716,938 Shares representing 5.72% of the share capital of the Company. The balance of 982,669 Common Shares "A" was held by Pechiney Nederland NV, an affiliate of the Company.

  In accordance with the legislation governing the repurchase by a company of its own Shares, as defined under articles L.225-209 et seq. of the French

  Commercial Code, the Board of Directors has requested that at the 2003 Shareholders’ General Meeting, the Shareholders authorize, in their fourth resolution, an extension of the Company’s authorization to purchase its own Shares for resale, transfer or cancellation. This authorization would replace the authorization granted by the Shareholders’ General Meeting on March 28, 2002, which expires on September 27, 2003 and would expire on October 2, 2004, i.e., after the current fiscal year.

  Pursuant to COB Regulation No. 98-02 of September 6, 1998, as amended, the purposes and terms of such share repurchases have been set forth in a note d’information submitted by the Company to the COB for review.

  Under the proposed new authorization, the Company would be authorized to purchase an amount of Common Shares "A" and Preferred Shares "B" representing up to 10% of the share capital. The maximum purchase price for these Shares would be € 55 for the Common Shares "A" and € 55 for the Preferred Shares "B". The minimum resale price for these Shares would be 30 for the Common Shares "A" and € 30 for the Common Shares "B".

  In addition, the authorization granted by the Shareholders’ General Meeting on March 29, 2001 in its eleventh resolution to cancel part or all of the Shares repurchased and to reduce the share capital of the Company will expire on March 28, 2003. The Shareholders will be asked to grant the Board of Directors the authorization to cancel all or part of the Shares repurchased (or to be repurchased pursuant to a new authorization) by the Company in accordance with article L. 225-209 of the French Commercial Code, provided that the Company may not cancel more than 10% of its outstanding share capital over a 24-month period ending on April 2, 2005, and the authorization to reduce its share capital accordingly.

  Participation of Employees in the Shareholding of the Company

Information regarding the participation of the Company’s employees in the shareholding of Pechiney is set forth in "Item 6 - Directors, Senior	Management and Employees - Employees - Employee Shareholding".

  » Additional Information

  Holding of Shares

  In accordance with French law concerning dematerialization (dématérialisation) of securities, Shareholders’ ownership rights are not represented by physical certificates but by book entries in equity securities accounts.

  The Company maintains an account with Euroclear France S.A., the French clearing house system, with respect to each class of shares in registered form (the "Company Account"), which is administered by BNP Paribas acting on behalf of the Company as its agent. Equity securities held in registered form are registered in a separate account for each holder (a "Holder Account"), either directly, or, at the holder’s request, through such holder’s accredited intermediary. Each Holder Account shows the name of the holder and the number of shares held and, in the case of shares registered through an accredited intermediary, shows that they are so held. BNP Paribas issues confirmations as to holdings of shares registered in the Holder Accounts to the persons in whose names the holdings are registered, but these confirmations do not constitute documents of title.

  In the case of Shares held in bearer form, the Shares are held on the

  Shareholder’s behalf by an accredited intermediary and are registered in an account maintained by the accredited intermediary with Euroclear France S.A., separate from the Company Account. Shares held in this manner are referred to as being in bearer form. Each accredited intermediary maintains a record of Shares held through it and will issue certificates of registration for the Shares that it holds. Transfers of Shares held in bearer form may only be effected through accredited intermediaries and Euroclear France S.A.

  According to the French Commercial Code, Shares owned by any non-French resident may be held on the Shareholder’s behalf in a collective account or in several individual accounts by an intermediary. The intermediary must declare that it is acting as an intermediary and may be requested by the Company to provide the identity of the Shareholders on whose behalf it is acting. Failure to declare that it is acting as an intermediary or the provision of inaccurate or incomplete information about the beneficial owner can result in the deprivation of the right to vote and the right to receive dividends or both, for a period of up to five years.

  Identification of Holders in Bearer Form

  The Company’s by-laws permit, in accordance with the applicable legislation, the use of the procedure known as titres au porteur identifiables, according to which Euroclear France S.A. will, upon the Company’s request, disclose a Shareholder’s name, date of birth (or, in the case of a legal person, name and date of organization), nationality, address and the amount of securities (including Common Shares "A", Preferred Shares "B" and American Depositary Shares, or ADSs) which have, or may in the future acquire, voting rights, held by such Shareholder and any restrictions that may apply to such securities.

  Pursuant to applicable law, the accredited intermediary which holds Shares in bearer form on behalf of a Shareholder must transmit the above requested information to Euroclear France, which then provides such information to the Company, both within a specific timeframe as provided in the relevant laws and regulations.

  If the accredited intermediary does not transmit the requested information in such timeframe or transmits incomplete or inaccurate information pertaining to its status or to the holders of the securities, the voting rights of the securities giving immediate or future access to the share capital of the Company for which the accredited intermediary is registered cannot be exercised until such date as the identity of the relevant security holder has been disclosed or rectified, and the payment of the corresponding dividend is postponed until such date.

  According to the French Commercial Code, any entity holding more than 2.5% of the share capital or voting rights of the Company will disclose upon the Company’s request, the identity of any individual or entity holding, directly or indirectly, more than 33% of its share capital or voting rights attached thereto.

  In addition, if the accredited intermediary knowingly fails to comply with the obligation to disclose the identity of the relevant security holder, a court may, at the request of the Company or one or several Shareholders representing at least 5% of the share capital of the Company, deprive the Shares held by the security holder whose identity was not disclosed from any voting rights and dividends, for a period of up to five years.

»Additional Information	Item 10

  Requirements for Holdings Exceeding Certain Percentages

  French Law

  French law provides that any individual or entity, acting alone or in concert with others, acquires, directly or indirectly, more than 5%, 10%, 20%, 33%, 50% or 66% of the outstanding share capital of the Company (including Common Shares "A", Preferred Shares "B" and ADSs, or of the voting rights attached thereto (unless such individual or entity holds the total number of voting rights in the Company)), or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the Company within 15 calendar days of the date it crosses such threshold of the number of Shares (and the voting rights attached thereto) and the number of ADSs it holds, individually or in concert with others. Such individual or entity must also notify the Conseil des Marchés Financiers, or CMF, within five trading days of the date such threshold has been crossed. Those requirements also apply to any registered intermediary that holds Shares on behalf of Shareholders who are not French residents, taking into account all the Shares held by such intermediary.

  French law and COB Regulation No. 88-02 impose additional reporting requirements on acquirors of more than 10% or 20% of the share capital of the Company, or of the equivalent voting rights at Shareholders’ Meetings. An acquiror must file a report (declaration d’intention) indicating whether it is acting alone or in concert with others and specifying its intentions for the 12-month period following acquisition of its stake, including whether or not it intends to continue its purchases, to acquire control of the company or to seek nomination to the Board of Directors. According to applicable French law:

    this report must be filed with the Company, the COB and the CMF, which will then publish the report, within 15 days of the date it crosses such threshold, the acquiror may amend its stated intentions, provided it does so on the basis of significant changes in its own situation or shareholding. Upon any change of intention, it must file a new report.

  These requirements also apply to any registered intermediary that holds Shares on behalf of Shareholders who are not French residents, taking into account all the Shares held by such intermediary.

  Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert holding in excess of 33% of the share capital or voting rights of a French company listed on the Premier Marché of Euronext Paris must immediately inform the CMF and initiate a public tender offer for the balance of the shares and other securities giving access to the share capital or to voting rights of such company which conforms with the requirements of the CMF.

  By-laws

  In addition to the foregoing, the Company’s by-laws provide that any person acting alone or in concert with others who becomes the owner of at least 0.5%, or any multiple thereof, of the outstanding share capital or voting rights (including Common Shares "A", Preferred Shares "B" and ADSs) of the Company must notify the Company by registered mail, return receipt requested, within 15 calendar days of the date such threshold has been crossed of the number of Shares and ADSs or voting rights it holds. The same notification requirement applies if any person acting alone or in concert with others falls below such 0.5% threshold, or passes or falls below any multiple thereof. These requirements also apply to any registered intermediary that holds Shares on behalf of Shareholders who are not French residents, taking into account all the Shares held by such intermediary.

  » Additional Information

  Publication by the Company of the number of voting rights outstanding

  In order to permit holders or intermediaries to give the required notice, the Company must publish in the BALO, not later than 15 calendar days after the annual Ordinary General Meeting of Shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual Ordinary General Meetings, the Company must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and transmit such information to the CMF.

  Declaration of ADS Holding

  In order to facilitate compliance with the above-mentioned notification requirements imposed by law or by the Company’s by-laws, a holder of ADSs may deliver any such notification and the relating rapport d’intention, as the case may be, to the Depositary (The Bank of New York) and the Depositary shall, as soon as practicable, forward such notification to the Company and, if necessary, to the CMF and the COB.

  Applicable Sanctions

  In the event of failure to comply with the legal notification requirements, the Shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all Shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any Shareholder who fails to comply with these requirements may have all or part of its voting rights suspended by the Commercial Court at the request of the Company’s Chairman, any Shareholder or the COB for a maximum period of five years, and may be subject to a € 18,000 fine.

  In the event of failure to comply with the notification requirements provided by Pechiney’s by-laws, one or more Shareholders holding 0.5% or more of the share capital or voting rights of the Company may require a meeting of the Shareholders to deprive the Shares in excess of the relevant threshold of voting rights for all Shareholders’ meetings for two years following the date on which the owner complies with such notification requirements.

  If the accredited intermediary which holds Shares on behalf of a Shareholder who is not a French resident does not comply with the above mentioned legal notification requirement, the voting rights of the Shares for which the accredited intermediary is registered cannot be exercised until such date as the notification requirement has been met, and the payment of the corresponding dividend is postponed until such date.

  In addition, if the accredited intermediary knowingly fails to comply with such notification requirement, a court located in the jurisdiction of the headquarters of the Company may, at the request of the Company or one or several Shareholders representing at least 5% of the share capital of the Company, deprive the Shares in excess of the relevant threshold of voting rights, and any dividends, for a period not to exceed five years.

  Transfer of Shares

  Prior to any transfer on Euronext Paris of Shares held in registered form, such Shares must be converted into bearer form and registered in an account maintained by an accredited intermediary. Dealings in Shares are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. For dealings on Euronext Paris, an impôt sur les opérations de Bourse, or tax assessed on the price at which the securities were traded, is payable by French residents, at a rate of 0.3% on transactions up to € 153,000 and at a rate of 0.15% thereafter, subject to a rebate of € 23 per transaction and maximum assessment of € 610 per transaction. Non-residents of France are generally not subject to the payment of such impôt sur les opérations de Bourse. In addition, a fee or commission is payable to the French broker, accredited intermediary or other agent involved in the transaction regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

  An owner of Shares who resides outside of France may trade Shares on Euronext Paris. If the owner, or the broker or other agent through whom a sale is effected, requires assistance in this connection, an accredited intermediary should be contacted.

»Additional Information	Item 10

  Authority Granted to the Board of Directors to Issue Securities

  In accordance with French company law, the General Shareholders’ Meeting may delegate certain powers to the Board of Directors enabling the Board to issue equity or non-equity securities without further approval of the Shareholders.

  The following table shows the dates, terms and conditions of the powers granted by the Company’s Shareholders to the Board of Directors to issue securities, together with exercises of such powers by the Board, as of December 31, 2002:

Grant of Authority	Forms of capital increase authorized	Maximum nominal amount(€)	Decisions to exercise authority	Classes of securities issued/options granted	Amounts of issue (€)	Expiration of authority

EQUITY SECURITIES

March 28, 2002	Issuance, with or without preferential subscription rights(through three distinct grants of authority), of any securities giving rights to equity securities, either immediately or in the future(1), either:

	(1) with preferential subscription rights for existing Shareholders (22nd resolution of the Shareholder's General Meeting held on March 28, 2002)	€ 490,000,000 provided that securities representing debt and convertible into or exchangeable for equity securities may not exceed € 700,000,000	None	None	None	May 27, 2004

	or (2) without preferential subscription rights Shareholders (23rd resolution of the Shareholders' General Meeting held on March 28, 2002)	€ 245,000,000 provided that securities representing debt and convertible into or exchangeable for equity securities may not exceed € 700,000,000	March 22, 2002(2)	7,908,636 "Océanes"(Debt securities convertible into or exchangeable for existing or newly issued shares)(Art. L 228-91 or of the French Commercial Code)	Amount of debt Securities: € 595,214,859 Amount of underlying equity securities: € 120,606,699 (7,908,636 shares)	May 27, 2004 (or March 27, 2004 for debt with warrants to purchase Shares) (or March 27, 2003 for warrants to purchase Shares)

	or (3) by incorporation of premiums, provisions, profits or other items, the capitalization of which is authorized.(24th resolution of the Shareholders’ General Meeting held on March 28, 2002)	€ 490,000,000	None	None	None	May 27, 2004

  »Additional Information
Grant of Authority	Forms of capital increase authorized	Maximum nominal amount(€)	Decisions to exercise authority	Classes of securities issued/options granted	Amounts of issue (€)	Expiration of authority

March 28, 2002	Common Shares "A" to be taken up pursuant to options granted to certain executive officers and employees of the Company and French and foreign affiliates pursuant to art L. 443-5 of the French Labor Code and L. 225-138 IV of the French Commercial Code (25th resolution of the Shareholders’ if General Meeting held on March 28, 2002).	€ 37,000,000	None	None	None	March 27, 2007

NON EQUITY SECURITIES

March 28, 2002	Debt Securities (16th Resolution of the Shareholder's if General Meeting held on March 28, 2002).	€ 1,000,000,000	None	None	None	March 27, 2007

(1)	The power delegated to the Board of Directors by Shareholders is suspended during periods of public or exchange offerings of the Company’s Shares.
(2)	Decision of the Board of Directors dated March 28, 2002, followed by decisions of the Chairman of the Board on April 3, 4 and 8, 2002.

»Additional Information	Item 10

  April 2002 issuance of bonds convertible into new A Shares and/or exchangeable for existing A Shares (OCEANE)

  In accordance with the provisions of the last paragraph of Article 155-2 of French Decree No. 67-236 of March 23, 1967, below is the supplementary report of the Company’s Board of Directors (translation for convenience only. French version prevails) pursuant to the provisions of Articles 155-2 (first paragraph) and 155-3 (second paragraph) of such Decree, relating to the issuance, pursuant to the delegation granted by the Shareholders at the General Meeting held on March 28, 2002 under its 23rd resolution, of bonds convertible into new shares and/or exchangeable for existing shares (OCEANE):

  Implementation of the delegation granted in its 23rd resolution by the General Shareholders Meeting held on March 28, 2002: (1) The General Shareholders Meeting held on March 28, 2002 has, in particular, in its 23rd resolution, authorized the Board of Directors to implement the delegation granted by that Meeting in its 22nd resolution to issue, without maintenance of shareholders’ preferential subscription rights, any security giving access immediately or in time, to a portion of the Company’s share capital, within the limits of the following amounts:

    the maximum nominal amount of shares that may be issued without preferential subscription rights pursuant to this authorization shall not exceed € 245 million in the aggregate, including the nominal amount of the capital increases needed, as the case may be, to maintain the rights of holders of certain securities giving access in time to the Company’s share capital;
    the maximum nominal amount of any debt securities giving access in time to shares of the Company’s share capital that may be issued without preferential subscription rights pursuant to such delegation shall not exceed € 700 million in the aggregate, or the equivalent of said amount in the event of an issuance in foreign currency or any other accounting unit established by reference to a group of currencies.

  In its 23rd resolution, the Ordinary and Extraordinary Shareholders Meeting of March 28, 2002 also granted to the Board of Directors all powers, with the possibility of sub-delegating to its Chairman, under the conditions provided for by law, to implement such authorization granted hereunder, in particular to:

    determine the conditions of each issuance, in particular, determine the issue dates, terms and conditions, the nature and form of the securities to be issued, the aggregate amount and the unitary issue price, the amount of any premium requested, as the case may be, the method of payment of securities issued or to be issued, the terms and conditions of the exercise of the rights attached to the securities giving access immediately or in time to a portion of the Company’s share capital and, in particular, to set the date, including retroactively, from which the shares shall bear dividends;
    provide for the suspension of the exercise of rights attached to the securities that give access in time to a portion of the Company’s share capital for a period of up to three months, as well as to determine the terms and conditions under which any rights of holders of certain securities will be maintained, as the case may be, in compliance with applicable laws and regulations; and
    generally speaking, enter into all agreements, take all measures and carry out all formalities for the issuance and financial servicing of the securities issued pursuant to the authorization granted thereunder and for the exercise of rights attached thereto, acknowledge each capital increase resulting from any issuance carried out pursuant to this authorization and amend the Company’s by-laws accordingly.

  (2) During the Meeting held on March 28, 2002, the Board of Directors:

    decided that the Company could issue by way of a public offering, without shareholders’ preferential subscription rights and without granting shareholders a priority subscription period, bonds convertible into new Common Shares "A" and/or exchangeable for existing Common Shares "A" under the conditions and within the limits it has set;
    granted to the Chairman of the Board of Directors a sub-delegation until July 24, 2002, with respect to these same limits and conditions, to fix the final terms of such issue, in particular, the subscription price, the conversion periods and parities and the size of the issuance, as well as to determine the terms of this supplementary report provided by article 155-2 of Decree No. 67-236 of March 23, 1967.

  (3) On April 2, 2002, pursuant to the sub-delegation granted by the Board of Directors on March 28, 2002, the Chairman of the Board of Directors determined the preliminary conditions of the issuance of the OCEANE, determining that each OCEANE will bear interest at a rate of 1.25% per annum. A preliminary prospectus (note d’opération préliminaire) comprising the preliminary terms of the issuance was prepared and received COB visa number 02-303 dated April 3, 2002.

  (4) On April 3, 2002, following a review by the bookrunners of the institutional offering, the Chairman of the Board of Directors determined the final terms of this issuance of bonds on the basis of a reference price of the Common Shares "A" of € 58.80, in particular setting the principal amount and issue price of each OCEANE at 75.25, representing a premium of approximately 28% compared with the reference price of the Common Shares "A"; set the maximum number of OCEANE to be issued by the Company at 7,908,636; resolved to proceed with the issuance by the Company of 6,877,076 OCEANE representing a total amount of 517,499,969; granted an over-allotment option to the joint global coordinators, limited to 1,031,560 additional shares representing an additional total amount of 77,624,890; set the gross yield to maturity at 3.25%; and set the redemption price of each OCEANE at € 82.81 at maturity on January 1, 2007, representing approximately 110.05% of their nominal amount. A final prospectus (note d’opération definitive), comprising all the

  » Additional Information

  final terms of the issuance, was also prepared and received COB visa number 02-306 dated April 3, 2002.

  (5) On April 8, 2002, and acknowledging the exercise in full of the over-allotment option granted to the joint global coordinators, the Chairman of the Board of Directors resolved to fix the total principal amount of this issuance of OCEANE to the final amount of 595,124,859 divided into 7,908,636 OCEANE convertible into a maximum number of 7,908,636 new Common Shares "A" in the event of conversion of all the issued OCEANE, subject to adjustments of the conversion/exchange ratio as set forth in paragraph 2.6.7.3 (entitled "Adjustment in the event of financial transactions") of the final prospectus (note d’opération definitive) which received COB visa number 02-306 dated April 3, 2002.

  Effect of issuance and conversion of 7,908,636 bonds convertible into new Common Shares "A" and/or exchangeable for existing Common Shares "A" on shareholders and on the portion of Shareholders’ equity per Common Share "A".

  For information purposes, assuming that all the OCEANE are converted into new Common Shares "A", the tables below show the effect on existing Shareholders of the conversion of the OCEANE into new Common Shares "A" as follows:

    The composition of the Company’s share capital, assuming that all the OCEANE are converted into new Common Shares "A", and after accounting for the exercise of all stock options previously granted by the Company’s Board of Directors, in place as at December 31, 2001, would be as follows:

	Number of Shares	Number of Shares
	Outstanding as at	Outstanding as at
	January 30, 2002	January 30, 2002
	(non-diluted basis)	(diluted basis)(1)

As at January 30, 2002	82,481,467	85,220,814
Following issuance and conversion of 6,877,076 OCEANE	89,358,543	92,097,890
Following issuance and conversion of 7,908,636 OCEANE	90,390,103	93,129,450

(1)	Following the issuance of 2,739,347 new Common Shares "A" resulting from the exercise of stock options granted by the Board of Directors (on the basis of stock options existing as at December 31, 2001).

Apart from the OCEANE and the stock options mentioned above, there are no other financial instruments issued by the Company giving access at a later date to the Company’s share capital.
    The effect of this issuance and conversion of OCEANE on the percentage shareholding of a shareholder who held a 1% interest in the Company’s share capital prior to this issue and who did not subscribe the OCEANE is as follows (on the basis of the number of Common Shares "A" outstanding as at January 30, 2002):

	Percentage Shareholding	Percentage Shareholding
	(non-diluted basis)	(diluted basis)(1)

Prior to the issuance of the OCEANE	1.00	0.97
Following issuance and conversion of 6,877,076 OCEANE	0.92	0.90
Following issuance and conversion of 7,908,636 OCEANE	0.91	0.89

(1)	Following the issuance of 2,739,347 new Common Shares "A" resulting from the exercise of stock options granted by the Board of Directors (on the basis of stock options existing as at December 31, 2001).

»Additional Information	Item 10

The effect of this issuance and conversion of the OCEANE on the proportion of consolidated shareholders’ equity as at December 31, 2001	attributable to the holder of one Common Share "A" who did not subscribe for OCEANE is as follows:

	Portion of Share	Portion of Share
	Capital per Share	Capital per Share
	(non-diluted basis)(1)	(diluted basis)(1)(2)

Prior to the issuance of the OCEANE	41.16	41.16
Following issuance and conversion of 6,877,076 OCEANE	43.79	43.71
Following issuance and conversion of 7,908,636 OCEANE	44.15	44.06

(1)	Excluding minority interests.
(2)	Following the issuance of 2,739,347 new Common Shares "A" resulting from the exercise of new stock options granted by the Board of Directors (on the basis of stock options existing as at December 31, 2001).

  In the event that all the OCEANE are exchanged for existing Common Shares "A", the position of the Company’s existing shareholders would not be affected, except that the voting rights and dividend rights of existing

Common Shares "A" currently held by the Company and delivered to holders of OCEANE will be reinstated.

  Theoretical effect of the issuance of 7,908,636 OCEANE on the market value of the Common Shares "A"

  The issuance price of the OCEANE, set at € 75.25 per OCEANE, represents approximately 128% of the market value of each Common Share "A" which, at the time of the determination of the final terms of the issuance on April 3, 2002, was equal to € 58.80.

  On the basis of 82,481,467 Shares outstanding at January 30, 2002, the issuance of OCEANE (€ 595,124,859) equals approximately 9.6% of the Company’s market capitalization (€ 6,206,730,391) based on the issuance price of the OCEANE.

  After accounting for the exercise of all stock options existing as at December 31, 2001 the issuance of OCEANE represents approximately 9.3% of the Company’s market capitalization based on the issuance price of the OCEANE.

  Taking into account the issuance price of the OCEANE and the trading volume, the issuance of OCEANE should not therefore have a theoretical effect on the market value of the Common Shares "A". Taking into account the limited share capital percentage represented by Preferred Shares "B" and the fact that the market value of the Preferred Shares "B" is virtually identical to the Common Shares "A", the issuance of OCEANE should not have a greater theoretical effect on the market value of the Preferred Shares "B" than on the market value of the Common Shares "A".

  This supplementary report of the Statutory Auditors on this issuance will be presented to shareholders during the next General Shareholders Meeting scheduled to take place on second notice on April 3, 2003, in accordance with the same regulatory provisions.

  »Additional Information

  Ownership of ADSs or Shares by Non-French Persons

  Under French law, there is no limitation on the right of non-residents or non-French Shareholders to own or, where applicable, to vote securities of a French company.

  A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an autorisation préalable, or prior authorization, prior to acquiring a controlling interest in a French company except if the relevant company engages in certain businesses. However, any person not residing in France, any group of non-French residents acting in concert, or any French resident entity controlled by a non-French resident person or group must file a déclaration administrative, or administrative notice, with the French authorities in connection with (i) the acquisition of a controlling interest in any French company or (ii) the increase of a controlling interest in a French company, unless the non-French resident person or group already controls more than two-thirds of the share capital or voting rights of the relevant company prior to such increase.

  Under existing administrative rulings, ownership of 20% or more of a listed company’s share capital or voting rights is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party’s intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

  In addition, shares held, in registered form or bearer form, by non-French residents may be held on a shareholder’s behalf in a collective account or in several individual accounts by an intermediary. This intermediary must declare that it is acting as an intermediary and may be requested by the company to provide the identity of the shareholders on whose behalf it is acting. Failure to declare that it is acting as an intermediary or the provision of inaccurate or incomplete information about the shareholders can result in the deprivation of the right to vote or the right to receive dividends, or both.

  Other Limitations

For other limitations affecting Shareholders, see "- Holding of Shares"; "- Identification of Holders in Bearer Form" and "- Transfer of Shares".

  Material Contracts

In the opinion of the Company, no single contract taken on an individual basis can be considered material to the business of the Group taken as a whole.

  Exchange Controls

  Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by a French company to non-residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments on transfers of funds (including payments of dividends to foreign shareholders) made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

»Additional Information	Item 10

  French Taxation

  The following generally summarizes the material French tax consequences of owning and disposing of Shares. The statements relating to French tax laws set out below are based on the laws in force as of the date hereof, and are subject to any changes in applicable French tax laws or in any applicable treaty with France occurring after such date.

  This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or list of all potential tax effects of the purchase or ownership of the Shares. In particular, this summary may only be relevant to Shareholders who are not resident of France for French tax purposes and do not hold their Shares in connection with a permanent establishment in France.

  Potential purchasers of Shares are urged to consult their own tax advisors concerning the consequences of ownership and disposal of Shares.

  Taxation on Sale or Disposal of Shares

  Depending upon the provisions of any relevant tax treaty, persons who are not French residents for the purpose of French taxation (as well as, under certain conditions, foreign states, international organizations and certain foreign public bodies) and who have held, directly or indirectly, and as relates to individual, alone or with relatives, not more than 25% of the dividend rights (droits aux bénéfices sociaux) of the Company at any time during the preceding five years, are generally not subject to any French income tax or capital gains tax on any sale or disposal of Shares.

  If a Share transfer is evidenced by a written agreement, such Share transfer agreement is, in principle, subject to registration formalities and therefore to a 1% registration duty assessed on the higher of the purchase price and the market value of the Shares (subject to a maximum assessment of 3,049 per transfer) provided that, under certain circumstances, no duty is due if such written Share transfer agreement is executed outside France.

  Taxation of Dividends

  In France, dividends are paid out of after-tax income. French residents, who receive dividends from French companies, are generally entitled to a tax credit, known as the avoir fiscal.

  The amount of the avoir fiscal is generally equal to:

    50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital and meet the conditions to qualify under the French parent subsidiary regime of the French distributing company; or
    15% of the dividend paid for the other Shareholders who used the avoir fiscal in 2002, and 10% of the dividend paid for such other Shareholders who will use the avoir fiscal as of January 1, 2003.

  In addition, if the distribution of dividends by the Company gives rise to the précompte, Shareholders entitled to the avoir fiscal at the rate of 15%, and then 10%, will generally be entitled to an additional amount of avoir fiscal equal to:

    70% of the précompte paid in cash by the Company for Shareholders entitled to use the avoir fiscal at the rate of 15%; and
    80% of the précompte paid in cash by the Company for Shareholders entitled to use the avoir fiscal at the rate of 10%.

  As indicated below, the précompte is a tax which is paid by French companies when they distribute dividends out of certain profits and such dividends give rise to the avoir fiscal (see paragraph below relating to the précompte).

  Under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax and non-residents are not eligible for the benefit of the avoir fiscal. Under most tax treaties entered into between France and other countries, such withholding tax may, subject to certain conditions, be reduced and give rise in such other country to a tax credit of the amount of the tax withheld or, in the case of certain tax treaties, be eliminated.

  Furthermore, the following Territoires d’Outre-Mer and other territories and countries have entered into treaties with France whereby tax residents of such countries and territories may, under certain circumstances, generally obtain from the French tax authorities a reduction (generally 15%) of such withholding tax and a refund of the avoir fiscal (net of applicable with holding tax).

  » Additional Information
Australia	Iceland	Mauritius	Sweden
Austria	India	Mexico	Switzerland
Belgium	Israel	Namibia	Togo
Bolivia	Italy	Netherlands	Turkey
Brazil	Ivory Coast	New Zealand	Ukraine
Burkina Faso	Japan	Niger	United Kingdom
Canada	Latvia	Norway	United States of America
Estonia	Lithuania	Pakistan	Venezuela
Finland	Luxembourg	Senegal
Gabon	Malaysia	Singapore
Germany(1)	Mali	South Korea
Ghana	Malta	Spain

Territoires d'Outre-Mer and Other
Mayotte
New Caledonia
Saint-Pierre et Miquelon

(1) According to a common statement of the French and German tax authorities dated July 13, 2001, dividends paid to German resident holders who are not individuals as of January 1, 2001 no longer give right to the avoir fiscal. In addition, according to a supplementary agreement to the tax treaty between France and Germany which was signed by the French Republic and the Federal Republic of Germany on December 20, 2001, dividends paid to German resident individuals would no longer give right to the avoir fiscal. Such supplementary agreement has not yet been adopted but, if adopted, should apply retroactively as of January 1, 2002.

  Treaties with some of the countries and territories listed above contain specific limitations applicable to corporate entities entitled to benefit from the avoir fiscal, or limit the rights to the avoir fiscal strictly to individual residents (as opposed to corporate entities).

  Dividends paid to non-residents of France benefiting from the avoir fiscal in accordance with a tax treaty will generally be subject, on the date of payment, to the withholding tax at the reduced rate provided for by such treaty (subject to filing formalities) rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate; provided, however, that they establish their entitlement to such reduced rate before the date of payment.

  Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution and which give rise to the avoir fiscal are subject to a tax known as the précompte. The précompte is paid by the distributing company to the French tax authorities. It is equal to one half of the nominal dividend distributed. When a tax treaty in force does not provide for a refund of the avoir fiscal or when the non-resident investor is not entitled to such refund but is otherwise entitled to the benefits of a tax treaty, such investor may obtain from the French tax authorities a refund of such précompte actually paid in cash by the Company, if any (net of applicable withholding tax).

  Estate and Gift Tax

  France imposes an estate and gift tax on shares of French companies acquired by inheritance or gift from a non-resident of France. France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty countries may be exempted from such tax. Prospective investors in Shares should consult their own advisors concerning the applicability of French estate and gift tax to their shareholding in the Company and the availability of, and the conditions for claiming exemption under, such a treaty.

  Wealth Tax

  In the absence of a more favorable tax treaty, the French wealth tax (impôt de solidarité sur la fortune) does not apply to the Shares of non-French resident individual investors owning directly or indirectly less than 10% of the Company’s share capital, provided that these Shares do not enable their holder to exercise influence on the Company.

»Additional Information	Item 10

  Taxation of U.S. Investors

  The following is a general summary of the material United States federal income and French tax consequences to U.S. Holders. A "U.S. Holder" is a beneficial owner of one or more ADSs or Shares (a) who owns, directly, indirectly or by attribution, less than 10% of the share capital of the Company, (b) who is (i) an individual citizen or resident of the United States for United States federal income tax purposes, (ii) a corporation or certain other entity created or organized in or under the laws of the United States or any state thereof, (iii) an estate, whose income is subject to United States federal income taxation regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust, (c) who is entitled to the benefits of the Treaty (as defined below) under the Limitation on Benefits provisions contained in the Treaty, (d) who holds the ADSs or Shares as capital assets and (e) whose functional currency is the U.S. dollar. Certain holders (including but not limited to United States expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers and persons holding the ADSs or Shares as part of a straddle, hedging or conversion transaction) may be subject to special rules not discussed below. If a partnership holds ADSs or Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds ADSs or Shares, the Holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of ADSs or Shares. Because this is a general summary, U.S. Holders are advised to consult their own tax advisor with respect to the ownership and disposition of ADSs and the Shares.

  The statements regarding United States and French tax laws set out below assume that each obligation in the Deposit Agreement of the Company pursuant to which the ADSs have been issued and any related agreement will be performed in accordance with its terms and are based on United States and French laws and the double taxation conventions between the United States and France in force, and on the practice of the French tax authorities, all as of the date hereof, and as a consequence are subject to any changes in such laws, conventions or practice occurring after such date. In this regard, we refer to the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the "Treaty") which entered into force on December 30, 1995. In addition, tax regulations were issued by the French tax authorities (the "Regulations"). The Treaty and the Regulations affect the French withholding tax rules applicable to dividends to which an avoir fiscal is associated and affect the timing of payments to nonresidents of France that are entitled to treaty benefits pursuant thereto.

  For purposes of the Treaty and the United States Internal Revenue Code of 1986, as amended (the "Code"), U.S. Holders of American Depositary Receipts ("ADRs") will be treated as owners of the ADSs evidenced thereby and the Shares represented by such ADSs.

  Taxation of Dividends

  Withholding / Avoir Fiscal

  In France, dividends are paid out of after-tax income. French residents, who receive dividends from French companies, are generally entitled to a tax credit, known as the avoir fiscal.

  The amount of the avoir fiscal is generally equal to:

    50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or
    15% of the dividend paid for the other Shareholders who used the avoir fiscal in 2002, and 10% of the dividend paid for such other Shareholders who will use the avoir fiscal as of January 1, 2003.

  In addition, if the distribution of dividends by the Company gives rise to the précompte, Shareholders entitled to the avoir fiscal at the rate of 15%, and then 10%, will generally be entitled to an additional amount of avoir fiscal equal to:

    70% of the précompte paid in cash by the Company for Shareholders entitled to use the avoir fiscal at the rate of 15%; and
    80% of the précompte paid in cash by the Company for Shareholders entitled to use the avoir fiscal at the rate of 10%.

  As indicated below, the précompte is a tax which is paid by French companies when they distribute dividends out of certain profits and such dividends give rise to the avoir fiscal (see paragraph below relating to the précompte).

  »Additional Information

  Under French domestic law, dividends paid to non residents are normally subject to a 25% French withholding tax and non-residents are not eligible for the benefit of the avoir fiscal.

  Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of the ADSs or Shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. According to the Regulations, dividends paid to an Eligible U.S. Holder, as defined below, will be immediately subject to the reduced rate of 15%, provided that such holder establishes before the date of payment of the dividend that it is a resident of the United States in accordance with the procedures described below. An Eligible U.S. Holder would also be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax. As noted below, such payment will not be made until after the close of the calendar year in which the dividend was paid and only upon receipt by the French tax authorities of a claim made by the Eligible U.S. Holder for such payment in accordance with the procedures set forth below.

  An Eligible U.S. Holder is a U.S. Holder whose ownership of ADSs or Shares is not effectively connected with a permanent establishment or fixed base in France, and who is (i) an individual or other non-corporate holder that is a resident of the United States as defined pursuant to the provisions of the Treaty, (ii) a United States corporation, other than a regulated investment company, (iii) a United States corporation that is a regulated investment company only if less than 20% of its shares are beneficially owned by persons who are neither citizens nor residents of the United States or (iv) a partnership or trust that is treated as a resident of the United States as defined pursuant to the provisions of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify under clause (i) or (ii) above.

  In general, an Eligible U.S. Holder may receive a payment of the avoir fiscal only if such holder (or its partners, beneficiaries or grantors, if the holder is a partnership or trust) attests that it is subject to United States federal income taxes on the payment of the avoir fiscal and the related dividend. Certain entities are not entitled to the avoir fiscal or are only entitled to receive a reduced portion of the avoir fiscal. Certain tax-exempt "U.S. Pension Funds", as discussed below, and certain tax-exempt entities (including certain State-owned institutions, not-for-profit organizations and individuals with respect to dividends beneficially owned by such individuals and derived from an investment in a retirement arrangement) ("Other Tax-Exempt Entities"), that own, directly and indirectly, less than 10% of the capital of the Company, and that satisfy certain filing formalities specified in the Regulations (discussed above) (i) are entitled to a payment, subject to French withholding tax, equal to 30/85 of the gross avoir fiscal (the "partial avoir fiscal") and (ii) are eligible for the reduced withholding tax rate of 15% on dividends. A "U.S. Pension Fund" is a fund that is subject to the Code provisions relating to tax-exempt pension funds, including Section 401(a) (qualified retirement plans), Section 403(b) (tax deferred annuity contracts) or Section 457 (deferred compensation plans) of the Code and that is established and managed in order to pay retirement benefits.

  Dividends paid to an Eligible U.S. Holder will be subject to the reduced withholding tax rate of 15% at the time the dividend is paid if (i) such holder duly completes and provides the paying agent with French Treasury Form RF 1 EU-NO. 5052 (the "Form") together with, if such holder is not an individual, an affidavit attesting that it is the beneficial owner of all the rights attached to the full ownership of the ADSs or Shares, including, but not limited to dividend rights, before the date of payment of the relevant dividend, or if (ii) completion of the Form is not possible prior to the payment of dividends, such holder duly completes and provides the institution responsible for the management of the securities account (établissement gestionnaire du compte titre) with a simplified certificate (the "Certificate") stating that (a) such holder is a United States resident as defined pursuant to the provisions of the Treaty, (b) such holder’s ownership of the ADSs or Shares is not effectively connected with a permanent establishment or fixed base in France, (c) such holder owns all the rights attached to the full ownership of the ADSs or Shares, including but not limited to dividend rights, (d) such holder meets all the requirements of the Treaty for obtaining the benefits of the reduced rate of withholding tax and the right to payment of the French avoir fiscal and (e) such holder claims the reduced rate of withholding tax and payment of the avoir fiscal. Dividends paid to a U.S. Holder that is not entitled to the avoir fiscal (i.e., a holder other than an Eligible U.S. Holder) or to an Eligible U.S. Holder that has not filed a completed Form or Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25%. Such a holder may claim a refund of the excess withholding tax and an Eligible U.S. Holder may claim the avoir fiscal by completing and providing the French tax authorities with the Form before December 31 of the second calendar year following the year during which the dividend was paid. U.S. Pension Funds and Other Tax-Exempt Entities are subject to the same general filing requirements as Eligible U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

  Eligible U.S. Holders, U.S. Pension Funds and Other Tax-Exempt Entities must file the Form and, where applicable, the affidavit, in order to receive payment of the avoir fiscal or partial avoir fiscal (whichever is applicable). The avoir fiscal or partial avoir fiscal is generally expected to be paid to Eligible U.S. Holders, U.S. Pension Funds and Other Tax-Exempt Entities within 12 months of filing the Form, but not before January 15 following the end of the calendar year in which the related dividend is paid. Similarly, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the form, but not before January 15 following the end of the calendar year in which the related dividend is paid.

  The Form or the Certificate, together with their respective instructions, will be provided by the Depositary to all U.S. Holders of ADRs registered with the Depositary and are also available from the United States Internal Revenue Service. The Depositary will arrange for the filing with the French tax authorities of all Forms or Certificates completed by U.S. Holders of ADRs that are returned to the Depositary within the time periods specified by the Depositary in its notification to U.S. Holders of ADRs.

»Additional Information	Item 10

  For United States federal income tax purposes, the gross amount of a dividend and the amount of the avoir fiscal paid to a U.S. Holder, including any French withholding tax thereon, will be included in gross income as dividend income on the date each such payment is received (which, in the case of a U.S. Holder of ADSs, will be the date of receipt by the Depositary) to the extent paid or deemed paid out of the Company’s current or accumulated earnings and profits as calculated for United States federal income tax purposes. Distributions in excess of current earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the ADSs or Shares, and to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such ADSs or Shares. No dividends received deduction will be allowed with respect to dividends paid by the Company. Such dividends will generally constitute foreign source "passive" income or (in the case of certain holders) "financial services" income for foreign tax credit purposes. The amount of any dividend paid in euros, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euros on the date such dividend is included in income (which, for a U.S. Holder of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder may be required to recognize United States source ordinary income or loss upon a subsequent sale or disposition of euros. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, which will generally be United States source ordinary income or loss, in connection with the receipt of a refund of any French taxes withheld from a dividend in excess of the Treaty rate of 15%.

  French withholding tax imposed at the Treaty rate of 15% on dividends paid by the Company and on any related payment of the avoir fiscal is treated as payment of a foreign income tax and, subject to certain conditions and limitations, may generally be claimed as a credit against such U.S. Holder’s United States federal income tax liability. Alternatively, a U.S. Holder may claim foreign taxes paid in a particular year as an itemized deduction. A deduction does not reduce United States tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The United States Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of French withholding tax could be affected by future actions that may be taken by the United States Treasury.

  Précompte

  Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution and which give rise to the avoir fiscal are subject to a tax known as the "précompte". The précompte is paid by the distributing company to the French tax authorities and is equal to one-half of the nominal dividend distributed.

  U.S. Holders not entitled to the avoir fiscal and U.S. Pension Funds and Other Tax Exempt Entities entitled to the partial avoir fiscal only may generally obtain a refund from the French tax authorities of the précompte paid by the Company with respect to the dividends distributed. Pursuant to the Treaty, the amount of the précompte refunded to United States residents is reduced by the 15% withholding tax applicable to dividends and, where applicable, by the partial avoir fiscal paid to U.S. pension funds and other Tax Exempt Entities. A U.S. Holder is only entitled to a refund of précompte actually paid in cash by the Company and is not entitled to a refund of the précompte paid by the Company by means of offsetting French and/or foreign tax credits.

  A U.S. Holder entitled to a refund of the précompte must apply for such refund by filing a French Treasury form RF 1 B EU-NO.5053 before the end of the second calendar year following the year in which the related dividend was paid. The form and its instructions are available from the United States Internal Revenue Service or at the Centre des Impôts des Non-Résidents (9, rue d’Uzès, 75094 Paris Cedex 2, France).

  For United States federal income tax purposes, the amount of the précompte paid to a U.S. Holder generally will be included in gross income as dividend income on the date such payment is received.

  »Additional Information

  Taxation of Capital Gains

  In general, under the Treaty, a U.S. Holder who is a resident of the United States for purposes of the Treaty will not be subject to French tax on any capital gain derived from the sale or exchange of ADSs or Shares unless the ADSs or Shares form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. Special rules apply to individuals who are residents of more than one country.

  The deposit or withdrawal of Shares in exchange for ADSs by a U.S. Holder under the Deposit Agreement will not be subject to United States federal income tax. In general, for United States federal income tax purposes, a

  U.S. Holder will recognize capital gain or loss on the sale or exchange of ADSs or Shares in the same manner as on the sale or exchange of any other ADSs or Shares held as capital assets. Such gain or loss, if any, will generally be United States source gain or loss, and will be treated as a long-term capital gain or loss if the holding period in the ADSs or Shares exceeds one year at the time of sale or exchange. In the case of a U.S. Holder who is an individual, capital gains, if any, generally will be subject to United States federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

  French Estate and Gift Taxes

  Pursuant to "The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978", a transfer of ADSs or Shares by gift or by reason of the death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to French tax unless (i) the donor or the transferor is domiciled in France at the time of making the gift, or at the time of his or her death, or (ii) the ADSs or Shares were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France.

  French Wealth Tax

The French wealth tax does not generally apply to the ADSs or Shares of a U.S. Holder who is a resident of the United States as defined pursuant to	the provisions of the Treaty.

  U.S. Information Reporting and Backup Withholding

  Dividend payments with respect to ADSs or Shares and proceeds from the sale, exchange or redemption of ADSs or Shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 30%. Backup withholding will not apply, however, to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. United States persons who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally are not subject to United States information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain United States-related financial intermediaries.

  Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s United States federal income tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

»Additional Information	Item 10

  Documents on Display

  The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and files reports and other information with the U.S. Securities and Exchange Commission (the "SEC"). Copies of all reports filed by the Company with the SEC may be inspected and copied at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

  For more information as to where to find public information on the Company, see the section entitled "Shareholder Communications".

  »Additional Information

»Quantitative and Qualitative Disclosures About Market Risk	Item 11

  See "Item 5. Operating and Financial Review and Prospects - General Information".

  » Additional Information

»Description of Securities Other than Equity Securities	Item 12

  See "Item 5. Operating and Financial Review and Prospects - General Information".

»Defaults, dividend Arrearages and Delinquencies	»Item 13

  Not Applicable.

»Material Modifications to the Rights of Security Holders and Use of proceeds	Item 14

  To the knowledge of the Company, there have been no material modifications to instruments defining the rights of holders of the Company’s Shares. There is currently a resolution proposed by the Board of Directors of Pechiney in order to harmonize the Pechiney’s by-laws with the new French regulation regarding the formalities to be accomplished by shareholders who wish to participate in shareholders’ meetings, with respect to evidence of their shareholding. This resolution will be presented to the annual General Shareholders’ Meeting scheduled to take place on second notice on April 3, 2003. The purpose of this resolution is to amend Article 27 of the by-laws of Pechiney in order to harmonize such by-laws with the new regulations enacted by the French Decree of May 3, 2002 (amending article 136 of the French Decree of March 23, 1967 governing French companies), which give more flexibility regarding formalities to be accomplished by shareholders who wish to participate in a general meeting of the shareholders, with respect to evidence of their shareholding. This new regulation officially recognizes the possibility to transmit by any means, including through remote or electronic means, the certificate indicating the number of shares held in bearer form by any shareholder. More importantly, the new regulation now authorizes the sale of shares held in bearer form or in registered form at any time before the shareholders’ meeting, including after transmission of the voting or proxy form or the delivery of an admission card. However, if the revocation of the certificate of non-transferability of shares occurs before 3:00 p.m. (Paris Time) the day before the shareholders’ meeting, then the revocation must be transmitted with all information enabling the related adjustment of the number of voting rights for which a voting form or a proxy form has been transmitted or an attendance card delivered; if it occurs after that time, then such information do not have to be transmitted.

  Furthermore, two of Pechiney’s shareholders have proposed a resolution to convert theclass of Preferred Shares “B” into Common Shares “A” following the date of payment of the dividend proposed in respect of the 2002 fiscal year. This resolution will be presented to the annual General Shareholders’ Meeting scheduled to take place on April 3, 2003. For a more detailed description of the proposed resolution, see “Item 9. The Offer and Listing – Price History of the Shares – Preferred Shares “B”.” For a description of the impact of the Company’s issuance of OCEANE (debt securities convertible into or exchangeable for existing or newly issued Shares) in April 2002, please see “Item 10. Additional Information – April 2002 issuance of bonds convertible into new A shares and/or exchangeable for existing A shares (OCEANE)".

»Controls and Procedures	Item 15

  As of a date within 90 days prior to the filing date of this Annual Report on Form 20-F (the "Evaluation Date"), Pechiney’s Chairman and Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act) with the assistance of the Disclosure Committee of the Company whose members are other members of management, have concluded that the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries was made known to them by others within those entities particularly during the period in which this Annual Report on Form 20-F was being prepared.

  There have been no significant changes in the Company’s internal controls or, to the Company’s knowledge, in other factors that could have significantly affected the Company’s internal controls subsequent to the Evaluation Date.

Item 16

  [Reserved]

»Financial Statements	Item 17

  Not Applicable

»Financial Statements	Item 18

  The following financial statements are filed as part of this Annual Report

»Exhibits	Item 19

  The following exhibits are filed as part as this Annual Report

  Exhibit

1.	By-laws of Pechiney* (statuts) as of March 28, 2002 (unofficial English translation)
2.	Prospectus (Note d’Opération définitive), dated April 3, 2002, relating to the issuance of bonds convertible into new Common Shares "A" and/or exchangeable for existing Common Shares "A" (unofficial English translation)
3.	Subsidiaries of Pechiney (see "Note 23 to the Consolidated Financial Statements")

  * Certain amendments to the by-laws, some of which are described in this Annual Report, will be proposed at the Shareholders’ Meeting scheduled for April 3, 2003.

  » Report of Independent Accountants

  To the Board of Directors and Shareholders of Pechiney

  We have audited the accompanying consolidated balance sheets of Pechiney and its subsidiaries as of December 31, 2002, 2001 and 2000, and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pechiney and its subsidiaries as of December 31, 2002, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in France.

  Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2002, 2001, and 2000 to the extent summarized in note 25 to the consolidated financial statements.

  Paris, January 29, 2003

    F1

  »Consolidated Statements

    F2

  Consolidated Statements of Income

Years ended December 31, 2002, 2001 and 2000
(in millions of euros)	Notes	2002	2001	2000

Net sales		11,909	11,054	10,679
Other operating revenues		144	150	148
Cost of goods sold (excluding depreciation)		(10,611)	(9,615)	(9,217)
Selling, general and administrative expense		(610)	(615)	(559)
Research and development expense		(90)	(97)	(90)
Depreciation and amortization	4-6	(335)	(328)	(303)

Earnings from operations		407	549	658
Restructuring expense and long-lived asset writedowns	4-14	(145)	(75)	(29)
Other income (expense)	17	(98)	12	(11)

Income from operations		164	486	618
Financial expense, net	16	(49)	(68)	(68)

Income before income taxes		115	418	550
Income tax (expense) benefit	18	(39)	(130)	(172)

Net income from consolidated companies		76	288	378

Equity in net earnings of affiliates	7	3	24	(13)
Minority interests	13	0	(28)	(31)

Net income before goodwill		79	284	334
Goodwill amortization	5	(31)	(29)	(20)
Exceptional goodwill amortization	5	(98)	(22)	-

Net income (loss)		(50)	233	314

Net income per common share "A" (in euros)	12
- Basic earnings per share		(0.66)	2.92	3.90
- Diluted earnings per share		(0.66)	2.90	3.88

See Notes to the Consolidated Financial Statements.

    F3

  »Consolidated Statements

  Consolidated Balance Sheets

December 31, 2002, 2001 and 2000
(in millions of euros)	Notes	2002	2001	2000

ASSETS
Non current assets
Property, plant and equipment, net	4	2,832	2,997	2,476
Goodwill, net	5	637	860	642
Other intangible assets, net	6	163	145	166
Investments in equity affiliates	7	285	297	261
Long-term investments	8	139	141	149
Deferred income taxes	18	505	335	331
Other long-term assets	9	279	256	233

		4,840	5,031	4,258
Current assets
Inventories, net	10	1,525	1,601	1,448
Accounts receivable – trade	11	1,281	1,466	1,500
Deferred income taxes	18	51	60	53
Other receivables and prepaid expenses		101	91	353
Marketable securities	15	153	113	86
Cash	15	283	321	375

		3,394	3,652	3,815

Total assets		8,234	8,683	8,073

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Capital stock		1,258	1,245	1,244
Share premium		790	767	767
Retained earnings		1,297	1,473	1,351
Cumulative translation adjustment		(151)	50	(9)
Treasury shares		(180)	(140)	(80)

	12	3,014	3,395	3,273
Minority interests	13	149	169	169

Shareholders’ equity and minority interests		3,163	3,564	3,442
Long-term provisions
Deferred income taxes	18	195	173	93
Other long-term provisions	14	1,142	1,129	1,079

		1,337	1,302	1,172
Long-term debt	15	1,465	971	734

Current liabilities
Accounts payable – trade		1,456	1,504	1,503
Other payables and accrued liabilities		384	393	599
Current portion of long-term debt	15	39	37	31
Short-term bank loans	15	390	912	592

		2,269	2,846	2,725

Total liabilities and shareholders’ equity		8,234	8,683	8,073

Contingencies	20

See notes to the Consolidated Financial Statements.

    F4

  »Consolidated Statements

  Consolidated Statements of Cash Flows

Years ended December 2002, 2001 and 2000

(in millions of euros)	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(50)	233	314
Minority interests	0	28	31
Equity in net earnings of affiliates	(3)	(24)	13
Depreciation and amortization	464	357	323
Net gain on disposal of long-lived assets	(1)	1	(6)
Long-lived assets writedown	102	41	13
Restructuring provision	38	53	15
Deferred income tax expense (benefit)	(28)	18	9
Other non-cash expense, net	218	43	68

Gross operating cash flow	740	750	780

Changes in assets and liabilities exclusive of effects of
acquisitions, divestitures and translation adjustments:
- (Increase) decrease in inventories	(23)	(53)	(138)
- (Increase) decrease in trade recevables	216	187	(145)
- Increase (decrease) in trade payables	(25)	(110)	73
- Restructuring expenditures	(32)	(33)	(47)
- Other changes	(247)	(164)	(125)

Net cash provided by operating activities	629	577	398

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(479)	(389)	(287)
Increase in long-term investments	(42)	(582)	(227)
Increase in long-term recevables	(21)	-	(20)
Other (increase) decrease in long-lived assets	(38)	24	(12)
Proceeds from sales of other investments,
net of cash of businesses sold	10	10	480
Other proceeds from sales of long-term assets	15	15	14
Receipts from other long-term receivables	18	5	2

Net cash used in investing activities	(537)	(917)	(50)

CASH FLOWS FROM FINANCING ACTIVITIES
Additions to long-term debt	645	262	24
Increase (decrease) in other financial debt	(623)	287	(264)
Purchase of Pechiney shares	(40)	(60)	(49)
Share capital increase in Pechiney	36	1	-
Dividends paid:
- by Pechiney	(102)	(111)	(66)
- to minority interests in subsidiaries	(20)	(23)	(6)

Net cash (used in) provided by financing activities	(104)	356	(361)

Net effect of foreign currency translation on cash	14	(43)	6
Net increase (decrease) in cash and cash equivalents	2	(27)	(7)
Cash and cash equivalents at beginning of period	434	461	468

Cash and cash equivalents at end of period	436	434	461

SUPPLEMENTAL DISCLOSURES
Cash payments during the period for:
- Interest	(49)	(81)	(67)
- Income taxes	(132)	(110)	(114)

See Notes to the Consolidated Financial Statements.
    F5

  »Consolidated Statements

  Consolidated Statement of Shareholders’ Equity

Years ended December 31, 2002, 2001, 2000, 1999, 1998 and 1997

(in millions of euros)	Number of shares	Capital stock	Treasury shares	Share Premium	Retained earnings	Cumulative translation adjustment	Shareholders’ equity

Common Shares "A"	80,469,343
Preferred Shares "B"	1,091,044

Balance as of December 31, 1997	81,560,387	1,243	(31)	833	665	(222)	2,488

Net income					311		311
Translation adjustment						(109)	(109)
Exercise of stock options							-
Cash dividends:
- Common Shares "A"					(64)		(64)
- Preferred Shares "B"					(2)		(2)

Common Shares "A"	80,469,343
Preferred Shares "B"	1,091,044

Balance as of December 31, 1998	81,560,387	1,243	(31)	833	910	(331)	2,624

Net income					260		260
Translation adjustment						243	243
Exercise of stock options	15,825						-
Conversion of capital stock into euros		1			(1)		-
Cash dividends:
- Common Shares "A"					(99)		(99)
- Preferred Shares "B"					(2)		(2)

Common Shares "A"	80,485,168
Preferred Shares "B"	1,091,044

Balance as of December 31, 1999	81,576,212	1,244	(31)	833	1,068	(88)	3,026

Net income					314		314
Translation adjustment						79	79
Exercise of stock options	8,978						-
Purchase of Pechiney shares			(49)				(49)
Cash dividends:
- Common Shares "A"				(65)			(65)
- Preferred Shares "B"				(1)			(1)
Precompte					(31)		(31)

Common Shares "A"	80,494,146
Preferred Shares "B"	1,091,044

Balance as of December 31, 2000	1,585,190	1,244	(80)	767	1,351	(9)	3,273

Net income					233		233
Translation adjustment						59	59
Exercise of stock options	41,000	1					1
Purchase of Pechiney shares			(60)				(60)
Cash dividends:
- Common Shares "A"					(78)		(78)
- Preferred Shares "B"					(4)		(4)
Precompte					(29)		(29)

    F6

(in millions of euros)	Number of shares	Capital stock	Treasury shares	Share Premium	Retained earnings	Cumulative translation adjustment	Shareholders’ equity

Common Shares "A"	80,535,146
Preferred Shares "B"	1,091,044

Balance as of December 31, 2001	81,626,190	1,245	(140)	767	1,473	50	3,395

Net income					(50)		(50)
Translation adjustment						(201)	(201)
Exercise of stock options	32,216			1			1
Increase in capital	855,277	13		22			35
Purchase of Pechiney shares			(40)				(40)
Cash dividends:
- Common Shares "A"					(78)		(78)
- Preferred Shares "B"					(2)		(2)
Precompte and other changes					(46)		(46)

Common Shares "A"	81,422,639
Preferred Shares "B"	1,091,044
Balance as of December 31, 2002	82,513,683	1,258	(180)	790	1,297	(151)	3,014

  See Notes to the Consolidated Financial Statements.
  For the years ended December 31, 1997 and 1998 , amounts have been translated from French francs to euros using the official rate as of January 1, 1999.

  Note 1 - Basis of Presentation

  Accounting Principles

  The consolidated financial statements are prepared in accordance with accounting principles generally accepted in France and, in particular, comply with the principles defined in Regulation 99-02 of the "Comité de réglementation comptable" (CRC).

  The use of these accounting principles results in a small number of differences from the use of accounting principles generally accepted in the United States of America, which are also used as a reference by the Group because of the magnitude of its international activities. These differences are presented in note 25.

  New Accounting Standards

Effective January 1, 2002, the Group applied regulation 00-06 of the CRC relating to the accounting for liabilities. The application of this regulation	had no significant impact on the Group’s financial position or results of operations.

    F7

  »Consolidated Statements

  Significant Accounting Policies

  a) Principles of Consolidation

The consolidated financial statements include Pechiney and all significant subsidiaries in which the Group owns, directly or indirectly, a controlling	interest. The equity method of accounting is used for companies in which the Group does not own a controlling interest but exercises significant influence.

  b) Property, Plant and Equipment

  Property, plant and equipment are stated at cost of purchase or construction and are depreciated on a straight-line basis over their estimated useful lives, which are generally as follows:

  - buildings and structures 25 to 40 years,

  - machinery and equipment 8 to 25 years,

  - other 3 to 10 years.

  Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, this carrying amount is compared with the future cash flows (undiscounted and without interest charges). If the sum of expected future cash flows is less than the carrying amount of the assets, an impairment loss is recognized based on the fair value of the assets, which is generally estimated as the present value of expected future cash flows.

  Significant acquisitions under capital lease agreements are capitalized on the basis of the present value of future rental costs and depreciated over their estimated useful lives.

  Interest costs incurred during the period of construction of fixed assets are capitalized as part of acquisition costs.

  c) Intangible Assets

  The difference between the purchase price and the book value of net assets acquired is allocated to tangible and intangible assets and to assumed liabilities for which a fair value can be specifically determined. The excess of the purchase price over the fair value of net assets acquired is allocated to goodwill. If an acquisition relates only to a portion of the share capital, this allocation is carried out proportionately, i.e. limited to the portion of shares acquired. Goodwill is amortized on a straight-line basis over a period not exceeding 40 years.

  The carrying value of goodwill is reviewed annually to reflect changes which may have permanently impaired the profitability and the value of the related assets. Beginning in 2002, this review is carried out in accordance with SFAS 142:

    the carrying value of the net assets and liabilities of the reporting units to which goodwill has been assigned is compared with the fair value of these reporting units, estimated mainly on the basis of discounted cash flows;
    if the fair value of the reporting unit is lower than the carrying amount, the implied value of the goodwill included in this fair value is determined by deducting the fair value of each of the assets and liabilities of the reporting unit from its global fair value;
    if the implied fair value of goodwill is lower than its carrying value, an impairment loss is recognized to reduce the carrying value to the level of the implied fair value.

  In 2000 and 2001, the carrying value of goodwill was compared with the fair value of the acquired entities and was also reviewed for impairment jointly with the property, plant and equipment with which goodwill was associated.

  d) Inventories

  Inventories are stated at the lower of cost or market value. Cost is generally calculated using the weighted average cost method. The last-in-first-out (LIFO) method is used by the following subsidiaries: Pechiney Rhenalu,

Pechiney Rolled Products LLC, Pechiney Cast Plate, Inc. and Pechiney Plastic Packaging, Inc.

  e) Treasury shares

Shares of the parent company Pechiney SA held by consolidated Group companies are presented as a deduction from consolidated equity.

  f) Revenue Recognition

Revenues are recognized as follows: for industrial and trading subsidiaries, revenues are recognized in Net sales upon transfer of title to the customers;
    for sales agencies, commissions are recorded as Other operating revenues at the time the related transactions are completed.

  Long term contracts, which exist in areas such as the sale of technology, are recorded using the percentage of completion method.

    F8

  »Consolidated Statements

  g) Research and Development Costs

Research and development costs are expensed as incurred.

  h) Foreign Currency Translation of Financial Statements and Transactions

  The financial statements of foreign subsidiaries are translated as follows:

    balance sheet items are translated at period-end exchange rates;
    income statement items are translated at average exchange rates in effect during the period;

    the net effect of translating foreign currencies is reflected as a cumulative translation adjustment within shareholders’ equity.
Exchange differences arising from foreign currency transactions are recorded in the statement of income.

  i) Deferred Income Taxes

  Deferred income taxes are accounted for using the liability method on temporary differences between the consolidated financial statements and tax bases and on net operating loss carryforwards. These deferred taxes are measured by applying currently enacted tax laws. Valuation allowances are established on deferred tax assets when management estimates that it is more likely than not that the related benefit will not be realized. Deferred tax assets and liabilities are stated at present value when the impact of discounting is significant and the timing of reversals is sufficiently reliable. Since these requirement of CRC Regulation 99-02 became mandatory in 2000, these two conditions have not been met.

  Income taxes which may be incurred upon remittance of the Group’s share of foreign subsidiaries’ undistributed earnings are provided unless such earnings are expected to be permanently retained.

  j) Pension Plans and Retirement Indemnities

  The Group’s projected benefit obligations relating to defined benefit pension plans, retirement indemnity schemes and similar schemes are calculated using actuarial assumptions which take into account the economic situation of each country. These obligations are covered either by plan assets to which the Group contributes or by reserves recorded in the balance sheet over the period the rights are acquired.

  k) Postretirement Benefits Other than Pensions

The Group’s obligations relating to healthcare and life insurance benefits are recognized over the period the rights are acquired. The accrued	obligations are based on an actuarial valuation, which takes into account assumptions regarding mortality and future healthcare cost trends.

  l) Commodity Instruments

  In order to reduce its exposure to market fluctuations in the price of raw materials, the Group uses various hedging instruments, in accordance with established Group guidelines.

  Industrial subsidiaries record gains or losses generated by these instruments in the same manner and period as the income or loss on the hedged transactions. If, in very limited circumstances, the instruments do not constitute a hedge, they are marked to market with the gain or loss immediately recorded in the income statement, in Cost of goods sold. Trading subsidiaries mark to market their contracts. Net unrealized losses are recorded in the income statement, in Cost of goods sold, as well as net unrealized gains. Unrealized gains on contracts involving commodities without a liquid market are deferred until the contract is closed.

  m) Financial Instruments

  Due to the magnitude of transactions denominated in foreign currencies and the use of diversified financing, the Group protects itself against market fluctuations, under defined procedures.

  The Group uses various financial instruments to hedge currency and interest rate risks on assets, liabilities and anticipated transactions, including firm commitments. All foreign exchange and interest rate instruments are either quoted on organized exchanges or are over-the-counter transactions with highly-rated counterparties. Gains or losses on these instruments are accounted for in the same manner and period as the income or loss on the hedged transaction.

  Only instruments which reduce the exposure of the Group to currency or interest rate risks and designated as a hedge of the exposed item are accounted for as a hedge. The Group reassesses whether contracts accounted for as hedges continue to constitute hedges in the event of a change in the underlying hedged exposure.

  In very limited circumstances, certain instruments do not or no longer constitute a hedge. These instruments are marked to market with the gain or loss recorded immediately in the income statement.

    F9

  »Consolidated Statements

  n) Uncertainties Resulting from the Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

  Estimates and assumptions are particularly significant with respect to estimating liabilities such as provisions and accruals for litigation or environmental remediation. They are also significant with respect to assessing the recoverability of the carrying value of property, plant and equipment, intangible assets and deferred tax assets which, to a large extent, is based on estimates of expected future net income or cash flows. Considering the factors specific to the principal businesses of the Group, estimates of future net income and cash flows could vary significantly from actual results.

  o) Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include all instruments with an original maturity of three months or less.	Cash equivalents are included on the balance sheet in marketable securities and are carried at cost, which approximates market value.

  Note 2 - Changes in the Group Structure

  In 2002:

  on January 1, the Group consolidated its 100 percent ownership interest in Electrification Charpente Levage South Africa and Pechiney Far East, which were previously accounted for as non-consolidated investments;
  on January 1, the Group consolidated its 100 percent ownership interest in Cosmetech Mably International Hong-Kong, which was previously accounted for under the equity method;
  on January 1, the Group sold its 100 percent ownership interest in Affival, and deconsolidated Pechiney Inter NV which no longer had significant activities;
  on January 1, Cosmetech Europe merged with Mably Europe and was renamed Cosmetech Mably Europe;
  on February 1, the Group consolidated its 100 percent ownership interest in the new company Alufin;
  on July 1, Lir USA merged with Henlopen Manufacturing Co, Inc;
  on July 1, the Group deconsolidated Cebal Printal Oy, which had disposed of most of its activity;
  on August 1, the Group consolidated its 100 percent ownership interest in Pechiney Rolled Product Property and Equipment Company LLC;
  on October 1, the Group sold its 100 percent ownership interest in Kasmacher;
  on October 1, the Group consolidated its 100 percent ownership interest in Sofiri, which was previously accounted for as non-consolidated investments.

  In 2001:

  on January 1, the Group consolidated its 100 percent ownership interest in Cebal Mexico S.A. de C.V. and ECL-CDG Services Inc., which were previously accounted for as non-consolidated investments, as well as Pechiney Approvisionnements Alumine, a new subsidiary to which the alumina trading activity of Aluminium Pechiney was transferred;

  on January 1, the Group consolidated its 100 percent ownership interest in the Brazilian company Cebal Brasil Limitada after its merger with the Brazilian company Metalpack, acquired in 2000;
  on January 1, the Group deconsolidated the British company Brandeis Brokers Limited, which no longer had significant activities;
  in March, as part of the Bauxilum project, the Group created the wholly-owned company Aluminium Pechiney SPV;
  in April, a wholly-owned subsidiary recently created by the group, Pechiney Aviatube Limited, acquired the extruded alloyed aluminium activity from the company Luxfer Holdings PLC (Workington plant in Great Britain);
  following the purchase of minority interests in Pet Plas Packaging Ltd in April, the Group now owns a 100 percent interest in this company;
  in May, the Group sold its 100 percent ownership interest in the French company Société Métallurgique de Gerzat;
  in May, the Group acquired a 100 percent ownership interest in the Brazilian company Molplastic Moldes Plasticos Ltda., subsequently merged with TPI Novolit S.A. and renamed TPI Molplastic Ltda.;
  in May, the Group sold its 100 percent ownership interest in the Australian company Lir Australia;
  in June, the Group acquired a 100 percent ownership interest in Sapa Eurofoil S.A. and Eurofoil Belgium S.A., which were subsequently renamed Pechiney Eurofoil Luxembourg S.A. and Pechiney Eurofoil Belgique S.A., respectively;
  in July, the Group acquired a 100 percent ownership interest in the following companies which comprise the Soplaril Group: Soplaril S.A., Soplaril Italia S.p.A, Soplaril Portugal Lda and Polibol S.A.;
  following the purchase of minority interests in Cosmetech Europe, Mably Europe and CMI, which occurred in June, the Group now owns a 100 percent interest in each of these three companies;
  in October, the Group exercised its call option related to the shares of the Australian companies Johcath Holdings Pty Ltd and Cathjoh Holdings

    F10

  »Consolidated Statements

  Pty Ltd owned by AMP Private Capital. Following these acquisitions, the Group owns a 100 percent interest in Cathjoh Holdings Pty Ltd, itself owner of 15.5 percent of the Tomago smelting facility (Australia), bringing the total Group share in this facility to 51.55 percent;

  in December, the Group consolidated its ownership interest of 58 percent in Cebal Tuba SP ZO.O. and of 100 percent in Pechiney Capalux previously accounted for as non-consolidated investments.

  In 2000:

  on January 1, the Dutch company Impress Metal Packaging, which was previously accounted for under the equity method, was accounted for as a non-consolidated investment due to a capital increase subscribed by the majority shareholder which decreased the Group’s ownership interest from 20 percent to 6 percent;
  on January 1, the Group consolidated its 100 percent ownership interest in the Czech company Cechobal and the French company Cosmetech Europe;
  on January 1, the company Cebal Savoie was merged into the company Cebal;

  in January, the Group increased its ownership interest in Financière Techpack, the holding company of the Techpack International group, from approximately 92 percent to 100 percent;
  in February, the Group sold the brokerage activity of Brandeis Brokers Limited;
  in July, the Group sold its 45.45 percent residual interest in American National Can;
  in July, Techpack International group, together with the Valois group, formed the company Airlessystems, in which the Group has a 50 percent ownership interest, and transferred to it its plastic injection packaging system activity. This investment has been accounted for under the equity method;
  in October, the Group increased its ownership interest in Invensil from 77 percent to 100 percent;
  in November, the Group acquired a 100 percent ownership interest in the U.S. company Anchor Cosmetics (subsequently renamed Techpack America Cosmetic Packaging L.P.), which owns a 100 percent ownership interest in the Mexican company Cepillos de Matamoros;
  in December, the Group acquired a 100 percent ownership interest in the U.S. company JPS Packaging.

  Note 3 - Subsequent events

  None.

    F11

  »Consolidated Statements

  Note 4 - Property, Plant and Equipment

(in millions of euros)	Land and improvements	Buildings and improvements	Machinery, equipment, furniture and tooling	Construction in progress	Total

Cost as of January 1, 2000	84	1,155	3,850	171	5,260
Additions	1	13	87	178	279
Disposals	(1)	(8)	(75)	(1)	(85)
Translation adjustment	2	47	99	3	151
Other changes	4	50	207	(191)	70

Cost as of December 31, 2000	90	1,257	4,168	160	5,675
Accumulated depreciation and write-downs	(10)	(756)	(2,433)	-	(3,199)

Net book value as of December 31, 2000	80	501	1,735	160	2,476

Cost as of January 1, 2001	90	1,257	4,168	160	5,675
Additions	1	21	141	230	393
Disposals	(1)	(5)	(90)	(4)	(100)
Translation adjustment	1	6	88	4	99
Other changes	8	89	471	(130)	438

Cost as of December 31, 2001	99	1,368	4,778	260	6,505
Accumulated depreciation and write-downs	(10)	(806)	(2,692)	-	(3,508)

Net book value as of December 31, 2001	89	562	2,086	260	2,997

Cost as of January 1, 2002	99	1,368	4,778	260	6,505
Additions	1	24	168	291	484
Disposals	-	(13)	(121)	(27)	(161)
Translation adjustment	(5)	(33)	(309)	(24)	(371)
Other changes	10	17	72	(167)	(68)

Cost as of December 31, 2002	105	1,363	4,588	333	6,389
Accumulated depreciation and write-downs	(12)	(826)	(2,719)	-	(3,557)
Net book value as of December 31, 2002	93	537	1,869	333	2,832

In 2001, "Other changes" relate mainly to the acquisition of Pechiney Eurofoil Belgium, Pechiney Eurofoil Luxemburg and companies of the	Soplaril Group, as well as to the share of fixed assets corresponding to the increase of the Group’s ownership in the Tomago plant.

(in millions of euros, as of december 31)	2002	2001	2000

Capital lease
- gross value	84	84	82
- net book value	24	26	30

    F12

  » Consolidated Statements

  Depreciation charges and losses due to the writedown of property, plant and equipment were as follows:

(in millions of euros, for the year ended December 31)	2002	2001	2000

Depreciation charges	301	292	269
Write-downs of property, plant and equipment	102	19	13

  Write-downs of property, plant and equipment are primarily due to:

  in 2002, certain Packaging assets (66 million euros) and certain Aluminium Conversion assets (29 million euros), whose carrying value was higher than the sum of their undiscounted future cash flows;

  in 2001, certain Food, Healthcare and Beauty assets which will no longer be used in production;
  in 2000, certain Ferroalloy assets, whose carrying value was higher than the sum of their undiscounted future cash flows.

  Note 5 - Goodwill, net

(in millions of euros, as of December 31)	2002	2001	2000

Goodwill, gross	968	1,102	822
Accumulated amortization	(331)	(242)	(180)
Goodwill, net	637	860	642

  Analysis of and Changes in Goodwill
   Changes in goodwill since January 1, 2000 are presented in the following table:

(in millions of euros)

Goodwill, net, as of January 1, 2000	531
Amortization	(20)
Additions	106
Divestitures / de-consolidation	-
Translation adjustment	27
Other	(2)

Goodwill, net, as of December 31, 2000	642
Amortization	(29)
Writedown	(22)
Additions	252
Divestitures	(1)
Translation adjustment	23
Other	(5)

Goodwill, net, as of December 31, 2001	860
Amortization	(31)
Writedown	(98)
Additions	12
Divestitures	(3)
Translation adjustment	(99)
Other	(4)

Goodwill, net, as of December 31, 2002	637

    F13

  »Consolidated Statements

  As of December 31, 2002, goodwill relates principally to Pechiney Plastic Packaging, Inc. (€ 267 million), Financière Techpack and its subsidiaries (€ 116 million), Soplaril S.A. (€ 84 million) and Pechiney Pacific PTY Ltd (€ 51 million).

  Write-down of goodwill in 2002 mainly relates to Techpack International activities (€ 73 million) and the North American activities of the Aluminium Conversion segment (€ 16 million).

  In 2002, the translation adjustment stems from the change in euro-dollar exchange rate.

  The additions to goodwill for the year 2001 are mainly due to the consolidation of Cebal Brasil Limitada on January 1, 2001, the acquisitions of SAPA Eurofoil SA in June 2001 and the Soplaril Group in July 2001 and the increase (from 36.1% to 51.6%) in the Group’s share in the Tomago plant in October 2001.

  Write-down of goodwill in 2001 relates to the Hair care and Toiletries activity of Techpack International.

  The additions to goodwill for the year 2000 are mainly due to the acquisition of Anchor Cosmetics (renamed Techpack America Cosmetics Packaging, L.P.) in November 2000, to the purchase price adjustments related to the acquisitions of Pechiney Rolled Products LLC and Pechiney Cast Plate, Inc., which were acquired in 1999, and to the increase in the Group’s ownership interest (from 92% to 100%) in Financière Techpack in January 2000.

  Note 6 - Other Intangible Assets

  Other intangible assets mainly consist of:

  rights to electric power acquired from Electricité de France in 1984. The Group received access to a constant supply of electricity for a portion of the energy used by certain of its French plants through 2012. The rights were granted in exchange for an interest-free advance payment of € 305 million to be invested in a nuclear power generation plant. For the year ended December 31, 2002, the net book value of these rights amounted to € 78 million (€ 92 million and € 107 million as of December 31, 2001 and 2000, respectively);

  software for a net book value of € 35 million (€ 27 million and € 34 million as of December 31, 2001 and 2000, respectively).

For the year ended December 31, 2002, amortization expense for other intangible assets amounted to € 34 million (€ 36 million and € 34 million for each of the years ended December 31, 2001 and 2000, respectively).

  Note 7 - Investments in Equity Affiliates

(in millions of euros)	2002	2001	2000

Beginning of period	297	261	777
Changes:
- Equity in net income of Queensland Alumina Limited and Pechiney Reynolds Québec Inc.(*)	15	4	(3)
- Equity in net income of other affiliates	3	24	(13)
- Dividends received from equity affiliates	(3)	(9)	(14)
- Divestitures and reduction in ownership percentage	-	-	(502)
- Translation adjustment	(22)	6	4
- Other	(5)	11	12
End of period	285	297	261

  (*) Pechiney Resources PTY Ltd., an Australian subsidiary of Pechiney, owns a 20% interest in an incorporated venture through which Queensland Alumina Limited (QAL) owns and operates on a cooperation basis an alumina tolling facility with an annual capacity of 3,750,000 metric tons, located in Australia. QAL mostly supplies alumina to the Group’s aluminum smelters at Tomago (Australia) and Becancour (Canada).

  Pechiney Reynolds Québec, Inc. (PRQ), 50 percent owned by the Group, holds a 50.1% interest in the company Aluminerie de Becancour, Inc. which operates, on a cooperative basis, the Becancour aluminum smelter with an annual capacity of 400,000 metric tons. PRQ is required to purchase its share of aluminum output and to finance its share of operating costs incurred.

  The Group’s share in the net income (loss) of QAL and PRQ is consequently included, together with the Group’s share in the net income of the partnerships, as a component of cost of goods sold.

    F14

  »Consolidated Statements

  The Group’s remaining ownership interest of 45.45% in American National Can Group, Inc. (ANC) was sold in July 2000. The Group’s interest in ANC was accounted for under the equity method since August 1, 1999 with an initial investment recorded on that date of € 457 million.

  For the year ended 2000, the Group’s share in the net income of its equity affiliates includes a loss of € 46 million related to the write-off of the goodwill recorded by ANC in the first quarter of 2000.

  Key Financial Information of Equity Affiliates

Key financial information are derived from financial statements of the Group’s equity affiliates prepared on the same basis as the Group’s financial statements.

  The following table includes financial data relating to all equity affiliates as of and for the years ended December 31, 2002, 2001 and 2000. This financial data is extracted from the affiliates financial statements and include the Group’s share and the majority interests in these companies.

(in millions of euros)	2002	2001	2000

Balance sheet data (as of December 31):
Current assets	479	785	718
Non-current asset	1,073	1,143	1,106
Current liabilities	605	659	529
Non-current liabilities	282	518	670
Statement of income data (year ended December 31):
Net sales	1,254	1,444	1,369
Gross profit	247	328	332
Net income	(34)	82	69

Note 8 - Long-Term Investments

(in millions of euros, as of december 31)	2002	2001	2000

Subsidiaries (more than 50% owned) (1)	84	97	97
Affiliates (20% to 50% owned) (1)	12	1	6
Other investments (less than 20% owned)	43	43	46
Total	139	141	149

(1) The effects of not consolidating or not using the equity method to account for the investment in these entities in which the Group ownership interest exceeds 20% are not material.

  The change in Subsidiaries is primarily due to the write down of certain investments. This was partly off set by the purchase of additional shares of Danaflex (New-Zealand), an increase in the acquisition price of the shares of Envaril (Argentina) and the purchase of shares of Avenir Print Service (France).

The increase in Affiliates is due to the inclusion of the shares in Skw Stahl Holding (Germany), received in payment for the asset contribution of certain activities of the Ferroalloys Division.

    F15

  »Consolidated Statements

  Note 9 - Other Long-Term Assets

(in millions of euros, as of December 31)	2002	2001	2000

Non-current receivables(*)	49	55	60
Prepaid pensions (see Note 14a)	7	12	13
Additional minimum pension liabilities,
net of related tax effect (see Note 14a)	141	121	98
Other	82	68	62

Total	279	256	233

(*) Including long-term loans to Aluminium Dunkerque:	33	50	54

Note 10 - Inventories

(in millions of euros, as of December 31)	2002	2001	2000

Raw materials and supplies	427	428	368
Work in progress	468	469	449
Finished and semi-finished goods	658	735	642

Inventories, gross	1,553	1,632	1,459
Less: allowance for slow-moving inventories and others	(28)	(31)	(11)

Inventories, net	1,525	1,601	1,448

(in millions of euros, as of December 31)	2002	2001	2000

Valuation of inventories on a weighted average cost basis instead of a LIFO
basis would have increased the carrying value of inventories by	5	16	17
% of total inventories valued on a LIFO basis	31	31	31

Note 11 - Accounts Receivable - Trade

(in millions of euros, as of December 31)	2002	2001	2000

Accounts and notes receivable	1,051	1,268	1,287
Other	265	241	245
Less allowance for doubtful recevables	(35)	(43)	(32)

Total	1,281	1,466	1,500

    F16

  »Consolidated Statements
The activity in the allowance for doubtful receivables was as follows:

(in millions of euros)	2002	2001	2000

Balance at beginning of year	43	32	29
Provision charged to (released to) income	(2)	16	3
Writeoff of uncollectable receivables, net of recoveries	(2)	(1)	(1)
Translation adjustment	(4)	1	1
Other changes	-	(5)	-

Balance at end of year	35	43	32

The credit risk arising from accounts and notes receivable is limited due to the large number of customers comprising such receivables. These customers	are spread among many industrial sectors and geographic locations. Receivables sold are presented in note 20.

  Note 12 - Shareholders’ Equity

  a) Capital Stock

  As of December 31, 2002, 2001 and 2000 the capital stock was divided into common shares "A" and preferred shares "B", each having a par value of € 15.25 per share. Prior to the conversion of capital stock to euros on January 28, 1999, the par value was FF 100 per share or € 15.24 per share.

  Each preferred share "B" includes a voting right and entitles its holder to a preferred annual dividend of 9.5% of par value and, under certain conditions, to an additional dividend. Each common share "A" includes a voting right and entitles its holder to a dividend which, in any given year, cannot exceed the amount of the aggregate dividend paid per preferred share "B".

  b) Changes in Capital Stock

  1999
  Conversion of Capital to Euros
  The conversion to euros of the par value of each share "A" and each share "B", approved by the Board of Directors on January 28, 1999 in accordance with the authorization granted by shareholders at the Annual General Meetings on June 25, 1997 and May 18, 1998, resulted in, with the effect of rounding, an increase in the par value of shares "A" and "B" to € 15.25 per share. As a result, the capital stock of the Group increased by € 415,817.39, such amount having been transferred from retained earnings. After this conversion, capital stock amounted to € 1,243,795,901.75.

  Exercise of stock options
  During 1999, 15,825 options were exercised. These options were granted by the Board of Directors on June 26, 1996 pursuant to the authorization granted by the shareholders at the March 29, 1996 Annual General Meeting. This resulted in an increase in the capital stock of the Group related to the exercise of these options of € 241,331.25 corresponding to 15,825 new shares "A" issued with a par value of € 15.25 and an increase in capital premium of € 262,062.19 corresponding to € 16.56 for each new share.

  2000
  Exercise of stock options
  During 2000, 8,978 options were exercised. These options were granted by the Board of Directors on June 26, 1996 pursuant to the authorization granted by shareholders at the March 29, 1996 Annual General Meeting. This resulted in an increase in capital stock related to the exercise of these options of 136,914.50 corresponding to 8,978 new shares "A" issued with a par value of 15.25, and an increase in capital premium of 147,863.56. It corresponds to 7,950 new shares with a premium of € 16.56 for each new share (before legal adjustments) and to 1,028 new shares with a premium of 15.77 for each new share (after legal adjustments) .

  2001

  Exercise of stock options

  During 2001, 41,000 options were exercised. These options were granted by the Board of Directors on June 26, 1996 pursuant to the authorization granted by shareholders at the March 29, 1996 Annual General Meeting. This resulted in an increase in capital stock related to the exercise of these options of € 625,250 corresponding to 41,000 new shares "A" issued with a par value of 15.25 and an increase in capital premium of 646,570 corresponding to € 15.77 for each new share.

  As of December 31, 2001, capital stock amounted to € 1,244,799,397.50, representing 81,626,190 shares (80,535,146 shares "A" and 1,091,044 shares "B") with a par value of € 15.25 per share.

    F17

  »Consolidated Statements

  2002
  Capital increase reserved for employees
  855,277 new shares "A" were issued on January 24, 2002 at a price per share of € 45,65 to complete an increase of capital reserved to employees under Articles L.225-138-IV of the French Commercial Code and Article L.443-5 of the French Labor Code, in accordance with the authorization granted by the Shareholders’ meeting held on March 29, 2001 under its thirteenth resolution and final terms and conditions fixed by the board of directors on December 14, 2001 accordingly. All of these newly issued shares were subscribed, either directly or through employee mutual investment funds (FCPE) governed by Articles L.214-24 and L.214-40 of the French Financial and Monetary Code, by employees of Pechiney and employees of French and foreign companies which was affiliated to Pechiney in the meaning of Article L.225-80 of the French Commercial Code and have adhered in accordance with Article L.444-3 of the French Labor Code to a Group Shareholding Plan established by Pechiney under Articles L.443-1 and seq. of the French Labor Code. As a result, capital stock amounted to € 1,257,842,371.75, representing 82,481,467 shares (of which 81,390,423 shares "A" and 1,091,044 shares "B") with a par value of 15.25 per share.

  Issuing of debt securities exchangeable for existing shares, or convertible into new shares (OCEANE).
  In April 2002, Pechiney issued debt securities for an aggregate amount of 595,124,859 face value, representing 7,908,636 bonds convertible into new shares "A" and/or exchangeable for existing shares "A", with a par value of € 75.25 per bond. From May 21, 2002 to December 20, 2006, each of these bonds can be exchanged for existing shares "A" and/or converted into new shares "A" to be issued by Pechiney, at a ratio of one share for one bond (subject to adjustment of this exchange and/or conversion ratio in case of financial operations identified at the time of issuance of these bonds). During 2002, none of these debt securities was converted into new shares "A".

  Exercise of stock options
  During 2002, 32,216 options were exercised. This resulted in an increase in capital stock related to the exercise of these options of 491,294 corresponding to 32,216 new shares "A" issued with a par value of € 15.25 and an increase in capital premium of € 508,046.32 corresponding to € 15.77 for each new share.

  As of December 31, 2002, capital stock amounted to € 1,258,333,665.75, representing 82,513,683 shares (of which 81,422,639 shares "A" and 1,091,044 shares "B") with a par value of € 15.25 per share.

    F18

  »Consolidated Statements

  c) Capital structure and voting rights breakdown as of December 31, 2002, 2001 and 2000

  According to information received by Pechiney, the breakdown of capital stock and voting rights was as follows As of December 31, 2002, 2001 and 2000:

	as of December 31, 2002			as of December 31, 2001			as of December 31, 2000

	Number of shares held	% of share capital	% of voting rights	Number of shares held	% of share capital	% of voting rights	Number of shares held	% of share capital	% of voting rights

Shares "A"
Employees(1)	2,051,394	2.48	2.64	1,429,602	1.75	1.83	1,916,000	2.35	2.41
Pechiney(2)	3,720,170	4.51	-	2,557,896	3.13	-	1,163,642	1.43	-
Pechiney Nederland N.V. (2)	982,669	1.19	-	982,669	1.20	-	982,669	1.20	-
FLOATING STOCK
(inst. investors & public)of which	74,668,406	90.49	95.98	75,564,979	92.58	96.79	76,431,835	93.68	96.22
- Franklin Resources, Inc.(3)	5,396,777	6.54	6.94	5,469,983	6.70	7.01	4,481,788	5.49	5.64
- Groupe AGF Assurances(4)	5,081,067	6.16	6.53	5,081,067	6.22	6.51	5,081,067	6.23	6.40
- Fidelity Investments(5)	4,179,328	5.06	5.37	3,354,066	4.11	4.30	-	-	-
- Groupe Caisse des Dépôts(6)	3,743,668	4.54	4.81	3,507,782	4.29	4.49	3,567,853	4.37	4.49
- Groupe BNP Paribas(7)	1,553,733	1.88	2.00	2,891,584	3.54	3.70	2,891,584	3.54	3.64
- Electricité de France(8)	-	-	-	6,321,990	7.75	8.10	6,321,990	7.75	7.96

Shares "B"
Pechiney(2)	14,099	0.02	-	14,099	0.02	-	-	-	-
FLOATING STOCK
(inst. investors & public)	1,076,945	1.31	1.38	1,076,945	1.32	1.38	1,091,044	1.34	1.37

Total	82,513,683	100.00	100.00	81,626,190	100.00	100.00	81,585,190	100.00	100.00

  (1)Shares held through employee mutual investment funds (FCPE) under a Group employee shareholding plan, or directly held after having been acquired or freely received from the French State at the time of privatization of Pechiney and currently freely tradable.
  (2)In accordance with French law, treasury shares and shares held by a direct or indirect subsidiary of the Company have no voting rights.
  (3)Shares held by Franklin Resources, Inc. and its subsidiaries are comprised primarily of those held by Franklin Templeton through its investment funds and managed clients accounts. Last declaration of crossed threshold dated February 28, 2002.
  (4)Last declaration of crossed threshold dated May 13, 2002.
  (5)FMR Corp and Fidelity International Ltd, for investments funds held by their subsidiaries. Last declaration of crossed threshold dated December 20, 2002.
  (6)Directly or through investment funds or trading or other companies controlled by Caisse des Dépôts et Consignations. Last declaration of crossed threshold dated September 2, 2002.
  (7) Last declaration of crossed threshold dated October 29, 2002.
  (8) Last declaration of crossed threshold dated February 28, 2002.

  The shareholdings mentioned in this table are those the Company is aware of in accordance with declaration for crossed thresholds received by the Company or published by the French Financial Market Council (Conseil des Marchés Financiers). These shareholdings may have changed since the date of reception or publication of the most recent declarations. To the knowledge of the Company, no shareholder is lastingly linked to the Company except for the Company itself, its Dutch subsidiary Pechiney Nederland N.V and employees of the Group. Although disparities in the capital structure exist between the last 3 fiscal years, there is no particular rationale for such disparities since the holding of shares in the Company usually results from the way under which those holding shares in the

  Company deal with their portfolios of securities under their own plans and policies. To the knowledge of the Company, there is no natural person or legal entity holding individually more than 5% of the share capital or voting rights in the Company except for AGF Vie.

  The articles of association of the Company (by-laws) do not permit the award of voting rights above the ratio of one voting right per share, and do not set forth a ceiling on quantity of voting rights respectively held by each shareholder. Any disparity between the percentage of capital and the percentage of voting rights held by a shareholder for a same quantity of stock only results from the number of treasury shares and shares held by direct or indirect subsidiaries of the Company, which shares have no voting right.

    F19

  »Consolidated Statements

  d) Share Premium and Retained Earnings

  Share premium represents the difference between the issue price in cash or in-kind and the par value of the shares, net of issuance costs. Share premium amounted to € 790 million as of December 31, 2002, € 22 million of which related to the share capital increase reserved for employees.

Pechiney’s distributable retained earnings amount to € 1.594 million and would be subject to additional withholding tax of a maximum amount of 369 million in the event of total distribution.

  e) Cumulative Translation Adjustment of Subsidiaries within Euro Zone

  The cumulative translation adjustment as of December 31, 2002 includes a net credit of 47 million related to translation differences arising from balances of subsidiaries within the euro zone. These differences will be recognized in income in the event that the Group’s investment in these subsidiaries is sold or liquidated.

  f) Treasury Shares

  When Pechiney International was merged into Pechiney in December 1997, Pechiney Nederland N.V., a subsidiary of Pechiney, received 982,320 common shares "A" of Pechiney in exchange for its ownership interest in Pechiney International. In addition, in May 1998, Pechiney Nederland N.V. purchased outstanding shares of Pechiney International "over the counter" and exchanged them for 349 common shares "A". As of December 31, 2002, these common shares "A" of Pechiney, which have been retained by the Group, are presented in the Consolidated Balance Sheet as a reduction in shareholders’ equity in the amount of € 31 million, representing Pechiney Nederland N.V.’s share of in the carrying value of Pechiney International at the date of the merger, increased by the amount of the additional purchase value.

  Using the authorizations granted by shareholders at the March 28, 2002, March 29, 2001 and June 2, 1999 Annual General Meetings, Pechiney purchased 1,162,274 common shares "A" during 2002, 1,394,254 common shares "A" and 14,099 preferred shares "B" during 2001 and 1,163,642 common shares "A" during 2000, to reduce the excessive fluctuation in the Group’s share price, to ensure stabilization and liquidity of the market for these shares and to enable the exercise of options granted to employees. As of December 31, 2002, the common shares "A" of Pechiney which have been retained by the Group are presented in the consolidated balance sheet as a reduction in shareholders’ equity in the amount of € 149 million.

  g) Stock Option Plans

  Each year since 1996, pursuant to the authorizations granted by the Shareholders at the March 2001, June 1997 and March 1996 General Meetings, the Board of Directors has granted options to certain officers and employees of the Group to subscribe to or purchase common shares "A". The following table summarizes information regarding the stock subscription option and stock purchase option plans:

	Number of	Exercise Price
	Options(1)(2)	(3)(4)	Other information(6)

			Authorization date by shareholders’ meeting: March 29, 1996
Plan June 1996 (Stock subscription options)		31.02 euros	Granting date by the Board of directors: June 26, 1996
Outstanding as of January 1, 2002	292,410		Number of rights initially granted: 460,500
Cancelled in 2002	(8,085)		Legal adjustments: 8,713 (2)
Exercised in 2002	(32,216)		Number of shares already subscribed: (98,019)
Outstanding as of December 31, 2002	252,109		Number of options cancelled: (119,085)
Executive Committee: (5)	31,877		Number of underlying shares still under options: 252,109
Number of remaining beneficiaries:	322		Options vesting date: June 26, 1999
Executive Committee: (5)	4		Options expiration date: June 25, 2006

			Authorization date by shareholders’ meeting: March 29, 1996
June, 1997 Plan (Stock subscription options)		29.25 euros	Granting date by the Board of directors: June 25, 1997
Outstanding as of January 1, 2002	15,382		Number of rights initially granted: 15,000
Cancelled in 2002	-		Legal adjustments: 382 (2)
Exercised in 2002	-		Number of shares already subscribed: (0)
Outstanding as of December 31, 2002	15,382		Number of options cancelled: (0)
Executive Committee: (5)	15,382		Number of underlying shares still under options: 15,382
Number of remaining beneficiaries:	1		Options vesting date: June 26, 2000
Executive Committee: (5)	1		Options expiration date: June 25, 2007

    F20

  »Consolidated Statements
	Number of	Exercise
	Options (1)(2)	Price (3)(4)	Other information(6)

			Authorization date by shareholders’ meeting: June 25, 1997
September, 1997 Plan (Stock subscription options)		38.14 euros	Granting date by the Board of directors: June 25, 1997
Outstanding as of January 1, 2002	409,230		Number of rights initially granted: 541,500
Cancelled in 2002	(21,027)		Legal adjustments: 10,911 (2)
Exercised in 2002	-		Number of shares already subscribed: (0)
Outstanding as of December 31, 2002	388,203		Number of options cancelled: (164,208)
Executive Committee: (5)	75,883		Number of underlying shares still under options: 388,203
Number of remaining beneficiaries:	164		Options vesting date: September 16, 2002
Executive Committee: (5)	5		Options expiration date: September 15, 2007

			Authorization date by shareholders’ meeting: June 25, 1997
May, 1998 Plan (Stock subscription options)		41.27 euros	Granting date by the Board of directors: May 18, 1998
Outstanding as of January 1, 2002	15,382		Number of rights initially granted: 15,000
Cancelled in 2002	-		Legal adjustments: 382 (2)
Exercised in 2002	-		Number of shares already subscribed: (0)
Outstanding as of December 31, 2002	15,382		Number of options cancelled: (0)
Executive Committee: (5)	15,382		Number of underlying shares still under options: 15,382
Number of remaining beneficiaries:	1		Options vesting date: May 19, 2003
Executive Committee: (5)	1		Options expiration date: May 18, 2008

			Authorization date by shareholders’ meeting: June 25, 1997
November, 1998 Plan (Stock subscription options)		26.69 euros	Granting date by the Board of directors: November 25, 1998
Outstanding as of January 1, 2002	255,924		Number of rights initially granted: 337,500
Cancelled in 2002	(14,359)		Legal adjustments: 6,397 (2)
Exercised in 2002	-		Number of shares already subscribed: (0)
Outstanding as of December 31, 2002	241,565		Number of options cancelled: (102,872)
Executive Committee: (5)	0		Number of underlying shares still under options: 241,565
Number of remaining beneficiaries:	159		Options vesting date: November 25, 2003
Executive Committee: (5)	0		Options expiration date: November 24, 2008

			Authorization date by shareholders’ meeting: June 25, 1997
June, 1999 Plan (Stock subscription options)		37.47 euros	Granting date by the Board of directors: June 3, 1999
Outstanding as of January 1, 2002	349,674		Number of rights initially granted: 372,000
Cancelled in 2002	(27,687)		Legal adjustments: 9,209 (2)
Exercised in 2002	-		Number of shares already subscribed: (0)
Outstanding as of December 31, 2002	321,987		Number of options cancelled: (59,222)
Executive Committee: (5)	205,085		Number of underlying shares still under options: 321,987
Number of remaining beneficiaries:	16		Options vesting date: June 3, 2004
Executive Committee: (5)	5		Options expiration date: June 2, 2009

			Authorization date by shareholders’ meeting: June 25, 1997
November, 1999 Plan (Stock subscription options)		50.01 euros	Granting date by the Board of directors: November 8, 1999
Outstanding as of January 1, 2002	347,745		Number of rights initially granted: 373,000
Cancelled in 2002	(16,923)		Legal adjustments: 9,309 (2)
Exercised in 2002	-		Number of shares already subscribed: (0)
Outstanding as of December 31, 2002	330,822		Number of options cancelled: (51,487)
Executive Committee: (5)	0		Number of underlying shares still under options: 330,822
Number of remaining beneficiaries:	257		Options vesting date: November 8, 2004
Executive Committee: (5)	0		Options expiration date: November 7,2009

    F21

  »Consolidated Statements

	Number of	Exercise
	Options (1)(2)	Price (3)(4)	Other information(6)

			Authorization date by shareholders’ meeting: June 25, 1997
December, 2000 Plan (Stock subscription options)		46.35 euros	Granting date by the Board of directors: December 22, 2000
Outstanding as of January 1, 2002	973,300		Number of rights initially granted: 989,300
Cancelled in 2002	(49,600)		Legal adjustments: n/a
Exercised in 2002	-		Number of shares already subscribed: (0)
			Number of options cancelled: (65,600)
			Number of underlying shares still under options: 923,700
Outstanding as of December 31, 2002	923,700		Options vesting date: December 23, 2004
Executive Committee: (5)	260,000		of which progressively vest from December 23, 2001: 133,300(6)
Number of remaining beneficiaries:	336
Executive Committee: (5)	5		Options expiration date: December 22, 2010

			Authorization date by shareholders’ meeting: March 29, 2001
July, 2001 Plan (Stock purchase options)		60.06 euros	Granting date by the Board of directors: July 25, 2001
Outstanding as of January 1, 2002	80,300		Number of rights initially granted: 80,300
Cancelled in 2002	-		Legal adjustments: n/a
Exercised in 2002	-		Number of shares already purchased: (0)
			Number of options cancelled: (0)
Outstanding as of December 31, 2002	80,300		Number of underlying shares still under options: 80,300
Executive Committee: (5)	50,000		Options vesting date: July 25, 2005
Number of remaining beneficiaries:	8		of which progressively vest from July 26, 2002: 3,300 (6)
Executive Committee: (5)	1		Options expiration date: July 25, 2011

			Authorization date by shareholders’ meeting: March 29, 2001
March, 2002 Plan (Stock purchase options)		59.84 euros	Granting date by the Board of directors: March 28, 2002
Outstanding as of March 28, 2002	920,100		Number of rights initially granted: 920,100
Cancelled in 2002	(4,600)		Legal adjustments: n/a
Exercised in 2002	-		Number of shares already purchased: (0)
			Number of options cancelled: (4,600)
Outstanding as of December 31, 2002	915,500		Number of underlying shares still under options: 915,500
Executive Committee: (5)	192,000		Options vesting date: March 29, 2006
Number of remaining beneficiaries:	449		of which progressively vest from March 29, 2003: 162,200 (6)
Executive Committee: (5)	6		Options expiration date: March 28, 2012

(1)	Subject to adjustments in connection with changes in the capital stock.
(2)	Including adjustments made following a decision by the Board of Directors on May 12, 2000 in accordance with the articles 174-12 and 174-13 of the French decree number 67-236 on March 23, 1967, on the basis of the average opening quoted price of common shares "A" of € 49.04 during the period from May 2, 2000 to June 5, 2000 and a distribution of reserves amount to € 1.215 per shares "A" and "B" on June 30, 2000 in accordance with the 5th resolution of General Meeting of shareholders held on March 30, 2000.
(3)	After adjustment mentioned in (2).
(4)	Shares must be fully paid for in cash upon exercise of options.
(5)	In its composition at December 31, 2002.
(6)	Participant having their tax residency within the United States of America at the time of exercise of their options may exercise their options within the proportion of 25% as from the first anniversary of the date of grant, of 50% as from the second anniversary of the date of grant, of 75% as from the third anniversary of the date of grant and of 100% as from the fourth anniversary of the date of grant. Indication in this table of the quantity of options for which aforesaid progressive vesting is applicable is an estimation of the aggregate number of options so still concerned as of December 31, 2002.

    F22

  »Consolidated Statements

  As of December 31, 2002, 3,484,950 options were outstanding.

  2,489,150 options to subscribe for new shares A
  995,800 options to purchase existing shares "A".

  The range of exercise prices of these options (after legal adjustments) was 26.69 - € 60.06 and the weighted-average exercise price was € 46.27. The weighted-average remaining contractual life of these options was 7.22 years.

  In addition, certain American subsidiaries of the Group granted certain executive officers, senior management and certain former employees with Stock Appreciation Rights plans providing for incentive compensation based on changes in the quoted price of Pechiney American Deposit Shares listed on the New York Stock Exchange. The related compensation represented an income of € 0.3 million in 2002, an expense of € 0.6 million in 2001 and an income of € 3 million in 2000 representing the payments made and the impact of the decrease or increase in the quoted price on outstanding rights at year-end.

  The following table summarizes information regarding the Stock Appreciation Rights Plans:

	Number
Stock Appreciation Rights Plans	of rights	Exercise price	Exercise period

November 1998 Plan		16.16 dollars
Outstanding as of January 1, 2002	23,300
Exercisable in 2002	23,300
Exercised in 2002	5,300
Cancelled in 2002	18,000
Outstanding as of December 31, 2002	-

February 1999 Plan		18.56 dollars
Outstanding as of January 1, 2002	34,850
Exercisable in 2002	34,850
Exercised in 2002	20,000
Cancelled in 2002	6,600
Outstanding as of December 31, 2002	8,250		January 1, 2003 - February 9, 2003: 8,250 rights

November 1999 Plan		26.10 dollars
Outstanding as of January 1, 2002	106,300
Exercisable in 2002	106,300
Exercised in 2002	-
Cancelled in 2002	6,500		January 1, 2003 - June 14, 2003: 30,000 rights
Outstanding as of December 31, 2002	99,800		January 1, 2003 - November 7, 2003: 69,800 rights

September 2000 Plan		19.88 dollars
Outstanding as of January 1, 2002	39,450
Exercisable in 2002	39,450
Exercised in 2002	10,250
Cancelled in 2002	-
Outstanding as of December 31, 2002	29,200		January 1, 2003 - September 21, 2004: 29,200 rights

September 2001 Plan		16.53 dollars
Granted in 2002	66,600
Exercisable in 2002	66,600
Exercised in 2002	-
Cancelled in 2002	-		January 1, 2003 - September 21, 2005: 33,300 rights
Outstanding as of December 31, 2002	66,600		September 21, 2003 - September 21, 2005: 33,300 rights

    F23

  »Consolidated Statements

  h) Earnings per Share

  Common Shares "A"
  Computation of basic earnings per share: basic net income (loss) per common share "A" is computed by subtracting the preferred dividend payable to holders of preferred shares "B" from net income (loss) and dividing the resulting number by the aggregate weighted-average number of common shares "A" and preferred shares "B" outstanding during the period. Computation of diluted earnings per share: the computation of diluted net income (loss) per common share "A" is similar to the computation of basic earnings per share, except that the denominator is increased to include on one hand the number of additional common shares that would have been outstanding if all stock options outstanding at year-end had been exercised and on other hand the conversion or the exchange of OCEANE bonds in shares "A". In the particular case whereas the options, the conversions or the exchanges show a net income per share higher than the one calculated with the average number of shares during the exercise, the effects of options, conversions and exchanges are not taken into account and the diluted income presented is equal to the basic income.

  Reconciliation of basic and diluted earnings per common share "A":

(in millions of euros, except earnings		2002			2001			2000
per share, in euros)
	Net Income (numerator)	Average Number of Shares (denominator)	Earnings per Share	Net Income (numerator)	Average Number of Shares (denominator)	Earnings per Share	Net Income (numerator)	Average Number of Shares (denominator)	Earnings per Shares

Net Income	(50)			233			314
Preferred dividend	(2)			(1)			(1)
Basic income available
to common shareholders	(52)	78,520,814	(0.66)	232	79,058,594	2.92	313	80,272,151	3.90

Effect of dilutive stock options (a)	-		-		608,669			456,969
Amortization of OCEANE	(b)
bonds reimbursement premium
Diluted income available
to common shareholders	(52)	78,520,814	(0.66)	232	79,667,263	2.90	313	80,729,120	3.88

  (a) The number of additional common shares that would have been outstanding if all stock options outstanding at year-end had been exercised is computed using the treasury stock method. This method assumes that the proceeds upon exercise are used exclusively to repurchase Pechiney common shares, at the average market price during the period, reducing the number of shares to be added to outstanding common shares in computing diluted earnings per share.

  (b) The effects of options, conversions and exchanges are not taken into account in 2002 because they are antidilutive.

Preferred Shares "B" Computation of basic and diluted earnings per share: basic and diluted net income (loss) per preferred share "B" are computed by adding the	preferred dividend of 9.5% of par value per preferred share "B" to basic and diluted net income (loss) per common share "A".

Basic and diluted earnings per preferred share "B":
(in euros)	2002	2001	2000

Basic earnings	0.79	4.37	5.35
Diluted earnings	0.79	4.35	5.32

    F24

  »Consolidated Statements

Note 13 - Minority Interests
(in millions of euros, as of December 31)	2002	2001	2000

Beginning of period	169	169	153
- dividends paid to minority shareholders	(21)	(23)	(6)
- minority interests in net income of consolidated subsidiaries	-	28	31
- minority interests’ change in ownership interest	3	(6)	(18)
- translation adjustment	(2)	1	9
End of period	149	169	169

Note 14 - Other Long-Term Liabilities
(in millions of euros, as of December 31)	2002	2001	2000

Liabilities for pensions and similar obligations	595	518	463
Liabilities for postretirement benefits other than pensions	420	499	487
Reserve for restructuring expense	3	5	10
Reserve for environmental expense	54	54	71
Other non-current liabilities	70	53	48

	1,142	1,129	1,079

  a) Activity in Long-Term Liabilities (including Short Term portion)

	Balance at beginning of year			Increase	Decrease		Other changes	Balance at end of year

	Long	Short	Total	Charge	Amount	Amount		Long	Short	Total
	Term	Term		to	used	released		Term	Term
				income		to income

Liabilities for pensions and similar obligations	518	34	552	78	(54)		58	595	39	634

liabilities for postretirement benefits other than pensions	499	48	547	52	(49)		(85)	420	45	465

Reserve for restructuring expense	5	45	50	36	(32)	(1)	(7)	3	43	46
Reserve for environmental expense	54	22	76	34	(14)	(6)	(13)	54	23	77
Other non-current liabilities	53	46	99	21	(14)	(10)	2	70	28	98
Total	1,129	195	1,324	221	(163)	(17)	(45)	1,142	178	1,320

  Change in provisions for pensions and similar obligations and for postretirement benefits other than pensions reported under "other changes" include translation adjustments related to North American subsidiaries.

    F25

  »Consolidated Statements

  b) Liabilities for Pensions and similar obligations and Postretirement Benefits Other than Pensions

  The obligations of the Group with respect to pensions relate principally to defined benefit pension plans covering certain employees of French companies who joined the Group prior to January 1, 1973 and substantially all employees of North American companies. The obligations of the Group that are similar to pensions relate principally to lump sum indemnities payable to employees of French companies upon retirement. Pension benefits and similar obligations are based on formulas, which generally take into account length of service, job grade and compensation.

  Pension plans are generally funded, except for those of French companies, which are not funded. Annual contributions to the defined benefit pension plans are at least equal to the minimum funding requirements under local laws and regulations. Retirement indemnities and similar schemes are not funded.

  The Group’s North American subsidiaries provide healthcare and life insurance benefits to retired employees based on age and length of service. The cost of these schemes is directly assumed by the related companies and is not funded. Generally, healthcare benefits represent a percentage of costs incurred after deductibles and other reimbursements. The changes in benefit obligations and in the fair value of plan assets in 2002 and 2001, and the net amounts recognized in the balance sheet as of December 31, 2002 and 2001 are as follows:

(in millions of euros, as of December 31)	Pensions and Similar Obligations		Other Postretirement Benefits

	2002	2001	2002	2001

Change in benefit obligation
- benefit obligation at beginning of year	806	739	611	521
- service cost	31	26	8	6
- interest cost	50	48	42	40
- plan amendements	4	1	(3)	(7)
- plan participants’ contributions	-	-	-	-
- actuarial loss	51	28	80	72
- acquisitions (divestitures	52	6	-	-
- translation adjustment	(46)	12	(105)	29
- benefits paid	(61)	(54)	(49)	(50)

Benefit obligation at end of year	887	806	584	611

Change in plan assets
- fair value of plan assets at beginning of year	209	210	-	-
- actual return on plan assets	(19)	(6)	-	-
- plan participants’ contributions	-	-	-	-
- employer’s contribution	59	47	49	50
- acquisitions (divestitures)	34	-	-	-
- translation adjustment	(31)	12	-	-
- benefits paid	(61)	(54)	(49)	(50)

Fair value of plan assets at end of year	191	209	-	-

Funded status	(696)	(597)	(584)	(611)
- unrecognized actuarial loss	292	245	135	79
- unrecognized prior service cost and transition (asset) obligation	3	3	(16)	(15)

Net amount recognized	(401)	(349)	(465)	(547)

Amounts recognized in the statement of financial position consist of:
- prepaid benefit cost	7	12	-	-
- accrued benefit liability (*) (**)	(634)	(552)	(465)	(547)
- other intangible assets	4	-	-	-
- other long-term asset (**) (gross amount)	222	191	-	-

Net amount recognized	(401)	(349)	(465)	(547)

(*)Current portion included in this amount:	(39)	(34)	(45)	(48)
(**)The accrued pension liability recognized in the balance sheet included an amount of € 222 million (€ 191 million as of December 31, 2001) representing the additional amount required to recognize the minimum liability which is defined by SFAS 87 as the excess of the accumulated benefit obligation over the fair value of the plan assets. The changes of this additional amount, which are mainly linked to the fluctuation in the return of plan assets, do not impact the income statement; the counterpart of this additional amount, net of tax, is registered in "other long-term assets" (see note 9).
    F26

  »Consolidated Statements

  The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were € 887 million, € 825 million and 191 million, respectively, as of December 31, 2002 and 806 million,

739 million and € 209 million, respectively, as of December 31, 2001. The components of the net pensions and similar obligations cost and of the healthcare and life insurance cost are as follows:

(in millions of euros, as of December 31)	Pensions and Similar Obligations			Other Postretirement Benefits

	2002	2001	2000	2002	2001	2000

Components of cost
Service cost	31	26	25	8	6	5
Interest cost	50	48	46	42	40	38
Expected return on plan assets	(18)	(20)	(20)	-	-	-
Net amortization	15	3	4	2	(2)	(3)
Net periodic benefit cost	78	57	55	52	44	40

For pension and similar obligations benefits, amortization is based upon the average remaining service period of covered employees.	Assumptions used to determine the benefit obligations and costs are as follows:

	Pensions and Similar Obligations		Other Postretirement Benefits

Weighted-average assumptions
	2002	2001	2002	2001

Discount rate:
- Projected Benefit Obligation	6.03%	6.25%	6.74%	7.25%
- Interest cost	6.15%	6.54%	7.07%	7.25%
Expected rate of increase in compensation levels	3.42%	3.51%	5.00%	5.00%
Expected rate of return on plan assets	9.06%	9.42%	-	-

  The assumed health care cost trend rate in 2002 was 8.01 percent for pre-65 retirees and 7.21 percent for post-65 retirees. These rates are expected to decline to ultimate trend rates of 6.0 percent and 5.0 percent, respectively, by the year 2006 and remain at those levels thereafter.

  Assumed health care trend rates have a significant effect on the amounts reported for the health care plans.

  A one-percentage-point change in assumed health care cost trend rate would have the following effects:

	One-Percentage-	One-Percentage-
(in millions of euros)	Point Increase	Point Decrease

Effect on total of service and interest cost components	2	(1)
Effect on postretirement benefit obligation	35	(32)

c) Reserve for restructuring expense

(in millions of euros, as of December 31)	2002	2001	2000

Long-term portion	3	5	10
Current portion	43	45	25
Total	46	50	35

    F27

  »Consolidated Statements

  The activity in the restructuring reserve for the years ended December 31, 2002, 2001 and 2000 was as follows:

(in millions of euros)	Employee termination and severance programs	Other exit costs	Total

As of January 1, 2000	58	8	66
Charge to income	14	1	15
Cash expenditure	(44)	(3)	(47)
Other	1	-	1

As of December 31, 2000	29	6	35

Charge to income	27	26	53
Cash expenditure	(21)	(12)	(33)
Other	-	(5)	(5)

As of December 31, 2001	35	15	50

Charge to income	35	1	36
Cash expenditure	(21)	(11)	(32)
Other	(8)	-	8)

As of December 31, 2002	41	5	46

  Expected cash payments for restructuring costs in future periods are as follows:

(in millions of euros)

2003	43
2004	2
2005	1

Total	46

  As of December 31, 2002, restructuring reserves are primarily comprised of amounts related to plans initiated in 2002 (€ 22 million) and in 2001 (€16 million).

  Restructuring plans initiated in 2002 mainly concern redundancy schemes at Pechiney Rolled Products, Pechiney Aviatube, Pechiney Aviatube Ltd (Aluminum Conversion segment), Pechiney Electrométallurgie (Ferroalloys and Other segment) and Decoplast (Packaging segment). Collectively, they target the termination of 870 positions. Under these programs 319 positions were terminated at the end of 2002.

  Restructuring plans initiated in 2001 concerned mainly the cessation of the primary magnesium primary activity (Ferroalloys and Other segment) and globally targeted the termination of 531 positions. Under these plans 388 positions were terminated at the end of 2002.

  d) Reserve for environmental expense

  Laws and regulations expose the Group to the risk of substantial environmental costs and liabilities, including liabilities associated with past activities. The Group is involved in judicial and administrative proceedings concerning environmental compliance and the remediation of contamination at Group properties and other sites. The Group also has contractually undertaken to indemnify certain purchasers of the Group’s divested assets for certain environmental liabilities associated with those assets.

  The related charges are reserved for when these liabilities can be reasonably estimated. The types of costs accrued are expenditures for clean up of environmental contamination and other remediation activities. The estimated reserves are based on current environmental laws and regulatory requirements and currently available technology. The accrued costs do not include potential recoveries from insurers and have not been discounted to their present value.

    F28

  Consolidated Statements

The environmental reserves are as follows:

in millions of euros, as of December 31)	2002	2001	2000

Long-term portion	54	54	71
Current portion	23	22	15

Total	77	76	86

  Most of these environmental reserves are associated with the remediation of former waste disposal sites used by the Group in the past, primarily in the United States. The Group is a responsible party at the majority of these sites. The Group is also involved in several remediation matters in France, mainly relating to waste disposal sites. As of the end of 2002, about 80 sites are concerned.

  The precision and reliability of the loss estimates vary from site to site, depending on such factors as the quantity of data concerning contamination at the site, the extent to which remediation requirements have been identified or agreed upon with regulatory authorities and the availability and likelihood of contributions from other responsible parties. The Group believes that the amount it has reserved will enable it to satisfy its known and anticipated environmental liabilities to the extent they can be estimated. In addition, the Group is not aware of environmental matters for which a material loss to the Group, beyond the existing reserves, could currently be considered reasonably possible. Because environmental matters cannot be predicted with certainty, there can be no assurance that the reserves will be adequate for all purposes. In addition, the discovery of new sites or future developments at known sites, such as changes in law or environmental conditions, could result in increased environmental costs and liabilities in excess of accrued environmental reserves that could have a material effect on the Group’s results of operations in any given year or its consolidated financial position, although the amount of such increases cannot be estimated.

  e) Other non-current liabilities

  The increase of the non-current liabilities between 2001 and 2002 is due to the consolidation in 2002 of Sofiri, a captive insurance company. Life insurance and claim reserves of this company amount to € 23 million at the end of 2002.

Note 15 - Debt
(in millions of euros, as of December 31)	2002	2001	2000

Bonds	916	314	313
Other long-term debt	549	657	421

Long-term debt	1,465	971	734
Current portion	39	37	31

Total	1,504	1,008	765
Including capital lease obligations	4	5	4
Short-term bank loans	390	912	592

  As of December 31, 2002, total net indebtedness amounted to 1,437 million (€ 1,484 million and 869 million as of December 31, 2001 and 2000, respectively) after deducting cash in the amount of 283 million (€ 321 million and 375 million as of December 31, 2001 and 2000, respectively) and marketable securities in the amount of 153 million (€ 113 million and 86 million as of December 31, 2001 and 2000, respectively) and including other financial liabilities and receivables.

    F29

  »Consolidated Statements

Maturity of Debt

(in millions of euros, as of December 31)	2002	2001	2000

In 1 year	39	37	31
In 2 years	219	71	26
In 3 years	304	300	67
In 4 years	130	299	311
In 5 years	617	85	296
More than five years	195	216	34

	1,504	1,008	765

Breakdown of Long-Term Debt by Major Currency (Excluding Current Portion)

(in millions of euros, as of December 31)	2002	2001	2000

Euros	1,203	618	436
U.S. dollars	260	350	296
Other currencies	2	3	2

	1,465	971	734

Individually Significant Long-Term Loans as of December 31, 2002

(in millions of euros)	Interest rate	Maturity	Nominal Value	2002

Pechiney
Bonds	5.10%	2005	(1,500 M. FRF)	229
Equity link bonds	(*)Pechiney share	2005	(350 M. FRF)	53
Convertible bonds	(**)3.25%	2007	(595 M. EUR)	604
Private placement	5.10%	2003	(200 M. FRF)	10
Private placement	EURIBOR	(***)2006	(260 M. FRF)	40
Private placement	EURIBOR	2005	(80 M. FRF)	8
Private placement	EURIBOR	2008	(183 M. EUR)	183
Pechiney Pacific
Line of credit	LIBOR	2004	(185 M. USD)	176
Line of credit	LIBOR	2006	(110 M. USD)	74
Aluminium Pechiney SPV
Lines of credit	LIBOR	2013	(110 M. USD)	9
Other
Other long-term loans				79
Current portion of long-term loans				39

Total long-term debt (including current portion)				1,504

(*)	Swap against index EURIBOR.
(**)	Gross annual yield 3.25%, redemption premium 10.05% of the nominal value (amortized over the life of the bonds, see Note 20c).
(***)

  Maturity in 2003, extendable until 2006 on option.
  Interest on short-term debt is based on monetary indexes such as EURIBOR, LIBOR or spot rate, depending on the currency and debt instrument. As of December 31, 2002, the Group has available outstanding and unused long-term lines of credit amounting to € 821 million. The information relating to financial instruments and to the market value of the debt is provided in Note 19.

  The information relating to guarantees on indebtedness is provided in Note 20.

    F30

  »Consolidated Statements
Note 16 - Financial Expense
(in millions of euros, year ended December 31)	2002	2001	2000

Financial expense:
- interest on long-term debt	(52)	(49)	(66)
- interest on short-term debt	(26)	(48)	(44)
- interest on the sale of receivables	(5)	(8)	(9)
- exchange loss	(8)	(4)	(12)
- capitalized interest	3	3	2
- other expense	(4)	(6)	(5)

	(92)	(112)	(134)
Financial income:
- interest on long-term loans	5	11	6
- revenue from marketable securities	4	-	3
- exchange gain	15	7	9
- short-term financial income	16	25	47
- other income	3	1	1
	43	44	66

Financial expense, net	(49)	(68)	(68)

Note 17 - Other (Expense) Income
Other income and expense for the years ended December 31, 2002, 2001 and 2000 includes the following:

(in millions of euros, year ended December 31)	2002	2001	2000

Gain (loss) on divestitures and writedowns of financial assets	(80)	(12)	7
Expenses relating to retirees	(26)	(27)	(23)
Other	8	51	5

	(98)	12	(11)

  In 2002:

  the caption "Gain (loss)on divestitures and writedowns of financial assets"consists mainly of a € 47 million writedown of the investment in entities limited to the brokerage activity sold in 2000,following the settlement of a litigation relating to the activity;
  the caption "Other" comprises mainly a gain of € 24 million resulting from the positive settlement of a litigation relating to a patent held by the Group and of a loss of € 20 million corresponding to the cost of an insurance policy covering environment remediation costs of a former mine located in the United States.

  In 2001:

  the caption "Other" consists mainly of a € 48 million release related to Viskase litigation, a charge amounting to € 31 million paid by Alcoa to the group when it sold its interest in Worsley to Billiton and a charge amounting to € 13 million related to reserves for environmental remediation costs.

  In 2000:

  the caption "Other" consists mainly of a € 16 million release from reserves related to ANC and a charge amounting to € 4 million related to reserves for environmental remediation costs.

    F31

  »Consolidated Statements

  Note 18 - Income Taxes

(in millions of euros, year ended December 31)	2002	2001	2000

Current income taxes	(64)	(106)	(157)
Deferred income taxes	28	(18)	(9)

	(36)	(124)	(166)
Withholding taxes	(3)	(6)	(6)

	(39)	(130)	(172)

  a) Effective Tax Rate

Since 2002, the effective tax rate calculated on the basis of income before goodwill amortization and writedowns. A pro-forma effective tax rate has been calculated for the previous periods.	The difference between the effective tax rate and the enacted tax rate applicable in France is as follows:

	2002	2001	2000

Enacted tax rate	35.43%	36.43%	37.76%
Effect of foreign tax rates differential	(11.00%)	(3.80%)	(3.30%)
Permanent différences	(12.40%)	(3.00%)	(6.90%)
Taxes at lower rates	13.70%	1.00%	(0.50%)
Change in valuation allowance	13.60%	1.70%	2.40%
Other	(7.50%)	(2.80%)	0.60%
Withholding taxes	2.20%	1.50%	1.00%

Effective tax rate	34.03%	31.03%	31.06%

b) Deferred Income Tax
Deferred income taxes are reported in the consolidated balance sheet as follows:

(in millions of euros, as of December 31)		2002	2001	2000

Deferred income tax assets	- long term	505	335	331
	- short term	51	60	53
Deferred income tax liabilities	- long term	(195)	(173)	(93)
	- short term(*)	(10)	(7)	(7)
Net deferred income taxes assets		351	215	284

(*) included in "Other payables and accrued liabilities" in the Consolidated Balance Sheet.

    F32

  »Consolidated Statements

Deferred income taxes include the following components:

(in millions of euros, as of December 31)	2002	2001	2000

Temporary differences - assets
Depreciation and amortization	51	33	16
Employee benefits liabilities	409	418	386
Restructuring reserves	13	23	4
Others	115	108	101

Total	588	582	507

Net operating losses	679	641	660
Less valuation allowance	(459)	(525)	(536)

Total assets, net of valuation allowance	808	698	631
Temporary differences - liabilities
Depreciation and amortization	313	337	218
Capitalized interest	12	14	5
Regulated reserves	48	48	41
Inventory	21	23	25
Unremitted reserves	7	8	4
Tax reserves	17	15	11
Others	39	38	43

Total liabilities	457	483	347

Net deferred income tax asset	351	215	284

  The valuation allowance relates to net operating losses carried forward and other deferred tax assets which more likely than not will not be realized.

  At December 31, 2000, 2001, and 2002 valuation allowances relating to loss carryforwards of French companies continue to represent the majority of the total allowance. They relate to loss carryforwards exceeding the probable taxable income during the carryforward period and to those carryforwards with no expiry date which are subject to limitations to their use such that it is unlikely that they will be used against taxable income.

  Note 19 - Financial Instruments linked to financial and metal risk management

  a) Financial Instruments Used

  The Group uses various financial instruments to reduce its exposure to fluctuations in currency values and interest rates.

  The majority of the financial instruments used are over-the-counter instruments that are sufficiently standard and liquid to be considered similar to instruments commonly traded on organized financial markets:

  in order to hedge foreign exchange exposures, the Group buys and sells currencies in both the spot and forward markets, buys currency options and buys or sells instruments for simple option strategies (collars);
  in order to hedge interest rate exposures, the Group buys caps to limit the exposure to interest rate increases to fix, in advance and for a period of generally less than seven years, the amounts of future payments. The

  Group also enters into interest rate swaps or swaptions to fix the cost of the debt for periods exceeding one year.

  The Group does not use financial instruments with leverage features. Accordingly, the notional amount of the contracts is the proper measure for determining the effect of possible fluctuations in the foreign exchange or interest rate markets.

  The Group does not engage in the trading of foreign exchange and interest rate instruments except for certain limited arbitrage transactions in the foreign exchange markets. These arbitrage transactions are exclusively performed on spot and forward foreign exchange markets or through options strategies. These operations are carried out, within predetermined limits, in order to optimize the management of the Group’s

    F33

  »Consolidated Statements

  centralized hedging operations. These transactions are entered into exclusively on currencies commonly used by the Group. As a result of the predetermined limits, net open positions resulting from arbitrage operations are not material. As arbitrage transactions are not hedges, positions are marked to market and unrealized gains and losses are immediately recorded in income, within the caption Financial expense, net.

  b) Hedging of Currency Risks

  Hedging operations are centralized at the parent company for all subsidiaries when permitted by local regulations and by administrative management constraints. The main material exception to this principle is Pechiney Japon K.K.. All hedging is performed using instruments quoted on organized markets or over-the-counter transactions that are similar to instruments traded on organized markets.

  The Group policy is to systematically hedge risks associated with firm commercial transactions. As an exception to this rule, for certain exposures where the amount and maturity are known, the Group may decide either not to hedge certain specific risks, or to hedge certain transactions which are anticipated but not yet committed.

  Foreign exchange instruments are utilized to hedge commercial purchase and sale contracts of Group subsidiaries, as soon as such contracts are entered into, as foreign exchange exposure arises at that time. Accordingly, foreign exchange instruments generally hedge trade payables and trade receivables denominated in foreign currencies and contracted but unbilled purchases and sales denominated in foreign currencies.

  Exchange gains and losses related to operating activities are recorded in Income from operations, principally in Net sales and Cost of goods sold. Gains and losses related to financial activities are recorded in Financial expense, net.

  Portfolio of Foreign Exchange Instruments

  As of December 31, 2002, the foreign exchange instruments portfolio consisted primarily of hedging purchases of raw materials and sales of aluminum, semi-fabricated and fabricated products by the French companies in the aluminum activities (€ 545 million equivalent of export hedges - forward sales - and € 814 million equivalent of import hedges -forward purchases).

  As of December 31, 2002, the foreign exchange instruments portfolio also included foreign exchange contracts granted to affiliates (€ 14 million equivalent of forward purchases and € 8 million equivalent of forward sales) and hedging contracts which are now external to the Group (€ 22 million equivalent of forward purchase, exchange contract assumed by Rexam in connection with the sale of ANC) as well as the related hedging contracts with banks.

  Foreign exchange instruments (currency swaps) are also used to convert debt instruments issued in euros into U.S. dollars, primarily in order to refinance U.S. based operations; as of December 31, 2002, these hedging foreign exchange instruments amounted to € 495 million.

  The open options portfolio as of December 31, 2002 consisted primarily of:

  puts purchased: Euro / Sterling, € 10 million;
  calls purchased: Euro / U.S. dollars, € 10 million and puts purchased: Euro / U.S. dollars, € 13 million;
  purchases of collars: Australian dollars / U.S. dollars (calls purchased AUD / USD: € 41 million; puts written AUD / USD: € 41 million) for the Australian operations of the Aluminum sector;
  purchases of collars: Euros / U.S. dollars (puts purchased EUR / USD: €  114 million; calls written EUR / USD: € 114 million), puts written EUR / USD, € 57 million, and purchases of puts Euros / U.S. dollars, € 57 million, granted to affiliates of the Aluminum sector;
  purchases of collars: Euros / U.S. dollars (calls purchased EUR / USD: €  57 million; puts written EUR / USD: € 57 million) with banks for hedging of collars with consolidated entities.

  The portfolio of foreign exchange instruments at year-end was as follows:

(in millions of euros)	2002	2001	2000

Notional amount
Forward puritanismes	700	741	889
Forward sales	1,489	1,828	1,634
Options puritanisme	473	972	604
Options written	440	949	539

  Gains or losses with respect to foreign exchange instruments are described in paragraph (f) below.

    F34

  »Consolidated Statements

  The foreign exchange positions as of December 31, 2002 by major currency were as follows (foreign currency amounts are translated at December 31, 2002 exchange rates):

(in millions of euros)	Forward Purchases	Forward Sales

U.S. dollar	561	1,326
Pound Sterling	24	106
Japanese yen	1	13
Other	114	44

Total	700	1,489

As of December 31, 2002, currency instruments with a term longer than one year but shorter than 6 years represent an amount of 69 million for forward purchases, € 202 million for forward sales.

  c) Hedging of Interest Rate Risks

  The interest rate risks of the Group are managed centrally by the parent company to the extent permitted by local laws. All hedging is performed using over-the-counter instruments that are similar to instruments traded on organized markets.

  Most of the Group’s long-term debt bears interest at variable rates. This results in exposure to fluctuations in the interest rate markets, which the Group reduces through the use of interest rate instruments. The Group policy is to use these instruments to fix or to limit the fluctuations of a portion of the interest expense on its variable rate debt:

  interest rate swaps to fix the interest expense on variable rate debt;
  caps or swaptions to limit the effect of fluctuations in interest rates on the interest expense on variable rate debt.

  Premiums paid or received related to cap transactions or swaptions and amounts receivable and payable related to swap transactions are recorded in Financial expense concurrently with the interest expense on the underlying debt.

  Interest rate instruments are essentially used to hedge long-term debt, which bears interest at rates indexed on LIBOR, STIBOR and EURIBOR.

  Portfolio of Interest Rate Instruments

  The following tables set forth for each period presented and for each category of interest rate instrument used by the Group, the notional amount, maturity and average rate. The average rate for caps represents the average ceiling rate. The average rate for swaps and swaptions represents the average guaranteed fixed rate. These instruments are used to hedge a portion of the debt bearing interest at variable rates and denominated in euros and U.S. dollars.

    F35

  »Consolidated Statements
(in millions of euros)	Notional Amount		Maturity		Average rate

		< 1 year		1 - 7 years

As of December 31, 2002
Interest Rate swap - Fixed rate debt:
- in EUR Fixed to EURIBOR	114	-		114	4.4%
- in USD Fixed to LIBOR	270	195		75	2.38%
Interest Rate swap - Capped rate debt:
- in EUR EURIBOR to capped EURIBOR	138	-		138	6.13%
Interest Rate swap -Fixed rate debt:
- in EUR Fixed to EURIBOR	311	-		311	4.77%
Interest Rate swap -Capped rate debt:
- in EUR EURIBOR to capped EURIBOR	45	-		45	6%
Caps purchases:
- in EUR Fixed to PIBOR	152	152		-	4.88%
Currency interest rate swaps:
- in EUR / SEK for EURIBOR / STIBOR	15	-		15	-

As of December 31, 2001
Interest Rate swap - Fixed rate debt:
- in EUR Fixed to EURIBOR	114	-		114	4.4%
Interest Rate swap - Capped rate debt:
- in EUR EURIBOR to capped EURIBOR	138	-		138	6.01%
Interest Rate swap -Fixed rate debt:
- in EUR Fixed to EURIBOR	311	-		311	4.77%
- in EUR Fixed to CMS	45	-		45	4.25%
Interest Rate swap -Capped rate debt:
- in EUR EURIBOR to capped EURIBOR	45	-		45	6%
Caps purchases:
- in EUR Fixed to PIBOR	152	-		152	4.88%
- in USD Fixed to LIBOR	238	238		-	7.5%
Caps sales:
- in USD Fixed to LIBOR	238	238		-	7.5%
Currency interest rate swaps:
- in EUR / SEK for EURIBOR / STIBOR	15	-		15	-

As of December 31, 2000
Interest Rate swap - Fixed rate debt:
- in FRF / EUR Fixed to EURIBOR	152	38		114	4.31%
Interest Rate swap -Variable rate debt
- in FRF / EUR Fixed to EURIBOR	311	-		311	4.77%
- in FRF / EUR Fixed to CMS	45	-		45	4.25%
Caps purchases:
- in FRF Fixed to PIBOR	400	248		152	4.71%
- in USD Fixed to LIBOR	290	64		226	7.5%
Caps sales:
- in FRF Fixed to PIBOR	8	8		-	5%
- in USD Fixed to LIBOR	290	64		226	7.5%
Currency interest rate swaps
- in EUR / SEK for EURIBOR / LIBOR	15	-		15	-

  There are no interest rate instruments with a maturity longer than seven years.

    F36

  »Consolidated Statements

  d) Metal Commitments

  Industrial divisions
  In order to reduce its exposure to price fluctuations of certain metals (principally aluminum), the Group uses the following instruments traded on the London Metal Exchange (LME) or New York Commodity Exchange (COMEX): purchase and sales contracts, purchased options or option hedging strategies.

  These transactions allow the Group’s industrial companies to fix the future prices of purchasing raw materials or the margin levels or to limit to a determined level the effect of future price fluctuations on these prices or margin levels. The Group has been applying, for its subsidiaries which produce aluminum, a policy designed to take advantage of the increases in aluminum prices and excluding any locking-in of sales prices for medium or long-term periods, and on a case by case basis protecting itself against a decrease in prices below a pre-determined level by purchasing put options.

  Gains and losses on forward metal contracts and options which serve to hedge metal price exposures within industrial subsidiaries are recorded in the same manner and period as the gains and losses on the hedged transactions. In accordance with the Group’s risk management policies, instruments which reduce the exposure to fluctuations in the price of metal and are designated as hedges of the exposed items are accounted for as hedges.

  Futures and options contracts are only entered into with creditworthy counterparties and up to predetermined limits for any one counterparty, so as to limit credit risks. Market risks arise from the volatility of the aluminum market, which can result in significant fluctuations in the market value of hedge instruments. The effect of these fluctuations on future purchases and sales of aluminum should approximately offset the effect on the market value of the hedging instruments.

  International Trade division

  For the subsidiaries in the International Trade division, which trade both internally with the Group’s industrial subsidiaries and with third parties, commodity instruments are essentially used as hedges in order to fix a profit margin on their operations. These hedges, determined either specifically or globally, are made on firm commitments. At the end of each period, the original values of all open contracts are marked to market. For metals which are not traded on organized markets (mainly alumina), unrealized gains are not recorded.

  The revenues of the agency and trading activities (and of brokerage activities until February 2000) are recorded as follows:

(in millions of euros, for the year ended december 31)	2002	2001	2000

Purchase for resale net revenue(*)	138	112	138
Commission and brokerage income	24	21	17

(*) Net sales less Cost of goods sold.

  The division limits the credit risks associated with trading and brokerage activities by dealing only with highly rated counterparties, by limiting its maximum exposure to any single counterparty and by spreading its risks among a large number of counterparties. The market risks of the trading activities result from potential fluctuations in the market price of metals, possible mismatches in the timing of long and short positions, and potential changes in the premiums or discounts applicable to specific markets. The market risk associated with the brokerage activities is generally limited to a one day risk and there is little long-term exposure. The market risks of both the trading and brokerage activities are subject to strict policies and controls, including risk limits. The brokerage activity is also subject to the regulatory control of the U.K. Securities and Futures Authority (SFA).

  Open positions as of December 31, 2002

  As of December 31, 2002, hedging instruments for aluminium have a fair value of € (11) million whereas hedging instruments for other metals have a fair value of 1 million. Fair value represents unrealized hedging gains (losses) deferred at the year end. These deferred gains (losses) are expected to offset the effects of price fluctuations on sales and purchases of metal.

    F37

  »Consolidated Statements

  e) Counterparty Risk and Market Risk

  The potential counterparty risks to the Group are concentrated in the following areas:

  accounts receivable;
  debt and equity investments;
  off balance sheet financial instruments;

  The client risk, which is managed by each subsidiary, is limited due to the large number of clients spread among many industrial sectors and geographic locations.

  Excess cash generated by subsidiaries is remitted to the parent Company when permitted by local regulations. These funds are invested in money market or mutual funds.

  All off balance sheet financial instruments are entered into with highly rated financial institutions. Accordingly, the Group does not believe that non-performance by a counterparty would have a significant impact on its financial position.

  As the Group uses financial instruments to hedge its interest rate and foreign exchange exposures, the Group believes the market risk with respect to such instruments is not material.

  f) Market Value of Financial Instruments

  The table below summarizes the book and market values of the financial instruments used by the Group as of December 31, 2002, 2001 and 2000.

	2002		2001		2000
(in millions of euros)
	Net Book value	Market value	Net book value	Market value	Net book value	Market value

Investments in equity affiliates	285	285	297	297	261	261
Long-term investments	139	139	141	141	149	149
Long-term loans	49	49	55	55	60	60
Accounts receivable - trade	1,281	1,281	1,466	1,466	1,500	1,500
Marketable securities	153	153	113	113	86	86
Cash	283	283	321	321	375	375

Liabilities
Long-term debt
(including current portion)	1,504	1,463	1,008	1,002	765	757
Accounts payable – trade	1,456	1,456	1,504	1,504	1,503	1,503
Short-term bank loans	390	390	912	912	592	592

Off balance sheet
Interest rate instruments		11		0		0
Currency instruments		59		(3)		23

  The market value of equity affiliates and long-term investments was determined using stock exchange values for listed companies, equity values for non-listed equity affiliates and, for non-listed investments, the net book values, which approximate the market values.

  The market value of long-term fixed rate debt and of significant long-term loans was determined item by item, using values communicated either by the agent bank or estimated by the Group on the basis of discounted future cash flows, using rates and conditions prevailing at the end of each period.

  The market value for cash and cash equivalents and for all current assets and liabilities (Accounts Receivable - trade, Marketable Securities, Accounts Payable - Trade and short-term Bank Loans) is considered to be equal to the net book value due to their short-term maturities.

  The market value of off balance sheet foreign exchange instruments is determined by reference to the closing rates at the balance sheet date.

  The banks that are counterparties to currency options and interest rate instruments confirmed the market value of off balance sheet interest rate instruments.

  In the last two cases, the market value represents what the Group would receive (or pay) to unwind the foreign exchange and interest rate instruments as of the balance sheet date. As these instruments relate essentially to specific hedges, the gain or loss arising from the mark to market on the instruments is offset by the gain or loss on the designated hedged item.

    F38

  »Consolidated Statements

  Note 20 - Commitments and Contingent Liabilities

  a) Guarantees provided in the usual course of business

(in millions of euros, as of December 31)		Guarantees
	< 1 year	from 1 to 5 years	> 5 years	Total 2002

Receivables sold(1)	200	-	-	200
Guarantees(2)	79	457	43	579
Mortgages and liens	-	-	-	-

Total	279	457	43	779

(1)	The Group has entered into agreements with certain financial institutions to sell up to € 187 million of selected receivables without recourse (€ 199 million in 2001, € 205 million in 2000) and up to € 28 million with recourse (€ 8 million in 2001, € 7 million in 2000). The outstanding receivables sold deducted from the caption "Accounts and notes receivables" amounts € 200 million in 2002, including € 25 million sold with recourse.
(2)	Guarantees given mainly relate to loans and credit lines granted to Group companies.

As of December 31, 2002, debt instruments in the aggregate amount of 1,165 million, including used lines of credit amounting to € 434 million,	contained restrictive covenants relating to the maintenance of the consolidated net worth of Pechiney and consolidated debt to equity ratio.

  b) Other commitments provided in the usual course of business

		Commitments
(in millions of euros, as of December 31)
	< 1 year	from 1 to 5 years	> 5 years	Total 2002

Operating leases	19	45	29	93
Capital expenditures	66	4	-	70

Total	85	49	29	163

  Financial instruments linked to foreign exchange interest, rate and metal exposure are detailed in Note 19.

  c) Guarantees and other commitments relating to non-recurring transactions

(in millions of euros, as of December 31)	< 1 year	Amounts from 1 to 5 years	> 5 years	Total 2002

Contingent guarantees and commitments(*)
OCEANE bonds redemption premium	-	51	-	51
Earn out clauses	2	-	-	2
Firm commitments (*)
Bauxilum project	-	217	-	217
Tomago	-	29	-	29

Total	2	297	-	299

  (*) Assessed commitments; these commitments, as well as the non-assessable guarantees and other commitments relating to non-recurring transactions, are described hereunder.

    F39

  »Consolidated Statements

  OCEANE bonds redemption premium

  On April 2002, the Group launched an offering of bonds convertible into new shares and / or exchangeable for existing shares of Pechiney (OCEANE), with a redemption premium. The redemption premium, which amounts to € 60 million, is amortized over the life of the bonds. At the end of December 2002, the unrecognized premium amounts to € 51 million. Except in case of an anticipated repayment decided by Pechiney, these bonds are all redeemable on January 1st, 2007. These bonds can also be exchanged for existing "A" shares of Pechiney, or converted into new "A" shares to be issued by Pechiney, from May 21, 2002 to December 20, 2006. During 2002, no bond has been purchased on the Stock Exchange or redeemed by Pechiney and there was no request for conversion or exchange.

  Earn out clauses

  As part of the agreements for the acquisition of certain assets, the Group has agreed to pay additional amounts to the sellers, provided that various conditions are met. The maximum amount which could be paid in respect of these agreements is estimated at € 2 millions, payable in 2003.

  Bauxilum project

  In 2001, Aluminium Pechiney SPV, a subsidiary of the Group, entered into a technical, commercial, financial and management support agreement, the Investment and Liquidation Agreement, with CVG Bauxilum ("Bauxilum") a subsidiary of the Venezuelan state holding company Corporacion Venezolana de Guyana. The purpose of this agreement is to modernize Bauxilum’s bauxite and alumina production facility so as to increase in a lasting manner its annual production from 1.7 million tons to 2 million tons and to ensure compliance of the installations in environmental matters.

  Within the framework of this agreement, the Group will provide equipment, technology, technical assistance and other services to Bauxilum for a total value of approximately 228 million dollars (representing 217 million at December 31, 2002) which shall be financed, on the one hand, by two loans of a maximum amount of 110 million dollars granted by a banking syndicate to Aluminium Pechiney SPV, and for the remainder, by the Group. Reimbursements of the loan amounts shall be carried out through the sale of alumina which shall be off taken by the Group. Taking into account the project’s structure, the credit risk incurred by the Group should not exceed an estimated 120 million dollars. Within the framework of this project, it is provided that the Group will deliver several guarantees, in particular as to performance and that it will subcontract, under its responsibility, part of the project. This project also calls for a feasibility study for an extension of the facility so as to allow the increase of alumina production from 2 to 3 million tons.

  This agreement became effective on December 23, 2002, when the conditions precedent to the closing of the transaction contemplated by the Investment and Liquidation Agreement were completed.

  As of December 31, 2002, the financing through the loan agreements was available to Aluminium Pechiney SPV, the expenses incurred by the Group within the framework of the project amounted to € 17 million and drawings on the banking pool loan amounted to € 14 million.

  Tomago

  On April 28, 2002, Pechiney and its partners in the Tomago smelter agreed to increase the capacity of the plant. The Pechiney commitment in relation to this project amounts to 34 million Australian dollars (representing € 18 million at December 31, 2002), which could be raised to 53 million Australian dollars (representing € 29 million at December 31, 2002) in case one of the partners uses its right not to participate in the project.

  Aluminium Dunkerque

  In June 1990, the Group agreed to take off the whole production of the Dunkerque plant and to finance part of the working capital of the plant. Also pursuant to this agreement, the shareholders of Aluminium Dunkerque other than the Group (representing in the aggregate 65% of its share capital) have the right to put their shares of Aluminium Dunkerque. This put option will be exercisable progressively, beginning September 1 following the date on which 80% of Aluminium Dunkerque’s project financing indebtedness is reimbursed which, according to present estimates, will occur in 2003. The put option will then be open for a period of five years. The percentage of put options exercisable each year represents 30% of the shares held by the shareholders of Aluminium Dunkerque other than the Group. As a result of the exercise of these put options, the Group could obtain a majority interest in Aluminium Dunkerque, as early as the first year of the exercise period, thereby requiring the Group to consolidate Aluminium Dunkerque, including the then outstanding project financing indebtedness (which could represent up to 20% of the original amount, or $ 135 million). The purchase price would be the fair market value of the shares as determined each year during the exercise period by independent experts.

  Corus project

  Pechiney had reached an agreement in principle with the Anglo-dutch Group Corus on the proposed acquisition of its aluminum conversion activities. The proposed acquisition was rejected by the supervisory board of Corus' Dutch Subsidiary, which decision was upheld by the Amsterdam Enterprise Court on an appeal brought by the management board of Corus Group plc. As a consequence, Corus Group plc is required to pay Pechiney an agreed break-up fee of € 20 million, according to its contractual obligations.

  Liability guarantees

  As part of the agreements for the sale of certain investments or assets, the Group has guaranteed the buyers against various risks relating mainly to tax, labor and environmental matters. These guarantees are those usually encountered in such transactions and are, generally, limited in duration and subject to deductible or threshold clauses or capped, depending on assets and liabilities guaranteed.

    F40

  »Consolidated Statements

  d) Obligations and commitments summary

(in millions of euros, as of December 31)		Amounts to be paid
	< 1 year	from 1 to 5 years >	5 years	Total 2002

Loans (see Note 15)	39	1.270	195	1.504
Capital leases	8	37	12	57
Off balance sheet commitments:
- provided in the usual course of business (see b above)	85	49	29	163
- non-recurring (see c above)	2	297	-	299

Total	134	1.653	236	2.023

  e) Contingent liabilities

Certain Group companies have been subjected to tax audits which are not completed. Management believes that all known litigation involving the Group is	adequately provided for so that liabilities related to such litigation should not materially affect the Group’s financial position or results of operations.

  Note 21 - Related Party Transactions

  Significant transactions and balances between the Group and its affiliates as of and for the years ended December 31, 2002, 2001 and 2000 included the following:

(in millions of euros)	2002	2001	2000

Year ended December 31
Net sales	158	188	201
Purchases	490	565	531
As of December 31
Accounts receivable - trade, net	21	38	55
Long-term loans (non-current portion)	33	50	54
Financial advances, net	19	38	8
Accounts payable – trade	91	101	86

As of December 31, 2002, Pechiney has entered into exchange and currency option contracts for a total amount of € 366 million with Aluminium Dunkerque and Alucam. These contracts mature in 2003.	The Group also enters into numerous transactions with certain of its main shareholders, notably Assurances Générales de France.

    F41

  »Consolidated Statements

  Note 22 - Segment and Geographic Information

  A - OPERATIONAL SEGMENTS

  The activities of Pechiney are organized into 17 divisions, each offering specific products and services. The five major operating segments presented below are either divisions or groups of divisions with similar characteristics. The Primary Aluminum division produces aluminum, alumina and bauxite and licenses aluminum related technology. Aluminum Conversion includes the divisions which convert aluminum into laminated or extruded products. Packaging includes the divisions which produce flexible plastic packaging, tubes, aerosols and a large range of other packaging for the food, healthcare and beauty markets. The International Trade division is engaged in metal sales. Ferroalloys and other is mainly comprised of Pechiney Electrométallurgie.

  Segment performance is evaluated principally on earnings from operations, which is calculated as income (loss) from operations, less amortization of goodwill, long-lived asset writedowns, restructuring expense and other income (expense).

  The accounting principles applied in the determination of segment earnings from operations are identical to those described in Note 1 with the exception of the interest cost and return on plan assets relating to the North American defined benefit pension plans and medical and life insurance schemes for the Packaging segment, which are recorded under Holdings. The impact on the Group’s operating margin of the elimination of interGroup profit in inventory is recorded in Holdings. Segment assets do not include deferred tax assets of companies included in the French and U.S. tax groups, which are recorded in Holdings.

	Aluminum
			Packaging	Ferroalloys	International	Holdings	Total
(in millions of euros)	Primary	Aluminum		& other	Trade
	Aluminum	Conversion

2002
Net sales	1,605	2,618	2,342	308	5,036	-	11,909
Earnings from operations	276	16	129	3	73	(90)	407
Restructuring expense,							(145)
long-lived asset writedowns
Other income (expense)							(98)

Income (loss) from operations							164
Financial expense, net							(49)

Income (loss) before income taxes							115

Assets
(excluding cash and Marketable securities)	1,984	1,937	2,120	380	665	712	7,798
Cash and marketable securities							436

Total assets							8,234

Acquisitions of property, plant
and equipment	133	130	196	16	2	2	479
Depreciation and amortization excluding
long-lived assets writedowns and	(90)	(96)	(124)	(17)	(3)	(5)	(335)
goodwill amortization

    F42

  »Consolidated Statements

	Aluminum

(in millions of euros)	Primary	Aluminum	Packaging	Ferroalloys	International	Holdings	Total
	Aluminum	Conversion		& other	Trade

2001
Net sales	1,851	2,676	2,418	358	3,751	-	11,054
Earnings from operations	423	23	136	-	55	(88)	549
Restructuring expense, long-lived asset writedowns							(75)
Other income (expense)							12
Income (loss) from operations							486
Financial expense, net							(68)
Income (loss) before income taxes							418

Assets (excluding cash and Marketable	2,019	2,004	2,396	388	824	618	8,249
securities)
Cash and marketable securities							434

Total assets							8,683

Acquisitions of property, plant and equipment	51	137	177	20	2	2	389

Depreciation and amortization excluding long-lived assets writedowns and goodwill amortization	(86)	(91)	(125)	(19)	(3)	(4)	(328)

	Aluminum

	Primary	Aluminum	Packaging	Ferroalloys	International	Holdings	Total
(in millions of euros)	Aluminum	Conversion		& other	Trade

2000
Net sales	2,039	2,600	2,085	377	3,578	-	10,679
Earnings from operations	509	78	100	-	64	(93)	658
Restructuring expense,long-lived asset writedowns							(29)

Other income (expense)							(11)
Income (loss) from operations							618

Financial expense, net							(68)
Income (loss) before income taxes							550
Assets (excluding cash and Marketable securities)	1,938	1,727	2,065	345	711	826	7,612

Cash and marketable securities							461

Total assets							8,073

Acquisitions of property, plant and equipment	33	117	106	25	5	1	287
Depreciation and amortization excluding long-lived assets writedowns and goodwill	(85)	(78)	(113)	(20)	(3)	(4)	(303)
amortization

    F43

  »Consolidated Statements

  B - GEOGRAPHIC INFORMATION (BY COUNTRY OF PRODUCTION)

(in millions of euros, as of December 31)	Net sales	Long-lived assets

2002
France	4,972	1,315
United States of America	3,546	1,155
Australia	356	421
Other	3,035	741

Total	11,909	3,632

2001
France	4,719	1,432
United States of America	3,695	1,346
Australia	394	506
Other	2,246	718

Total	11,054	4,002

2000
France	4,725	1,350
United States of America	3,598	1,223
Australia	421	234
Other	1,935	477

Total	10,679	3,284

    F44

  »Consolidated Statements

  Note 23 - List of Group Companies

  Percentage of ownership interest as of December 31, 2002

  COMPANIES ACCOUNTED UNDER THE GLOBAL METHOD ARE:

ALUMINUM METAL
Alufin (Germany)	100
Aluminium de Grèce (Greece)	60
Aluminium Pechiney (France) (*)	100
Aluminium Pechiney SPV (France)	100
Cathjoh Holdings Pty Ltd (Australia)	100
Électrification Charpente Levage (France)	100
Électrification Charpente Levage DPG Engineering Pty Ltd (South Africa)	100
Électrification Charpente Levage Canada - CDG Services Inc. (Canada)	100
Johcath Holdings Pty Ltd (Australia)	100
Pechiney Bécancour, Inc. (United States)	100
Pechiney Consolidated Australia PTY Ltd (Australia)	100
Pechiney Nederland C.V. (Netherlands)	85
Pechiney Nederland N.V. (Netherlands)	100
Pechiney Pacific PTY Ltd (Australia)	100
Pechiney Resources PTY Ltd (Australia)	100
Pechiney Sales Corporation (United States)	100
Société Financière pour le Développement de l’Aluminium (France)	100
ALUMINUM CONVERSION
Affimet (France)	100
Aluminium Pechiney (France) (*)	100
Pechiney Aluminium Presswerk GmbH (Germany)	100
Pechiney Aviatube (France)	100
Pechiney Aviatube Ltd. (Great Britain)	100
Pechiney Cast Plate, Inc. (United States)	100
Pechiney Eurofoil Belgique S.A. (Belgium)	100
Pechiney Eurofoil Luxembourg S.A. (Luxembourg)	100
Pechiney Rhenalu (France)	100
Pechiney Rolled Products LLC (United States)	100
Pechiney Rolled Products Property and Equipment Co, LLC (United States)	100
Pechiney Softal (France)	100
Satma (France)	100
Société des Fonderies d’Ussel (France)	100

    F45

  »Consolidated Statements

PACKAGING
Benson S.r.l (Italy)	100
Cebal Brasil Limitada (Brazil)	100
Cebal CR S.A. (Czech Republic)	100
Cebal Entec S.A. (Spain)	100
Cebal Italiana S.P.A (Italy)	84
Cebal Mexico S.A. de C.V. (Mexico)	100
Cebal Tuba SP ZO.O. (Poland)	58
Cebal UK Ltd (Great Britain)	100
Cebal S.A.S. (France).	100
Cebal Verpackungen GmbH & Co (Germany)	100
Cebal Zhongshan Co. Ltd (Chine)	60
Cepillos de Matamoros (Mexico)	100
Cosmetech Mably Europe (France)	100
Cosmetech Mably International Hong-Kong Ltd (Hong-Kong)	100
Cosmetech Mably International LLC (United States)	100
Decoplast (France)	100
Financière Techpack (France)	100
Guardian Española S.A. (Spain)	100
Henlopen Manufacturing Co, Inc (United States)	100
Industrias Metalicas Castello, SA (Spain)	100
JPS Packaging, Inc (United States)	100
Laffon S.P.A (Italy)	100
Lir France (France)	100
MT Packaging (France)	100
Pechiney Capalux (Canada)	100
Pechiney Cebal Packaging Ltd (Great Britain)	100
Pechiney Cechobal, S.r.o. (Czech Republic)	100
Pechiney Celograf S.A. (Spain)	100
Pechiney Capsules (France) (**)	100
Pechiney Emballage Flexible Europe (France)	100
Pechiney Lebensmittelverpackungen (Germany)	100
Pechiney Manufacture Marocaine d’Aluminium (Morocco)	61
Pechiney Plastic Packaging, Inc. (United States) (***)	100
Pechiney Scheuch GmbH & Co, KG (Germany)	100
Pet Plas Packaging Ltd (Great Britain)	100
Polibol S.A. (Spain)	100
Precis S.A. (Spain)	100
Société Française de Galvanoplastie (France)	100
Soplaril Italia S.p.A (Italy)	100
Soplaril Portugal Lda (Portugal)	100
Soplaril S.A. (France)	100
Techpack America Inc (United States)	100
Techpack America Cosmetic Packaging, L.P. (United States)	100
Techpack Deutschland Gmbh (Germany)	100
Techpack España, S.L. (Spain)	100
Techpack International (France)	100
TPI Mexicana S.A. (Mexico)	100
TPI Molplastic Ltda. (Brazil)	100

    F46

  »Consolidated Statements
RELATED INDUSTRIAL ACTIVITIES
Ferroalloys
Invensil (France)	100
Pechiney Electrométallurgie (France)	100
Pechiney Electrométallurgie Abrasifs-Réfractaires (France)	100
Silicon Smelters (South Africa)	100
Other
Pechiney Centre de Recherches de Voreppe (France)	100
INTERNATIONAL TRADE
Almet France (France)	100
Pechiney Approvisionnements Alumine (France)	100
Pechiney Deutschland GmbH (Germany)	100
Pechiney Far East (Hong-Kong)	100
Pechiney Italia S.p.A (Italy)	100
Pechiney Japon K.K. (Japan)	100
Pechiney Trading Company S.A. (Switzerland)	100
Pechiney Trading France (France)	100
Pechiney Trading Limited (Great Britain)	100
Pechiney UK Ltd (Great Britain)	100
Pechiney World Trade USA, Inc. (United-States) (****)	100
Pechiney World Trade (France)	100
HOLDINGS
Compagnie Générale de Participation Industrielle et Financière (France)	100
Financière Européenne d’Emballages Pechiney (France)	100
Financière Européenne d’Emballages Pechiney Holdings UK Ltd (Great Britain)	100
Pechiney Aluminium Engineering (United States)	100
Pechiney Holdings, Inc. (United States)	100
Pechiney Metals Corporation (United States)	100
Pechiney Metals Corporation Lease Company (United States)	100
Pechiney Plastic Packaging, Inc. (United States) (***)	100
Pechiney Holdings UK Ltd (Great Britain) (*****)	100
Pechiney World Trade USA, Inc (United States) (****)	100
Sofiri (Luxembourg)	100

  THE MAJOR COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD ARE:

Airlessystems (France)	50
Almet - a.m.b. (Germany)	36
Alucam (Cameroon)	47
Aluminium Dunkerque (France)	35
Carbone Savoie (France)	30
Pechiney Reynolds Québec, Inc. (Canada)	50
Queensland Alumina Limited (Australia)	20
Socatral (Cameroon)	30
(*)	Aluminium Pechiney is comprised of "Aluminium Metal" and "Aluminium Conversion".
(**)	Legal Name of Pechiney Emballage Alimentaire became Pechiney Capsules from September 2002.
(***)	Pechiney Plastic Packaging, Inc. is comprised of "Packaging" and "Holdings".
(****)	Pechiney World Trade USA, Inc. is comprised of "International Trade" and "Holdings".
(*****)	Legal Name of Pechiney World Trade Holdings Ltd became Pechiney Holdings UK Ltd from June 2002.

    F47

  »Consolidated Statements

  Note 24 - Compensation and Number of Employees

(year ended December 31)	2002	2001	2000

Labor costs (in millions of euros)	1,773	1,677	1,540
Average number of employees of consolidated subsidiaries	33,499	32,377	29,655

  Note 25 - Reconciliation with US GAAP

  The accounting principles used by the Group to prepare its consolidated financial statements conform with accounting principles generally accepted in France, which differ in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). Differences between the accounting principles applied to prepare the Group consolidated financial statements and US GAAP are described below. Their impact is quantified in the reconciliation of consolidated net income and shareholders’ equity. A condensed US GAAP statement of income, a condensed US GAAP balance sheet and certain other supplementary information are also presented.

Description of differences between accounting principles applied to prepare the consolidated financial statements and US GAAP

  a) Derivative instruments and hedging activity

  The changes introduced in US GAAP in 2001 by SFAS 133 and SFAS 138 (Accounting for Derivative Instruments and Hedging Activities) cannot be applied under French accounting principles. As a result, in the consolidated financial statements, the accounting for derivatives and hedging activities remained unchanged:

  derivative instruments used as hedges are not recognized in the balance sheet;
  hedging gains and losses are recorded in the same period as the income or loss on the hedged transactions.

  In US GAAP financial statements, as of January 1, 2001:

  all derivative instruments are recognized in the balance sheet, at fair value;

  hedge accounting may be applied to hedges meeting strict criteria; the Group applies hedge accounting to the main hedging transactions which meet these criteria;
  for cash flow hedges, hedge accounting consists of recording changes in the fair value of the derivative instruments in other comprehensive income, with no impact on earnings;
  for fair value hedges of balance sheet items or firm commitments, hedge accounting consists of recording in earnings both the changes in the fair value of the derivative instruments and the inverse changes in the fair value of the hedged items;
  if hedge accounting is not applied, changes in the fair value of derivative instruments are recorded in earnings, with no recognition of the inverse effect of the changes in the fair value of the hedged items.

  b) Goodwill

  The changes introduced in US GAAP by SFAS 141 and SFAS 142 (Business Combinations and Goodwill and Other Intangible Assets) as of July 1, 2001 have not to be applied under French accounting principles. As a result, in the consolidated financial statements, all goodwill is amortized in accordance with accounting principles applied in prior periods.

  In the US GAAP financial statements:

  goodwill is no longer amortized (as of July 1, 2001 for goodwill relating to acquisitions in the second half of 2001, and as of January 1, 2002 for all other goodwill);
  goodwill is tested for impairment at least annually, as described in paragraph c) of note 1; as a result of the non-amortization of goodwill in US GAAP financial statements, the impairment that may be required in US GAAP financial statements is higher than that required in the consolidated financial statements.

    F48

  »Consolidated Statements

  c) Additional minimum pension liability

  In the consolidated financial statements, the additional minimum pension liability required in certain cases by SFAS 87 is recorded with a counterpart in an asset account included in other long-term assets.

  In US GAAP financial statements, this additional liability (which is recorded when, as a result of unamortized actuarial losses and prior service costs, the accrued liability would be lower than the excess of the accumulated benefit obligation over the fair value of the plan assets) is recorded with a counterpart in other comprehensive income.

  d) Comprehensive income

  Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In the consolidated financial statements, the concept of comprehensive income does not exist because French accounting principles do not allow any change in equity corresponding to this definition other than net income, changes in the cumulative translation adjustment related to consolidated foreign subsidiaries and changes in accounting principles.

  In US GAAP financial statements, comprehensive income and its components must be displayed in a statement of comprehensive income. For the Group, this statement includes, in addition to net income:

  changes in the cumulative translation adjustment related to consolidated foreign subsidiaries;
  changes in the fair value of derivative instruments designated as cash flow hedges meeting the criteria established by SFAS 133;
  changes in the amount of the additional minimum pension liability.

Reconciliation of net income and shareholders’ equity
a) Net income
(in millions of euros)	2002	2001	2000

Net income (loss) as reported in the consolidated income statement	(50)	233	314
Derivative instruments and hedging activities	25	(31)	-
Goodwill amortization	52	3	-
Income under US GAAP, before cumulative effect of change	27	205	314
in accounting principle
Cumulative effect of change in accounting for derivatives			-
and hedging activities as of January 1, 2001	-	(11)	-
Cumulative effect of change in accounting for goodwill as of January 1, 2002	(31)	-	-
Net income (loss) under US GAAP	(4)	194	314

b) Shareholders’ equity
(in millions of euros)	2002	2001	2000

Shareholders’ equity as reported in the consolidated balance sheet	3,014	3,395	3,273
Derivative instruments and hedging activities	15	(40)	-
Goodwill amortization	21	3	-
Additional minimum pension liability	(141)	(121)	(98)
Shareholders’ equity under US GAAP	2,909	3,237	3,175

    F49

  »Consolidated Statements

Condensed US GAAP statement of income and balance sheet
a) Condensed US GAAP statement of income
(in millions of euros)	2002	2001	2000

Net sales	11,918	11,043	10,679
Earnings from operations	423	503	658
Restructuring expense, long-lived asset writedowns and other income (expense)	(243)	(63)	(40)

Income from operations before goodwill amortization	180	440	618
Financial expense, net	(50)	(70)	(68)
Income tax (expense) benefit	(44)	(113)	(172)
Equity in net earnings of affiliates	18	24	(13)
Minority interest	-	(28)	(31)

Income before goodwill impairment and amortization
and cumulative effect of change in accounting principle	104	253	334
Goodwill amortization	-	(26)	(20)
Goodwill impairment	(77)	(22)	-

Income before cumulative effect of change in accounting principle	27	205	314
Cumulative effect of change in accounting for goodwill
and for derivatives and hedging activities	(31)	(11)	-

Net income (loss)	(4)	194	314

Net income per share "A" (in euros)
- Before cumulative effect of change in accounting principle
- Basic earnings per share	0.32	2.57	3.90
- Diluted earnings per share	0.32	2.55	3.88
- After cumulative effect of change in accounting principle
- Basic earnings per share	(0.07)	2.43	3.90
- Diluted earnings per share	(0.07)	2.42	3.88

    F50

  »Consolidated Statements
b) Condensed US GAAP balance sheet
(in millions of euros)	2002	2001	2000

ASSETS
Cash	283	321	375
Marketable securities	153	113	86
Accounts receivable – trade	1,269	1,444	1,500
Inventories, net	1,524	1,601	1,448
Other current assets	367	294	406
Property, plant and equipment, net	2,832	2,997	2,476
Goodwill, net	659	864	642
Other intangible assets, net	163	145	166
Investments in equity affiliates	285	280	261
Deferred income taxes, long-term	499	339	331
Long-term investments and other long-term assets	340	347	284

Total assets	8,374	8,745	7,975

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term bank loans	392	912	592
Accounts payable – trade	1,451	1,505	1,503
Other current liabilities	626	568	630
Long-term debt	1,465	971	734
Deferred income taxes, long-term	195	173	93
Other long-term liabilities	1,187	1,210	1,079
Minority interest	149	169	169
Shareholders’ equity	2,909	3,237	3,175

Total liabilities and shareholders’ equity	8,374	8,745	7,975

c) US GAAP statement of comprehensive income
(in millions of euros)	2002	2001	2000

Net income (loss) under US GAAP	(4)	194	314
Other comprehensive income (loss), net of tax:
- Changes in cumulative translation adjustment	(205)	59	79
- Changes in additional pension liability	(44)	(23)	(25)
- Changes in fair value of derivative instruments designated as cash flow eges	31	2	-
Comprehensive income (loss) under US GAAP	(222)	232	368

    F51

  »Consolidated Statements

  Supplementary information

  a) Effect of new US accounting standards

  Effective January 1, 2002, the Group adopted Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which provides more detailed rules to assess the impairment of long-lived assets and to account for the disposal of long-lived assets. The adoption of this statement had no impact on the Group’s financial position at January 1, 2002. Long-lived assets impairment recorded in 2002 amounted to € 102 million.

  Effective July 1, 2001 for business combinations for which the acquisition date is after June 30, 2001 and effective January 1, 2002 for other goodwill and intangible assets, the Group adopted SFAS No 141 "Business Combinations" and SFAS No 142 "Goodwill and Other Intangible Assets", for purposes of the US GAAP reconciliation. These statements require that all business combinations be accounted for using the purchase method and that goodwill and other intangible assets with indefinite lives not be amortized; instead, these assets are tested for impairment at least annually.

  The application of SFAS 141 and SFAS 142 to acquisitions of the second half of 2001 had no significant impact on the Group’s financial position or results of operations. The application of SFAS 141 and SFAS 142 to other goodwill and intangible assets resulted in a cumulative after-tax transition adjustment at January 1, 2002 amounting to 31 million, charged to earnings. In 2002, no goodwill amortization was recorded but goodwill impairment amounting to € 77 million was recorded in the second half of the year. In 2001, goodwill amortization totaled € 26 million.

  Effective January 1, 2001, for purposes of US GAAP reconciliation, the Group adopted SFAS No. 133 "Accounting for Derivative instruments and Hedging Activities" and SFAS 138 which amended SFAS 133. These statements require that all derivative instruments (foreign exchange, interest rates, commodities) be recognized as assets or liabilities and measured at fair value. These statements also establish new criteria to define hedging transactions for which hedge accounting may be applied.

  As a result of these new requirements, changes in the fair value of certain derivative instruments are recorded in earnings instead of being deferred until the income or loss on the hedged transaction is recorded. The transition adjustment on January 1, 2001 resulted in a cumulative after-tax charge of 11 million recorded in earnings and a cumulative after-tax increase of other comprehensive income of € 3 million.

  Effective January 1, 2001, the Group adopted SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". This statement provides revised standards for accounting for transfers of financial assets. The adoption of this statement had no impact on the Group’s financial position or results of operations.

  In 2001, the Financial Accounting Standards Board issued SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement provides new standards for accounting for tangible asset retirement obligations. For the Group, the effective date of this statement is January 1, 2003. The Group is currently evaluating the impact of adoption of this statement.

  In 2002, the Financial Accounting Standards Board issued SFAS No. 145 "Rescission of FASB Statements No 4, 44, and 64, Amendment of FASB Statement No 13, and Technical Corrections". This statement rescinds or amends various items in accounting pronouncements, such as the accounting for certain lease modifications arising after May 15, 2002, which have no application in the Group.

  In 2002, the Financial Accounting Standards Board issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". This statement establishes new accounting rules for costs associated with an exit or disposal activity initiated after December 31, 2002. For the Group, the effective date of this statement is January 1, 2003. The Group is currently evaluating the impact of adoption of this statement.

    F52

  »Consolidated Statements

  b) Stock option plans and stock purchase plan

  Determined in accordance with the intrinsic value method, the compensation cost corresponding to options granted under the current stock option plans (note 12g) and to shares issued under the December 2001 share purchase plan (note 12a) is immaterial or nil. Had the compensation cost been determined based on the fair value of the options or shares at the grant dates, net loss and net loss per share would have increased (and net income and net income per share would have decreased) to the pro forma amounts indicated below:

	2002		2001		2000

	As reported	Pro-forma	As reported	Pro-forma	As reported	Pro-forma

Net income (loss) (in millions of euros)	(4)	(13)	194	184	314	311
Net income (loss) per share "A" (in
euros):
- Basic	(0.07)	(0.18)	2.43	2.31	3.90	3.85
- Diluted	(0.07)	(0.18)	2.42	2.29	3.88	3.83

  The weighted-average fair value of the options at the date of grant and the assumptions used to estimate this fair value using the Black-Scholes option-pricing model were as follows:

	2002 Plan	2001 Plan	2000 Plan	1999 Plans	1998 Plans	1997 Plans	1996 Plan

Fair value per
option (in euros)	23.97	14.75	13.58	12.60	8.02	17.44	11.05

Assumptions:
Dividend yield	2%	2%	2%	2%	1.88%	2.5%	2.5%
Expected volatility	40%	25%	25%	25%	25%	25%	22%

Interest rates	3.74%	5.07%	5.37%	4.25% to	3.48% to	4.74% to	3.90% to
				5.21%	4.06%	5.30%	5.80%
Expected life	7 years	7 years	7 years	7 years	7 years	7 years	7 years

  The fair value of the shares issued at a discount under the 2001 share purchase plan was € 51.91 for each of the 855,277 shares issued.

    F53

  » Consolidated Statements

  c) Derivative instruments and hedging activities

  At December 31, 2002, all derivative instruments held by the Group are recognized in the US GAAP balance sheet at fair value. These derivative instruments are used to hedge foreign exchange, commodity and interest rate risks, as explained in note 19. Among these hedges, the following ones have been accounted for as hedges in the US GAAP accounts.

  Cash flows hedges

  Foreign exchange: the effects of fluctuations in exchange rates on forecasted payments and receipts of foreign currencies related to the main (i) long-term contracts for the sale of fabricated aluminum products, (ii) sale and purchase contracts of aluminum and alumina and (iii) operating expenses incurred by certain subsidiaries in currencies other than their functional currency are hedged using forward and option contracts. These hedges are accounted for as cash flow hedges.

  Metal: the effects of fluctuations in aluminum prices on forecasted purchases related to long-term sales contracts are hedged using forward instruments. These hedges are accounted for as cash flow hedges.

  For these transactions, which are designated and qualify as cash flow hedges, changes in the fair value of hedging instruments are recorded in other comprehensive income, except for the ineffective portion of the change in fair value, which is immediately recorded in earnings. Amounts recorded in other comprehensive income during the hedging period are reclassified to earnings in the period in which earnings are impacted by the hedged transaction, or when the hedge no longer qualifies as a cash flow hedge. Hedging gains and losses are recorded in net sales, cost of goods sold or other operating cost depending on the nature of the hedged transaction. These hedges cover periods not exceeding 5 years.

  Fair value hedges

  Metal: the effects of fluctuations in prices of aluminum and other metals in the period when the metal is held in the inventory of certain trading companies in the International Trade division are hedged using forward instruments. These hedges are accounted for as fair value hedges.

  Interest rates: certain fixed rate borrowings have been transformed into variable rate borrowings, using interest swaps; these hedges are accounted for as fair value hedges.

  For these transactions, which are designated and qualify as fair value hedges, changes in the fair value of hedging instruments are recorded in earnings, in the caption corresponding to the nature of the hedged item. They offset most of the changes in the fair value of hedged items, which are also recorded in earnings, in the same caption.

  Hedges other than those described above are not accounted for as hedges. Accordingly, changes in the fair value of derivative instruments used for these hedges are recorded in earnings, with no recognition of the inverse effect of the changes in the fair value of the hedged items.

    F54

  »Consolidated Statements

  Shareholder Communications

  In order to improve Shareholder communications and transparency, Pechiney has created various documents to inform Shareholders of the Group’s activities, strategy, financial results and future prospects:

  a summary brochure of information about the Company which sets forth the key points of the Group’s activities, its development over the course of the fiscal year and its financial results is published at the same time as the Group’s Document de Référence;
  following publication of its annual financial results, the Group sends Shareholders a newsletter that provides an update on the Group’s business and financial results.

  These documents are prepared in French and English and are sent to all registered Shareholders and other Shareholders who have requested to be on the Group’s mailing list, both in France and other countries. The documents are also available upon request.

  In addition to the legally required notification, Shareholders are informed of Shareholders’ Meetings by the publication of a notice in the financial press.

  Financial information, including the Company’s Annual Report on Form 20-F, is also available on the Pechiney Internet site at http://www.pechiney.com. The French Document de Référence is also available on the Pechiney internet site in both French and English.

  A Shareholder relations office (tel: (33) 1 56 28 25 77; fax: (33) 1 56 28 33 38) can answer Shareholders’ questions and help them with formalities.

  In addition, Pechiney has an agreement with BNP Paribas, the financial intermediary that manages the Group’s Shares account, in order to expand the services available to Shareholders:

  Shareholders may call or fax BNP Paribas to get answers to technical, administrative and tax questions;
  Registered Shareholders may buy and sell Shares directly through BNP Paribas without, as in the past, having to use the services of another financial intermediary.

  For 2003, financial information is expected to be released as follows*:

First quarter results - April 29, 2003
Semi-annual results - July 30, 2003
Third quarter results - October 23, 2003

  (*) These dates are subject to change

    F55

  Signature

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date : March 25, 2003	PECHINEY
By:/s/ Olivier Mallet Name : Olivier Mallet Title : Senior Executive Vice President Chief Financial Officer

    F56

  Certification

  I, Jean-Pierre Rodier, certify that:

    I have reviewed this annual report on Form
    20-F of Pechiney;

    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

      all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

      any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

    The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 25, 2003	/s/ Jean-Pierre Rodier Jean-Pierre Rodier Chief Executive Officer

    F57

  Certification

  I, Olivier Mallet, certify that:

    I have reviewed this annual report on Form
    20-F of Pechiney;

    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

      all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

      any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

    The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 25, 2003	/s/ Olivier Mallet Olivier Mallet Chief Financial Officer
    F58

  »Consolidated Statements

    F59