Form 20-F/A
PECHINEY
filed 2003-10-24
CIK 1003467

As filed with the Securities and Exchange Commission on October 24, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002
OR
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

»Tables of Contents

»Explanatory Note

This Annual Report on Form 20-F/A amends the Annual Report on Form 20-F filed by Pechiney on March 25, 2003.

The amendment includes restated financial information as of December 31, 2001 and 2000 and for each of the years ended December 31, 2002, 2001 and 2000.

The principal effect of the restatement of financial information is to include Pechiney's subsidiary Pechiney Far East within the scope of consolidation for the years ended December 31, 2000 and 2001. For further information, see Notes 1 and 25 to our Consolidated Financial Statements.

As a result, recorded net sales have increased by €458 million (or 4.1%) in 2001 and by €195 million (or 1.8%) in 2000, recorded net loss has increased by €5 million (or 10.0%) in 2002 and recorded net income has increased by €1 million (or 0.4%) in 2001 and by €4 million (or 1.3%) in 2000.

The filing of this Annual Report on Form 20-F/A should not be understood to mean that all statements contained in this document are true or complete as of any date subsequent to March 25, 2003. You should not consider this amendment to be a reaffirmation or reiteration of any forward-looking statements from the original filing that may be reproduced in this amendment.

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

As used herein, the term "Company" refers to Pechiney without its consolidated subsidiaries and the terms "Pechiney" and "Group" refer to the Company together with its consolidated subsidiaries. References to "Common Shares "A"" are to the Company’s Class "A" shares, nominal value € 15.25 per Share, and references to "Preferred Shares "B"" are to the Company’s Class "B" Shares, nominal value € 15.25 per Share. References to "share capital" are to the nominal amount of Common Shares "A" and Preferred Shares "B" and references to "voting rights" are to the rights to vote in general meetings of the holders of Common Shares "A" or Preferred Shares "B" (see "Item 10. Additional Information - Description of Share Capital").

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
  changes in aluminum prices;
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
  raw materials and energy.

Readers are urged to carefully review and consider the various disclosures made by the Company that attempt to advise interested parties of the factors affecting the Company’s business, including the disclosures made under the captions "Item 3. Key Information - Risk Factors", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" in this annual report, as well as the Company’s other periodic reports on Form 6-K filed with the Securities and Exchange Commission.

»Cautionary Statement Regarding Market Shares

Unless otherwise indicated, statistical and market trend information, as well as statements related to market position and competitive data, are based on the Company’s internal statistics and/or estimates, which are in turn based on the Company’s own research and various publicly available sources.

»Identity of Directors, Senior Management and Advisers	Item 1

Not Applicable.

»Offer Statistics and Expected Timetable	Item 2

Not Applicable.

»Key Information	Item 3

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

In addition, the Company has changed its presentation of goodwill amortization in its Consolidated Financial Statements for the 2002 fiscal year with respect to previous years, impacting several line items on the Company’s income statement. Accordingly, income from operations and other line items for the fiscal years 2001, 2000 and previously have been reclassified in this Annual Report to conform to the new accounting treatment.

»Key Information

SELECTED CONSOLIDATED DATA

Year ended and as at December 31	(1)2002	(1)(2)2002	(1)2001	(1)2000	(1)1999	(1)1998
(in millions, except per share, per cip
and per ads data)	(€)	($)	(€)	(€)	(€)	(€)
	(Restated)(5)	(Restated)(5)	(Restated)(5)	(Restated)(5)

Income Statement Data:
Net sales	11,909	12,489	11,512	10,874	9,507	9,836
Other operating revenues	144	151	155	153	139	176
Cost of goods sold (excluding depreciation)	(10,611)	(11,128)	(10,070)	(9,411)	(8,147)	(8,442)
Selling, general and administrative expense	(610)	(640)	(620)	(564)	(529)	(529)
Research and development expense	(90)	(94)	(97)	(90)	(79)	(92)
Depreciation and amortization	(335)	(351)	(328)	(303)	(311)	(318)
Long-lived assets writedown	(102)	(107)	(19)	(13)	(13)	(8)
Restructuring expense	(43)	(45)	(56)	(16)	(25)	(7)
Other income (expense)	(103)	(108)	10	(8)	(193)	(3)

Income (loss) from operations	159	167	487	622	349	613
Financial expense, net	(49)	(51)	(68)	(68)	(95)	(142)

Income (loss)	110	116	419	554	254	471
Income tax (expense) benefit	(39)	(41)	(130)	(172)	15	(98)

Income (loss) from consolidated companies	71	75	289	382	269	373
Equity in net earnings of affiliates	3	3	24	(13)	41	10
Minority interests	0	0	(28)	(31)	(11)	(20)

Income (loss) from continuing operations	74	78	285	338	299	363
Goodwill amortization	(129)	(135)	(51)	(20)	(39)	(52)
Discontinued operations	-	-	-	-	-	-
Cumulative effect of accounting changes	-	-	-	-	-	-
Net income (loss)	(55)	(57)	234	318	260	311

Per Share "A", Share "B"/CIP and ADS Data:(3)
Net income (loss) available for distribution	(55)	(57)	234	318	260	311
- Per Common Share "A"	(0.72)	(0.76)	2.94	3.94	3.17	3.80
- Per Preferred Share "B"/CIP	0.73	0.77	4.39	5.39	4.62	5.25
- Per ADS	(0.36)	(0.38)	1.47	1.97	1.58	1.90
Cash dividends declared(4)
- Per Common Share "A"	1.00	1.05	1.00	1.00	0.81	0.80
- Per Preferred Share "B"/CIP	1.65	1.73	1.79	3.31	0.81	1.96
- Per ADS	0.50	0.52	0.50	0.50	0.40	0.40

Amounts in accordance with U.S. GAAP
Net sales	11,918	12,498	11,501
Income from operations	175	184	441
Net income	(9)	(9)	195
Basic earnings per share "A"	(0.13)	(0.14)	2.43
Diluted earnings per share "A"	(0.13)	(0.14)	2.92

Balance Sheet Data:
Cash and marketable securities	436	457	445	463	468	1,033
Property, plant and equipment - net	2,832	2,970	2,997	2,476	2,381	2,770
Total assets	8,234	8,635	8,699	8,087	7,687	9,282
Long-term debt less current portion	1,465	1,536	971	734	903	1,307
Shareholders’ equity (Group share)	3,014	3,161	3,400	3,277	3,026	2,624
Minority interests	149	156	169	169	153	149
Share capital (in billions)	1.26	1.32	1.25	1.25	1.25	1.25
Number of shares	82,513,683	82,513,683	81,626,190	81,585,190	81,576,212	81,560,387

(1)	Derived from the Group’s audited Consolidated Financial Statements prepared in accordance with French GAAP. For the year ended December 31, 1998 amounts have been translated from French francs to euros using the official rate as of January 1, 1999.
(2)	The U.S. dollar amounts in this column have been translated solely for the convenience of the reader at an exchange rate of € 1.00 = $1.0487 (the exchange rate on the balance sheet date).
(3)	Per Share data is calculated based upon the weighted average number of Shares outstanding during each period presented (see Note 12(h) to the Consolidated Financial Statements).
(4)	Does not include the French avoir fiscal.
(5)	For additional information, see Notes 1 and 25 to our Consolidated Financial Statements.

»Key Information	Item 3

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

These rates are provided solely for the convenience of the reader and are not the rates used by the Company in the preparation of its Consolidated Financial Statements included elsewhere in this Annual Report. The Group uses the ECB Rate for its internal financial reporting and for the presentation of certain U.S. dollar/French franc and U.S. dollar/euro translations set forth herein (see "Presentation of Information"). No representation is made that French francs or euros could have been, or could be, converted into U.S. dollars at these rates or at any other rate.

	Period-end rate		(1)Average rate		Euro High Point		Euro Low Point
	($/€)	(FF/$)	($/€)	(FF/$)	($/€)	(FF/$)	($/€)	(FF/$)

October 2003 (Through October 17)	1.16	-	1.17	-	1.18	-	1.16	-
September 2003	1.17	-	1.13	-	1.17	-	1.08	-
August 2003	1.10	-	1.11	-	1.13	-	1.09	-
July 2003	1.12	-	1.14	-	1.16	-	1.12	-
June 2003	1.15	-	1.17	-	1.19	-	1.14	-
May 2003	1.17	-	1.16	-	1.19	-	1.12	-
April 2003	1.12	-	1.09	-	1.12	-	1.06	-

2002	1.05	-	0.95	-	1.05	-	0.86	-
2001	0.89	-	0.89	-	0.95	-	0.84	-
2000	0.94	-	0.92	-	1.03	-	0.83	-
1999	1.01	-	1.06	-	1.18	-	1.00	-
1998		FF 5.62		FF 5.90		FF 5.39		FF 6.21

(1)	The yearly averages of the Noon Buying Rates for French francs or euros, as the case may be, were calculated using the average Noon Buying Rate on the last business day of each month during the relevant period. The monthly averages were calculated using the average of the daily Noon Buying Rates for euros within each month.

»Key Information

Risk Factors

Risk factors relating to our industry and markets

Our business is subject to fluctuations in world aluminum prices which could negatively affect our earnings.

We are exposed to the risk of fluctuations in the price of aluminum on the London Metal Exchange (LME) (see "Item 5. Operating and Financial Review and Prospects - General Information - Volatility of World Aluminum Prices"), which determines the price at which we are able to sell aluminum in the market. If the price of aluminum on the London Metal Exchange declines substantially, our operating results may deteriorate. Since the world price of aluminum (quoted on the LME) is denominated in U.S. dollars, and a substantial portion of our Primary Aluminum sales is linked to U.S. dollars, the negative impact on our operating results of a decline in the world price of aluminum is generally amplified when the U.S. dollar declines in value vis-à-vis the euro, while it is usually attenuated if the U.S. dollar is strong vis-à-vis the euro. Conversely, the positive impact of a rise in the world price of aluminum on Primary Aluminum’s earnings from operations can be significantly attenuated by a weak U.S. dollar vis-à-vis the euro. In addition to the effort made to reduce our sensitivity to the effects of currency fluctuations, we may occasionaly, through specific short-term hedging operations, anticipate fluctuations in the world price of aluminum (see "Item 5. Operating and Financial Review and Prospects - General Information - Sensitivity of the Group’s Industrial Operations to Fluctuations in Aluminum Prices - Primary Aluminum"). Even when we have entered into hedging arrangements to protect ourselves from this fluctuation risk, we may cease to engage in hedging arrangements in the future, and any existing or future hedging arrangements may not be successful. Fluctuations in aluminum prices could thus result in lower profits and a reduction in any dividends, and could cause the trading price of our shares to decline.

Our business is subject to the price and availability of other raw materials.

The principal raw materials we use in manufacturing our products are alumina, aluminum and plastics. The prices of many of the raw materials we use depend on supply and demand relationships at a worldwide level, and are therefore subject to variation. The price of aluminum and other raw materials that we use, and demand for aluminum volumes, depend upon a number of factors, including general economic conditions, cyclical trends in our end-use markets and imbalances in supply. Prices for the raw materials we require may increase and, if they do, we may not be able to pass on the entire cost of the increases to our customers, which may cause our profitability to decline.

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

In 2002, 40% of our production was located in North America and in countries whose currency is linked to the U.S. dollar. In addition, a substantial portion of Primary Aluminum sales is denominated in or linked to U.S. dollars and is therefore subject to fluctuations in the euro/U.S. dollar exchange rate. Since most of our sales are denominated in currencies other than the euro, foreign exchange rate fluctuations have a significant impact on our operating income. We strive to reduce our sensitivity to the effects of currency fluctuations, in particular the fluctuations between the euro and the U.S. dollar or between the euro and currencies linked to the U.S. dollar, by financing our foreign investments in the currency of the country in question, on the one hand, and by hedging our foreign exchange risks, primarily through centralized management of such risks, on the other (see "Item 5. Operating and Financial Review and Prospects - General Information - Derivative Financial Instruments - Currency Fluctuations").

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

Our Aerospace business, and to a lesser degree the Pechiney Automotive division, both of which are included in the Aluminum Conversion segment, rely, to varying degrees, upon a relatively small number of major customers for a significant portion of their sales. Although we believe we have good working relationships with these customers, if our existing relationships with them are discontinued in the future, or we do not replace them if we lose them as customers, our financial results may be harmed, which could lead to a reduction in any dividends and cause the trading prices of our shares to decline.

Our technology may become obsolete.

We are committed to protecting our trade secrets and investing in research and development in order to maintain the benefits of our technology in the future. However, we may not be able to protect, or continue to develop, some of our proprietary information in the future. In addition, we may be subject to litigation in the future regarding the use of proprietary information that we have developed. For further discussion of our investments in technology, please refer to "Item 4. Information on the Company - Business Overview - Intellectual Property" and "- Litigation".

»Key Information	Item 3

Risk factors relating to our shares and ADSs

We may not be able to pay dividends on our common shares.

Whether we are able to pay dividends in the future, and if so, at what time, will depend upon our future earnings and financial condition. In addition, the holders of our Preferred Shares "B" are currently still entitled to a cumulative preferential dividend of € 1.45 per share per year, together with additional priority dividends based on the Company’s net income excluding certain nonrecurring items, and these payments must be made from available funds before we can make any decision whether to pay dividends to holders of our Common Shares "A" and the corresponding ADSs. For further discussion of these rights, please refer to "Item 10. Additional Information - Description of Share Capital - General Provisions Applicable to Shareholders - Dividend and Liquidation Rights". The number of outstanding Preferred Shares "B" is much smaller than the number of outstanding Common Shares "A" and corresponding ADSs, and certain holders of Preferred Shares "B" have proposed a resolution which, if adopted, would lead to the conversion of the remaining Preferred Shares "B" into Common Shares "B" and the consequent disappearance of the preferential and priority dividend rights associated with the Preferred Shares "B". Unless and until that resolution is approved, however, the rights associated with our Preferred Shares "B" could, under certain circumstances, lead us to declare reduced dividends or no dividends to holders of our Common Shares "A" and the corresponding ADSs, which could cause the trading prices of our Common Shares "A" and the corresponding ADSs to decline.

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

Moreover, there is currently a resolution proposed by two of the Pechiney's shareholders to convert Preferred Shares "B" into Common Shares "A" after the payment date of the dividend proposed in respect of the 2002 fiscal year, and this resolution will be presented to the annual General Shareholders' Meeting scheduled to take place on April 3, 2003. For a more detailed description of this proposed resolution, see "Item 9. The Offer and Listing - Price History of the Shares - Preferred Shares "B".

In addition, for a discussion of our business exposure to fluctuations in currency exchange rates, please refer to "– Risk factors relating to our Group – Fluctuations in euro/U.S. dollar exchange rate may lead our financial results to decline".

»Key Information

»Information on the Company	Item 4

Overview of the Pechiney Group

The Pechiney Group operates in two core businesses, in which it ranks among the global market leaders(1): the production of primary aluminum and fabricated aluminum products and the production of packaging materials. The Group believes that it is Europe’s second and the world’s fifth largest producer of primary aluminum on the basis of 2002 obtainable production capacities and one of the leading European producers of flat-rolled aluminum products on the basis of 2002 sales volume, with strong positions in aerospace, cansheet, automotive and foil & thin foil markets. Its aluminum technology is recognized as some of the most efficient in the world. The Group believes that it is also one of the world leaders in the production of packaging materials for the food, healthcare and beauty industries on the basis of 2002 sales. It is the world’s largest producer of collapsible tubes. The Group’s other activities include the production of ferroalloys and international trade.

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

(1) Positions and market shares presented in this item or based on internal estimates.

»Information on the Company

Selected Consolidated Financial Data

millions of euros (except net income, and dividend paid per share in euros )	2002	2001	2000
	(Restated)(1)	(Restated)(1)	(Restated)(1)

Net sales	11,909	11,512	10,874
Net income	(55)	234	318

Basic net income per common share "A"	(0.72)	2.94	3.94
Net cash provided by operating activities	629	588	396
Net cash used in investing activities	580	947	546
Net cash used in financing activities	(104)	354	(361)
Dividend paid for the year per common share "A" (net)	1.00	1.00	1.00

Capital stock	1,258	1,245	1,244
Shareholders’ equity (Group share)	3,014	3,400	3,277
Shareholders’ equity and minority interests	3,163	3,569	3,446
Net indebtedness	1,437	1,473	869
Non-current assets	4,840	5,031	4,258

Total Assets	8,234	8,699	8,087

Other measures
Earnings from Operations(2)	407	552	659

(1)	For additional information, see Notes 1 and 25 to our Consolidated Financial Statements.
(2)	Earnings from Operations consists of Net Sales, Other Operating Revenues, Cost of Goods Sold (excluding depreciation), Selling, General and Administrative Expense, Research and Development Expense and Depreciation and Amortization (excluding Goodwill Amortization). Earnings from Operations does not include Goodwill Amortization, Long-lived Assets Writedown, Restructuring Expense or Other Income (expense). These items are considered to be operating income/expenses. Management believes that Earnings from Operations is useful to investors since it is permitted by the French accounting standard setter and is used by many French public companies, is used by management as a key indicator of the performance of the Group's segments and is closely monitored by analysts in France.
Earnings from Operations is reconciled to Net income as follows :

	2002	2001	2000
	(Restated)	(Restated)	(Restated)

Net income	(55)	234	318

Add back income (expense):
Exceptional Goodwill Amortization	(98)	(22)	0
Goodwill amortization	(31)	(29)	(20)
Minority interests	0	(28)	(31)
Equity in net earnings of affiliates	3	24	(13)
Income tax (expense) benefit	(39)	(130)	(172)
Financial expense, net	(49)	(68)	(68)
Other income (expense)	(103)	10	(8)
Restructuring expense and long-lived asset write-downs	(145)	(75)	(29)

Earnings from Operations	407	552	659

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
  Cebal Tubes Europe and Cebal Tubes Americas, which together are the world leader in the manufacture of flexible plastic, laminated and aluminum tubes for the cosmetics, personal care and healthcare markets on the basis of 2002 production;

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
	2002		2001		2000
			(Restated)(2)		(Restated)(2)

Primary Aluminum	1,605	13.5%	1,851	16.1%	2,039	18.8%
Aluminum Conversion	2,618	22.0%	2,676	23.2%	2,600	23.9%
Packaging	2,342	19.7%	2,418	21.0%	2,085	19.2%
Ferroalloys and Other Activities	308	2.6%	358	3.1%	377	3.5%
Net Sales from Industrial Operations	6,873	57.8%	7,303	63.4%	7,101	65.3%
International Trade	5,036	42.2%	4,209	36.6%	3,773	34.7%

Total Net Sales	11,909	100.0%	11,512	100.0%	10,874	100.0%

(2)	For additional information, see Notes 1 and 25 to our Consolidated Financial Statements.

The following table sets forth the Net Sales of the Group by geographic region of production for the periods indicated.

net sales by geographic region of production (1)			Year ended December 31

(millions of euros)	2002		2001		2000
			(Restated)(2)		(Restated)(2)

France	4,972	41.7%	4,719	41.0%	4,725	43.5%
Rest of Europe	1,830	15.4%	1,834	15.9%	1,576	14.5%
North America	3,546	29.8%	3,695	32.1%	3,598	33.1%
Rest of the World	1,561	13.1%	1,264	11.0%	975	9.0%
Total	11,909	100.0%	11,512	100.0%	10,874	100.0%

(1)	The breakdown of Net Sales by geographic region of sales in 2002 was as follows: 14% in France, 35% in the rest of Europe, 25% in the United States and 26% in the rest of the world.
(2)	For additional information, see Notes 1 and 25 to our Consolidated Financial Statements.
The following table sets forth the Earnings from Operations of each of the Group's segments for the period indicated.
		Year ended December 31

earnings from operations by segment(1)(millions of euros)	2002	2001	2000
		(Restated)(2)	(Restated)(2)

Primary Aluminum	276	423	509
Aluminum Conversion	16	23	78
Packaging	129	136	100
Ferroalloys and Other	3	0	0
International Trade	73	58	65
Holdings	(90)	(88)	(93)

Total	407	552	659

(1)	Earnings from Operations takes into account Net Sales, Other Operating Revenues, Cost of Goods Sold (excluding depreciation), Selling, General and Administrative Expense, Research and Development Expense and Depreciation and Amortization (excluding Goodwill Amortization).
Earnings from Operations do not take into account Goodwill Amortization, Long-lived Assets Writedown, Restructuring Expense and Other Income (Expense). These items are considered to be operating income/expenses.
(2)	For additional information, see Notes 1 and 25 to our Consolidated Financial Statements.

»Information on the Company	Item 4

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

In 1995, upon the completion of an extensive strategic internal analysis, Pechiney restructured its portfolio of activities around two core sectors - Aluminum and Packaging - and implemented a disposition program which significantly reduced its financial indebtedness. Following the sale of a controlling stake in Carbone Lorraine and Ugimag at the end of June 1995, the Group disposed of three business segments: Food Metal and Specialty North America, Beverage Glass North America and Turbine Components, in July, September and December 1995, respectively. The combined divestitures allowed the Group to reduce its indebtedness by 1.6 billion euros.

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
  in Aluminum Conversion, the expenditures related to the modernization plan for industrial facilities, especially the Ravenswood plant in the United States;
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

Tender Offer by Alcan Inc.

On July 7, 2003, Alcan Inc., a Canadian corporation (“Alcan”) announced an unsolicited bid for Pechiney’s Common Shares “A”, American Depositary Shares, Bonus Allocation Rights and “OCEANE” convertible bonds (collectively, the “Pechiney Securities”). On July 8, 2003, Pechiney’s Board of Directors decided that this unsolicited offer was uncertain and that the price proposed by Alcan was clearly inadequate, when taking into account Pechiney’s industrial, technological and intangible assets, and in no way reflected its true strategic value.

On September 11, 2003, following successive increases in the value of its bid, each of which was rejected by Pechiney’s Board of Directors, Alcan made a new revised proposal to increase the offer price to the following:

  up to €48.50 per Common Share “A”, consisting of €47.50 per Common Share “A” plus €1.00 in cash per Common Share “A” if at least 95% of Pechiney’s share capital and voting rights on a fully diluted basis are tendered into the offer (including any reopened offer pursuant to Article 5-2-3-1 of the General Rules and Regulations of the French Conseil des marchés financiers (“CMF”)) and

  €83.40 in cash per OCEANE plus €0.40 for each OCEANE tendered if at least 95% of Pechiney’s share capital and voting rights on a fully diluted basis are tendered into the offer (including any reopened offer pursuant to Article 5-2-3-1 of the General Rules and Regulations of the CMF).

On September 12, 2003, Pechiney’s Board of Directors determined that this new revised proposal constituted the best value alternative available to the holders of Pechiney Securities and determined to recommend to holders of Pechiney Securities to accept this proposal, which it viewed as being in the best interest of Pechiney’s shareholders, employees, partners and customers.

On September 29, 2003, the CMF declared Alcan’s new revised proposal acceptable (recevable) and published a declaration to that effect (avis de recevabilité). On that same day, Alcan issued a press release announcing that the European Commission had granted clearance under European merger regulations and that it had reached an agreement with the U.S. Department of Justice (the “DOJ”) and, accordingly, the statutory waiting period under the U.S. Hart-Scott Rodino Act was to expire that evening.

In connection with the receipt of clearance from the European Commission, Alcan announced that it had undertaken to divest either its 50% share in the AluNorf, Gottingen and Nachterstedt rolling mills or Pechiney’s rolling mills at Neuf-Brisach, Rugles and, if necessary, the Annecy rolling mill. Alcan’s Latchford casting operations may also be added to either the AluNorf or Neuf-Brisach packages. In addition, Alcan announced that it had agreed to undertakings for the licensing of alumina refining technology, alumina smelter cell technology and anode baking furnace designs and agreed to eliminate the overlap in Alcan’s and Pechiney’s activities in aluminum aerosol cans and aluminum cartridges. Pursuant to an agreement and a related consent decree with the DOJ, Alcan has agreed to divest Pechiney’s aluminum rolling mill located in Ravenswood, West Virginia. Pechiney was not a party to the negations between Alcan and the European Commission and Alcan and the DOJ.

On October 2, 2003, the French Commission des opérations de bourse (the “COB”) granted its approval with respect to Alcan’s offer documentation in France. On October 7, 2003, Alcan formally commenced its offer to holders of Pechiney Securities (other than American Depositary Shares) who are either located in France or located in other jurisdictions (except the United States and Canada) if, pursuant to local laws and regulations, they are permitted to participate in the offer.

On October 9, 2003, Pechiney issued a press release announcing that the Pechiney Board had made a formal recommendation (avis motivé) to the holders of Pechiney Securities to accept Alcan’s offer.

Under U.S. securities regulations, Alcan’s offer to all holders of Pechiney American Depositary Shares worldwide, as well as to any holders of other Pechiney Securities who are located in the United States or Canada, is expected to commence following issuance by the U.S. Securities and Exchange Commission of its declaration of effectiveness of the Registration Statement on Form S-4 filed by Alcan with respect to the offer.

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

With €130 million in cumulated Continuous Improvement Gains, gross of inflation, at the end of 2002, Pechiney aims to realize, in the medium term, on average € 150 million per year.

»Information on the Company	Item 4

Cumulated Continuous Improvement Gains at the end of 2002 (millions of euros)

Continuous Improvement Gains as of December 31, 2002 (millions of euros)

Gains linked to the increase in volume in Primary Aluminum (aluminum and metallurgical alumina)	1
Reduction (net of inflation) of controlled costs	75
Estimated impact of inflation on the basis of controlled costs	54

Total cumulated Continuous Improvement Gains	130

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

» Information on the Company

Business of the Pechiney Group

Simplified Organizational Chart of the Pechiney Group as of December 31, 2002 (% of capital and voting rights).

For a complete list of Pechiney's subsidiaries, see Note 23 to the Consolidated Financial Statements.

»Information on the Company	Item 4

Primary Aluminum

Primary Aluminum was comprised of two operating segments as of December 31, 2002:

  Bauxite Alumina;
  Aluminum Metal.

As announced in December 2002, the Ferroalloys division, presented at the end of Item 4. became part of the Primary Aluminum sector in February 2003.

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

The following table sets forth certain selected Primary Aluminum data.

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

In 2002, the production of alumina in the western world totaled 43.4 million metric tons, up 1.0 million metric tons from the previous year.

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

A new unit was created and teams mobilized to complete this project. After the signing of an electricity supply agreement with Eskom in March 2002, the AP50 project focuses on South Africa, where advanced negotiations are being conducted with the South African government, potential partners and local elected officials. The feasibility of other locations continued to be examined throughout 2002. On September 30, 2003, Pechiney exercised the option provided for in the agreement, thus making the agreement effective. For further information, see "Item 4. Information on the Company - Recent Developments".

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

Demand for Primary Aluminum

 Global demand for primary aluminum, which had been affected by the slowdown in the world economy in 2001, rose in response to the economic recovery in 2002. At the global level, it increased by approximately 7% to 25.5 million metric tons.

  Global performance owes much to the rise in consumption in China (+16%), backed by strong growth in industrial production;
  In Asia (excluding Japan), consumption grew rapidly;
  In Japan, aluminium consumption partially recovered from a sharp drop in 2001. Although down slightly, automobile production boosted aluminum consumption in the transport sector, while business in the construction sector further eroded in 2002;
  Europe, experienced a growth in 2002 in spite of unfavorable underlying economic circumstances. This performance can be partially explained by a shortage of recycled material on the continent, which led to an extended use of primary aluminium instead of secondary. In the transport sector, the penetration of aluminum in the automotive market continued, offsetting the drop in automobile production. Construction activities generally stagnated. Aluminum consumption in packaging showed a moderate rise;
  In the United States, the consumption of primary aluminum, which had fallen drastically in 2001, rose again in 2002. The increase in automobile production and a sustained high level of activity in the construction sector, at least in the residential segment, contributed to this upturn in aluminum consumption.

(1) Based on Pechiney’s internal estimates.

»Information on the Company	Item 4

Supply of Primary Aluminum

In 2002, primary aluminum production rose significantly (+6.6% to 26.1 million metric tons). Trends were contrasting in the different regions.

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

  In the East, production in Russia and central European countries increased moderately, whereas China’s production jumped 28% to 4.3 million metric tons, owing to the rapid startup of new smelting capacity.

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

In 2002, Aluminum Metal’s shipments made to companies outside the Group were spread among a large number of customers. More than three-quarters of such shipments are purchased by customers representing individually less than 1% of annual production volume. No single customer accounts for more than 5% of sales to third parties. Aluminum Metal will generally enter into long-term supply contracts with those customers requiring such arrangements (for a discussion of the Group’s policy with respect to forward sales and locking in of sales prices, see "Item 5. Operating and Financial Review and Prospects - General Information - Sensitivity of the Group’s Operations to Future Fluctuations in Aluminum Prices").

Shipments by Customer	2002		2001

	(thousands of metric	%	(thousands of metric	%
	tons per year)		tons per year)

Shipments to customers outside the Group	725	60	754	61
Shipments to Group companies	476	40	479	39

Total	1,201	100	1,233	100

Competition

Internationally, Aluminum Metal’s principal competitors are the main North American industrial groups such as Alcoa, Alcan and Kaiser Aluminum, as well as other major aluminum producers such as BHP Billiton, Rio Tinto, Russky Aluminiy and Sual (Russia), Dubai (UAE) and Alba (Bahrain). The Company’s principal competitors in Europe, in addition to Alcoa and Alcan, are Hydro Aluminium (which acquired VAW in 2002) and Corus.

Aluminum products also compete in many markets with steel, copper, plastic and other materials for which aluminum may substitute in downstream applications.

Aluminum Conversion

Selected Aluminum Conversion Division Data	2002	2001	2000

Consolidated Net Sales (millions of euros)	2,618	2,676	2,600
Earnings from Operations (millions of euros)	16	23	78
Assets Excluding Cash and Cash Equivalents (millions of euros)*	1,937	2,004	1,727

Number of Employees (as of December 31)	7,967	8,254	7,653

(*)	The definition of Assets is not equal to the item "Capital Employed" used by Pechiney in calculationg Return on Capital Employed.

»Information on the Company	Item 4

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

The average utilization rate of the division’s facilities in 2002 was approximately 68%.

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

»Information on the Company

Facilities(*)	Products	Markets

Issoire	Plate	Aerospace, industrial equipment
	Shates and sheets	Aerospace, tanks, dumpers, boats, high-speed ships
	Wide coils	Shipping containers, trucks, buses, trailers
	Bars and wide sections	Aerospace, transport, mechanical engineering

Ravenswood (**)	Plate	Aerospace, industrial equipment
	Sheets	Boats, high-speed ships, rail, trailers
	Wide coils	Shipping containers, trucks, buses, trailers
	Brazed products for exchangers	Heat exchangers (automotive)
	Standard rolled products	Construction, transport

Vernon (**)	Cast plate	Industrial equipment

Chicago (**)	Aluminum lithium ingots and billets	Aerospace

Montreuil-Juigné	Bars, sections, tubes, wire	Bar-machining, aerospace, mechanical
engineering, transport, sports and leisure equipment

Carquefou	Precision tubes	Automotive, aerospace, spor ts equipment

Workington (***)	Sections, bars	Aerospace, mechanical engineering, transport

Ussel	Cast parts	Aerospace, transport, energy

(*)	Société Métallurgique de Gerzat was sold on May 31, 2001, and the refined products facilities (Mercus, Froges and Goncelin) have been consolidated in the Foil and Thin Foil / Specialty Products division since September 1, 2001.
(**)	American facilities; Aluminum lithium cast products, facilities acquired in May 2002 from McCook Metals.
(***)	British facilities.

Markets

The year 2002 was marked by an unfavorable economic environment linked to the combined effect of the low phase of the aerospace cycle and the consequences of the September 11, 2001, terrorist attacks on the general economy.

After a record year in 2001, the global aerospace market slid downhill in 2002, declining by 35% from the previous year.

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

Competition

The division’s principal competitors are Alcoa and Alcan worldwide, Kaiser in the American market, and Corus in the European market.

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

After a period of growth between 1996 and 2000, 2001 and 2002 were marked by a downturn. The French market was down 5% in 2001 and recovered only 1% in 2002, for a total decline of 4%. The decrease was even greater in the transport and industry market, which dropped 10% in two years, while the construction market remained steady.

In Germany, demand declined even more: 10% in 2001 and 4% in 2002, for a total of 14%. This trend was mostly due to poor conditions in the construction market, in which demand for extrusions fell 21% in two years. At the same time, the transport and industry market was down 6% between 2000 and 2002.

Tonnage sold by Pechiney (85,600 metric tons in 2001 versus 82,000 metric tons in 2002) decreased by 4%. Between 2000 and 2002, sales volume fell 6% in France and 12% in Germany, whereas, during this period, the market declined 4% in France and 14% in Germany. Although the trend in sales was negative, the division managed to stabilize its market share, with a small erosion in France and a small growth in Germany.

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

As of December 31, 2002, Plastic Packaging operated 37 production facilities.

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

Selected International Trade Data	2002	2001	2000
		(Restated)(3)	(Restated)(3))

Net Sales (millions of euros)	5,036	4,209	3,773
Earnings from operations (millions of euros)	73	58	65
Assets Excluding Cash and Cash Equivalents (millions of euros)(1)	665	829	723

Number of employees (as of December 31)	770	808	848

Agency sales by geographic region (% of Total Division Sales)(2)
Europe	58	55	55
Asia	26	32	29
North America	8	7	8
Latin America	2	4	5
Rest of World	6	2	3

(1) The definition of Assets is not equal to the item "Capital Employed" used by Pechiney in calculating Return on Capital Employed .
(2) Including intragroup sales.
(3) For additional information, see notes 1 and 25 to our Consolidated Financial Statements.

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

  » Information on the Company

  Insurance

  The Pechiney Group’s companies are insured through centralized global packages. In 2003, the cost of these insurance policies totalled €36 million, excluding the costs of life and medical insurance for Group employees, since these types of insurance are purchased on a country-by-country basis in light of local practices.The coverage provided by these packages and the amounts of their guarantees are comparable to those of industrial groups of the same size and in the same sector throughout the world. These policies cover risks involving property and resulting operating losses, transport and liability related to operations or products. The risk of accidental pollution is also covered.

  Insurance for damage at the Group's industrial facilities and resulting economic losses is in the form of "all risks excluding" coverage. The coverage is subject to certain exclusions and standard limitations, in particular, damages resulting from natural hazards or terrorism. For general and products liability coverage (including aircraft products) the coverage limit is at least €200 million.

  The Group's insurance coverage is also subject to additional exclusions and sub-limitations, standard among comparable companies, such as damage due to gradual pollution or performance defects. These sub-limitations may vary according to geographic location.

  In order to preserve basic guarantees and adequate coverage, and at the same time to optimize the Group’s premium budget in one of the least flexible insurance markets in decades, Pechiney opted for a higher deductible for property damage and business interruptions. This deductible has been raised to € 15 million per claim as of January 1, 2003.

  Moreover, the tightening of conditions in the insurance market has caused the Group to take certain restrictions on coverage as of 2003.

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

  In June 1998, Howmet notified Pechiney that remediation work may also be necessary at its facility in Combe Fill South, New Jersey. Similar remediation work relating to operations prior to 1995 may also be necessary for other facilities.

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
      an increase in the thermal tranche price of electricity supplied as of January 1, 1999, and a re-examination of the contract to ensure compliance with Greek legislation transposing the European directive No. 96/92 relating to the deregulation of the electricity market in the European Union

  Since January 1, 1999, the price of electricity for the thermal tranche continues to be billed temporarily by DEH on the basis of the formula in the initial contract, with the difference between this price and the price asked for in the arbitration procedure representing, for the years 1999 and 2000, a total of approximately U.S.$12 million on the basis of actual consumption.

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

    Other than the foregoing, the Group has no knowledge of any claims or legal proceedings which may, beyond existing provisions, substantially affect its consolidated results of operations, financial condition or liquidity

Recent developments
    On January 17, 2003, Cebal Americas, a division of Pechiney’s Packaging sector, announced plans to build a plant in Mexico to manufacture plastic tubes for the cosmetics segment in North America. Construction of the new plant is expected to represent an investment of U.S.$10 million.
    On March 13, 2003, Corus Group plc announced that it was unable to proceed with the proposed sale of its aluminum conversion business to Pechiney.
    On March 19, 2003, Pechiney announced that management of its Auzat aluminum plant in Ariège, France had decided for safety reasons to suspend operations at the plant’s smelting workshop. The Auzat plant was subsequently shut down permanently.
    On April 9, 2003, Pechiney and SUAL announced that they had reached an agreement to enter into substantive negotiations for the joint development of a bauxite, alumina and aluminum complex in the Komi Republic, Russian Federation. It is contemplated that Pechiney will acquire an interest of up to 35-40% in the joint venture.
    In April 2003, Pechiney announced the acquisition of the cosmetics packaging assets of the Tiger Group of Indonesia. The acquisition was made through Techpack Asia, a newly-created subsidiary held as to 95% by Pechiney’s subsidiary Techpack International. Pechiney announced that Techpack Asia’s business would also include CT-Pack, which was previously held jointly by Techpack International and the Tiger Group. Initially, Teckpack Asia's revenues are expected to amount to U.S. $ 20 million per year.

    On May 27, 2003, a special meeting of the holders of Preferred Shares "B" of Pechiney approved the vote of the general shareholders’ meeting of April 3, 2003 to convert the Preferred Shares "B" into Common Shares "A". For further information, see "Item 10. Additional Information – Description of Share Capital – Capital Structure of the Company."
    On June 12, 2003, Pechiney announced the acquisition of Enocap, a Chilean capsule manufacturer, by Pechiney Capsules. Enocap achieves annual sales of almost U.S. $ 3 million.
    On July 9, 2003, Pechiney announced that it had reached an agreement with its financial partners to purchase, as of December 30, 2003, the 65% equity interest in Aluminium Dunkerque not already held by Pechiney. This agreement is the result of negotiations undertaken during the first half of 2003 with the financial partners with a view to anticipating the exercise of put options that were granted to them in June 1990. In this transaction, all of the shares transferred to Pechiney, together with all subordinated debt (titres subordonnés participants), for consideration of approximately €250 million. The consolidation of Aluminium Dunkerque will also lead to Pechiney consolidating additional debt that is estimated to amount to approximately €135 million at year end 2003. For further information, see "Item 5. Operating and Financial Review and Prospects –Liquidity and Capital Resources – Contingencies – Option on an Affiliate."
    On August 22, 2003, Pechiney Plastic Packaging Inc. acquired Novacel, a Mexican custom flexible packaging company, from Grupo Arteva, S. de R.L. de C.V. and Grupo Bimbo, S.A. de C.V. for U.S.$90 million. Novacel manufactures a variety of flexible packaging products, primarily for the food market.

  » Information on the Company
    On August 26, 2003, Pechiney announced that Baotou Aluminium Co. and Aluminium Pechiney had reached an agreement for the construction of a new production unit for high purity aluminum in Baotou, Inner Mongolia. Aluminium Pechiney and Baotou Aluminium Co. are expected to own 51% and 49% of the joint venture, respectively. Pechiney’s total investment in this project is estimated to amount to U.S.$13 million.
    On July 7, 2003, Alcan announced an unsolicited bid for the Pechiney Securities. For further information, see "Item 4. Information on the Company – Overview of the Pechiney Group." Following successive increases in the value of Alcan’s bid, Pechiney announced on October 9, 2003 that its board of directors had formally recommended to the holders of Pechiney Securities that they accept the revised bid. Pechiney has made a provision in its September 30, 2003 Financial Statements (which have not, as yet, been reviewed by Pechiney's auditors) in the amount of €33 million for the estimated fees to be paid to its financial and legal advisors in respect of their services relating to the Alcan tender offer.
    On October 2, 2003 Pechiney announced that it had entered the FTSE4GOOD Europe and Global indices, which were created by the FTSE group in July 2001 and specialize in sustainable development. The criteria for inclusion in these indices focus on working towards environmental sustainability, developing positive relations with stakeholders and upholding and supporting human rights.
    The Coega Aluminum Smelter project for the construction of an aluminum smelter in South Africa using AP50 Technology has made significant progress. For further information on this project, see "Item 4. Information on the Company-Business of the Pechiney Group-Primary Aluminum-Aluminum Metal". Based on the decisions in principle taken by several partners to make equity investments in the project, subject to certain conditions, in addition to the 49% which is to be held by Pechiney, these commitments currently cover more than 90% of the project's equity financing. Moreover, on September 30, 2003, Pechiney gave notice of its decision to continue with the project, which resulted in the electricity supply agreement with the Eskom group becoming effective. This agreement may be terminated during the next 12 months, subject to a break up fee of U.S. $5 million per month. In addition, this notification triggers an obligation for Pechiney to pay, in October 2003, an installment of ZAR 100 million (equal, for information purposes, to approximately €12.29 million on the basis of the exchange rate at September 30, 2003) in respect of connection fees, and a requirement that it confirms its undertaking to reimburse, if applicable, up to ZAR 133 million (equal, for information purposes, to approximately €16.34 million on the basis of the exchange rate at September 30, 2003) which is the maximum amount payable to Eskom as compensation for infrastructure costs not recoverable if the project is terminated. Pechiney has thus been actively continuing the preparation of the Coega Aluminum Smelter project. If a different approach were to be adopted in the future, any decision not to continue the project, made between the date hereof and September 30, 2004, would require that the following be charged to income: the costs capitalized on Pechiney's balance sheet (equal to €45 million at September 30, 2003), as increased by additional assets and commitments to be incurred in the future (in particular the connection fee of up to ZAR 100 million, the break-up fee, the portion actually incurred of the compensation amount of up to ZAR 133 million discussed above, and the cost of winding down the project).

    On October 22, 2003, the Queensland Government in Australia, without prior consultation, requested a Pechiney subsidiary in Australia to surrender mining rights, which site has not to date been exploited by Pechiney. The government has given Pechiney until October 24, 2003, to make such surrender. Pechiney is considering its position in respect of such request.
    The performance of a business contract by a Pechiney subsidiary in the Aluminum Lithium activity could require industrial investments that currently may generate a loss, the aggregate total of which is estimated to amount, in such a scenerio, to approximately U.S.$10 million.
    The non-renewal of a multi-year contract, in one of the units in the Packaging sector is expected to have a negative impact on 2004 revenues of approximately U.S.$30 million assuming that the loss of the contract, is not offset by new business. On the same assumption, it may also become necessary to carry out industrial restructuring measures.
    With respect to the valuation of Pechiney’s assets, tax loss carry-forwards and goodwill, Pechiney’s multi-year business plans which form the basis for the annual depreciation analysis, (unless any new developments come to light during the course of the year) will be presented and analyzed in the last two months of 2003. However, the deteriorating financial outlook in certain businesses will lead Pechiney to incur write-downs of tangible assets in its September 30, 2003 financial statements in the amount of €6 million in the Primary Aluminum sector, €8 million in the Aluminum Conversion sector and €22 million in the Packaging sector. For the same reasons, an earlier than anticipated review of the outlook for certain of the activities of the Techpack business unit (Packaging sector) and Foil and Strip/Specialties business unit (Aluminum Conversion sector) is ongoing and might lead, if such deteriorating financial outlook was confirmed to exceptional write downs in the September 30, 2003 financial statements.
    In January 2003, Pechiney began consultations with employee representatives regarding three new industrial restructuring plans, including the potential termination of approximately 600 employee positions at the following plants: the Aluminium Pechiney plants at Auzat and Sabart in Ariège, France; the Casting Alloys headquarters; the Pechiney Softal extrusions plant at Aubagne in Bouches-du-Rhône, France; and the Lir-France cosmetics packaging plants at Avallon in Yonne, France and at Provins in Seine-et-Marne, France. See "Item 5. Directors, Senior Management and Employees – Employees – Labor Policy." Following this consultation process, implementation of the restructuring plans has been underway from April through October 2003, and production has been terminated or transferred to other plants. The related employment terminations have been ongoing since April 2003 and are expected to be completed in early 2004, at the end of the relevant notice and outplacement periods. In addition, a further 70 employment terminations (expected to be carried out between July 2003 and June 2004) have been scheduled in the Pechiney Aviatube hard alloy extrusion plant in Carquefou, France, and approximately 50 proposed employment terminations in the Cebal aerosol can plant in Bellegarde, France have been submitted to employee representatives for consultation.

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

  Net Sales (Restated)

Contributions to the Group’s Net Sales by segment after elimination of intragroup sales for the years ended December 31, 2002 and 2001, and the percentage change between the periods were as follows.

Year Ended December 31 (millions of euros)	2002	2001	Percentage Change

Primary Aluminum	1,605	1,851	-13.3%
Aluminum Conversion	2,618	2,676	-2.2%
Packaging	2,342	2,418	-3.1%
Ferroalloys and other	308	358	-14.0%
Net Sales from Industrial Activities	6,873	7,303	-5.9%
International trade (Restated)	5,036	4,209	19.6%

Total Net sales (Restated)	11,909	11,512	3.4%

The Group’s consolidated Net Sales increased by 3.4% to € 11,909 million in 2002, compared with € 11,512 million in 2001.

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

Year Ended December 31 (millions of euros)	2002	2001	Percentage Change

Aerospace, Transport, Industry	973	1,013	-3.9%
Cans, Automotive, Standard Rolled products	721	734	-1.8%
Foil and Strip / Specialties	415	354	17.2%
Extrusions, Casting Alloys, Automotive	509	575	-11.5%
Transformation	2,618	2,676	-2.2%

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

  International Trade (Restated)

  In 2002, Net Sales from International Trade activities totaled € 5,036 million, compared with € 4,209 million in 2001, representing an increase of 20%. The increase was related principally to a major increase in sales volume linked to the development of copper activities in Europe and the integration of the Euromin contracts that Pechiney acquired in February 2002. These factors was partially diminished by a negative parity impact, mainly due to the depreciation of the U.S. dollar, and by a decline in selling prices, especially in alumina.

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

  International Trade’s marketing activities, when conducted on a pure agency basis, are not reflected in Net Sales but reported under Other operating revenues as described in Note 1 to our consolidated financial statements.

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

  Earnings from Operations (Restated)

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

Year Ended December 31 (millions of euros)	2002	2001	Percentage Change

Primary Aluminium	276	423	-34.8%
Aluminium Conversion	16	23	-30.4%
Packaging	129	136	-5.1%
Ferroalloys and Other	3	0	-
International Trade (Restated)	73	58	25.9%
Holdings	(90)	(88)	2.3%

Total (Restated)	407	552	-26.3%

  In 2002, the Group’s Earnings from Operations totaled € 407 million, compared with € 552 million in 2001, representing a decrease of € 145 million or 26.3%.

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

  Pechiney does not report Other Operating Revenues, Cost of Goods Sold (excluding depreciation), Selling, General and Administrative Expense, Research and Development Expense or Depreciation and Amortization (excluding Goodwill Amortization) by segment. For the Group as a whole, Other Operating Revenues decreased by 7% to income of € 144 million in 2002, compared with € 155 million in 2001; Cost of Goods Sold (excluding depreciation) increased by 5.4% to an expense of € 10,611 million in 2002, compared with an expense of € 10,070 million in 2001; Selling, General and Administrative Expense decreased to € 610 million in 2002, compared with € 620 million in 2001; Research and Development Expense decreased by 7.2% to an expense of € 90 million in 2002, compared with an expense of € 97 million in 2001; and Depreciation and Amortization (excluding Goodwill Amortization) increased by 2.1% to an expense of € 335 million in 2002, compared with an expense of € 328 million in 2001 (see "the Consolidated Statement of Income").

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

  International Trade (Restated)

  International Trade reported strong growth in Earnings from Operations to € 73 million in 2002 from € 58 million in 2001.

  The increase reflected principally a significant rise in sales volume in trading of copper and aluminum, in particular in Europe, and of concentrate, linked to the integration of the contracts acquired from Euromin in February 2002.

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

  »Operating and Financial Review and Prospects

  Other Statement of Income Items

  Income from Operations (Restated)

Income from Operations takes into account Earnings from Operations, Goodwill Amortization, Restructuring Expense and Long-lived Assets	Writedown, and Other Income (Expense). The following table presents these items for the years ended December 31, 2002 and 2001.

Year Ended December 31 (millions of euros)	2002	2001
	(Restated)	(Restated)

Earnings from Operations	407	552
Restructuring Expense and Long-lived Assets Writedown	(145)	(75)
Other Income (Expense)	(103)	10

Income from Operations	159	487

  The € 328 million decrease in Income from Operations was the result of the € 145 million decline in Earnings from Operations, and of the trend in other income items discussed below.

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

  Other Income (Expense) fell from net income of € 10 million in 2001 to a net expense of € 103 million in 2002. This negative change of € 113 million was mainly the result of the depreciation of securities and receivables of entities linked to the brokerage business sold in 2000, in large measure owing to the settlement of a legal dispute related to this activity, and due to the cost of the premium of an individual insurance policy relating to the environmental remediation costs linked to the past operation of a mine in the United States. This negative change was reduced by income from the positive settlement of a legal dispute concerning violation of a patent registered by the Group. The net income reported in 2001 came from the reversal of provisions following the definitive settlement of the Viskase litigation.

  Income before Income Taxes (Restated)

Income before Income Taxes totaled € 110 million in 2002, compared with € 419 million in 2001. The decrease of € 309 million mainly reflected the € 328 million decline in Income from Operations.

  Net financial expense totaled € 49 million in 2002, compared with € 68 million in 2001. This trend was due to the reduction in the average cost of the Group’s financing (3.8% in 2002, compared with 5.7% in 2001), linked to the decline in interest rates on euro- and U.S. dollar-denominated debt between 2001 and 2002.

»Operating and Financial Review and Prospects	Item 5

  Income from Consolidated Companies (Restated)

  Income from Consolidated Companies totaled € 71 million in 2002, compared with € 289 million in 2001. This € 218 million decrease was due to the € 309 million decline in Income before Income Taxes, offset in the amount of € 91 million by the change in Income Tax, which went from a tax expense of € 130 million in 2001 to a tax expense of € 39 million in 2002.

The change in Income Tax was primarily the result of the decrease in Income before Income Taxes in 2002.

  Net Income excluding Goodwill Amortization (Restated)

  In 2002, Net Income excluding Goodwill Amortization totaled € 74 million, compared with € 285 million in 2001. This € 211 million decrease was due to the € 218 million decline in Income from Consolidated Companies and to the € 21 million decline in the Net Earnings of Equity Affiliates, offset in the amount of € 28 million by the reduction of minority interests in consolidated net income.

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

  Net Income (Loss) (Restated)

  In 2002, the Group reported a Net Loss of € 55 million, compared with Net Income of € 234 million in 2001. The € 289 million decrease was due to the € 211 million decline in Net Income excluding Goodwill Amortization and to the € 78 million increase in goodwill amortization.

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

Year Ended December 31 (millions of euros)	2001	2000	Percentage Change

Primary Aluminum	1,851	2,039	-9.2%
Aluminum Conversion	2,676	2,600	2.9%
Packaging	2,418	2,085	16.0%
Ferroalloys and Other	358	377	-5.0%

Net Sales from Industrial Activities	7,303	7,101	2.8%
International Trade (Restated)	4,209	3,773	11.6%

Total Net Sales (Restated)	11,512	10,874	5.9%

The Group’s consolidated Net Sales increased by 5.9% to € 11,512 million in 2001, compared with € 10,874 million in 2000. This growth was mainly	linked to the consolidation in 2001 of the companies acquired in 2000 and 2001.

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

  International Trade (Restated)

  In 2001, Net Sales from International Trade activities totaled € 4,209 million, compared with € 3,773 million in 2000, representing an increase of 11.6%. The increase was related to the appreciation of the U.S. dollar and to increased operating volume, particularly in alumina and aluminum trading activities, where an increase in volume more than offset a decline in prices.

  Earnings from Operations (Restated)

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

Year Ended December 31 (millions of euros)	2001	2000	Percentage Change

Primary Aluminum	423	509	-16.9%
Aluminum Conversion	23	78	-70.5%
Packaging	136	100	36.0%
Ferroalloys and Other	0	0	-
International Trade (Restated)	58	65	-10.8%
Holdings	(88)	(93)	-5.4%

Total (Restated)	552	659	-16.2%

  » Operating and Financial Review and Prospects

  In 2001, the Group’s Earnings from Operations totaled € 552 million, compared with € 659 million in 2000, representing a decrease of € 107 million. A decrease in sales volume, which mainly affected primary aluminum and aluminum conversion activities, higher raw materials and energy costs and a rise in the average price of aluminum and the level of geographic and form premiums had a negative effect on the Group’s results.

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

  Pechiney does not report Other Operating Revenues, Cost of Goods Sold (excluding depreciation), Selling, General and Administrative Expense,

  Research and Development Expense or Depreciation and Amortization (excluding Goodwill Amortization) by segment. For the Group as a whole, Other Operating Revenues increased by 1.3% to income of € 155 million in 2001, compared with € 153 million in 2000; Cost of Goods Sold (excluding depreciation) increased by 7% to an expense of € 10,070 million in 2001, compared with an expense of € 9,411 million in 2000; Selling, General and Administrative Expense increased to € 620 million in 2001, compared with € 564 million in 2000; Research and Development Expense increased by 7.8% to an expense of € 97 million in 2001, compared with an expense of € 90 million in 2000; and Depreciation and Amortization (excluding Goodwill Amortization) increased by 8.3% to an expense of € 328 million in 2001, compared with an expense of € 303 million in 2000 (see "the Consolidated Statement of Income").

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

  » Operating and Financial Review and Prospects

  International Trade (Restated)

  International Trade reported a decrease in Earnings from Operations to € 58 million in 2001 from € 65 million in 2000.

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

»Operating and Financial Review and Prospects	Item 5

  Other Statement of Income Items

   Income from Operations (Restated)

Income from Operations takes into account Earnings from Operations, Goodwill Amortization, Restructuring Expense and Long-lived Assets	Writedown, and Other Income (Expense). The following table presents these items for the years ended December 31, 2001 and 2000.

Year Ended December 31 (millions of euros)	2001	2000
	(Restated)	(Restated)

Earnings from Operations	552	659
Restructuring Expense and Long- lived Assets Writedown	(75)	(29)
Other Income (Expense)	10	(8)
Income from Operations	487	622

  The € 135 million decrease in Income from Operations was the result of the decline in Earnings from Operations, in the amount of € 107 million, and of the trend in other income items commented below.

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

  Other Income (Expense) went from a net expense of € 8 million in 2000 to net income of € 10 million in 2001. This positive change of € 18 million was mainly the result of a reversal of provisions in the amount of € 48 million following the definitive settlement of the Viskase litigation.

  Income before Income Taxes (Restated)

Income before Income Taxes totaled € 419 million in 2001, compared with € 554 million in 2000. The decrease of € 135 million reflected the € 135 million decline in Income from Operations.

  Net financial expense totaled € 68 million in both 2001 and 2000. The reduction in the average cost of the Group’s financing (5.7% in 2001, compared with 6.5% in 2000) linked to the decline in interest rates on euro and U.S. dollar-denominated debt offset the rise in the Group’s average indebtedness between 2000 and 2001.

  Income from Consolidated Companies (Restated)

  Income from Consolidated Companies totaled € 289 million in 2001, compared with € 382 million in 2000. This € 93 million decrease was due to the € 135 million decline in Income before Income Taxes, offset in the amount of € 42 million by the change in Income Tax, which went from a tax expense of € 172 million in 2000 to a tax expense of € 130 million in 2001.

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

  Net Income (Restated)

  Net Income in 2001 totaled € 234 million, compared with € 318 million in 2000.

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

(millions of euros)	2002	2001	2000
		(Restated)	(Restated)

Net cash provided by operating activities	629	588	396

- Investments	(580)	(947)	(546)
- Divestitures	43	30	496
Net cash used in investing activities	(537)	(917)	(50)

Net cash (used in) provided by financing activities	(104)	(354)	(361)

Net effect of foreign currency transaction on cash	14	(43)	(10)

Net increase (decrease) in cash and cash equivalents	2	(18)	(5)

  Cash Flows from Operating Activities (Restated)

  Net cash provided by operating activities increased by € 41 million in 2002 to € 629 million, compared with € 588 million in 2001 and € 396 million in 2000.

  The increase in net cash provided by operating activities in 2002 compared with 2001 was mainly due to a € 134 million improvement in the change in working capital requirements, for € 83 million in trade payables and to a lesser extent in trade receivables and inventories.

  The increase in net cash provided by operating activities in 2001 compared with 2000 was mainly due to the following factors:

    a decline in cash from operations, which decreased by € 30 million to € 751 million in 2001 from € 781 million in 2000, reflecting the trend in the Group’s operating results;
    change in working capital requirements, which improved by € 247 million in 2001 versus 2000;
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

  Indebtedness (Restated)

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

  As of December 31, 2002, the Group’s bank overdrafts totaled € 390 million (€ 912 million as of December 31, 2001, and € 594 million as of December 31, 2000) and the current portion of long-term debt totaled an additional € 39 million (€ 37 million as of December 31, 2001, and € 31 million as of December 31, 2000). As of December 31, 2002, the Group had a total of € 436 million in cash and marketable securities (€ 445 million as of December 31, 2001, and € 463 million as of December 31, 2000) and € 821 million in non-utilized committed medium-term and long-term lines of credit (€ 967 million as of December 31, 2001, and € 860 million as of December 31, 2000). These short-term investments and non-utilized committed lines of credit covered 293% of Pechiney’s total short-term financial debt (bank overdrafts, short-term borrowings and current portion of long-term debt) in 2002, 148% in 2001 and 208% in 2000.

  The Group’s net financial debt totaled € 1,437 million as of December 31, 2002, compared with € 1,473 million as of December 31, 2001, and € 869 million as of December 31, 2000.

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

  The increase in 2001 principally reflected the following factor:

    In 2001, the Group generated a need for net cash (before changes in indebtedness) of € 522 million, representing € 588 million in net cash provided by operating activities minus € 917 million in net cash used in investing activities, € 134 million in cash dividends paid and € 59 million in share buyback and other changes in capital.

  The decrease in 2000 principally reflected the following factor:

    In 2000, the Group generated excess net cash (before changes in indebtedness) of € 274 million, representing the sum of € 396 million in net cash provided by operating activities and € 50 million in net cash used in investing activities, minus € 72 million in cash dividends paid.

  With total shareholders’ equity and minority interests of € 3,163 million, € 3,569 million and € 3,446 million (French GAAP) at the end of 2002, 2001 and 2000, respectively (€ 3,058 million, € 3,411 million and € 3,349 million respectively in U.S. GAAP), the Group’s net financial debt to equity and minority interests ratio was 0.45, 0.41 and 0.25 (French GAAP) at the end of 2002, 2001 and 2000, respectively (0.47, 0.43 and 0.26 respectively in U.S. GAAP).

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

  In the event that this put option is exercised in full, the Group could become the majority shareholder of Aluminium Dunkerque as early as the first year of exercise. As a result, the Group would be required to consolidate Aluminium Dunkerque, including all of its project financing indebtedness then outstanding (which could represent up to 20% of the original amount, or approximately U.S.$135 million). The exercise price of the put option is the fair market value of the shares as determined each year during the exercise period by independent experts. On July 9, 2003, Pechiney announced that it had reached an agreement with its financial partners to purchase, as of December 30, 2003, the 65% equity interest for a price of approximately € 250 million, for further information, see "Item 4. Information on the Company - Recent Developments".

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

  Bauxilum Project

  In April 2001, Aluminium Pechiney SPV, a wholly-owned Group subsidiary, entered into a technical, commercial, financial and management support agreement ("Investment and Liquidation Agreement") with CVG Bauxilum ("Bauxilum"), a subsidiary of the Venezuelan state holding company Corporacion Venezolana de Guyana (see "Acquisitions"). The purpose of this agreement is to modernize Bauxilum’s bauxite and alumina production facility so as to increase in a lasting manner its annual alumina production from 1.7 million to 2 million metric tons and to ensure compliance of the installations in environmental matters. Within the framework of this agreement, the Group will provide equipment, technology, technical assistance and other services to Bauxilum for a total value of approximately U.S.$228 million which shall be financed, on the one hand by two loans of a maximum amount of U.S.$110 million granted by a banking syndicate to Aluminium Pechiney SPV, and for the remainder, by the Group. Reimbursements of the loan amounts shall be carried out through the sales of alumina which shall be taken off by the Group. In light of the project’s structure, the credit risk incurred by the Group should not exceed an estimated U.S.$120 million. Within the framework of this project, it is provided that the Group will deliver several guarantees, in particular as to performance and that it will subcontract, under its responsibility, a part of the project. This project also calls for a feasibility study of the expansion of the facility so as to allow the increase of annual alumina production from 2 million to 3 million metric tons. As of December 31, 2002, the conditions precedent to the closing of the transaction contemplated by the Investment and Liquidation Agreement were satisfied, and the amounts determined in the agreement have been made available to Aluminium Pechiney SPV. As of December 31, 2002, the expenses incurred by the Group within the framework of the Bauxilum project amounted to € 17 million, and drawdowns on the loans granted by the banking syndicate totaled € 14 million.

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

    The demand for primary aluminum grew significantly in 2002, rising 6 % to 25.5 million metric tons, mainly owing to increased consumption in Asia (excluding Japan). Production rose even more, by 6.9 % to 26.1 million metric tons, a fact which explains the persistence of a surplus in the world aluminum market. This marked increase in the supply of aluminum can be attributed to the sharp rise in Chinese production, linked to the startup of new smelting capacity at a rapid rate. The increase in inventories resulting from this imbalance between supply and demand explains the decrease in the price of aluminum on the LME – the year's average stood at U.S.$ 1,356 per metric ton, down 6.1 % from 2001 and 12.9 % from 2000.

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

  Finally, in Europe as well as in the United States, the low end of the aerospace cycle was compounded by the consequences on the air transport industry of the terrorist attacks of September 11, 2001. Demand in this market dropped significantly compared with 2001. Nevertheless, in Europe, shipments seemed to pick up at the end of the fourth quarter.

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

  Since 1995, the Group has implemented a policy to reduce its exposure to fluctuations in the market price of aluminum. This policy consists of:

    not entering into long-term and medium forward sales contracts except on a limited basis where special circumstances warrant such treatment (e.g., project financing);
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

Name (age)	Principal Occupation or Employment	Initially Appointed	Number of Common Shares "A" held (3) (4)

Jean-Pierre Rodier (56)	Chairman and Chief Executive Officer, Pechiney	1994	(5)2,038

François Ailleret (66)	President, AFNOR and Honorary Chief Executive	1996	210
	Officer, Electricité de France

Etienne Davignon (71)	President, Compagnie des Wagons-Lits et de Sibeka,	1996	205
	and Vice President, Société Générale de Belgique

Jean-François Dehecq (63)	Chairman and Chief Executive Officer,	1994	410
	Sanofi-Synthélabo

Germaine Gibara (59)	President, AVVIO Management Inc.	2002	250

Jean-Paul Jacamon (56)	Independent Consultant, and non-executive	2002	250
	director, AMEC plc.

Yves Mansion (52)	Chairman and Chief Executive Officer,	1994	1,250
	Société Foncière Lyonnaise

Baudouin Prot (52)	Director and Deputy Chief Executive	1994	551
	Officer, BNP Paribas

H. Onno Ruding (64)	Vice Chairman and director, Citibank	1996	207
Members elected by Employees(2):
Gérard Bouvier (56)	Production technician at the Pechiney	2002	(5)708
	Rhenalu factory in Cran-Gevrier (Annecy)

Antoine Nordberg (53)	Operations director of Pechiney Trading Company	2002	(5)209

Tony Zanello (43)	Product development assistant at the Pechiney	2002	(5)200
	Electrométallurgie factory in Château Feuillet

(1)	Mrs. Anne Lauvergeon, whose appointment to the Board was renewed by the shareholders on March 28, 2002, resigned as a director of Pechiney on December 16, 2002.
(2)	These directors took up their posts on July 24, 2002, the date of the first meeting of the Board of Directors held after the announcement of the results of their election (Article 15(A) 2 of Pechiney’s by-laws).
(3)	As at December 31, 2002. Pursuant to Article 16 of the by-laws, each director must own at least 200 Common Shares "A" for the duration of his term of office.
(4)	The beneficial shareholdings of each member of the Board of Directors (including any outstanding options to purchase Shares) represent less than 1% of Pechiney’s Common Shares "A".
(5)	Common Shares "A" held either directly or through the Group’s employee mutual investment fund (FCPE).

»Directors, Senior Management and Employees	Item 6

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

Name (Age)	Responsibility	Member of Executive Committee Since

Jean-Pierre Rodier (56)	Chairman and Chief Executive Officer(2)	1994

Christel Bories (39)	Packaging Sector (Food, Healthcare and Beauty).	1998
	Also supervises Procurements

Gilles-Pierre Lévy (56)	Human Resources	1995

Olivier Mallet (47)	Chief Financial Officer.	2001
	Also supervises International Trade(3)

Jean-Dominique Senard (50)	Primary Aluminum Sector (Bauxite-Alumina, Aluminium Metal, Ferroalloys).	1996
	Also supervises Energy, Environment and Industrial Safety and Information Systems

Pierre Vareille (46) (1)	Heads the Aerospace, Transport and Industry Division	2002
	and from July 1, 2003, the Aluminium Conversion Sector(2)

Philippe Varin (49)	Previously Head of Aluminum Sector (Primary Aluminum,	1999
	Aluminium Conversion and International Trade)(4).
	Currently advisor to the Chief Executive Officer.

(1)	Since December 13, 2002.
(2)	Jean-Pierre Rodier temporarily headed the Aluminium Conversion Sector from February 1, 2003 until June 30, 2003.
(3)	Since February 1, 2003.
(4)	Until January 31, 2003.

-Directors, Senior Management and Employees	Item 6

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

  In addition, the Board’s internal rules provide that the Board must be consulted prior to certain transactions (acquisition or divestitures for an amount equal to, or higher than, € 100 million, loan for an amount equal to, or higher than,€ 300 million, except if through an issuance of debt instruments). It also mandates the consultation of the Board prior to any significant transaction that would diverge from the Company’s activity orientations determined by the Board of Directors.

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

  In March 2002, the Board of Directors resolved to set individual compensation for attendance at meetings of the Board at a maximum of € 22,000 (determined as described below). This amount is increased to a maximum of € 27,000 for directors who are also members of the Audit Committee or of the Nomination and Compensation Committee. The directors who chair the Audit Committee or the Nomination and Compensation Committee are each entitled to a maximum of € 32,000 for attendance. There is no additional compensation for members of the Strategy and Development Committee.

  At December 31, 2002, directors eligible for compensation for attendance at meetings of the Board set at € 22,000 were Messrs. Aillerat, Jacamon, Nordberg and Zanello and Mrs. Gibara.

  At December 31, 2002, members of the Audit Comittee or of the Nomination and Compensation Comittee were Messrs. Manson, Ruding and Davignon.

  Mr Prot is chairman of the Audit Comittee and Mr. Dehecq is chairman of the Nomination and Compensation Comittee.

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

  In accordance with these provisions, the various directors received the specific compensation amounts set forth in the table below.

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

  Compensation of the Chairman and Chief Executive Officer

  The Chairman and Chief Executive Officer generally receives a fixed base salary plus a variable amount of compensation which, for 2002, could not represent more than 60% of the base salary. This amount is composed of two parts:

    an individual part, dependent on the attainment of yearly goals;
    a collective part, dependent on the attainment of Group targets with respect to the budget, measured in terms of earnings from operations corrected for the impact of variations in the exchange rate of the dollar and in the price of aluminum.

  Each of these parts represents a maximum of 30% of the fixed base salary. The variable compensation for a fiscal year is determined at the end of each fiscal year by the Board of Directors acting on the recommendation of the Nomination and Compensation Committee. The gross base salary of the Chairman and Chief Executive Officer was fixed during the fiscal year 2002 at € 690,000; the amount of variable compensation received by the Chairman in 2002 for the fiscal year 2001 totaled € 207,000. Moreover, the amount of directors’ fees received in 2002 by the Chairman with respect to his attendance at meetings of the Board of Directors totaled €22,000. The amount of directors’ attendance fees received by him is identical to the amount received by the other directors who are not members of a specialized committee of the Board, with respect to both the fixed portion thereof and the portion related to the number of meetings actually attended. The total amount of all other benefits received by the Chairman of the Board of Directors during the course of fiscal year 2002 totaled € 4,391.

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

  Executive Officers

  Each member of the executive committee receives a fixed base salary plus variable compensation, which, for 2002, could not represent more than 60% of base salary. Variable compensation is composed of two elements: a maximum of 50% of the bonus is paid when financial indicators at the end of the year satisfy the Group’s objective set by the executive committee at the beginning of the year; the other 50% is calculated on the basis of an individual’s success in achieving personal objectives.

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

  32,216 new Common Shares "A" were issued through the exercise of options during 2002. In 2002, a total of € 999,340.32 was received by the Company as payment for these new Shares, of which € 491,294 represented an increase in capital and € 508,046.32 represented an issuance premium. In accordance with the provisions of Article L. 225-178 of the French Commercial Code, the Board of Directors, on January 29, 2003, at its first meeting following the end of the fiscal year 2002, took notice of the amount and par value of the Shares issued in 2002 and made the necessary modifications to the by-laws of the Company relating to the amount of share capital and the number of Shares representing such capital. The Board of Directors noted that, during the fiscal year 2002, the share capital of the Company was increased by € 491,294, from € 1,257,842,371.75 to € 1,258,333,665.75. On December 31, 2002, the share capital was represented by a total of 82,513,683 Shares (of which 81,422,639 Common Shares "A" and 1,091,044 Preferred Shares "B") with a par value of € 15.25 each.

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

employees by geographic region as of December 31(1)	2002	2001	2000
		(Restated)	(Restated)

France	16,898	17,198	16,150
Rest of Europe	6,613	6,745	5,441
North America	6,679	7,965	7,412
Asia/Pacific	1,064	1,035	934
Rest of World	2,746	1,577	1,360

Total	34,000	34,520	31,297

  (1) Not adjusted to reflect changes in the Group’s structure.

employees by business segment as of December 31(1)	2002	2001	2000
		(Restated)	(Restated)

Primary Aluminium	6,495	6,151	5,877
Aluminium Conversion	7,967	8,254	7,653

Packaging	16,154	16,494	14,142

Feroalloys and Other Activities	2,153	2,427	2,433
International Trade	770	808	848
Holdings	461	386	344

Total	34,000	34,520	31,297

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

    Pechiney Softal in Aubagne (Bouches du Rhône);
    Lir-France, a subsidiary of Techpack International, in Avallon (Yonne) and Provins (Seine et Marne).

  Implementation of the restructuring plans has been underway from April through October 2003, and production has been terminated or transferred to other plants. The related employment terminations have been ongoing since April 2003 and are expected to be completed in early 2004, at the end of the relevant notice and outplacement period. For further information, see "Item 4. Information on the Company - Recent Developments."

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

  Employee participation in Action 2 is generally accompanied by financial incentive in the form of a cash contribution from the employer, which is added to the personal investment made by the employee. In 2000, this employer contribution amounted to 35% of the employees’ personal investment up to € 1,219.60, and 20% if the employee’s investment was between € 1,219.61 and € 4,573.47. The amount of the employer contribution is capped at € 1,097.63 per employee per year.

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

  In total, 855,277 new Common Shares "A" were issued, of which 736,325 Common Shares "A" were issued under the leveraged investment formula and 118,952 Common Shares "A" under the traditional investment formula. These new Shares were issued at a price per Share of € 45.65 (i.e., an issuance premium of € 30.40 per Share purchased). These Shares were subscribed either directly or through the intermediary of the Group’s mutual investment funds (FCPE Actions Pechiney, FCPE Levier Actions Pechiney, FCPE Pechiney Classic, FCPE Pechiney Leverage and FCPE Pechiney Leverage Italia).

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

  In addition, Pechiney has cash pooling arrangements with a number of its subsidiaries.

  At December 31, 2002, the Company had no outstanding loans to directors, executive officers or significant shareholders.

»Financial Information	Item 8

  Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements" for a list of the financial statements filed with this document. Total export sales (outside of France) for the Group for the year ended	December 31, 2002 amounted to € 6.9 billion, which represented approximately 58.3% of total Group sales. See "Item 4. Information on the Company - Selected Consolidated Financial Data."

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

»The Offer and Listing	Item 9

  Price History of the Shares

  Common Shares "A"

  The following tables set forth, for the periods indicated, certain trading data for Pechiney’s Common Shares "A" on Euronext Paris:

(in euros)	2002	2001	2000	1999	1998

High	63.80	68.65	81.00	71.00	47.09
Low	24.50	30.04	37.90	26.70	23.23
Year end	34.82	57.90	48.69	70.95	27.82
Average value of daily trading
(in thousands of euros)	22,081	19,011	15,437	12,743	8,740

Year	Quarter ended	High (in euros)	Low (in euros)

2001	March 30	48.94	46.65
	June 29	68.65	45.22
	September 28	63.40	30.04
	December 31	59.40	40.35

2002	March 29	63.80	57.05
	June 28	61.85	45.20
	September 30	48.93	26.90
	December 31	39.60	24.50

  »The Offer and Listing

	Month	Monthly Volume of Shares	Average Daily Volume of Shares	Average Value of Daily Volume (in thousands of euros)	High (in euros)	Low (in euros)

2001	July	7,341,640	333,711	19,368	63.40	51.55
	August	4,633,242	201,445	11,279	61.70	53.00
	September	6,300,677	315,034	14,056	56.35	30.04
	October	6,971,097	303,091	14,068	51.45	40.35
	November	6,797,203	308,964	16,377	56.70	47.41
	December	5,515,999	306,444	17,070	59.40	52.60

2002	January	6,012,852	273,311	16,458	63.25	57.05
	February	14,662,373	733,119	43,580	63.80	57.20
	March	7,574,272	378,714	22,666	61.95	58.10
	April	15,532,589	739,647	42,260	61.85	53.65
	May	12,289,277	558,604	32,014	60.20	54.00
	June	8,669,944	433,497	21,991	57.90	45.20
	July	11,429,012	496,914	21,699	48.93	36.60
	August	10,236,656	465,303	17,537	42.00	34.00
	September	7,210,102	343,338	11,269	37.31	26.90
	October	9,842,303	427,926	12,617	33.95	24.50
	November	8,718,254	415,155	13,722	39.60	28.76
	December	6,040,148	302,007	10,609	39.50	30.50

2003	January	9,349,464	424,976	12,429	34.30	24.66
	February	9,588,791	479,440	11,863	27.30	21.02
	March	7,541,740	359,130	8,392	26.66	20.37
	April	10,460,760	523,038	12,671	26.25	22.10
	May	12,144,964	578,332	14,122	27.09	22.60
	June	12,954,758	616,893	17,953	32.21	24.26
	July	45,565,845	1,981,124	83,164	45.51	30.01
	August	8,550,209	407,153	18,611	46.30	45.03
	September	35,830,247	1,628,648	76,033	47.75	45.55

  Source: Monthly activity reports of Euronext

»The Offer and Listing	Item 9

  American Depositary Shares ("ADSs")

  The Bank of New York serves as depositary with respect to the ADSs traded on the NYSE. The following table sets forth, for the periods indicated, the high and low sales price per ADS on the NYSE:

(in $)	2002	2001	2000	1999	1998

High	28.13	30.00	41.25	36.44	25.25
Low	12.17	16.05	16.38	15.69	13.63

Year		Quarter ended		High (in $)	Low (in $)

2001		March 30		21.30	20.92
		June 29		30.00	20.35
		September 28		26.80	16.05
		December 31		26.05	18.65

2002		March 29		28.13	25.25
		June 28		27.75	22.67
		September 30		24.10	13.58
		December 31		19.50	12.17

Year		Month		High (in $)	Low (in $)

2001		July		26.80	23.30
		August		26.20	23.80
		September		24.80	16.05
		October		23.00	18.65
		November		25.10	21.40
		December		26.05	24.00

2002		January		28.13	25.34
		February		27.55	25.25
		March		27.24	25.60
		April		27.20	24.25
		May		27.75	24.25
		June		26.90	22.67
		July		24.10	18.45
		August		20.10	16.68
		September		18.22	13.58
		October		16.25	12.17
		November		19.50	14.60
		December		19.45	16.55

2003		January		18.00	13.95
		February		14.35	11.52
		March		14.15	11.40
		April		14.37	12.00
		May		15.16	13.05
		June		18.20	14.68
		July		25.96	17.48
		August		26.20	24.52
		September		27.68	25.46

  Source: Monthly activity reports of The Bank of New York

  »The Offer and Listing
The number of ADSs outstanding remained stable in 2002 at 5,136,002 ADSs on December 31, 2002 compared with 5,080,676 ADSs on December 31, 2001. As in 2001, the number of ADSs rose during the first	part of the year to reach 5,585,994 ADSs in July 2002 and then declined steadily in the second part of the year.

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

The following tables set forth, for the periods indicated, certain trading data for Preferred Shares "B" traded on Euronext Paris:

(in euros)	2002	2001	2000	1999	1998

High	59.60	65.10	80.90	72.75	46.95
Low	26.40	30.10	39.57	30.80	28.36
Year end	36.70	54.40	48.00	72.75	30.95
Average value of daily trading
(in thousands of euros)	43	63	194	129	119

Year		Quarter ended		High (in euros)	Low (in euros)

2001		March 30		53.00	50.80
		June 29		65.10	49.55
		September 28		59.70	30.10
		December 31		54.55	39.52

2002		March 29		59.60	52.50
		June 28		59.05	43.51
		September 30		48.50	26.40
		December 31		40.40	26.63

»The Offer and Listing	Item 9

	Month	Monthly Volume of Shares	Average Daily Volume of Shares	Average Value of Daily Volume (in thousands of euros)	High (in euros)	Low (in euros)

2001	July	10,635	483	27	59.70	51.10
	August	19,018	951	44	57.60	51.90
	September	21,623	1,081	44	52.40	30.10
	October	14,672	638	29	48.09	39.52
	November	23,423	1,171	53	53.55	45.00
	December	24,242	1,347	69	54.55	48.50

2002	January	25,383	1,154	65	59.60	52.50
	February	10,899	545	31	58.50	53.00
	March	34,234	1,802	98	58.40	55.35
	April	13,671	651	36	59.05	51.15
	May	11,278	564	27	55.35	48.70
	June	6,114	340	15	54.00	43.51
	July	28,316	1,287	54	48.50	36.10
	August	21,768	989	36	41.76	33.90
	September	33,114	1,577	50	37.95	26.40
	October	48,763	2,217	62	33.50	26.63
	November	13,198	660	22	40.40	31.50
	December	9,581	479	18	39.86	34.00

2003	January	8,853	422	14	37.20	31.80
	February	34,597	1,730	53	33.49	29.50
	March	21,801	1,038	30	31.95	25.32
	April	17,022	851	24	30.50	26.55
	May	13,490	710	18	33.00	26.12

  Source: Monthly activity reports of Euronext

  The annual shareholders' meeting held on April 3, 2003 approved a resolution for the conversion of all outstanding Preferred Shares "B" into Common Shares "A", at a conversion ratio of 1.10 Common Share "A" for one Preferred Share "B", such conversion to be carried out after the date of payment of the dividends proposed in respect of the 2002 fiscal year.

  This resolution was further approved by a special meeting of the holders of Preferred Shares "B" held on May 27, 2003, following which the conversion duly took place.For further information, see "Item 10. Additional Information – Description of Share Capital – Capital Structure of the Company".

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

  Securities Giving Access to the Company’s Share Capital

  Pursuant to the delegation granted in April 2002 by the Board of Directors in accordance with the authorization given by the General Shareholders Meeting held on March 28, 2002, the Chairman of the Board resolved on April 2, 3 and 8, 2002, to proceed with an issuance of convertible and/or exchangeable bonds (obligations convertibles et/ou échangeables en actions nouvelles ou existantes, or "OCEANE"). The aggregate amount of the OCEANE issuance was € 595,124,859 represented by 7,908,636 bonds with a nominal value of € 75.25 each. Other than in the event of early redemption at the option of the issuer, the then outstanding OCEANE will be redeemable in full on January 1, 2007 (or the following business day), at up to an amount of € 82.21 per OCEANE, representing approximately 110.05% of their nominal amount. The OCEANE may be exchanged for existing Common Shares "A", or converted into new Common Shares "A" to be issued by Pechiney, from May 21, 2002, until December 20, 2006, at a ratio of one Common Share "A" per OCEANE (subject to the adjustment of the conversion or exchange ratio in the event of the adjustment events as set forth in the terms and conditions of the OCEANE). The terms and conditions of the OCEANE are set out in a final prospectus (note d’opération definitive), which received the visa number 02-306 from the COB on April 3, 2002. The OCEANE are listed on the Premier Marché of Euronext Paris S.A. (Sicovam Code 18840). During fiscal year 2002, no OCEANE were repurchased on the market or redeemed early by Pechiney, or exchanged or converted into shares.

  The following table sets forth, for the periods indicated, certain trading data for the OCEANE traded on Euronext Paris:

	Month	Monthly Volume of Shares	High (in euros)	Low (in euros)

2002	May	5,440	76.30	73.70
	June	13,740	76.00	71.00
	July	25,431	72.00	68.50
	August	12,312	70.00	63.00
	September	15,021	72.00	67.80
	October	77,268	75.00	66.55
	November	641	72.50	66.70
	December	1,532	74.00	70.50

2003	January	78,391	72.00	69.00
	February	100	70.05	70.05
	March	5,154	71.50	69.10
	April	1,160	71.50	71.25
	May	31,772	74.75	71.75
	June	190	75.55	73.65
	July	544,075	80.85	74.20
	August	162,774	82.00	80.55
	September	1,973,025	83.00	81.00

  Source : Monthly activity reports of Euronext
  For additional information on the OCEANE, please refer to "Item 10. Additional information."

»Additional Information	Item 10

  Description of Share Capital

  Capital Structure of the Company

  The Company currently has one outstanding class of shares, the common shares (previously known as the Common Shares "A") with a par value of € 15.25 per share.

  As of December 31, 2002, there were 81,422,639 Common Shares "A" outstanding and 1,091,044 Class B Preferred Shares with a par value of € 15.25 per share (the Preferred Shares "B" and, collectively with the Common Shares "A", the "Shares") outstanding, for a total of 82,513,683 Shares, all of which were authorized, issued and fully paid. The Company’s share capital at December 31, 2002 amounted to € 1,258,333,665.75. As of December 31, 2001, the Company’s share capital amounted to € 1,245 million, divided into 81,626,190 Shares (80,535,146 Common Shares "A" and 1,091,044 Preferred Shares "B"). For details on changes in the Company’s share capital since 2001 and over the three years ended December 31, 2002, please see Note 12 to the Consolidated Financial Statements.

  At the meeting of the Company’s Board of Directors held on January 29, 2003, the Board noted the number and value of Shares issued during 2002 following the exercise of stock options granted in 1996, and adopted corresponding amendments to the articles of the Company’s by-laws relating to the share capital and the number of Shares outstanding. During 2002, 32,216 Shares were subscribed through the exercise of stock options, leading to the issuance of 32,216 Common Shares "A". As of October 3, 2003, 243,508 stock options has been exercised since July 17, 2003. A more detailed description of the stock options granted by the Company is set forth in Note 12 to the Consolidated Financial Statements.

  Pechiney Nederland N.V., a 100% subsidiary of Pechiney, holds 982,669 common shares which, in accordance with article L. 233-31 of the French Commercial Code (Code de commerce), do not have voting rights. Pechiney Nederland N.V. received:

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

  At the request of two shareholders of Pechiney, the annual shareholders’ meeting held on April 3, 2003 approved a resolution for the conversion of all outstanding Preferred Shares "B" into Common Shares "A", at a conversion ratio of 1.10 Common Share "A" for one Preferred Share "B", such conversion to be carried out after the date of payment of the dividends proposed in respect of the 2002 fiscal year. This resolution was further approved by a special meeting of the holders of Preferred Shares "B" held on May 27, 2003, following which the conversion duly took place. Following this conversion, Pechiney’s share capital amounted to €1,259,997,440.75, consisting of 82,622,783 common shares of a single class (previously known as the Common Shares "A"). As of October 3, 2003, Pechiney's share capital amounted to € 1,263,710,937.75.

  As of October 3, 2003, after accounting for the shares held by Pechiney Nederland N.V. and the shares held in treasury by Pechiney, as well as the conversion of all Preferred Shares "B" into common shares, the number of voting rights attached to the 82,866,291 outstanding common shares amounted to 78,372,760 and the number of common shares giving right to a dividend was 79,355,429. For details on the authorizations granted to the Board to issue equity securities and on the Company's outstanding convertible/exchangeable debt instruments, see below "- Memorandum and Articles of Association". For details on the Company's stock options, see Note 12 to the Consolidated Financial Statements.

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

  » Additional Information

  As a result of this employee offering (which is described in the prospectus dated December 14, 2001 which received the COB visa No. 01-1447 on December 14, 2001), the share capital of the Company increased to € 1,257,842,371.75 on January 24, 2002. As of that date, there were 81,390,423 Common Shares "A" and 1,091,044 Preferred Shares "B" outstanding, each of which had a par value of € 15.25 per Share, for a total of 82,481,467 Shares. As a result, the number of voting rights attached to the 82,481,467 Shares then outstanding amounted to 78,926,803 as of that date and the number of Shares "A" and "B" giving right to a dividend was 79,909,472 (78,832,527 Common Shares "A" and 1,076,945 Preferred Shares "B").

  For details as to Pechiney’s stock option plans for directors, management and employees, see "Item 6. Directors, Senior Management and Employees-Options to Purchase Securities" and "- Employee Shareholding".

»Additional Information	Item 10

  Memorandum and Articles of Association

  General

  The Company is a société anonyme, a form of limited liability company, established under the laws of France. The following is a summary description of the Company’s share capital and of certain provisions of its by-laws and applicable provisions of French law. This information does not purport to be complete.

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

  Legal Characteristics of Common Shares "A" and Preferred Shares "B"

  Each Preferred Share "B" entitled its holder to receive a preferred dividend (see "- Dividend and Liquidation Rights"). Except for this right to receive a preferred dividend, Preferred Shares "B" were subject to the same statutory provisions as Common Shares "A", and their holders were entitled to the same rights. For details on the action necessary to change the rights of the holders of the stock and to amend the by-laws, please see "- Attendance and Voting at Shareholders’ Meetings".

  Under Article L.225-99 of the French Commercial Code, the Board of Directors was required to convene a special general meeting of Holders of Preferred

  Shares "B" in order to approve all decisions taken by the Shareholders’ General Meeting that could result in a modification of rights of holders of Preferred Shares "B". Shareholders holding not less than 50% in the aggregate of the Preferred shares "B" (or 25% for a meeting held on second call) were required to be present in person or represented (by postal vote or proxy) at such special general meeting. Such meetings were generally conducted in accordance with the same procedural rules applicable to Extraordinary General Meetings of Shareholders (see "-- Attendance and Voting at Shareholders’ Meetings").

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

  Attendance and Voting at Shareholders’ Meetings
  Attendance at Ordinary and Extraordinary General Meetings and exercise of voting rights by shareholders are subject to certain conditions:

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

  Distribution of Dividends

  Net income in each fiscal year, as increased or reduced by any profit or loss carried forward from prior fiscal years less any contributions to legal reserves, is available for distribution as dividends, subject to the requirements of French law and the Company’s by-laws. The annual Ordinary General Meeting of the Shareholders must allocate distributable amounts in the following order:

  (1) Before the conversion of Preferred Shares "B" to Common Shares "A", a first preferred dividend was payable to holders of Preferred Shares "B" equal to 9.5% of the nominal net paid-in value of the Preferred Shares "B". This dividend was cumulative, i.e. if the amounts distributable for the fiscal year were not sufficient to allow its distribution in full, the unpaid amounts were required to be paid from the distributable amounts during the following years, prior to the payment of any other dividends;

»Additional Information	Item 10

  (2) Before the conversion of Preferred Shares "B" to Common Stock Shares "A", an additional dividend to holders of Preferred Shares "B". This dividend, determined upon recommendation of the Board of Directors and based on the consolidated results of the Group, was required to be at least equal to 10% of the Company’s net profit divided by the number of outstanding Shares, excluding capital gains and losses on disposal of investments in equity interests, and was required to be paid on a pro rata basis to the holders of Preferred Shares "B";

  (3) An allocation of such amount as the Shareholders, upon recommendation of the Board of Directors, may approve to one or more reserve funds or to carry forward as retained earnings;

  (4) Upon recommendation of the Board of Directors, a first dividend to holders of Common Shares "A", which per Share amount prior to the conversion of the Preferred Shares "B" to Common Shares "A" was required to be no greater than the preferred dividend plus any additional dividend distributed to holders of Preferred Shares "B" on a pro rata basis; and

  (5) Any amount outstanding after these distributions is divided among the holders of Shares (including, before conversion the Preferred Shares "B") Common Shares "A" and Preferred Shares "B" in an amount proportional to the share capital represented by each type of Share.

  As discussed above, a special meeting of the holders of Preferred Shares "B" of Pechiney approved the vote of the general shareholders' meeting of April 3, 2003 to convert the Preferred Shares "B" into Common Shares "A". For further information, see "Item 4. Information on the Company - Recent Developments" and "Item 10. Additional Information - Description of Share Capital - Capital Structure of the Company". As a result, the order of allocations summarized above will be amended accordingly for distributions to be made in 2004 and following years.

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
During 2002, 1,162,274 Common Shares "A" were repurchased at an average price of approximately € 34.59 per Share. The fees for such purchases amounted to € 110,110.14. Those Shares were repurchased between June 14, 2002 and November 15, 2002 in order to limit excessive variations in the Share price or to ensure the liquidity of the Common Shares "A", pursuant to the authorization granted by the Shareholders’ General

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

  In accordance with the legislation governing the repurchase by a company of its own Shares, as defined under articles L.225-209 et seq. of the French

  Commercial Code, the Shareholders’ General Meeting of April 3, 2003 authorized, in its fourth resolution, an extension of the Company’s authorization to purchase its own Shares for resale, transfer or cancellation. This authorization replaced the authorization granted by the Shareholders’ General Meeting on March 28, 2002, which expired on September 27, 2003 and expires on October 2, 2004, i.e., after the current fiscal year.

  Pursuant to COB Regulation No. 98-02 of September 6, 1998, as amended, the purposes and terms of such share repurchases have been set forth in a note d’information submitted by the Company to the COB for review.

  Under the new authorization, the Company is authorized to purchase an amount of Shares representing up to 10% of the share capital. The maximum purchase price for these Shares is € 55. The minimum resale price for these Shares is € 30 for the Common Shares.

  In addition, the authorization granted by the Shareholders’ General Meeting on March 29, 2001 in its eleventh resolution to cancel part or all of the Shares repurchased and to reduce the share capital of the Company expired on March 28, 2003. The Shareholders granted the Board of Directors the authorization to cancel all or part of the Shares repurchased (or to be repurchased pursuant to a new authorization) by the Company in accordance with article L. 225-209 of the French Commercial Code, provided that the Company may not cancel more than 10% of its outstanding share capital over a 24-month period ending on April 2, 2005, and the authorization to reduce its share capital accordingly.

  Participation of Employees in the Shareholding of the Company

Information regarding the participation of the Company’s employees in the shareholding of Pechiney is set forth in "Item 6. Directors, Senior	Management and Employees - Employees - Employee Shareholding".

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

  The following table shows the dates, terms and conditions of the powers granted by the Company’s Shareholders to the Board of Directors to issue securities, together with exercises of such powers by the Board, as of December 31, 2002:

Grant of Authority	Forms of capital increase authorized	Maximum nominal amount (€)	Decisions to exercise authority	Classes of securities issued/options granted	Amounts of issue (€)	Expiration of authority

EQUITY SECURITIES

March 28, 2002	Issuance, with or without preferential subscription rights(through three distinct grants of authority), of any securities giving rights to equity securities, either immediately or in the future(1), either:

	(1) with preferential subscription rights for existing Shareholders (22nd resolution of the Shareholder's General Meeting held on March 28, 2002)	€ 490,000,000, provided that securities representing debt and convertible into or exchangeable for equity securities may not exceed € 700,000,000	None	None	None	May 27, 2004

	or (2) without preferential subscription rights Shareholders (23rd resolution of the Shareholders' General Meeting held on March 28, 2002)	€ 245,000,000, provided that securities representing debt and convertible into or exchangeable for equity securities may not exceed € 700,000,000, or	March 22, 2002(2)	7,908,636 "Océanes" (Debt securities convertible into or exchangeable for existing or newly issued shares) (Art. L 228-91 or of the French Commercial Code)	Amount of debt Securities: € 595,124,859 Amount of underlying equity securities: € 120,606,699 (7,908,636 shares)	May 27, 2004 (or March 27, 2004 for debt with warrants to purchase Shares) (or March 27, 2003 for warrants to purchase Shares)

	or (3) by incorporation of premiums, provisions, profits or other items, the capitalization of which is authorized. (24th resolution of the Shareholders’ General Meeting held on March 28, 2002)	€ 490,000,000	None	None	None	May 27, 2004

  »Additional Information
Grant of Authority	Forms of capital increase authorized	Maximum nominal amount(€)	Decisions to exercise authority	Classes of securities issued/options granted	Amounts of issue (€)	Expiration of authority

March 28, 2002	Common Shares "A" to be taken up pursuant to options granted to certain executive officers and employees of the Company and French and foreign affiliates pursuant to art L. 443-5 of the French Labor Code and L. 225-138 IV of the French Commercial Code (25th resolution of the Shareholders’ if General Meeting held on March 28, 2002).	€ 37,000,000	None	None	None	March 27, 2007

NON EQUITY SECURITIES

March 28, 2002	Debt Securities (16th Resolution of the Shareholder's if General Meeting held on March 28, 2002).	€ 1,000,000,000	None	None	None	March 27, 2007

(1)	The power delegated to the Board of Directors by Shareholders is suspended during periods of public or exchange offerings of the Company’s Shares.
(2)	Decision of the Board of Directors dated March 28, 2002, followed by decisions of the Chairman of the Board on April 3, 4 and 8, 2002.

»Additional Information	Item 10

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

  (4) On April 3, 2002, following a review by the bookrunners of the institutional offering, the Chairman of the Board of Directors determined the final terms of this issuance of bonds on the basis of a reference price of the Common Shares "A" of € 58.80, in particular setting the principal amount and issue price of each OCEANE at € 75.25, representing a premium of approximately 28% compared with the reference price of the Common Shares "A"; set the maximum number of OCEANE to be issued by the Company at 7,908,636; resolved to proceed with the issuance by the Company of 6,877,076 OCEANE representing a total amount of € 517,499,969; granted an over-allotment option to the joint global coordinators, limited to 1,031,560 additional shares representing an additional total amount of € 77,624,890; set the gross yield to maturity at 3.25%; and set the redemption price of each OCEANE at € 82.81 at maturity on January 1, 2007, representing approximately 110.05% of their nominal amount. A final prospectus (note d’opération definitive), comprising all the

  » Additional Information

  final terms of the issuance, was also prepared and received COB visa number 02-306 dated April 3, 2002.

  (5) On April 8, 2002, and acknowledging the exercise in full of the over-allotment option granted to the joint global coordinators, the Chairman of the Board of Directors resolved to fix the total principal amount of this issuance of OCEANE to the final amount of € 595,124,859 divided into 7,908,636 OCEANE convertible into a maximum number of 7,908,636 new Common Shares "A" in the event of conversion of all the issued OCEANE, subject to adjustments of the conversion/exchange ratio as set forth in paragraph 2.6.7.3 (entitled "Adjustment in the event of financial transactions") of the final prospectus (note d’opération definitive) which received COB visa number 02-306 dated April 3, 2002.

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
    The effect of this issuance and conversion of OCEANE on the percentage shareholding of a shareholder who held a 1% interest in the Company’s share capital prior to this issue and who did not subscribe the OCEANE is as follows (on the basis of the number of Common Shares "A" outstanding as at January 30, 2002):

	Percentage Shareholding	Percentage Shareholding
	(non-diluted basis)	(diluted basis)(1)

Prior to the issuance of the OCEANE	1.00	0.97
Following issuance and conversion of 6,877,076 OCEANE	0.92	0.90
Following issuance and conversion of 7,908,636 OCEANE	0.91	0.89

(1)	Following the issuance of 2,739,347 new Common Shares "A" resulting from the exercise of stock options granted by the Board of Directors (on the basis of stock options existing as at December 31, 2001).

»Additional Information	Item 10

The effect of this issuance and conversion of the OCEANE on the proportion of consolidated shareholders’ equity as at December 31, 2001	attributable to the holder of one Common Share "A" who did not subscribe for OCEANE is as follows:

	Portion of Share	Portion of Share
	Capital per Share	Capital per Share
	(non-diluted basis)(1)	(diluted basis)(1)(2)

Prior to the issuance of the OCEANE	€ 41.16	€ 41.16
Following issuance and conversion of 6,877,076 OCEANE	€ 43.79	€ 43.71
Following issuance and conversion of 7,908,636 OCEANE	€ 44.15	€ 44.06

(1)	Excluding minority interests.
(2)	Following the issuance of 2,739,347 new Common Shares "A" resulting from the exercise of new stock options granted by the Board of Directors (on the basis of stock options existing as at December 31, 2001).

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

  If a Share transfer is evidenced by a written agreement, such Share transfer agreement is, in principle, subject to registration formalities and therefore to a 1% registration duty assessed on the higher of the purchase price and the market value of the Shares (subject to a maximum assessment of € 3,049 per transfer) provided that, under certain circumstances, no duty is due if such written Share transfer agreement is executed outside France.

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

  To the knowledge of the Company, there have been no material modifications to instruments defining the rights of holders of the Company’s Shares other than the following. The annual general shareholders meeting of April 3, 2003, passed a resolution proposed by the Board of Directors of Pechiney to harmonize Pechiney’s by-laws with the new French regulation regarding the formalities to be accomplished by shareholders who wish to participate in shareholders’ meetings, with respect to evidence of their shareholding. This resolution amended Article 27 of the by-laws of Pechiney in order to harmonize such by-laws with the new regulations enacted by the French Decree of May 3, 2002 (amending article 136 of the French Decree of March 23, 1967 governing French companies), which give more flexibility regarding formalities to be accomplished by shareholders who wish to participate in a general meeting of the shareholders, with respect to evidence of their shareholding. This new regulation officially recognizes the possibility to transmit by any means, including through remote or electronic means, the certificate indicating the number of shares held in bearer form by any shareholder. More importantly, the new regulation now authorizes the sale of shares held in bearer form or in registered form at any time before the shareholders’ meeting, including after transmission of the voting or proxy form or the delivery of an admission card. However, if the revocation of the certificate of non-transferability of shares occurs before 3:00 p.m. (Paris Time) the day before the shareholders’ meeting, then the revocation must be transmitted with all information enabling the related adjustment of the number of voting rights for which a voting form or a proxy form has been transmitted or an attendance card delivered; if it occurs after that time, then such information do not have to be transmitted.

  Furthermore, on May 27, 2003, a special meeting of the holders of Prefered Shares "B" approved the vote of the general shareholders' meeting of April 3, 2003 to convert the Preferred Shares "B" into Common Shares "A". For further information see "Item 4. Information on the Company - Recent Developments".

  For a description of the impact of the Company’s issuance of OCEANE (debt securities convertible into or exchangeable for existing or newly issued Shares) in April 2002, please see “Item 10. Additional Information – April 2002 issuance of bonds convertible into new A shares and/or exchangeable for existing A shares (OCEANE)".

»Controls and Procedures	Item 15

  As of the end of the period covered by this Annual Report on Form 20-F, Pechiney’s Chairman and Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) with the assistance of the Disclosure Committee of the Company whose members are other members of management, have concluded that the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries was made known to them by others within those entities particularly during the period in which this Annual Report on Form 20-F was being prepared.

  There have been no significant changes in the Company’s internal control over financial reporting that occured during the period covered by this Annual Report on Form 20-F that has materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting.

Item 16

  [Reserved]

»Financial Statements	Item 17

  Not Applicable

»Financial Statements	Item 18

  The following financial statements are filed as part of this Annual Report

»Exhibits	Item 19

  The following exhibits are filed as part as this Annual Report.

  Exhibit

1.1	By-laws of Pechiney (statuts) as of May 27, 2003 (unofficial English translation)
2.1	Prospectus (Note d’Opération définitive), dated April 3, 2002, relating to the issuance of bonds convertible into new Common Shares "A" and/or exchangeable for existing Common Shares "A" (unofficial English translation)
8.1	Subsidiaries of Pechiney (see "Note 23 to the Consolidated Financial Statements")
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

  » Report of Independent Accountants

  To the Board of Directors and Shareholders of Pechiney

  We have audited the accompanying consolidated balance sheets of Pechiney and its subsidiaries as of December 31, 2002, 2001 and 2000, and the related consolidated statements of income, of shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  These financial statements have been prepared in accordance with accounting principles generally accepted in France, except for the following matter. As described in note 1, in order to comply with the requirements of the United States Securities and Exchange Commission, the Company's financial statements have been restated in the Annual Report on Form 20-F to reflect the consolidation of Pechiney Far East as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2002. Consolidated net income has been decreased by €5 million for the year ended December 31, 2002 and increased by €1 million and €4 million for the years ended December 31, 2001 and 2000, respectively. Under accounting principles generally accepted in France (Avis CNC No. 97-06), prior periods are not permitted to be retroactively restated, and the consolidation of Pechiney Far East was reflected beginning January 1, 2002 in the Pechiney consolidated financial statements filed in France.

  In our opinion, except for the effects of the restatement described in the previous paragraph, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Pechiney as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in France.

  Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter, after giving effect to the restatement referred to in Notes 1 and 25, would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2002, 2001, and 2000 to the extent summarized in note 25 to the consolidated financial statements.

  Paris, France, January 29, 2003, except as to Note 1 Restatement for which the date is October 24, 2003

    F1

  »Consolidated Statements

    F2

  Consolidated Statements of Income

Years ended December 31, 2002, 2001 and 2000
(in millions of euros)	Notes	2002	2001	2000
		(Restated)	(Restated)	(Restated)

Net sales		11,909	11,512	10,874
Other operating revenues		144	155	153
Cost of goods sold (excluding depreciation)		(10,611)	(10,070)	(9,411)
Selling, general and administrative expense		(610)	(620)	(564)
Research and development expense		(90)	(97)	(90)
Depreciation and amortization	4-6	(335)	(328)	(303)

Earnings from operations		407	552	659
Restructuring expense and long-lived asset writedowns	4-14	(145)	(75)	(29)
Other income (expense)	17	(103)	10	(8)

Income from operations		159	487	622
Financial expense, net	16	(49)	(68)	(68)

Income before income taxes		110	419	554
Income tax (expense) benefit	18	(39)	(130)	(172)

Net income from consolidated companies		71	289	382

Equity in net earnings of affiliates	7	3	24	(13)
Minority interests	13	0	(28)	(31)

Net income before goodwill		74	285	338
Goodwill amortization	5	(31)	(29)	(20)
Exceptional goodwill amortization	5	(98)	(22)	-

Net income (loss)		(55)	234	318

Net income per common share "A" (in euros)	12
- Basic earnings per share		(0.72)	2.94	3.94
- Diluted earnings per share		(0.72)	2.92	3.92

See Notes to the Consolidated Financial Statements.

    F3

  »Consolidated Statements

  Consolidated Balance Sheets

December 31, 2002, 2001 and 2000
(in millions of euros)	Notes	2002	2001	2000
			(Restated)	(Restated)

ASSETS
Non current assets
Property, plant and equipment, net	4	2,832	2,997	2,476
Goodwill, net	5	637	860	642
Other intangible assets, net	6	163	145	166
Investments in equity affiliates	7	285	297	261
Long-term investments	8	139	141	149
Deferred income taxes	18	505	335	331
Other long-term assets	9	279	256	233

		4,840	5,031	4,258
Current assets
Inventories, net	10	1,525	1,601	1,448
Accounts receivable – trade	11	1,281	1,470	1,512
Deferred income taxes	18	51	60	53
Other receivables and prepaid expenses		101	91	353
Marketable securities	15	153	113	86
Cash	15	283	332	377

		3,394	3,668	3,829

Total assets		8,234	8,699	8,087

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Capital stock		1,258	1,245	1,244
Share premium		790	767	767
Retained earnings		1,297	1,478	1,335
Cumulative translation adjustment		(151)	50	(9)
Treasury shares		(180)	(140)	(80)

	12	3,014	3,400	3,277
Minority interests	13	149	169	169

Shareholders’ equity and minority interests		3,163	3,569	3,446
Long-term provisions
Deferred income taxes	18	195	173	93
Other long-term provisions	14	1,142	1,129	1,079

		1,337	1,302	1,172
Long-term debt	15	1,465	971	734

Current liabilities
Accounts payable – trade		1,456	1,514	1,511
Other payables and accrued liabilities		384	394	599
Current portion of long-term debt	15	39	37	31
Short-term bank loans	15	390	912	594

		2,269	2,857	2,735

Total liabilities and shareholders’ equity		8,234	8,699	8,087

Contingencies	20

See notes to the Consolidated Financial Statements.

    F4

  »Consolidated Statements

  Consolidated Statements of Cash Flows

Years ended December 2002, 2001 and 2000

(in millions of euros)	2002	2001	2000
	(Restated)	(Restated)	(Restated)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(55)	234	318
Minority interests	0	28	31
Equity in net earnings of affiliates	(3)	(24)	13
Depreciation and amortization	464	379	323
Net gain on disposal of long-lived assets	(1)	1	(6)
Long-lived assets write-down	102	41	13
Restructuring provision	38	53	15
Deferred income tax expense (benefit)	(28)	18	9
Other non-cash expense, net :
- Pensions and other post-employment benefits	114	98	86
- Depreciation of investments carried at cost and long term loans	81	11	18
- Provision for environment and environmental costs	35	(13)	5
- Miscellaneous	(7)	(75)	(44)

Gross operating cash flow	740	751	781

Changes in assets and liabilities exclusive of effects of
acquisitions, divestitures and translation adjustments:
- (Increase) decrease in inventories	(23)	(53)	(138)
- (Increase) decrease in trade receivables	216	195	(149)
- Increase (decrease) in trade payables	(25)	(108)	74
- Restructuring expenditures	(32)	(33)	(47)
- Other changes	(247)	(164)	(125)

Net cash provided by operating activities	629	588	396

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(479)	(389)	(287)
Increase in long-term investments	(42)	(582)	(227)
Increase in long-term recevables	(21)	-	(20)
Other (increase) decrease in long-lived assets	(38)	24	(12)
Proceeds from sales of other investments,
net of cash of businesses sold	10	10	480
Other proceeds from sales of long-term assets	15	15	14
Receipts from other long-term receivables	18	5	2

Net cash used in investing activities	(537)	(917)	(50)

CASH FLOWS FROM FINANCING ACTIVITIES
Additions to long-term debt	645	262	24
Increase (decrease) in other financial debt	(623)	285	(264)
Purchase of Pechiney shares	(40)	(60)	(49)
Share capital increase in Pechiney	36	1	-
Dividends paid:
- by Pechiney	(102)	(111)	(66)
- to minority interests in subsidiaries	(20)	(23)	(6)

Net cash (used in) provided by financing activities	(104)	354	(361)

Net effect of foreign currency translation on cash	14	(43)	10
Net increase (decrease) in cash and cash equivalents	2	(18)	(5)
Cash and cash equivalents at beginning of period	434	463	468

Cash and cash equivalents at end of period	436	445	463

SUPPLEMENTAL DISCLOSURES
Cash payments during the period for:
- Interest	(49)	(81)	(67)
- Income taxes	(132)	(110)	(114)

See Notes to the Consolidated Financial Statements.
    F5

  »Consolidated Statements

  Consolidated Statement of Shareholders’ Equity

Years ended December 31, 2002, 2001, and 2000

(in millions of euros)	Number of shares	Capital stock	Treasury shares	Share Premium	Retained earnings	Cumulative translation adjustment (Restated)	Shareholders’ equity (Restated)

Common Shares "A"	80,485,168
Preferred Shares "B"	1,091,044

Balance as of December 31, 1999	81,576,212	1,244	(31)	833	1,068	(88)	3,026

Net income					318		318
Translation adjustment						79	79
Exercise of stock options	8,978						-
Purchase of Pechiney shares			(49)				(49)
Cash dividends:
- Common Shares "A"				(65)			(65)
- Preferred Shares "B"				(1)			(1)
Precompte					(31)		(31)

Common Shares "A"	80,494,146
Preferred Shares "B"	1,091,044

Balance as of December 31, 2000	1,585,190	1,244	(80)	767	1,355	(9)	3,277

Net income					234		234
Translation adjustment						59	59
Exercise of stock options	41,000	1					1
Purchase of Pechiney shares			(60)				(60)
Cash dividends:
- Common Shares "A"					(78)		(78)
- Preferred Shares "B"					(4)		(4)
Precompte					(29)		(29)

(in millions of euros)	Number of shares	Capital stock	Treasury shares	Share Premium	Retained earnings	Cumulative translation adjustment	Shareholders’ equity

Common Shares "A"	80,535,146
Preferred Shares "B"	1,091,044

Balance as of December 31, 2001	81,626,190	1,245	(140)	767	1,478	50	3,400

Net income					(55)		(55)
Translation adjustment						(201)	(201)
Exercise of stock options	32,216			1			1
Increase in capital	855,277	13		22			35
Purchase of Pechiney shares			(40)				(40)
Cash dividends:
- Common Shares "A"					(78)		(78)
- Preferred Shares "B"					(2)		(2)
Precompte and other changes					(46)		(46)

Common Shares "A"	81,422,639
Preferred Shares "B"	1,091,044
Balance as of December 31, 2002	82,513,683	1,258	(180)	790	1,297	(151)	3,014

  See Notes to the Consolidated Financial Statements.

    F6

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

  Restatement

  As disclosed in its previously issued financial statements, the Group consolidated its wholly owned subsidiary, Pechiney Far East, effective January 1, 2002. Prior to January 1, 2002, the Group's interest in Pechiney Far East was accounted for as an unconsolidated subsidiary at historical cost. Subsequent to the filing of the annual report on Form 20-F for the year ended December 31, 2002, it was determined that all controlled subsidiaries, including Pechiney Far East, should have been consolidated for all periods for purposes of complying with the requirements of the United States Securities and Exchange Commission (the "SEC"). The financial statements for the three years ended December 31, 2002 have been restated to consolidate Pechiney Far East effective January 1, 2000. Using the criteria in Staff Accounting Bulletin 99 "Materiality", the Group concluded that after the consolidation of Pechiney Far East, the effect of consolidating the other subsidiaries that were omitted from consolidation was not material to the financial statements.

  The restatement of financial statements is prohibited under generally accepted accounting principles in France (French GAAP) after the date of the annual shareholders meeting which approved them. However, the SEC’s rules and practices require the Company’s French GAAP financial statements to be restated in the Form 20-F to reflect the consolidation of Pechiney Far East as of January 1, 2000 instead of January 1, 2002. This results in restated financial statements for the three years ended, which differ from those approved by the shareholders meeting and from those filed with the Commission des Opérations de Bourse (“COB”).

  The principal effects of restating prior year financial statements filed with the SEC are summarized in the table below.

		Earnings		Earnings	Earnings
		from	Net Income	per Share –	per Share –	Total	Total	Shareholders’
	Net Sales	Operations	(Loss)	Basic	Diluted	Assets	Liabilities	Equity

Year Ended December
31, 2002
Previously reported	11,909	407	(50)	(0.66)	(0.66)	8,234	5,220	3,014
Adjustment	—	—	(5)	(0.06)	(0.06)	—	—	—

As restated	11,909	407	(55)	(0.72)	(0.72)	8,234	5,220	3,014

Year Ended December
31, 2001
Previously reported	11,054	549	233	2.92	2.90	8,683	5,288	3,395
Adjustment	458	3	1	0.02	0.02	16	11	5

As restated	11,512	552	234	2.94	2.92	8,699	5,299	3,400

Year Ended December
31, 2000
Previously reported	10,679	658	314	3.90	3.88	8,073	4,800	3,273
Adjustment	195	1	4	0.04	0.04	14	10	4

As restated	10,874	659	318	3.94	3.92	8,087	4,810	3,277

  (1) As previously reported in the Group’s Annual Report on Form 20-F and as reported in accordance with French GAAP in the Group’s financial statements filed with the Commission des Opérations de Bourse.

  The restatement described above has similar effects on the Group’s U.S. GAAP financial information. See Note 25.

  New Accounting Standards

Effective January 1, 2002, the Group applied regulation 00-06 of the CRC relating to the accounting for liabilities. The application of this regulation	had no significant impact on the Group’s financial position or results of operations.

    F7

  »Consolidated Statements

  Significant Accounting Policies

  a) Principles of Consolidation

The consolidated financial statements include Pechiney and subsidiaries in which the Group owns, directly or indirectly, a controlling	interest. The equity method of accounting is used for companies in which the Group does not own a controlling interest but exercises significant influence.

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

  f) Revenue Recognition

  Revenues are recognized as follows:

    For industrial and trading subsidiaries, revenues are recognized in Net sales upon transfer of title ownership and risk to the customer.
    For sales conducted on a pure agency basis the Group reports commission revenues under the caption Other operating revenues at the time the commission is earned, which is generally upon shipment of the goods by the supplier to the customer.
Contracts for the sale and licensing of primary aluminium smelting technology and know-how typically comprise (i)	compensation for technical documentation, technical assistance and other activities required to transfer the technology and know-how and (ii) licensing fees for the right to use the Pechiney technology. The Group recognizes revenues from the provision of technical documentation, technical assistance and other activities using the percentage of completion method based on the ratio of contract costs measured to date to total estimated contract costs. Anticipated losses, if any, are recognized when identified. The Group recognizes licensing fees for the right to use the Pechiney technology on a pro rata temporis basis over the contract period.
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
  p) Stock Option Plans and Stock Appreciation Rights Plans

  The Group's stock option plans are accounted for using the intrinsic value method. The difference between compensation cost determined under the intrinsic value method and compensation cost determined under the fair value method is disclosed in Note 25.
  The Group's stock appreciation plans are accounted for as variable stock-based compensation plans.

  Compensation cost is measured initially as the difference between (a) the quoted market value of the shares at the grant date and (b) the exercise price and is recognized over the service period. Subsequent changes in the quoted market value of the shares between the date of grant and measurement date are accounted for as changes in estimate in the period of the change.

  q) Environmental Remediation

  Liabilities relating to the clean-up of past environmental contamination and other remediation activities are recognized when a clean-up or remediation program becomes probable and the costs can be reasonably estimated. The Group makes provisions for the estimated costs based on current environmental laws and regulatory requirements and currently available technology. These cost estimates are not discounted and not reduced by potential recoveries from claims under insurance. Recoveries under insurance policies are recognized when the claim is formally accepted by the insurer.

  Note 2 - Changes in the Group Structure

  In 2002:

  on January 1, the Group consolidated its 100 percent ownership interest in Electrification Charpente Levage South Africa which was previously accounted for as a non-consolidated investment;
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
  in April, a wholly-owned subsidiary recently created by the group, Pechiney Aviatube Limited, acquired the extruded alloyed aluminum activity from the company Luxfer Holdings PLC (Workington plant in Great Britain);
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
  in October, the Group exercised its call option related to the shares of the Australian companies Johcath Holdings Pty Ltd and Cathjoh Holdings Pty Ltd owned by AMP Private Capital. Following these acquisitions, the Group owns a 100 percent interest in Cathjoh Holdings Pty Ltd, itself owner of 15.5 percent of the Tomago smelting facility (Australia), bringing the total Group share in this facility to 51.55 percent;

    F10

  »Consolidated Statements
    in December, the Group consolidated its ownership interest of 58 percent in Cebal Tuba SP ZO.O. and of 100 percent in Pechiney Capalux previously accounted for as non-consolidated investments.

  In 2000:

    on January 1, the Group consolidated its 100 percent ownership interst in Pechiney Far East, which was previously accounted for as a non-consolidated investment;
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

Note 8 - Long-Term Investments

  Long-term investments amounted to € 139 million, € 141 million and € 149 million at December 31, 2002, 2001 and 2000 respectively. The change in long-term investments is primarily due to the write down of certain investments largely off set by the purchase of new investments and the inclusion of the shares in Skw Stahl Holding (Germany), received in payment for the asset contribution of certain activities of the Ferroalloys Division.

    F15

  »Consolidated Statements

  Note 9 - Other Long-Term Assets

(in millions of euros, as of December 31)	2002	2001	2000

Non-current receivables(*)	49	55	60
Prepaid pensions (see Note 14a)	7	12	13
Additional minimum pension liabilities,
net of related tax effect (see Note 14a)	141	121	98
Other	82	68	62

Total	279	256	233

(*) Including long-term loans to Aluminium Dunkerque:	33	50	54

Note 10 - Inventories

(in millions of euros, as of December 31)	2002	2001	2000

Raw materials and supplies	427	428	368
Work in progress	468	469	449
Finished and semi-finished goods	658	735	642

Inventories, gross	1,553	1,632	1,459
Less: allowance for slow-moving inventories and others	(28)	(31)	(11)

Inventories, net	1,525	1,601	1,448

(in millions of euros, as of December 31)	2002	2001	2000

Valuation of inventories on a weighted average cost basis instead of a LIFO
basis would have increased the carrying value of inventories by	5	16	17
% of total inventories valued on a LIFO basis	31	31	31

Note 11 - Accounts Receivable - Trade

(in millions of euros, as of December 31)	2002	2001	2000
		(Restated)	(Restated)

Accounts and notes receivable	1,051	1,269	1,298
Other	265	244	246
Less allowance for doubtful recevables	(35)	(43)	(32)

Total	1,281	1,470	1,512

    F16

  »Consolidated Statements
The activity in the allowance for doubtful receivables was as follows:

(in millions of euros)	2002	2001	2000

Balance at beginning of year	43	32	29
Provision charged to (released to) income	(2)	16	3
Writeoff of uncollectable receivables, net of recoveries	(2)	(1)	(1)
Translation adjustment	(4)	1	1
Other changes	-	(5)	-

Balance at end of year	35	43	32

The credit risk arising from accounts and notes receivable is limited due to the large number of customers comprising such receivables. These customers	are spread among many industrial sectors and geographic locations. Receivables sold are presented in note 20.

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

  2000
  Exercise of stock options
  During 2000, 8,978 options were exercised. These options were granted by the Board of Directors on June 26, 1996 pursuant to the authorization granted by shareholders at the March 29, 1996 Annual General Meeting. This resulted in an increase in capital stock related to the exercise of these options of € 136,914.50 corresponding to 8,978 new shares "A" issued with a par value of € 15.25, and an increase in capital premium of € 147,863.56. It corresponds to 7,950 new shares with a premium of € 16.56 for each new share (before legal adjustments) and to 1,028 new shares with a premium of € 15.77 for each new share (after legal adjustments) .

  2001

  Exercise of stock options

  During 2001, 41,000 options were exercised. These options were granted by the Board of Directors on June 26, 1996 pursuant to the authorization granted by shareholders at the March 29, 1996 Annual General Meeting. This resulted in an increase in capital stock related to the exercise of these options of € 625,250 corresponding to 41,000 new shares "A" issued with a par value of €15.25 and an increase in capital premium of € 646,570 corresponding to € 15.77 for each new share.

  As of December 31, 2001, capital stock amounted to € 1,244,799,397.50, representing 81,626,190 shares (80,535,146 shares "A" and 1,091,044 shares "B") with a par value of € 15.25 per share.

    F17

  »Consolidated Statements

  2002
  Capital increase reserved for employees
  855,277 new shares "A" were issued on January 24, 2002 at a price per share of € 45,65 to complete an increase of capital reserved to employees under Articles L.225-138-IV of the French Commercial Code and Article L.443-5 of the French Labor Code, in accordance with the authorization granted by the Shareholders’ meeting held on March 29, 2001 under its thirteenth resolution and final terms and conditions fixed by the board of directors on December 14, 2001 accordingly. All of these newly issued shares were subscribed, either directly or through employee mutual investment funds (FCPE) governed by Articles L.214-24 and L.214-40 of the French Financial and Monetary Code, by employees of Pechiney and employees of French and foreign companies which was affiliated to Pechiney in the meaning of Article L.225-80 of the French Commercial Code and have adhered in accordance with Article L.444-3 of the French Labor Code to a Group Shareholding Plan established by Pechiney under Articles L.443-1 and seq. of the French Labor Code. As a result, capital stock amounted to € 1,257,842,371.75, representing 82,481,467 shares (of which 81,390,423 shares "A" and 1,091,044 shares "B") with a par value of € 15.25 per share.

  Issuing of debt securities exchangeable for existing shares, or convertible into new shares (OCEANE).
  In April 2002, Pechiney issued debt securities for an aggregate amount of € 595,124,859 face value, representing 7,908,636 bonds convertible into new shares "A" and/or exchangeable for existing shares "A", with a par value of € 75.25 per bond. From May 21, 2002 to December 20, 2006, each of these bonds can be exchanged for existing shares "A" and/or converted into new shares "A" to be issued by Pechiney, at a ratio of one share for one bond (subject to adjustment of this exchange and/or conversion ratio in case of financial operations identified at the time of issuance of these bonds). During 2002, none of these debt securities was converted into new shares "A".

  Exercise of stock options
  During 2002, 32,216 options were exercised. This resulted in an increase in capital stock related to the exercise of these options of € 491,294 corresponding to 32,216 new shares "A" issued with a par value of € 15.25 and an increase in capital premium of € 508,046.32 corresponding to € 15.77 for each new share.

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

Pechiney’s distributable retained earnings amount to € 1.594 million and would be subject to additional withholding tax of a maximum amount of € 369 million in the event of total distribution.

  e) Cumulative Translation Adjustment of Subsidiaries within Euro Zone

  The cumulative translation adjustment as of December 31, 2002 includes a net credit of € 47 million related to translation differences arising from balances of subsidiaries within the euro zone. These differences will be recognized in income in the event that the Group’s investment in these subsidiaries is sold or liquidated.

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

  The range of exercise prices of these options (after legal adjustments) was € 26.69 - € 60.06 and the weighted-average exercise price was € 46.27. The weighted-average remaining contractual life of these options was 7.22 years.

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

  Reconciliation of basic and diluted earnings per common share "A":

(in millions of euros, except earnings		2002			2001			2000
per share, in euros)
	Net Income (numerator) (Restated)	Average Number of Shares (denominator)	Earnings per Share (Restated)	Net Income (numerator) (Restated)	Average Number of Shares (denominator)	Earnings per Share (Restated)	Net Income (numerator) (Restated)	Average Number of Shares (denominator)	Earnings per Shares (Restated)

Net Income	(55)			234			318
Preferred dividend	(2)			(1)			(1)
Basic income available
to common shareholders	(57)	78,520,814	(0.72)	233	79,058,594	2.94	317	80,272,151	3.94

Effect of dilutive stock options (a)	-		-		608,669			456,969
Amortization of OCEANE	(b)
bonds reimbursement premium
Diluted income available
to common shareholders	(57)	78,520,814	(0.72)	233	79,667,263	2.92	317	80,729,120	3.92

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
  (b) The effects of options, conversions and exchanges are not taken into account in 2002 because they are antidilutive.

Preferred Shares "B" Computation of basic and diluted earnings per share: basic and diluted net income (loss) per preferred share "B" are computed by adding the	preferred dividend of 9.5% of par value per preferred share "B" to basic and diluted net income (loss) per common share "A".

Basic and diluted earnings per preferred share "B":
(in euros)	2002	2001	2000
	(Restated)	(Restated)	(Restated)

Basic earnings	0.73	4.39	5.39
Diluted earnings	0.73	4.37	5.37

    F24

  »Consolidated Statements

Note 13 - Minority Interests
(in millions of euros, as of December 31)	2002	2001	2000

Beginning of period	169	169	153
- dividends paid to minority shareholders	(21)	(23)	(6)
- minority interests in net income of consolidated subsidiaries	-	28	31
- minority interests’ change in ownership interest	3	(6)	(18)
- translation adjustment	(2)	1	9
End of period	149	169	169

Note 14 - Other Long-Term Liabilities
(in millions of euros, as of December 31)	2002	2001	2000

Liabilities for pensions and similar obligations	595	518	463
Liabilities for postretirement benefits other than pensions	420	499	487
Reserve for restructuring expense	3	5	10
Reserve for environmental expense	54	54	71
Other non-current liabilities	70	53	48

	1,142	1,129	1,079

  a) Activity in Long-Term Liabilities (including Short Term portion)

	Balance at beginning of year			Increase	Decrease		Other changes	Balance at end of year

	Long	Short	Total	Charge	Amount	Amount		Long	Short	Total
	Term	Term		to income	used	released to income		Term	Term

Liabilities for pensions and similar obligations	518	34	552	78	(54)		58	595	39	634

liabilities for postretirement benefits other than pensions	499	48	547	52	(49)		(85)	420	45	465

Reserve for restructuring expense	5	45	50	36	(32)	(1)	(7)	3	43	46
Reserve for environmental expense	54	22	76	34	(14)	(6)	(13)	54	23	77
Other non-current liabilities	53	46	99	21	(14)	(10)	2	70	28	98
Total	1,129	195	1,324	221	(163)	(17)	(45)	1,142	178	1,320

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
    F26

  »Consolidated Statements

  The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were € 887 million, € 825 million and € 191 million, respectively, as of December 31, 2002 and € 806 million,

€ 739 million and € 209 million, respectively, as of December 31, 2001. The components of the net pensions and similar obligations cost and of the healthcare and life insurance cost are as follows:

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

Note 15 - Debt (Restated)
(in millions of euros, as of December 31)	2002	2001	2000
			(Restated)

Bonds	916	314	313
Other long-term debt	549	657	421

Long-term debt	1,465	971	734
Current portion	39	37	31

Total	1,504	1,008	765
Including capital lease obligations	4	5	4
Short-term bank loans	390	912	594

  As of December 31, 2002, total net indebtedness amounted to € 1,437 million (€ 1,473 million and € 869 million as of December 31, 2001 and 2000, respectively) after deducting cash in the amount of 283 million (€ 322 million and € 377 million as of December 31, 2001 and 2000, respectively) and marketable securities in the amount of € 153 million (€ 113 million and € 86 million as of December 31, 2001 and 2000, respectively) and including other financial liabilities and receivables.

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

    F30

  »Consolidated Statements
Note 16 - Financial Expense
(in millions of euros, year ended December 31)	2002	2001	2000

Financial expense:
- interest on long-term debt	(52)	(49)	(66)
- interest on short-term debt	(26)	(48)	(44)
- interest on the sale of receivables	(5)	(8)	(9)
- exchange loss	(8)	(4)	(12)
- capitalized interest	3	3	2
- other expense	(4)	(6)	(5)

	(92)	(112)	(134)
Financial income:
- interest on long-term loans	5	11	6
- revenue from marketable securities	4	-	3
- exchange gain	15	7	9
- short-term financial income	16	25	47
- other income	3	1	1
	43	44	66

Financial expense, net	(49)	(68)	(68)

Note 17 - Other (Expense) Income (Restated)
Other income and expense for the years ended December 31, 2002, 2001 and 2000 includes the following:

(in millions of euros, year ended December 31)	2002	2001	2000
	(Restated)	(Restated)	(Restated)

Gain (loss) on divestitures and writedowns of financial assets	(80)	(12)	7
Expenses relating to retirees	(26)	(27)	(23)
Other	3	49	8

	(103)	10	(8)

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

    F31

  »Consolidated Statements

  Note 18 - Income Taxes

(in millions of euros, year ended December 31)	2002	2001	2000

Current income taxes	(64)	(106)	(157)
Deferred income taxes	28	(18)	(9)

	(36)	(124)	(166)
Withholding taxes	(3)	(6)	(6)

	(39)	(130)	(172)

  a) Effective Tax Rate

Since 2002, the effective tax rate calculated on the basis of income before goodwill amortization and writedowns. A pro-forma effective tax rate has been calculated for the previous periods.	The difference between the effective tax rate and the enacted tax rate applicable in France is as follows:

	2002	2001	2000
	(Restated)	(Restated)	(Restated)

Enacted tax rate	35.43%	36.43%	37.76%
Effect of foreign tax rates differential	(9.20%)	(4.20%)	(3.60%)
Permanent différences	(12.90%)	(3.35%)	(6.80%)
Taxes at lower rates	(14.30%)	1.17%	(0.40%)
Change in valuation allowance	14.20%	1.92%	2.40%
Other	(7.90%)	(3.28%)	0.60%
Withholding taxes	2.30%	1.70%	1.00%

Effective tax rate	36.23%	30.43%	30.96%

b) Deferred Income Tax
Deferred income taxes are reported in the consolidated balance sheet as follows:

(in millions of euros, as of December 31)		2002	2001	2000

Deferred income tax assets	- long term	505	335	331
	- short term	51	60	53
Deferred income tax liabilities	- long term	(195)	(173)	(93)
	- short term(*)	(10)	(7)	(7)
Net deferred income taxes assets		351	215	284

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

  The portfolio of foreign exchange instruments at year end was as follows:

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

As of December 31, 2002, currency instruments with a term longer than one year but shorter than 6 years represent an amount of € 69 million for forward purchases, € 202 million for forward sales.

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

  Open positions as of December 31, 2002

  As of December 31, 2002, hedging instruments for aluminium have a fair value of € (11) million whereas hedging instruments for other metals have a fair value of € 1 million. Fair value represents unrealized hedging gains (losses) deferred at the year end. These deferred gains (losses) are expected to offset the effects of price fluctuations on sales and purchases of metal.

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

  f) Market Value of Financial Instruments

  The table below summarizes the book and market values of the financial instruments used by the Group as of December 31, 2002, 2001 and 2000.

	2002		2001		2000
(in millions of euros)
	Net Book value	Market value	Net book value	Market value	Net book value	Market value

Investments in equity affiliates	285	285	297	297	261	261
Long-term investments	139	139	141	141	149	149
Long-term loans	49	49	55	55	60	60
Accounts receivable - trade (Restated)	1,281	1,281	1,466	1,466	1,500	1,500
Marketable securities	153	153	113	113	86	86
Cash (Restated)	283	283	332	332	377	377

Liabilities
Long-term debt
(including current portion)	1,504	1,463	1,008	1,002	765	757
Accounts payable – trade	1,456	1,456	1,504	1,504	1,503	1,503
Short-term bank loans	390	390	912	912	594	594

Off balance sheet
Interest rate instruments		11		0		0
Currency instruments		59		(3)		23

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

  In the last two cases, the market value represents what the Group would receive (or pay) to unwind the foreign exchange and interest rate instruments as of the balance sheet date. As these instruments relate essentially to specific hedges, the gain or loss arising from the mark to market on the instrument is offset by the gain or loss on the designated hedged item.

    F38

  »Consolidated Statements

  Note 20 - Commitments and Contingent Liabilities

  a) Guarantees provided in the usual course of business

(in millions of euros, as of December 31)			Guarantees
	< 1 year	from 1 to 3 years	from 3 to 5 years	> 5 years	Total 2002

Receivables sold(1)	200	-	-	-	200
Guarantees(2)	79	263	194	43	579
Mortgages and liens	-	-	-	-	-

Total	279	263	194	43	779

(1)	The Group has entered into agreements with certain financial institutions to sell up to € 187 million of selected receivables without recourse (€ 199 million in 2001, € 205 million in 2000) and up to € 28 million with recourse (€ 8 million in 2001, € 7 million in 2000). The outstanding receivables sold deducted from the caption "Accounts and notes receivables" amounts to € 200 million in 2002, including € 25 million sold with recourse.
(2)	Guarantees given mainly relate to loans and credit lines granted to Group companies.

As of December 31, 2002, debt instruments in the aggregate amount of € 1,165 million, including unused lines of credit,	contained restrictive covenants relating to the maintenance of the consolidated net worth of Pechiney and consolidated debt to equity ratio.

  The following table shows, as of December 31, 2002, the Group’s loans and lines of credit for a term exceeding one year, drawn or partially drawn, which are subject to early redemption requirements if the Group fails to maintain certain levels of consolidated net worth or exceeds certain indebtedness ratios:

	Rate	Maturity	Maximum	Amount	Consolidated Net	Debt Ratio
			Principal Amount	Drawn Down	Worth Requirement
				(€ millions)

Pechiney
Private Placement	EURIBOR	2008	€ 183 million	183	> € 2,500 million	< 140%

Pechiney Pacific
Line of credit	LIBOR	2004	US$ 185 million	176	> € 1,982 million(1)	-
Line of credit	LIBOR	2006	US$ 110 million	74	> € 2,500 million	-

  (1) 13 billion French francs

  b) Other commitments provided in the usual course of business

		Commitments
(in millions of euros, as of December 31)
	< 1 year	from 1 to 3 years	from 3 to 5 years	> 5 years	Total 2002

Operating leases	19	28	17	29	93
Capital expenditures	66	4	-	-	70

Total	85	32	17	29	163

  Financial instruments linked to foreign exchange interest, rate and metal exposure are detailed in Note 19.

  c) Guarantees and other commitments relating to non-recurring transactions

		Amounts
(in millions of euros, as of December 31)	< 1 year	from 1 to 3 years	from 3 to 5 years	> 5 years	Total 2002

Contingent guarantees and commitments(*)
OCEANE bonds redemption premium	-	-	51	-	51
Earn out clauses	2	-	-	-	2
Firm commitments (*)
Bauxilum project	-	7	210	-	217
Tomago	-	-	29	-	29

Total	2	7	290	-	299

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

  Within the framework of this agreement, the Group will provide equipment, technology, technical assistance and other services to Bauxilum for a total value of approximately 228 million dollars (representing € 217 million at December 31, 2002) which shall be financed, on the one hand, by two loans of a maximum amount of 110 million dollars granted by a banking syndicate to Aluminium Pechiney SPV, and for the remainder, by the Group. Reimbursements of the loan amounts shall be carried out through the sale of alumina which shall be off taken by the Group. Taking into account the project’s structure, the credit risk incurred by the Group should not exceed an estimated 120 million dollars. Within the framework of this project, it is provided that the Group will deliver several guarantees, in particular as to performance and that it will subcontract, under its responsibility, part of the project. This project also calls for a feasibility study for an extension of the facility so as to allow the increase of alumina production from 2 to 3 million tons.

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

    F40

  »Consolidated Statements

  d) Obligations and commitments summary

(in millions of euros, as of December 31)		Amounts to be paid
	< 1 year	from 1 to 3 years >	from 3 to 5 years >	5 years	Total 2002

Loans (see Note 15)	39	523	747	195	1,504
Capital leases	8	18	19	12	57
Off balance sheet commitments:
- provided in the usual course of business (see b above)	85	32	17	29	163
- non-recurring (see c above)	2	7	290	-	299

Total	134	580	1,073	236	2,023

  e) Contingent liabilities

Certain Group companies have been subjected to tax audits which are not completed. Management believes that all known litigation involving the Group is	adequately provided for so that liabilities related to such litigation should not materially affect the Group’s financial position or results of operations.

  Note 21 - Related Party Transactions

  Significant transactions and balances between the Group and its affiliates as of and for the years ended December 31, 2002, 2001 and 2000 included the following:

(in millions of euros)	2002	2001	2000

Year ended December 31
Net sales (Restated)	158	302	280
Purchases (Restated)	490	679	610
As of December 31
Accounts receivable - trade, net	21	38	55
Long-term loans (non-current portion)	33	50	54
Financial advances, net	19	38	8
Accounts payable – trade	91	101	86

As of December 31, 2002, Pechiney has entered into exchange and currency option contracts for a total amount of € 366 million with Aluminium Dunkerque and Alucam. These contracts mature in 2003.	The Group also enters into numerous transactions with certain of its main shareholders, notably Assurances Générales de France.

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
goodwill amortization

    F42

  »Consolidated Statements

	Aluminum

(in millions of euros)	Primary	Aluminum	Packaging	Ferroalloys	International	Holdings	Total
	Aluminum	Conversion		& other	Trade (Restated)		(Restated)

2001
Net sales	1,851	2,676	2,418	358	4,209	-	11,512
Earnings from operations	423	23	136	-	58	(88)	552
Restructuring expense, long-lived asset writedowns							(75)
Other income (expense)							10
Income (loss) from operations							487
Financial expense, net							(68)
Income (loss) before income taxes							419

Assets (excluding cash and Marketable	2,019	2,004	2,396	388	829	618	8,254
securities)
Cash and marketable securities							445

Total assets							8,699

Acquisitions of property, plant and equipment	51	137	177	20	2	2	389

Depreciation and amortization excluding long-lived assets writedowns and goodwill amortization	(86)	(91)	(125)	(19)	(3)	(4)	(328)

	Aluminum

	Primary	Aluminum	Packaging	Ferroalloys	International	Holdings	Total
(in millions of euros)	Aluminum	Conversion		& other	Trade (Restated)		(Restated)

2000
Net sales	2,039	2,600	2,085	377	3,773	-	10,874
Earnings from operations	509	78	100	-	65	(93)	659
Restructuring expense,long-lived asset writedowns							(29)

Other income (expense)							(8)
Income (loss) from operations							622

Financial expense, net							(68)
Income (loss) before income taxes							554
Assets (excluding cash and Marketable securities)	1,938	1,727	2,065	345	723	826	7,624

Cash and marketable securities							463

Total assets							8,087

Acquisitions of property, plant and equipment	33	117	106	25	5	1	287
Depreciation and amortization excluding long-lived assets writedowns and goodwill	(85)	(78)	(113)	(20)	(3)	(4)	(303)
amortization

    F43

  »Consolidated Statements

  B - GEOGRAPHIC INFORMATION (BY COUNTRY OF PRODUCTION)

(in millions of euros, as of December 31)	Net sales	Long-lived assets

2002
France	4,972	1,315
United States of America	3,546	1,155
Australia	356	421
Other	3,035	741

Total	11,909	3,632

2001
France	4,719	1,432
United States of America	3,695	1,346
Australia	394	506
Other (Restated)	2,704	718

Total (Restated)	11,512	4,002

2000
France	4,725	1,350
United States of America	3,598	1,223
Australia	421	234
Other (Restated)	2,130	477

Total (Restated)	10,874	3,284

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

    F46

  »Consolidated Statements
RELATED INDUSTRIAL ACTIVITIES
Ferroalloys
Invensil (France)	100
Pechiney Electrométallurgie (France)	100
Pechiney Electrométallurgie Abrasifs-Réfractaires (France)	100
Silicon Smelters (South Africa)	100
Other
Pechiney Centre de Recherches de Voreppe (France)	100
INTERNATIONAL TRADE
Almet France (France)	100
Pechiney Approvisionnements Alumine (France)	100
Pechiney Deutschland GmbH (Germany)	100
Pechiney Far East (Hong-Kong)	100
Pechiney Italia S.p.A (Italy)	100
Pechiney Japon K.K. (Japan)	100
Pechiney Trading Company S.A. (Switzerland)	100
Pechiney Trading France (France)	100
Pechiney Trading Limited (Great Britain)	100
Pechiney UK Ltd (Great Britain)	100
Pechiney World Trade USA, Inc. (United-States) (****)	100
Pechiney World Trade (France)	100
HOLDINGS
Compagnie Générale de Participation Industrielle et Financière (France)	100
Financière Européenne d’Emballages Pechiney (France)	100
Financière Européenne d’Emballages Pechiney Holdings UK Ltd (Great Britain)	100
Pechiney Aluminium Engineering (United States)	100
Pechiney Holdings, Inc. (United States)	100
Pechiney Metals Corporation (United States)	100
Pechiney Metals Corporation Lease Company (United States)	100
Pechiney Plastic Packaging, Inc. (United States) (***)	100
Pechiney Holdings UK Ltd (Great Britain) (*****)	100
Pechiney World Trade USA, Inc (United States) (****)	100
Sofiri (Luxembourg)	100

  THE MAJOR COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD ARE:

Airlessystems (France)	50
Almet - a.m.b. (Germany)	36
Alucam (Cameroon)	47
Aluminium Dunkerque (France)	35
Carbone Savoie (France)	30
Pechiney Reynolds Québec, Inc. (Canada)	50
Queensland Alumina Limited (Australia)	20
Socatral (Cameroon)	30
(*)	Aluminium Pechiney is comprised of "Aluminium Metal" and "Aluminium Conversion".
(**)	Legal Name of Pechiney Emballage Alimentaire became Pechiney Capsules from September 2002.
(***)	Pechiney Plastic Packaging, Inc. is comprised of "Packaging" and "Holdings".
(****)	Pechiney World Trade USA, Inc. is comprised of "International Trade" and "Holdings".
(*****)	Legal Name of Pechiney World Trade Holdings Ltd became Pechiney Holdings UK Ltd from June 2002.

    F47

  »Consolidated Statements

  Note 24 - Compensation and Number of Employees

(year ended December 31)	2002	2001	2000
		Restated	Restated

Labor costs (in millions of euros)	1,773	1,681	1,543
Average number of employees of consolidated subsidiaries	33,499	32,402	29,680

  Note 25 - Reconciliation with US GAAP (Restated)

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

  Restatement

  As discussed in Note 1, in order to comply with the requirements of the United States Securities and Exchange Commission, the Group restated its French GAAP financial statements as presented herein as of December 31, 2001 and 2000 and for each of the years ended December 31, 2002, 2001 and 2000. The impact of the restatement on previously reported US GAAP amounts is summarized in the table below.
		Earnings		Earnings	Earnings
		from	Net Income	per Share –	per Share –	Total	Total	Shareholders’
	Net Sales	Operations	(Loss)	Basic	Diluted	Assets	Liabilities	Equity

Year Ended December
31, 2002
Previously reported	11,918	423	(4)	(0.07)	(0.07)	8,374	5,465	2,909
Adjustment	—	—	(5)	(0.06)	(0.06)	-	-	-

As restated	11,918	423	(9)	(0.13)	(0.13)	8,374	5,465	2,909

Year Ended December
31, 2001
Previously reported	11,043	503	194	2.43	2.42	8,745	5,508	3,237
Adjustment	458	+ 3	+ 1	+ 0.02	+ 0.01	16	11	5

As restated	11,501	506	195	2.45	2.43	8,761	5,519	3,242

Year Ended December
31, 2000
Previously reported	10,679	658	314	3.90	3.88	7,975	4,800	3,175
Adjustment	195	+ 1	4	+ 0.04	+ 0.04	14	10	4

As restated	10,874	659	318	3.94	3.92	7,989	4,810	3,179

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

  d) Comprehensive income (loss)

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

  e) Impairment of Property, Plant and Equipment

Under French GAAP, write-downs of property, plant and equipment are recorded as an increase in accumulated depreciation.	Under U.S. GAAP, write-downs for property, plant and equipment are recorded as a reduction to the cost basis.

Reconciliation of net income (loss) and shareholders’ equity
a) Net income (loss)
(in millions of euros)	2002	2001	2000
	(Restated)	(Restated)	(Restated)

Net income (loss) as reported in the consolidated income statement	(55)	234	318
Derivative instruments and hedging activities	25	(31)	-
Goodwill amortization	52	3	-
Income under US GAAP, before cumulative effect of change	22	206	318
in accounting principle
Cumulative effect of change in accounting for derivatives			-
and hedging activities as of January 1, 2001	-	(11)	-
Cumulative effect of change in accounting for goodwill as of January 1, 2002	(31)	-	-
Net income (loss) under US GAAP	(9)	195	318

b) Shareholders’ equity
(in millions of euros)	2002	2001	2000
	(Restated)	(Restated)	(Restated)

Shareholders’ equity as reported in the consolidated balance sheet	3,014	3,400	3,277
Derivative instruments and hedging activities	15	(40)	-
Goodwill amortization	21	3	-
Additional minimum pension liability	(141)	(121)	(98)
Shareholders’ equity under US GAAP	2,909	3,242	3,179

    F49

  »Consolidated Statements

Condensed US GAAP statement of income and balance sheet
a) Condensed US GAAP statement of income
(in millions of euros)	2002	2001	2000
	(Restated)	(Restated)	(Restated)

Net sales and other operating income	12,062	11,656	11,027
Costs of goods sold and operating expenses	(11,639)	(11,150)	(10,368)
Restructuring expense, long-lived asset write-downs and other income (expense)	(248)	(65)	(37)
Goodwill amortization	-	(26)	(20)
Goodwill impairment	(77)	(22)	-
Financial expense, net	(50)	(70)	(68)
Income tax (expense) benefit	(44)	(113)	(172)
Equity in net earnings of affiliates	18	24	(13)
Minority interest	-	(28)	(31)

Income before cumulative effect of change in accounting principle	22	206	318
Cumulative effect of change in accounting for goodwill
and for derivatives and hedging activities	(31)	(11)	-

Net income (loss)	(9)	195	318

Net income per share "A" (in euros)
- Before cumulative effect of change in accounting principle
- Basic earnings per share	0.26	2.59	3.94
- Diluted earnings per share	0.26	2.57	3.92
- After cumulative effect of change in accounting principle
- Basic earnings per share	(0.13)	2.45	3.94
- Diluted earnings per share	(0.13)	2.43	3.92

    F50

  »Consolidated Statements
b) Condensed US GAAP balance sheet
(in millions of euros)	2002	2001	2000
	(Restated)	(Restated)	(Restated)

ASSETS
Cash	283	332	377
Marketable securities	153	113	86
Accounts receivable – trade	1,269	1,448	1,512
Inventories, net	1,524	1,601	1,448
Other current assets	367	294	406
Property, plant and equipment, net	2,832	2,997	2,476
Goodwill, net	659	864	642
Other intangible assets, net	163	145	166
Investments in equity affiliates	285	280	261
Deferred income taxes, long-term	499	339	331
Long-term investments and other long-term assets	340	347	284

Total assets	8,374	8,761	7,989

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term bank loans	392	912	594
Accounts payable – trade	1,451	1,515	1,511
Other current liabilities	626	569	630
Long-term debt	1,465	971	734
Deferred income taxes, long-term	195	173	93
Other long-term liabilities	1,187	1,210	1,079
Minority interest	149	169	169
Shareholders’ equity	2,909	3,242	3,179

Total liabilities and shareholders’ equity	8,374	8,761	7,989

c) US GAAP statement of comprehensive income (loss)
(in millions of euros)	2002	2001	2000
	(Restated)	(Restated)	(Restated)

Net income (loss) under US GAAP	(9)	195	318
Other comprehensive income (loss), net of tax:
- Changes in cumulative translation adjustment	(205)	59	79
- Changes in additional pension liability	(44)	(23)	(25)
- Changes in fair value of derivative instruments designated as cash flow eges	31	2	-
Comprehensive income (loss) under US GAAP	(227)	233	372

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

  Effective July 1, 2001 for business combinations for which the acquisition date is after June 30, 2001 and effective January 1, 2002 for other goodwill and intangible assets, the Group adopted SFAS No. 141 "Business Combinations" and SFAS No 142 "Goodwill and Other Intangible Assets", for purposes of the US GAAP reconciliation. These statements require that all business combinations be accounted for using the purchase method and that goodwill and other intangible assets with indefinite lives not be amortized; instead, these assets are tested for impairment at least annually.

  The application of SFAS 141 and SFAS 142 to acquisitions of the second half of 2001 had no significant impact on the Group’s financial position or results of operations. The application of SFAS 141 and SFAS 142 to other goodwill and intangible assets resulted in a cumulative after-tax transition adjustment at January 1, 2002 amounting to € 31 million, charged to earnings. In 2002, no goodwill amortization was recorded but goodwill impairment amounting to € 77 million was recorded in the second half of the year. In 2001, goodwill amortization totaled € 26 million.

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

  As a result of these new requirements, changes in the fair value of certain derivative instruments are recorded in earnings instead of being deferred until the income or loss on the hedged transaction is recorded. The transition adjustment on January 1, 2001 resulted in a cumulative after-tax charge of € 11 million recorded in earnings and a cumulative after-tax increase of other comprehensive income of € 3 million.

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

  Effects of adopting SFAS 142

  The effects of adopting SFAS 142 on U.S. GAAP net income and U.S. GAAP income before cumulative effect from accounting change and on diluted earnings per share are as follows:

	2002	2001	2000
	(Restated)	(Restated)	(Restated)

U.S. GAAP net income	(9)	195	318

Less: cumulative effect from change
in accounting for goodwill	31	-	-

U.S. GAAP income before cumulative effect from accounting change for goodwill	22	195	318

Add: goodwill amortization	-	26	20

U.S. GAAP adjusted net income before
cumulative effect from accounting change for goodwill and goodwill amortization	22	221	338

Diluted earnings per share “A”	2002	2001	2000
	(Restated)	(Restated)	(Restated)

U.S. GAAP net income	(0.13)	2.45	3.94

Less: cumulative effect from change in
accounting change for goodwill	0.39	-	-

U.S. GAAP income before cumulative effect
from accounting change for goodwill	(0.26)	2.45	3.94

Add: goodwill amortization	-	0.33	0.25

U.S. GAAP adjusted net income before cumulative effect
from accounting change for goodwill and goodwill amortization	(0.26)	2.78	4.19

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

	2002		2001		2000

	As reported	Pro-forma	As reported	Pro-forma	As reported	Pro-forma
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)

Net income (loss) (in millions of euros)	(9)	(18)	195	185	318	315
Net income (loss) per share "A" (in
euros):
- Basic	(0.13)	(0.25)	2.45	2.32	3.94	3.90
- Diluted	(0.13)	(0.25)	2.43	2.30	3.92	3.88

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

    F53

  » Consolidated Statements

  c) Effective Tax Rate

  The reconciliation of the effective and enacted tax rates in Note 18 is based on pre-tax income before amortization and writedowns of goodwill because these items represent permanent book/tax differences and, accordingly, have no impact on income tax expense. The reconciliation with the effective tax rate based on pre-tax income is as follows:

	2002	2001	2000
	(Restated)	(Restated)	(Restated)

Enacted tax rate	35.43%	36.43%	37.76%

Effect of foreign tax rates differential	(21.00)%	(5.10)%	(3.70)%

Goodwill amortization and	56.80%	5.40%	1.40%
write-downs

Other permanent differences	(29.50)%	(3.80)%	(7.10)%

Taxes at lower rates	32.70%	1.30%	(0.50)%

Change in valuation allowance	32.50%	2.20%	2.50%

Other	(17.90)%	(3.70)%	0.70%

Withholding taxes	5.20%	1.90%	0.90%

Effective tax rate	94.23%	34.63%	32.06%

  d) Derivative instruments and hedging activities

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

  For 2003, financial information is expected to be released as follows*:

First quarter results - April 29, 2003
Semi-annual results - July 30, 2003
Third quarter results - November 4, 2003

  (*) These dates are subject to change

  Signature

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date : October 24, 2003	PECHINEY
By:/s/ Olivier Mallet Name : Olivier Mallet Title : Senior Executive Vice President Chief Financial Officer